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04035026

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME State Bank of India

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4524 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/29/04


भारतीय स्टेट बैंक
State Bank of India





वार्षिक रिपोर्ट 2003-04 | Annual Report 2003-04




State Bank of Indi



बैंक का लक्ष्य-कथन

i) विश्वस्तरीय कार्यक्षमता एवं व्यावसायिकता और सुदृढ़ संस्थात्मक मूल्यों के साथ विश्वव्यापी संभावनाओं से युक्त अग्रणी भारतीय वित्तीय सेवा समूह ।

ii) देश में विकास बैंकिंग के अग्रणी के रूप में अपना स्थान बनाए रखना ।

iii) प्रति शेयर निरंतर उच्च उपार्जन के माध्यम से शेयरधारक मूल्य में वृद्धि ।

iv) पारस्परिक विचारशीलता एवं प्रतिबद्धता की संस्कृति, समाधानजनक एवं प्रोत्साहनपरक कार्य-परिवेश और सतत ज्ञानार्जन के अवसरों से सुसज्जित एक संस्थान ।

बैंक का ध्येय

विस्वस्तरीय मानकों एवं महत्वपूर्ण विश्वव्यापी व्यवसाय सहित अग्रणी भारतीय वित्तीय सेवा समूह के रूप में अपना स्थान बनाए रखते हुए ग्राहकों, शेयरधारकों तथा कर्मचारियों की संतुष्टि के लिए प्रतिबद्ध और विकास बैंकिंग की भूमिका पर लगातार बल देते हुए, विस्तारशील तथा वैविध्यशील वित्तीय सेवा क्षेत्र में अपनी अग्रणी भूमिका का निर्वाह करना ।

THE BANK'S VISION

i) Premier Indian Financial Services Group with global perspective, world-class standards of efficiency and professionalism and core institutional values.

ii) Retain its position in the country as a pioneer in Development Banking.

iii) Maximize shareholder value through high-sustained earnings per share.

iv) An institution with a culture of mutual care and commitment, a satisfying and exciting work environment and continuous learning opportunities.

THE BANK'S MISSION

To retain the Bank's position as the premier Indian financial services group, with the world class standards and significant global business, committed to excellence in customer, shareholder and employee satisfaction, and to play a leading role in the expanding and diversifying financial services sector, while continuing emphasis on its development banking role.



STATE BANK OF INDIA

PROXY FORM

Folio No.: ____________________

DP / Client-ID No. ______________

I / We ____

____

of ________________________ being(a) shareholder(s) of the State Bank of India holding shares Nos. ________________________ on the Register of shareholders at the Central Office of the Bank do hereby appoint ________________________________ of ______________ (or failing him / her ____ of ____) as my / our proxy to vote for me / us and on my / our behalf at a meeting of the shareholders of the State Bank of India to be held at ____ on the ________________________ day of ________________________________ and at any adjournment thereof.

Dated this ______________________________ day of ______________________

30 paise
Rev.
Stamp

No instrument of proxy shall be valid unless in the case of an individual shareholder it is signed by him or by his attorney duly authorised in writing, or in the case of joint holders, it is signed by the shareholders first named in the Register or his attorney duly authorised in writing, or in the case of a Company it is executed under its common seal, if any, or signed by its attorney duly authorised in writing.

Provided that an instrument of proxy shall be sufficiently signed by any shareholder, who is, for any reason, unable to write his name, if his mark is affixed thereto and attested by a Judge, Magistrate, Justice of the Peace, Registrar or Sub-Registrar of Assurances, or other Government Gazetted Officer or an Officer of the Reserve Bank of India or the State Bank of India.

A proxy, unless appointed by a Company, should be a Director of the Central Board / Member of the Local Board / Shareholder of the State Bank of India, other than an officer or employee of the State Bank of India.

No Proxy shall be valid unless it is duly stamped and unless it, together with the power of attorney or other authority (if any) under which it is signed, or a copy of that power of attorney or authority certified by a Notary Public or a Magistrate is deposited with the Central Office or other office designated from time to time by the Chairman or Managing Director in this behalf, not less than 7 clear days before the date fixed for the meeting. (In case a power of attorney is already registered with the Bank, the Folio No. and Registration No. of the power of attorney be also mentioned).

The following are authorised to accept the proxy form, power of attorney or other authority:

(a) Shares & Bonds Dept., State Bank of India, Central Office, 9th Floor, State Bank Bhavan, Madame Cama Road, Mumbai-400 021.

(b) The Officer-in-charge, Shares & Bonds Cell at the Bank's LHO of the Centre where the AGM is to be held.

(c) M / s Datamatics Financial Software & Services Limited, Unit: State Bank of India, Plot A-16 & 17, MIDC, Part B, Cross Lane, Marol, Andheri (East), Mumbai - 400 093.

भारतीय स्टेट बैंक

प्राक्सी फार्म

फोलियो क्र.: ____________________

डी.पी./ग्राहक आई.डी.क्र. ____________

मैं / हम , ____

____ निवासी ______________________

बैंक के केन्द्रीय कार्यालय में शेयरधारकों के रजिस्टर में दर्ज भारतीय स्टेट बैंक के ______________

शेयर / शेयरों का धारक हूँ / शेयरों के धारक हैं और एतद्द्वारा ______________________________

____________________________ निवासी ______________________ को (या उसकी

अनुपस्थिति में ____________________________ निवासी ______________________को)
भारतीय स्टेट बैंक के शेयरधारकों की ______________________ में दिनांक ______________

को, और उसके किसी स्थगन के बाद होने वाली सभा में मेरे / हमारे लिए और मेरी / हमारी तरफ से मत देने हेतु अपने प्राक्सी के रूप में नियुक्त करता / करती हूँ / करते हैं.

दिनांकित ________________________के ______________________________दिवस को

30 पैसे रसीदी टिकट

यदि प्राक्सी का लिखत एकल शेयरधारक के मामले में उसके द्वारा अथवा लिखित रूप में यथाविधि प्राधिकृत उसके मुख्तार द्वारा हस्ताक्षरित न हो अथवा किसी कम्पनी के मामले में उसकी सामान्य सील के अंतर्गत निष्पादित न किया गया हो अथवा लिखित रूप में यथाविधि प्राधिकृत मुख्तार द्वारा हस्ताक्षरित न हो, तो वह वैध नहीं होगा.

यतः यदि कोई शेयरधारक किसी भी कारणवश अपना नाम न लिख सकता हो, तो यदि उस पर उसका कोई चिह्न लगाया जाता है जिसे किसी न्यायाधीश, मजिस्ट्रेट, जस्टिस आफ द पीस, रजिस्ट्रार या उप-रजिस्ट्रार आफ एश्योरेन्सेस ने अथवा किसी अन्य सरकारी राजपत्रित अधिकारी अथवा भारतीय रिजर्व बैंक या भारतीय स्टेट बैंक के किसी अधिकारी ने अधिप्रमाणित किया हो, तो प्राक्सी का वह लिखत यथेष्ट रूप में हस्ताक्षरित होगा.

यदि प्राक्सी कंपनी द्वारा नियुक्त न हो, तो वह भारतीय स्टेट बैंक के केन्द्रीय बोर्ड का निदेशक / स्थानीय बोर्ड का सदस्य/भारतीय स्टेट बैंक का ऐसा शेयरधारक होना चाहिए, जो भारतीय स्टेट बैंक का अधिकारी या कर्मचारी न हो.

यदि प्राक्सी पत्र यथाविधि स्टांपित न हो और उसे मुख्यतारनामे या अन्य प्राधिकार पत्र (यदि कोई हो) जिसके अंतर्गत उसे हस्ताक्षरित किया गया हो अथवा किसी नोटरी पब्लिक अथवा न्यायाधीश द्वारा प्रमाणित उस अधिकार पत्र अथवा प्राधिकार पत्र की एक प्रति, केन्द्रीय कार्यालय में या इसके स्थान पर अध्यक्ष या प्रबंध निदेशक द्वारा समय-समय पर नामित अन्य कार्यालय में सभा के लिए नियत तिथि के स्पष्टतः 7 दिन पूर्व जमा न किया जाए, तो वह (प्राक्सी पत्र) वैध नहीं होगा. (यदि मुख्तानामा पहले से बैंक के पास पंजीकृत है, तो मुख्तारनामा या अन्य मुख्तारनामे के फोलियो क्रमांक और पंजीकरण क्रमांक का भी उल्लेख किया जाए).

प्राक्सी फार्म मुख्तारनामा या अन्य प्राधिकार पत्र स्वीकार करने के लिए निम्नांकित को प्राधिकृत किया गया है :

(क) शेयर एवं बाण्ड विभाग, भारतीय स्टेट बैंक, केन्द्रीय कार्यालय, नववी मंजिल, स्टेट बैंक भवन, मादाम कामा रोड, मुंबई - 400 021.

(ख) उस केन्द्र के स्थानीय प्रधान कार्यालय के शेयर एवं बाण्ड कक्ष के प्रभारी अधिकारी, जहाँ वार्षिक महासभा आयोजित की जाएगी.

(ग) मेसर्स डाटामैटिक्स फाइनेंसियल सॉफ्टवेयर एण्ड सर्विसेज लिमिटेड, यूनिट: भारतीय स्टेट बैंक, प्लॉट ए-16 एवं 17 एम. आइ. डी.सी., पार्ट-बी, क्रॉस लेन, मरोल, अंधेरी (पूर्व), मुंबई-400 093

भारतीय स्टेट बैंक

केन्द्रीय कार्यालय, मुंबई

शेयरधारकों को सूचित किया जाता है कि भारत सरकार के दिशा-निर्देशों को ध्यान में रखते हुए, बैंक ने वर्ष 1995 से, वार्षिक महासभा के दौरान शेयरधारकों के लिए उपहार वितरण की प्रणाली समाप्त कर दी है.

State Bank of India

Central Office, Mumbai

Shareholders are advised that in keeping with the Government of India guidelines, the Bank has discontinued the practice of distribution of gifts to shareholders during the Annual General meetings from 1995.

भारतीय स्टेट बैंक

शेयरधारको की वार्षिक महासभा/
महासभा उपस्थिति पर्ची

दिनांक : [| | | | 2 | 0 | 0 |]

फोलियो क्र : [|] [| | | | | |]

डी.पी / ग्राहक आई.डी. क्र: [| | | | | | | | | | |]

शेयरधारक का पूरा नाम : ____________________
(शेयर प्रमाणपत्र पर लिखे / डी.पी. के रिकार्ड के अनुसार)

पंजीकृत पता: ____________________

____________________ पिन [| | | | |]

कुल धारित शेयरों की संख्या : [| | | | | | | |]

शेयर प्रमाण पत्र क्रमांक : [| | | | | |] से [| | | | | | |] तक

क्या विनियम 31 (1) एवं (2) के अनुसार मत देने का अधिकार है: हाँ / नहीं
(प्रति 10 रुपये अंकित मूल्य के 50 शेयर हेतु एक मत)

यदि हाँ, तो मतों की संख्या जिनके लिए वह अधिकृत है :

शेयरधारक के तौर पर व्यक्तिगत रूप से							
प्राक्सी के रूप में							
विधिवत प्राधिकृत प्रतिनिधि के रूप में							
योग							

हस्ताक्षर अनुप्रमाणित (शेयरधारक के हस्ताक्षर)

नाम:

पदनाम:

सील / मोहर:

नोट:

i) भारतीय स्टेट बैंक के शाखा प्रबंधकों/प्रभाग प्रबंधकों को (जिनके हस्ताक्षर सर्कुलेट किए गए हैं), उस शाखा में खाता रखने वाले शेयरधारकों द्वारा शेयरधारक होने का समुचित साक्ष्य प्रस्तुत करने पर, उनके हस्ताक्षर अनुप्रमाणित करने के लिए प्राधिकृत किया गया है।

ii) यदि शेयरधारक भारतीय स्टेट बैंक के अलावा किसी अन्य बैंक का खाताधारी है, तो उसके हस्ताक्षरों का अनुप्रमाणन उस बैंक के शाखा प्रबंधक शाखा की मोहर/स्टाम्प के साथ अनुप्रमाणित कर सकते हैं।

iii) वैकल्पिक रुप में, शेयरधारक अपने हस्ताक्षर नोटरी या प्रथम श्रेणी के मजिस्ट्रेट द्वारा अनुप्रमाणित करवाएं.

iv) शेयरधारकों के हस्ताक्षर सभास्थल पर भारतीय स्टेट बैंक के निर्दिष्ट अधिकारियों से भी अनुप्रमाणित करवाए जा सकते हैं। इसके लिए उन्हें अपनी पहचान का कोई संतोषप्रद प्रमाण जैसे -पासपोर्ट, फोटो वाला ड्राइविंग लाइसेंस, मतदाता पहचान कार्ड या इसी प्रकार का अन्य कोई स्वीकार्य प्रमाण प्रस्तुत करना होगा.

STATE BANK OF INDIA

ANNUAL GENERAL MEETING/GENERAL MEETING OF SHAREHOLDERS

ATTENDANCE SLIP

Date : ☐☐☐☐ 2 0 0 ☐

Folio No: ☐☐ ☐☐☐☐☐☐☐

DP/Client-ID No.: ☐☐☐☐☐☐☐☐☐☐☐☐

Full Name of the Shareholder : ______________________________
(as appearing on share certificate/recorded with DP)

Registered address : ______________________________

______________________________ PIN ☐☐☐☐☐☐

Total number of Shares held : ☐☐☐☐☐☐☐☐☐

Share Certificate Nos. From ☐☐☐☐☐☐☐ To ☐☐☐☐☐☐☐

Whether having voting rights in terms of Regulation 31 (1) and (2): Yes / No
(one vote for every 50 shares of the face value of Rs. 10 each)

If yes number of votes to which he/she is entitled :

In person as a shareholder							
As a proxy							
As a duly authorised representative							
TOTAL							

Signature Attested
Name:
Designation:
Seal/Stamp:

(Signature of Shareholder)

Note:

i) The Branch Managers/Managers of Divisions of the branches of the State Bank of India (whose signatures are circulated) are authorised to attest the signature of the shareholders, on production of suitable evidence of his/her shareholding to the branch where the shareholders may be maintaining account.

ii) If the shareholder maintains account with a bank other than State Bank of India, the signature may be attested by the Branch Manager of that Bank, affixing the branch seal/stamp to evidence the attestation.

iii) Alternatively, the shareholder may have his/her signature attested by a Notary or a first class Magistrate.

iv) The signature of shareholders can also be got attested at the venue of the Meeting by the designated officers of the State Bank of India, on production of satisfactory evidence of his/her identification such as Passport/Driving Licence with photograph, Voters Identity Card or such other similar acceptable evidence.



भारतीय स्टेट बैंक

केंद्रीय कार्यालय, मुंबई - 400 021.

सूचना

भारतीय स्टेट बैंक के शेयरधारकों की 49 वीं वार्षिक महासभा नेहरु सेन्टर आडिटोरियम, डॉ. एनी बेसंट रोड, वरली, मुंबई-400 018 (महाराष्ट्र) में शुक्रवार, दिनांक 09 जुलाई 2004 को अपराह्न 3.30 बजे निम्नलिखित कार्य के निष्पादन हेतु होगी :

> "31 मार्च 2004 तक की केंद्रीय बोर्ड की रिपोर्ट, बैंक का तुलनपत्र और लाभ एवं हानि खाता तथा तुलनपत्र और लेखों पर लेखा-परीक्षकों की रिपोर्ट प्राप्त करना."

मुंबई.
दिनांक: 07 मई, 2004

(अरुण कुमार पुरवार)
अध्यक्ष

STATE BANK OF INDIA

Central Office, Mumbai-400 021.


Notice

The 49th Annual General Meeting of the Shareholders of the State Bank of India will be held at Nehru Centre Auditorium, Dr. Annie Besant Road, Worli, Mumbai - 400 018 (Maharashtra) on Friday, the 9th July, 2004 at 3.30 P.M. for transacting the following business :-

> "to receive the Central Board's Report, the Balance Sheet and Profit and Loss Account of the Bank made up to the 31st March, 2004 and the Auditors' Report on the Balance Sheet and Accounts."

Mumbai.
Date: 7th May, 2004

(A.K. PURWAR)
CHAIRMAN

विषय-सूची

Contents

केंद्रीय निदेशक बोर्ड

(28 मई 2004 को)

अध्यक्ष
श्री अरुण कुमार पुरवार

प्रबंध निदेशक
श्री सी. भट्टाचार्य
श्री के. अशोक किणी

भारतीय स्टेट बैंक अधिनियम की धारा 19 (खख) के अंतर्गत निदेशक (पदेन)
श्री के. पी. झुनझुनवाला
अवधि : 3 वर्ष अथवा उत्तराधिकारी की नियुक्ति तक, जो भी बाद में हो.

भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अंतर्गत निर्वाचित निदेशक
डॉ. आइ. जी. पटेल
श्री अजय जी. पीरामल
श्री पी. आर. खन्ना
श्री सुमन कुमार बेरी
अवधि : 3 वर्ष अथवा अगले 3 वर्ष की अवधि के लिए पुनर्निर्वाचित होने तक

भारतीय स्टेट बैंक अधिनियम की धारा 19 (गक) के अंतर्गत नामित निदेशक
श्री अनंत सी. कलिता

भारतीय स्टेट बैंक अधिनियम की धारा 19 (गख) के अंतर्गत नामित निदेशक
श्री शांता राजु

भारतीय स्टेट बैंक अधिनियम की धारा 19 (घ) के अंतर्गत निदेशक
डॉ. किरीट एस. पारीख
श्री अरुण सिंह
श्री राजीव पांडे
श्री पीयूष गोयल
अवधि : 3 वर्ष अथवा उत्तराधिकारी की नियुक्ति होने तक - अधिकतम 6 वर्ष

भारतीय स्टेट बैंक अधिनियम की धारा 19 (ङ) के अंतर्गत निदेशक
श्री एन. एस. सिसोदिया

भारतीय स्टेट बैंक अधिनियम की धारा 19 (च) के अंतर्गत निदेशक
श्री ए. वी. सरदेसाई

Central Board of Directors

(As on 28th May 2004)

Chairman
Shri Arun Kumar Purwar

Managing Directors
Shri C. Bhattacharya
Shri K. Ashok Kini

Director (ex-officio) under Section 19(bb) of SBI Act
Shri K.P. Jhunjhunwala
Term: 3 years or appointment of Successor, whichever is later.

Directors elected under Section 19(c) of SBI Act
Dr. I.G. Patel
Shri Ajay G. Piramal
Shri P.R. Khanna
Shri Suman Kumar Bery
Term: 3 years or re-elected for further period of 3 years.

Director nominated under Section 19(ca) of SBI Act
Shri Ananta C. Kalita

Director nominated under Section 19(cb) of SBI Act
Shri Shantha Raju

Directors under Section 19(d) of SBI Act
Dr. Kirit S. Parikh
Shri Arun Singh
Shri Rajiv Pandey
Shri Piyush Goyal
Term: 3 years or till the Successor is appointed – maximum 6 years.

Director under Section 19(e) of SBI Act
Shri N.S. Sisodia

Director under Section 19(f) of SBI Act
Shri A.V. Sardesai



श्री सी. भट्टाचार्य
Shri C. Bhattacharya



श्री के. अशोक किणी
Shri K. Ashok Kini



श्री के. पी. झुनझुनवाला
Shri K. P. Jhunjhunwala



डॉ. आइ. जी. पटेल
Dr. I. G. Patel



श्री अरुण कुमार पुरवार
Shri Arun Kumar Purwar



श्री अजय जी. पीरामल
Shri Ajay G. Piramal



श्री पी. आर. खन्ना
Shri P.R. Khanna



श्री सुमन कुमार बेरी
Shri Suman Kumar Bery



श्री अनंत सी. कलिता
Shri Ananta C. Kalita



श्री शांता राजु
Shri Shantha Raju



डॉ. किरीट एस. पारीख
Dr. Kirit S. Parikh



श्री अरुण सिंह
Shri Arun Singh



श्री राजीव पांडे
Shri Rajiv Pandey



श्री पीयूष गोयल
Shri Piyush Goyal



श्री एन. एस. सिसोदिया
Shri N.S. Sisodia



श्री ए. वी. सरदेसाई
Shri A.V. Sardesai

स्थानीय बोर्ड के सदस्य

(28 मई 2004 को)

अहमदाबाद
श्री ए. के. शर्मा
मुख्य महाप्रबंधक (पदेन)
डॉ. आई. जी. पटेल *
श्री बी. जे. भंडूटिया
श्री संजय दलसुखभाई शाह

बंगलूर
श्री पी.के. मित्रा
मुख्य महाप्रबंधक (पदेन)
श्री मदन बिंदुराव देसाई
श्री प्रभाकर नरसिंह नायक
श्रीमती सुधा राजु
सुश्री प्रिया मैस्करेन्हस

भोपाल
श्री एस. भट्टाचार्य
मुख्य महाप्रबंधक (पदेन)
श्री चिंतामणि शुक्ल
श्रीमती माधुरी सेठ
श्री अनवर जाफरी
श्री शलभ शर्मा

भुवनेश्वर
श्री वी. एस. जी. चंद्र शेखर
मुख्य महाप्रबंधक (पदेन)
श्रीमती सविता मोहंती
श्री अरुण कुमार साबत
श्री शक्ति रंजन दास

चंडीगढ़
श्री ए. डी. चौधुरी
मुख्य महाप्रबंधक (पदेन)
श्री सुमन कुमार अग्रवाल
श्रीमती स्नेह महाजन
श्री मनमोहन लाल सरीन
डॉ. सुमेर लाल गोयल

चेन्नई
श्री ए. दत्ता
मुख्य महाप्रबंधक (पदेन)
श्रीमती नलिनी पद्मनाभन
श्री जे. मदन गोपाल राव
डॉ. ए. राममूर्ति
डॉ. आर. वन्नियाराजन

हैदराबाद
श्री एस. के. भट्टाचार्य
मुख्य महाप्रबंधक (पदेन)
श्री पैडा कृष्ण मोहन
श्री चिलुकूरु कृष्ण गोपाल
श्री करुपोट्ला बालकोंडय्या {आइपीएस (सेवानिवृत्त)}
श्री बेथि गोपाल रेड्डि

बंगाल
श्री के. सी. राउत
मुख्य महाप्रबंधक (पदेन)
डॉ. सबुज कोलि सेन
डॉ. गीता चटर्जी

लखनऊ
श्री पी. भाष्यम
मुख्य महाप्रबंधक (पदेन)
श्री राज कपूर
श्री वीर भद्र मिश्रा
डॉ. अमृता दास
डॉ. प्रभाकर झा
सुश्री फरीदा अब्राहम

मुंबई
श्री ए. रमेश कुमार
मुख्य महाप्रबंधक (पदेन)
श्री अजय जी. पीरामल *
श्री पीयूष गोयल *
डॉ. के. एस पारीख *
श्री प्रकाश धर्शीभाई शाह
श्री भरत मगनलाल उदेशी
श्री जितेन परमानंददास मोदी

दिल्ली
श्री बी. के. गैरोला
मुख्य महाप्रबंधक (पदेन)
श्री. पी. आर. खन्ना *
श्री एस. के. बेरी *
श्री अरुण सिंह *
श्री राजीव पांडे *
श्री सुभाष चंद्र चावला
श्री सलामत उल्ला
श्री कुलदीप कुमार द्रबु

उत्तर पूर्व
श्री ओ. पी. भट्ट
मुख्य महाप्रबंधक (पदेन)
श्री हरि प्रसाद हजारिका
श्री धरणीधर माली
कर्नल मनोरंजन गोस्वामी
सुश्री जोथनपरी ह्रशेल
श्री संजय कुमार दास

पटना
श्री सीतारामम् कोमरगिरीत
मुख्य महाप्रबंधक (पदेन)
श्री के. पी. झुनझुनवाला
श्री संजय सेठ
श्री विनय कुमार कांता
श्री किशोरी मोहन वर्मा
श्री बदरूज़मान खान

केरल
श्री सी. नरसिंहन
मुख्य महाप्रबंधक (पदेन)
श्री पी. ई. बालकृष्ण मेनन
डॉ. एन. मोहन कुमारन
श्रीमती चित्रा देवराजन
श्रा के. कृष्णानंद पै
श्री राजीव वासुदेवन
श्री के. पी. एस. मेनन

* भारतीय स्टेट बैंक अधिनियम की धारा 21(1) (ख) के अनुसार स्थानीय बोर्डों पर नमित केंद्रीय बोर्ड के निदेशक.

Members of Local Boards

(As on 28th May 2004)

Ahmedabad
Shri A.K. Sharma
Chief General Manager (Ex-Officio)
Dr. I.G. Patel *
Shri B.J. Bhandutia
Shri Sanjay Dalsukhbhai Shah

Bangalore
Shri P.K. Mitra
Chief General Manager (Ex-Officio)
Shri Madan Bindurao Desai
Shri Prabhakara Narasimha Nayak
Smt. Sudha Raju
Ms. Priya Mascarenhas

Bhopal
Shri S. Bhattacharyya
Chief General Manager (Ex-Officio)
Shri Chintamani Shukla
Smt. Madhuri Seth
Shri Anwar Jafri
Shri Shalabh Sharma

Bhubaneswar
Shri V.S.G. Chandra Shekhar
Chief General Manager (Ex-Officio)
Smt. Saveeta Mohanty
Shri Arun Kumar Sabat
Shri Shakti Ranjan Das

Chandigarh
Shri A.D. Chaudhuri
Chief General Manager (Ex-Officio)
Shri Suman Kumar Aggarwal
Smt. Sneh Mahajan
Shri Manmohan Lal Sarin
Dr. Sumer Lal Goel

Chennai
Shri A. Datta
Chief General Manager (Ex-Officio)
Smt. Nalini Padmanabhan
Shri J. Madana Gopal Rao
Dr. A. Ramamurthy
Dr. R. Vanniarajan

Hyderabad
Shri S.K. Bhattacharya
Chief General Manager (Ex-Officio)
Shri Pyda Krishna Mohan
Shri Chilukuru Krishna Gopal
Shri Karupothala Balakondaiah {IPS (Retd.)}
Shri Bethi Gopal Reddy

Bengal
Shri K.C. Raut
Chief General Manager (Ex-Officio)
Dr. Sabuj Koli Sen
Dr. Geeta Chatterjee

Lucknow
Shri P. Bhasyam
Chief General Manager (Ex-Officio)
Shri Raj Kapoor
Shri Veer Bhadra Mishra
Dr. Amrita Dass
Dr. Prabhakara Jha
Ms. Farida Abraham

Mumbai
Shri A. Ramesh Kumar
Chief General Manager (Ex-Officio)
Shri Ajay G. Piramal *
Shri Piyush Goyal *
Dr. K.S. Parikh *
Shri Prakash Dharshibhai Shah
Shri Bharat Maganlal Udeshi
Shri Jiten Parmananddas Mody

Delhi
Shri B.K. Gairola
Chief General Manager (Ex-Officio)
Shri P.R. Khanna *
Shri S.K. Bery *
Shri Arun Singh *
Shri Rajiv Pandey *
Shri Subhash Chandra Chawla
Shri Salamat Ullah
Shri Kuldeep Kumar Drabu

North Eastern
Shri O.P. Bhatt
Chief General Manager (Ex-Officio)
Shri Hari Pd. Hazarika
Shri Dharani Dhar Mali
Col. Manoranjan Goswami
Ms. Zothanpari Hrashel
Shri Sanjoy Kumar Das

Patna
Shri Sitaramam Komaragirit
Chief General Manager (Ex-Officio)
Shri K.P.Jhunjhunwala
Shri Sanjay Seth
Shri Vinay Kumar Kantha
Shri Kishori Mohan Verma
Shri Badruzzaman Khan

Kerala
Shri C. Narasimhan
Chief General Manager (Ex-Officio)
Shri P.E. Balakrishna Menon
Dr. N. Mohanakumaran
Smt. Chitra Devarajan
Shri K. Krishnananda Pai
Shri Rajiv Vasudevan
Shri K.P.S. Menon

* Directors on the Central Board nominated on the Local Boards as per Section 21(1)(b) of SBI Act.

केंद्रीय प्रबंधन समिति के सदस्य

(28 मई 2004 को)

श्री अरुण कुमार पुरवार
अध्यक्ष

श्री सी. भट्टाचार्य
प्रबंध निदेशक एवं
समूह कार्यपालक
(कारपोरेट बैंकिंग एवं
सहयोगी तथा अनुषंगियाँ)

श्री के. अशोक किणी
प्रबंध निदेशक एवं
समूह कार्यपालक (राष्ट्रीय बैंकिंग)

श्री एस. संतानकृष्णन
उप प्रबंध निदेशक एवं
कारपोरेट विकास अधिकारी

श्री बी.डी. सुमित्रा
उप प्रबंध निदेशक
एवं समूह कार्यपालक (अंतर्राष्ट्रीय बैंकिंग)

श्री आर.के. सिन्हा
उप प्रबंध निदेशक
(निरीक्षण एवं प्रबंधन लेखा-परीक्षा)

श्री एस.के. हरिहरन
उप प्रबंध निदेशक एवं
मुख्य ऋण अधिकारी

श्री आर.एन. रामनाथन
उप प्रबंध निदेशक
(सूचना प्रौद्योगिकी)

श्री योगेश अग्रवाल
उप प्रबंध निदेशक एवं
मुख्य वित्तीय अधिकारी

Members of Central Management Committee

(As on 28th May 2004)

Shri Arun Kumar Purwar
Chairman

Shri C. Bhattacharya
Managing Director &
Group Executive
(Corporate Banking and
Associates & Subsidiaries)

Shri K. Ashok Kini
Managing Director &
Group Executive (National Banking)

Shri S. Santhanakrishnan
Deputy Managing Director &
Corporate Development Officer

Shri B. D. Sumitra
Deputy Managing Director
& Group Executive (International Banking)

Shri R. K. Sinha
Deputy Managing Director
(Inspection & Management Audit)

Shri S. K. Hariharan
Deputy Managing Director &
Chief Credit Officer

Shri R. N. Ramanathan
Deputy Managing Director
(Information Technology)

Shri Yogesh Agarwal
Deputy Managing Director &
Chief Financial Officer

बैंक के लेखा-परीक्षक	The Bank's Auditors
बी.एम. चतरथ एंड कं.	B.M. Chatrath & Co.
व्यास एंड व्यास	Vyas & Vyas
एस. विश्वनाथन	S. Viswanathan
एस.पी. चोपड़ा एंड कं.	S.P. Chopra & Co.
जी.एस. माथुर एंड कं.	G.S. Mathur & Co.
आर.देवेन्द्र कुमार एंड एसोसिएट्स	R.Devendra Kumar & Associates
वेणुगोपाल एंड चिनॉय	Venugopal & Chenoy
चतुर्वेदी एंड कं.	Chaturvedi & Co.
ओ.पी. तोतला एंड कं.	O.P. Totla & Co.
के.एस. अय्यर एंड कं.	K.S. Aiyar & Co.
बी.डी. बंसल एंड कं.	B.D. Bansal & Co.
शर्मा एंड कं.	Sarma & Co.
के.पी. राव एंड कं.	K.P. Rao & Co.
फिलिपस एंड कं.	Phillipos & Co.

निष्पादन सूचक
Performance Indicators



पूंजी पर्याप्तता अनुपात
Capital Adequacy Ratio
(%)
13.35
13.50
13.53
4.13
4.69
5.19
9.22
8.81
8.34
31-3-02
31-3-03
31-3-04
श्रेणी Tier I
श्रेणी Tier II



प्रति कर्मचारी व्यवसाय
Business per Employee
(Rs. 000)
17301
19077
21056
2001-02
2002-03
2003-04



प्रति कर्मचारी लाभ
Profit per Employee
(Rs. 000)
115.82
147.83
176.61
2001-02
2002-03
2003-04



परिसंपत्तियों एवं ईक्विटी पर आय
Return on Assets and Equity
(%)
(%)
0.73
0.86
0.94
15.97
18.05
18.19
2001-02
2002-03
2003-04
आरओए RoA
आरओई RoE



निवल अनर्जक परिसंपत्ति अनुपात
Net NPA Ratio
(%)
5.63
4.50
3.48
2001-02
2002-03
2003-04



जमाराशियाँ एवं अग्रिम
Deposits and Advances
(Rs. crore)
2001-02
2002-03
2003-04
जमाराशियाँ Deposits
अग्रिम Advances

उल्लेखनीय तथ्य
Highlights

वर्ष के लिए FOR THE YEAR	2003-04	2002-03	परिवर्तन प्रतिशत में % change
कुल आय (करोड़ रुपए) Total Income (Rs. crore)	38,073	36,827	3.4
कुल व्यय (करोड़ रुपए) Total Expenditure (Rs. crore)	34,392	33,722	2.0
निवल लाभ (करोड़ रुपए) Net Profit (Rs. crore)	3,681.0	3,105.0	18.6
प्रति शेयर अर्जन (रुपए) Earnings per Share (Rs.)	69.94	59.00	18.5
औसत परिसंपत्तियों पर आय (%) Return on Average Assets (%)	0.94	0.86	9.3
ईक्विटी पर आय (%) Return on Equity (%)	18.19	18.05	0.8
प्रति कर्मचारी लाभ (रुपए हजार) Profit per Employee (Rs. thousands)	176.61	147.83	19.5

वर्ष की समाप्ति पर AT THE END OF	मार्च March 2004	मार्च March 2003	परिवर्तन प्रतिशत में % change
संदत्त पूंजी और आरक्षितियां एवं अधिशेष (करोड़ रुपए) Paid-up Capital and Reserves & Surplus (Rs. crore)	20,231	17,203	17.6
जमाराशियाँ (करोड़ रुपए) Deposits (Rs. crore)	3,18,619	2,96,123	7.6
अग्रिम (करोड़ रुपए) Advances (Rs. crore)	1,57,934	1,37,758	14.6
देशी शाखाओं की संख्या Number of Domestic Branches	9,039	9,033	0.1
विदेश स्थित शाखाओं/कार्यालयों की संख्या Number of Foreign Branches / Offices	54	48	12.5
पूंजी पर्याप्तता अनुपात (%) Capital Adequacy Ratio (%)	13.53	13.50	0.2
निवल अनर्जक परिसंपत्तियाँ (%) Net NPA (%)	3.48	4.50	–22.7


भारतीय स्टेट बैंक और स्टेट बैंक समूह का निवल लाभ
Net Profit of SBI and State Bank Group
(बिलियन अमेरिकी डॉलर)
(USD bn.)
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.50
0.69
0.65
0.88
0.84
1.27
2001-02
2002-03
2003-04
भारतीय स्टेट बैंक SBI
स्टेट बैंक समूह SBG


अध्यक्ष
की कलम से

प्रिय शेयरधारको,

मुझे वर्ष 2003-04 के लिए आपके बैंक के निदेशक-मंडल की रिपोर्ट आपके समक्ष प्रस्तुत करते हुए प्रसन्नता हो रही है। आपको यह देखकर खुशी होगी कि इस वर्ष भी आपके बैंक ने उत्कृष्ट निष्पादन सूचित किया है, जिसका ब्योरा रिपोर्ट में प्रस्तुत है।

वर्ष 2003-04 समस्त क्षेत्रों में ठोस आर्थिक संवृद्धि का साक्षी रहा है। कृषि में 9.1 प्रतिशत की बढ़ोतरी, सेवाओं में 8.2 प्रतिशत की संवृद्धि और निर्माण-क्षेत्र में 7.1 प्रतिशत की संवृद्धि से सकल देशी उत्पाद में 8.1 प्रतिशत की संवृद्धि संभव हुई है। चालू वर्ष में निरंतर संवृद्धि संवेग के कारण वर्ष 2004-05 में अर्थव्यवस्था में 6.5-7 प्रतिशत संवृद्धि होने की आशा है, जिससे भारत विश्व की सर्वाधिक तेजी से बढ़ने वाली अर्थव्यवस्थाओं में से एक बन जाएगा। यह वर्ष विदेशी मुद्रा भंडार में रिकार्ड वृद्धि, निर्यात-आयात में ठोस बढ़ोतरी और न्यून मुद्रास्फीति के लिए भी जाना जाएगा। 2003-04 के दौरान मौद्रिक स्थितियां अच्छी होती गईं और चलनिधि आरामदेह बनी रही। एक ओर जहाँ ऋण-संवृद्धि फुटकर खंड, विशेषकर आवास-ऋणों की मांग से प्रेरित होती रही, वहीं वर्ष के उत्तरार्ध में उद्योगों को ऋण दिए जाने में भी तेजी आई। अप्रैल 2004 में लागू बाजार स्थिरीकरण योजना अर्थव्यवस्था में चलनिधि के प्रबंधन का नूतन नजरिया था, जिसे विदेशी मुद्रा के आगमन में वृद्धि से बल मिला।

बैंकिंग-क्षेत्र में एक नई गतिशीलता देखी गई। बैंकों में बढ़ती प्रतिस्पर्धा के चलते ग्राहक अच्छी से अच्छी दरों पर और बेहतर प्रौद्योगिकी-चालित ग्राहक-सेवा के लाभ उठाते हुए उत्पादों के समूह में से मनपसंद उत्पादों का चयन कर सके। आस्ति वसूली कंपनियों की स्थापना, उधारकर्ताओं के साथ एक बारगी समझौते, कारपोरेट ऋण-पुनर्संरचना आदि सहित अनर्जक आस्तियाँ घटाने के लिए किए गए उपायों से बैंक-तुलनपत्र साफ-सुथरे नजर आने लगे। बढ़ते वैश्वीकरण के साथ कदम मिलाने के लिए समेकन द्वारा बड़े पैमाने की किफायतें हासिल करने और कम लागत वाले समाधान तलाश करने के साथ-साथ लाभप्रदता, दक्षता और प्रौद्योगिकी में सुधार पर अत्यधिक जोर दिया गया। चूँकि बैंक बासेल II और विश्व व्यापार संगठन के अंतर्गत वित्तीय क्षेत्र के और अधिक उदारीकरण के लिए तैयारी कर रहे हैं, अतः जोखिम-प्रबंधन पर और अधिक जोर दिया गया।

जैसे-जैसे हम आगे बढ़ेंगे, प्रतिस्पर्धा गहन ही होती जाएगी, जिससे बैंकों के मार्जिन और सिकुड़ेंगे और उनकी लाभप्रदता पर दबाव बढ़ेगा। अतः बदलते माहौल में बैंकों को अपनी दक्षता बढ़ानी होगी और जोखिम-प्रबंधन तथा प्रौद्योगिकी के क्षेत्र में कौशल निर्मित कर अधिक बड़े व्यवसाय संभालने के लिए तैयार होना होगा। और अधिक ग्राहकोन्मुखी होने की आवश्यकता अपरिहार्य है, क्योंकि बैंकों का भावी व्यवसाय-मॉडल ब्याज-मार्जिनों पर नहीं, बल्कि ग्राहकों को मूल्यवर्धित सेवाओं पर आधारित होगा। इसी के साथ, आज के परिवेश में बैंकों को न केवल शेयरधारिता मूल्य सृजित करने के उपाय अपनाने हैं, बल्कि कारपोरेट अभिशासन और समस्त हितधारकों के उत्तरदायित्वों के प्रति जागरूक भी रहना है। चूंकि पूंजी के आवागमन पर नियंत्रण में और ढील दे दी गई है तथा बाजारों का एकीकरण बढ़ता जा रहा है, अतः जिन अन्य क्षेत्रों पर ध्यान देना अनिवार्य है, वे हैं मनी-लांडरिंग तथा 'अपने ग्राहक को जानिए' संबंधी विनियमों और वैश्विक मानकों तथा श्रेष्ठ अंतर्राष्ट्रीय प्रथाओं को अपनाना।

आपको जानकर प्रसन्नता होगी कि प्रतिस्पर्धा में आगे बने रहने के लिए बैंक जहाँ इन मुद्दों पर प्रौद्योगिकी, जोखिम प्रबंधन, परिसंपत्ति गुणवत्ता, समूह-तालमेल आदि अनेक प्रकार के उपाय कर रहा है, वहीं उसने लाभप्रदता पर अपना ध्यान केंद्रित रखा है। वर्ष 2003-04 में आपके बैंक को 3,681 करोड़ रुपए का निवल लाभ हुआ, जबकि 2002-03 में यह 3,105 करोड़ रुपए था। इस प्रकार इसमें 18.55% की वृद्धि हुई। लाभ में यह वृद्धि निवल ब्याज-आय और निवेशों पर विक्रय से लाभ दोनों में वृद्धि से हुई। आपके बैंक का भारत में अग्रिमों का औसत स्तर

From the Chairman's Desk



Dear Shareholders,

I am pleased to place before you the Report of the Board of Directors of your Bank for the year 2003-04. You will be happy to see that this year also your Bank has performed well, details of which are presented in the Report.

The year 2003-04 witnessed strong economic growth spread across all sectors. The 8.1% GDP growth was driven by 9.1% rise in agriculture, 8.2% growth in services and manufacturing sector growth of 7.1%. With sustained growth momentum in the current year, the economy is expected to achieve a 6.5-7% growth in 2004-05, making India one of the fastest growing economies in the world. The year was also marked by record growth in foreign exchange reserves, strong growth in exports and imports and low inflation. Monetary conditions continued to ease during 2003-04 and liquidity remained comfortable. While credit growth continued to be driven by the retail segment, particularly demand for housing loans, credit to industry also picked up in the second half of the year. The Market Stabilisation Scheme, introduced in April 2004, was an innovative approach to managing liquidity in the economy, powered by the surge in foreign exchange inflows.

The banking sector was marked by fresh dynamism. With growing competition among players, customers could choose from a bouquet of products, besides enjoying finer rates and reaping the benefits of better technology-driven customer service. Initiatives for reducing non-performing assets including setting up of asset recovery companies, one-time settlement with borrowers, corporate debt restructuring, etc., resulted in cleansing bank balance sheets. To cope with increasing globalisation, there was greater focus on improvement in profitability, efficiency and technology, while achieving economies of scale through consolidation and exploring cost-effective solutions. As banks prepare for Basel II and further liberalisation of the financial sector under WTO, risk management got further reinforced.

As we move forward, competition will only intensify, further narrowing margins of banks and straining their profitability. In the changing milieu, therefore, banks will have to fine-tune their efficiency and prepare to handle much bigger volumes by building skills in risk management and in the area of technology. The need for greater customer orientation is inevitable as future business models of banks will not be based on interest margins but rather on value added services to the customer. At the same time, in today's environment, banks have to use their initiatives not only for creating shareholder value, but also have to be conscious of corporate governance and responsibilities to all stakeholders. As controls on the movement of capital are further eased and markets become more integrated, other areas that compel attention are money laundering and 'Know Your Customer' regulations as well as adoption of global standards and best international practices.

To stay ahead of the competition, you will be happy to see that your Bank is addressing these issues through a wide range of initiatives in technology, risk management, asset quality, group synergy, etc., while continuing to remain focused on profitability. For the year 2003-04, your Bank posted net profit of Rs.3,681 crore as compared to Rs.3,105 crore in 2002-03, registering a growth of 18.55%. The growth in profit has been achieved through increase in net interest income as well as profit on sale of investments. Average level

10.14% बढ़ा और भारत में राजकोष परिचालनों में नियोजित संसाधनों का स्तर 10.79% अधिक हो गया। रिसर्जेंट इंडिया बांड / इंडिया मिलेनियम डिपाजिट को छोड़कर जमाराशियों की लागत 2002-03 के 6.43% से कम होकर 2003-04 में 5.48% हो गई। निवल ब्याज आय वर्ष 2003-04 में 12.11% बढ़कर 11,186.32 करोड़ रुपए हो गई, जबकि पिछले वर्ष यह 9,977.56 करोड़ रुपए थी। निवल ब्याज मार्जिन पिछले वर्ष के 2.95% के मुकाबले बढ़कर 3.04% हो गया, जो कार्यक्षमता में सुधार के आपके बैंक के प्रयत्नों की पुष्टि करता है।

जैसा मैंने पिछले वर्ष सूचित किया था, आपका बैंक समूह-तालमेल के माध्यम से अपनी राष्ट्रव्यापी उपस्थिति और स्टेट बैंक ब्रांड को सुदृढ़ करने के लिए प्रयत्नशील है। इसके सुफल दिखाई देने लगे हैं। मुझे बताते हुए प्रसन्नता है कि स्टेट बैंक समूह का वर्ष 2003-04 का निवल लाभ वर्ष 2002-03 के 4,199 करोड़ रुपए की तुलना में 5,531 करोड़ रुपए रहा और इस प्रकार पहली बार निवल लाभ 1 बिलियन अमेरिकी डॉलर के चिह्न को पार कर गया। इसके अतिरिक्त, अब 2,600 से अधिक शाखाएँ बंधक प्रतिदान बीमा, बंदोबस्ती तथा सावधि बीमा जैसे जीवन बीमा उत्पादों का विक्रय कर रही हैं। समूह की परिसंपत्तियाँ, जो 31 मार्च 2003 को 4,97,756 करोड़ रुपए थीं, 31 मार्च 2004 को बढ़कर 5,50,749 करोड़ रुपए रहीं। बैंक ने हाल ही में न्यू इंडिया एश्योरेंस कं. लि. से गठबंधन किया है, जिसके अंतर्गत उनके गैर-जीवन बीमा उत्पाद हमारे शाखा-नेटवर्क के माध्यम से वितरित किए जाएंगे।

ग्राहकों की अपेक्षाएँ पूरी करने के लिए आपके बैंक ने वर्ष के दौरान अनेक नए उत्पाद प्रारंभ किए, जिनसे वैयक्तिक खंड (रिटेल) ऋणों में 2003-04 में 36% की वृद्धि हुई। आवास-क्षेत्र प्रमुख क्षेत्र बनकर उभरा और अत्यंत प्रतिस्पर्धात्मक दर पर ऋण दिए गए। आवास ऋणों में वर्ष 2002-03 की 3,973 करोड़ रुपए की संवृद्धि की तुलना में 2003-04 में 4,893 करोड़ रुपए की संवृद्धि हुई और रिटेल ऋणों के प्रतिशत के रूप में आवास ऋण इस अवधि में 49.98% से बढ़कर 51.47% हो गए। कार निर्माताओं के साथ गठबंधन के अंतर्गत बैंक द्वारा वित्तपोषित कारों की संख्या 117% बढ़ी और मार्च 2003 के 16,929 से बढ़कर मार्च 2004 में 36,786 हो गई।

अपने विस्तृत ग्रामीण एवं अर्धशहरी शाखा नेटवर्क, कृषि तथा लघु उद्योगों हेतु विशेषीकृत शाखाओं और नए-नए उत्पादों के माध्यम से आपका बैंक विकास-बैंकिंग से गहराई से जुड़ा रहा। लघु उद्योग तथा सेवा-क्षेत्र के लिए आपके बैंक ने अनेक नए उत्पाद प्रारंभ किए।

ग्रामीण क्षेत्रों में आवास के लिए आपके बैंक द्वारा ग्राम-निवास और सहयोग-निवास योजनाएँ प्रारंभ की गईं। वर्ष 2003-04 के दौरान आपके बैंक ने 1,598.13 करोड़ रुपए की कुल ऋण सीमा के 6.09 लाख किसान क्रेडिट कार्ड जारी किए। किसान क्रेडिट कार्डों में 20 लाख का चिह्न पार कर आपके बैंक ने एक और रिकार्ड स्थापित किया। संपन्न कृषकों के लिए आपके बैंक ने किसान गोल्ड क्रेडिट कार्ड भी प्रारंभ किया।

अनर्जक परिसंपत्तियाँ घटाने और परिसंपत्ति-गुणवत्ता बढ़ाने के आपके बैंक के अविरत प्रयास फलदायी रहे। सकल अनर्जक परिसंपत्ति अनुपात 31 मार्च 2003 के 9.33% से कम होकर 31 मार्च 2004 को 7.75% और निवल अनर्जक परिसंपत्ति अनुपात 31 मार्च 2003 के 4.5% से कम होकर 31 मार्च 2004 को 3.48% रह गया। वित्तीय आस्तियों का प्रतिभूतिकरण और पुनर्गठन और प्रतिभूति हित प्रवर्तन अधिनियम 2002 के अंतर्गत 5,114 करोड़ रुपए के 12,553 मामलों में नोटिस जारी किए गए, जिनमें मार्च 2004 तक 130 करोड़ रुपए की वसूली हुई। इसके अतिरिक्त, 2003-04 के दौरान 570.35 करोड़ रुपए के बकाया (मूल ऋण) वाली ऋण-परिसंपत्तियों का 162.33 करोड़ रुपए के प्रस्ताव-मूल्य पर आर्सिल को विक्रय किया गया।

आपके बैंक ने अपने कारोबार के दक्ष संचालन के लिए प्रौद्योगिकी को एक सशक्त माध्यम के रूप में अपनाने में तेजी से प्रगति की है। आपको यह जानकर प्रसन्नता होगी कि स्टेट बैंक समूह ने अपनी सभी 13,635 शाखाओं को वर्ष 2003-04 के दौरान कंप्यूटरीकृत कर लिया है। स्टेट बैंक समूह के इस समय 1,296 केंद्रों पर 3,900 नेटवर्क एटीएम हैं, जिनमें 2,800 एटीएम भारतीय स्टेट बैंक और 1,100 एटीएम सहयोगी बैंकों के हैं। इस प्रकार यह देश का सबसे बड़ा एकल एटीएम नेटवर्क बन गया है। ग्राहक सेवा का स्तर बढ़ाने और मूल्यवर्धित सेवाएं देने के अपने प्रयास निरंतर जारी रखते हुए आपका बैंक इंडियन बैंक, यूटीआइ बैंक और एचडीएफसी बैंक के साथ साझे एटीएम नेटवर्क में शामिल हुआ है, जिससे बैंक का एटीएम-नेटवर्क व्यापक बनेगा और गैर-ब्याज आय में वृद्धि होगी। खुदरा ग्राहकों के लिए 300 केंद्रों पर 1,100 शाखाओं में इंटरनेट बैंकिंग की शुरुआत कर दी गई है, जिससे बैंक-सेवाओं की प्राप्ति और आसान हो गई है। इस सुविधा का 2,50,000 से अधिक ग्राहकों द्वारा उपयोग किया जा रहा है। आपका बैंक नवीनतम कोर बैंकिंग समाधानयुक्त एक केंद्रीकृत डाटाआधार तैयार करने की ओर तेजी से अग्रसर है। कोर बैंकिंग समाधान से केंद्रीय कंप्यूटर द्वारा लेनदेन तत्काल प्रोसेस हो जाएगा और प्रौद्योगिकीचालित विभिन्न प्रकार की सेवाएँ कंप्यूटर पर ही उपलब्ध हो जाएँगी।

of advances of your Bank in India was higher by 10.14% and average level of resources deployed in treasury operations in India was higher by 10.79%. Cost of deposits (excluding Resurgent India Bonds / India Millennium Deposits) witnessed a reduction from 6.43% in 2002-03 to 5.48% in 2003-04. Net interest income rose by 12.11% to Rs.11,186.32 crore in 2003-04 as against Rs.9,977.56 crore in the previous year. Net interest margin was higher at 3.04% compared to 2.95% in the previous year, testifying to your Bank's efforts at improving efficiency.

As I mentioned last year, your Bank is making efforts to leverage its nationwide presence and the State Bank brand through group synergy, which has started to show results. I am happy to announce that the net profit of the State Bank Group for the year 2003-04 stood at Rs. 5,531 crore as against Rs. 4,199 crore in 2002-03, thus crossing the US $1 billion mark in net profit for the first time. Besides, over 2,600 branches are now engaged in selling a range of life insurance products like Mortgage Redemption Insurance, Endowment and Term Insurance. Group assets have increased from Rs.4,97,756 crore as on 31st March 2003 to Rs.5,50,749 crore as on 31st March 2004. The Bank has recently tied up with New India Assurance Co. Ltd. for distributing their non-life products through our branch network.

To meet customer expectations, your Bank launched several new products during the year, helping the Personal Segment (Retail) loans to increase by 36% in 2003-04. Housing emerged as a major thrust area and loans were offered at very competitive rates. In housing loans, there was a growth of Rs.4,893 crore in the year 2003-04 compared to a growth of Rs.3,973 crore in 2002-03, and housing loans as a percentage of retail loans improved to 51.47% from 49.98% in this period. The number of cars financed by the Bank under the tie-up programme with the manufacturers grew by 117% from 16,929 as on March 2003 to 36,786 as on March 2004.

Your Bank continues to be deeply involved in development banking through its vast rural and semi-urban branch network, specialised branches for agriculture and small-scale industries and new innovative products. For the services and SSI sector, your Bank has introduced several new products.

For rural housing, your Bank has introduced Gram Niwas and Sahayog Niwas schemes. Your Bank issued 6.09 lakh Kisan Credit Cards during 2003-04 with aggregate credit limit of Rs.1,598.13 crore. Recording another milestone, your Bank crossed the 20-lakh mark in issuance of Kisan Credit Cards. Your Bank has also introduced Kisan Gold Credit Card for high net worth farmers.

Your Bank's consistent efforts to reduce NPAs and improve asset quality have borne fruit. The gross NPA ratio has come down from 9.33% as on 31st March 2003 to 7.75% as on 31st March 2004 and the net NPA ratio from 4.50% as on 31st March 2003 to 3.48% as on 31st March 2004. Under the SARFAESI Act 2002, notices have been issued in 12,553 cases involving an amount of Rs.5,114 crore, effecting a recovery of Rs.130 crore till March 2004; besides 76 loan assets involving dues of Rs.570.35 crore (Principal Amount) were sold to ARCIL during 2003-04 at an offer price of Rs.162.33 crore.

Your Bank has made rapid strides in adopting technology as a key enabler for achieving efficiency of its business operations. You will be happy to know that the State Bank Group, which has 13,635 branches, has computerised all the branches during the year 2003-04. The State Bank Group has at present over 3,900 networked ATMs comprising over 2,800 ATMs of SBI and 1,100 ATMs of the Associate Banks covering 1,296 centres, making it the single largest ATM network in the country. In its constant endeavour to add value and improve customer service, your Bank has entered into sharing of ATM network with Indian Bank, UTI Bank and HDFC Bank for wider coverage as well as increasing non-interest income. Internet banking for retail customers has been rolled out to 1,100 branches covering over 300 centres, facilitating easier access to Bank's services. This facility is being used by more than 2,50,000 customers. Your Bank is rapidly moving towards a centralised database with a state-of-the-art Core Banking Solution. The Core Banking Solution will enable on-line, real-time transaction processing and provide on-line interface to a multitude of technology driven delivery channels.

In the current financial year, your Bank will endeavour to grow its business focusing on overseas expansion and infrastructural lending. Essentially, your Bank would open branches in places where there are Indians in large numbers. Very soon your Bank is going to open its third branch in Bangladesh, apart from opening

वर्तमान वित्तीय वर्ष में, आपका बैंक विदेशों में विस्तार और बुनियादी सुविधाओं के लिए ऋण उपलब्ध कराने पर ध्यान केंद्रित करते हुए अपना कारोबार बढ़ाने का प्रयास करेगा। मुख्यतया, आपका बैंक ऐसे स्थानों पर शाखाएँ खोलेगा, जहाँ बड़ी संख्या में भारतीय हैं। अफ्रीका और अन्य एशियाई देशों में शाखाएँ खोलने के अलावा बहुत शीघ्र आपका बैंक बांग्लादेश में अपनी तीसरी शाखा खोल रहा है। बुनियादी सुविधाओं के क्षेत्र में आपका बैंक ऊर्जा, दूरसंचार, पेट्रोलियम, तेल, गैस, पेपरबोर्डों, होटलों जैसे मूलभूत क्षेत्रों पर ध्यान केंद्रित करेगा।

आपका बैंक उच्च संवृद्धि क्षेत्रों के रूप में चयनित कृषि, लघु मध्यम उद्यमों और वैयक्तिक बैंकिंग सहित खुदरा बैंकिंग और प्रौद्योगिकी-उन्नयन-परियोजना के क्षेत्र में निरंतर सक्रिय प्रयास करता रहेगा। प्रौद्योगिकी-उन्नयन-परियोजना के क्षेत्र में आपका बैंक वाहन-कलपुर्जों, चावल मिलों, पीतल के सामान, कृषि-पंपसेटों आदि पर और अधिक ध्यान केंद्रित करने की योजना बना रहा है। खुदरा क्षेत्र में आपका बैंक ऐसे ठेके पर की जाने वाली खेती पर अधिक ध्यान केंद्रित कर रहा है, जिसमें बड़ी कंपनियाँ शामिल हैं। संवृद्धि वाले अन्य क्षेत्रों के अंतर्गत आपका बैंक निरंतर शिक्षा ऋण और कार ऋण सहित आवास और वैयक्तिक ऋणों के कारोबार में संलग्न रहेगा। हमारे सतत प्रयासों की सफलता का अनुमान आवास ऋणों में हुई उल्लेखनीय संवृद्धि और आपके बैंक के देश में कारों का सबसे बड़ा वित्तपोषक होने से लगाया जा सकता है।

आपका बैंक तेजी से बढ़ रहे सेवा क्षेत्र में पैठ बना रहा है। पर्यटन के क्षेत्र में ग्राहक-अनुकूल उत्पाद शुरू किए गए हैं। इसके अतिरिक्त दंत और अन्य चिकित्सा-उपकरणों के निर्माताओं के साथ तालमेल व्यवस्था की गई है। चिकित्सालयों के नवीनीकरण और आधुनिकीकरण के लिए ऋण, शोरूमों, दफ्तरों, दुकानों आदि के लिए ऋण उपलब्ध कराए गए हैं। आपके बैंक ने एसएमई क्रेडिट कार्ड योजना कार्यान्वित की है और ग्रामीण क्षेत्रों में इंटरनेट बूथ स्थापित करने के लिए शिक्षित बेरोजगार युवाओं के लिए एक नई योजना शुरू की है।

उपर्युक्त परिवर्तनों से कदम मिलाते हुए, आपके बैंक ने एक व्यवसाय प्रक्रिया पुनर्विन्यास परियोजना शुरू की है, जिसमें मैकेंजी एंड कंपनी परियोजना-सलाहकार होंगे। इस प्रयास का उद्देश्य नए ग्राहक बनाने, वर्तमान ग्राहकों के साथ दूरगामी संबंध बनाने और विश्व-स्तरीय सेवा के माध्यम से ग्राहक-संतुष्टि बढ़ाने में बैंक की योग्यता बढ़ाना है।

इस तरह आगे बढ़ते हुए मैं आपको विश्वास दिलाना चाहता हूँ कि हम अपनी सफलताओं से संतुष्ट होकर रुक नहीं जाएंगे, बल्कि अपने प्रयासों में तेजी लाएँगे। हमने अपने लिए उच्च मानक स्थापित किए हैं और अपने लक्ष्यों की प्राप्ति के लिए हम निरंतर कार्यरत रहेंगे। विश्व के 100 शीर्ष बैंकों में एकमात्र भारतीय बैंक के रूप में आपका बैंक उत्कृष्टता और विश्व-स्तरीय मानकों की प्राप्ति के लिए निरंतर प्रयासरत रहेगा और आने वाले समय में नई ऊँचाइयों तक पहुँचेगा।

सादर,

आपका,

(अरुण पुरवार)

branches in Africa and other Asian countries. In infrastructure, your Bank will focus on core sectors like power, telecom, petroleum, oil, gas, paperboards, hotels, etc.

Your Bank will continue to remain aggressive in retail banking and project uptech, including agriculture, SMEs and personal banking, which have been identified as high growth areas. In project uptech, your Bank is planning increased penetration in auto components, rice mills, brassware, agro pumpsets, etc. In retail, your Bank is greatly focused on contract farming where big companies are involved. Other growth areas which will continue to engage your Bank are housing and personal loans including education loans and car loans. The success of our sustained efforts is borne out by the phenomenal growth in housing loans and also by the fact that your Bank is now the largest financier of cars in the country.

Your Bank has been tapping the rapidly growing services sector. Customised products have been introduced for tourism, besides tie-up arrangements with manufacturers of dental and medical equipment, loans for renovation and modernisation of clinics, showrooms, offices, shops, etc. Your Bank has also operationalised the SME Credit Card Scheme and introduced an innovative scheme for financing educated unemployed youth to set up internet kiosks in rural areas.

In step with the above changes, your Bank is undertaking a Business Process Reengineering Project, with Mckinsey & Co. as advisor for the project. The objective of this exercise is to strengthen your Bank's ability to acquire new customers, build lasting relationships with existing customers and to increase customer satisfaction through world-class service.

As we move forward, I can assure you that we do not plan to rest on our laurels and will only intensify the pace of our efforts. We have set high standards for ourselves and will continue to work towards achieving our goals. As the only Indian bank in the top 100 banks in the world, your Bank will continue to strive for excellence and world class standards, scaling new heights in the times ahead.

With warm regards,
Yours sincerely,

(Arun Kumar Purwar)

प्रबंधन चर्चा एवं विश्लेषण

आर्थिक पृष्ठभूमि एवं बैंकिंग परिदृश्य

वर्ष 2003-2004 के दौरान भारत ने विश्व की सर्वाधिक तेजी से विकसित हो रही अर्थव्यवस्थाओं में अपना स्थान और मजबूत किया । बेहतर कारपोरेट नतीजे, भारतीय कंपनियों द्वारा बाह्य विदेशी निवेश में वृद्धि और विदेशी निवेश की आवक में वृद्धि बढ़ते हुए व्यावसायिक विश्वास की सूचक है ।

सभी क्षेत्रों में व्यापक आर्थिक पुनरुत्थान के साथ आर्थिक परिदृश्य संवृद्धि के अनुकूल बना रहा । तीसरी तिमाही की मजबूत संवृद्धि को देखते हुए, वर्ष 2003-2004 के लिए 8.1% सकल राष्ट्रीय उत्पाद का पूर्वानुमान किया गया है, जिसका प्रमुख कारण कृषि क्षेत्र में 9.1% का विस्तार (वर्ष 2002-03 में -5.2%), सेवा-क्षेत्र में 8.2% की जोरदार संवृद्धि (वर्ष 2002-03 में 7.2%) तथा औद्योगिक क्षेत्र के विनिर्माण खंड में 7.1% (वर्ष 2002-03 में 6.2%) की ऊर्ध्वगामी वृद्धि है। स्थूल आर्थिक दृष्टि से भुगतान संतुलन और मुद्रास्फीति का प्रबंध ठीक से किया गया । वार्षिक मुद्रास्फीति की दर (थोक भाव सूचकांक-वर्ष-दर-वर्ष) जो अगस्त 2003 में घटकर 4% हो गई थी, तीसरी तिमाही में बढ़ी और उसके बाद फिर उसमें नरमी आई और मार्च 2004 के अंत में 4.5 रही, जबकि एक वर्ष पूर्व यह 6.5% थी ।

वैश्विक अर्थव्यवस्था और भारतीय व्यापार

वर्ष के दौरान वैश्विक अर्थव्यवस्था के स्वरूप में पर्याप्त सुधार हुआ । अंतर्राष्ट्रीय मुद्रा कोष ने वर्ष 2004 के लिए 4.6% की वार्षिक संवृद्धि का पूर्वानुमान किया, जो सितंबर 2003 में किए गए 4.1% के पूर्वानुमान से अधिक है । यह वैश्विक अर्थव्यवस्था में सुधार का संकेत करता है । यह प्रवृत्ति और अमेरिकी अर्थव्यवस्था में मजबूत संवृद्धि, भारतीय निवेशकों के लिए शुभ संकेत है । वर्ष 2003-04 के दौरान भारतीय निर्यात वर्ष 2002-03 की 20.3% की संवृद्धि के बावजूद 17.1% की दर से बढ़ा । हाल के वर्षों में, निर्यात की मदों का विविधीकरण हुआ है । निर्यात में तीन चौथाई हिस्सा विनिर्माताओं का है । प्रमुख बाजारों के साथ-साथ एशिया, अफ्रीका और मध्य पूर्व को किए जाने वाले निर्यात के कारण निर्यात की दिशा भी व्यापक हुई है । सेवा-निर्यात के क्षेत्र में भारत की प्रतिस्पर्धात्मक क्षमता में सॉफ्टवेयर के अतिरिक्त व्यापार, परिवहन और निर्माण-क्षेत्र शामिल हैं ।

वर्ष 2003-04 के दौरान आयात वर्ष 2002-03 के 17.0% की तुलना में 25.3% बढ़ा । गैर तेल आयात में विगत वर्ष के 13.7% की तुलना में 29.4% की भारी वृद्धि औद्योगिक अर्थव्यवस्था के पुनरुत्थान को रेखांकित करती है । शुल्क-कटौती और अधिमान्य मुक्त व्यापार करारों के कारण आयात-शुल्क में कमी होने के साथ आयात की मांग और बढ़ सकती है।

विदेशी मुद्रा भंडार

वर्ष 2003-04 के दौरान भारत का विदेशी मुद्रा भंडार किसी भी अन्य वर्ष के भंडार की तुलना में सर्वाधिक रहा तथा 100 बिलियन अमेरिकी डालर से आगे बढ़ गया । 6.8 बिलियन अमरीकी डॉलर के उच्च मूल्य के विदेशी मुद्रा ऋणों एवं रिसर्जेंट इंडिया बांड के मोचन हेतु भारतीय रिज़र्व बैंक द्वारा भारतीय स्टेट बैंक को विदेशी मुद्रा में उपलब्ध कराई गई 5.2 बिलियन अमरीकी डॉलर की राशि की चुकौती के बाद भी भारत के विदेशी मुद्रा भंडार में 37.6 बिलियन अमेरिकी डॉलर की भारी वृद्धि से यह मार्च 2003 के अंत के 75.4 बिलियन अमेरिकी डॉलर से मार्च 2004 के अंत में 113.0 बिलियन अमेरिकी डॉलर हो गया ।

मौद्रिक एवं चलनिधि स्थिति

निरंतर पूंजी प्रवाह, खाद्य ऋणों में कमी आने तथा मौद्रिक स्थितियाँ अनुकूल बन जाने के कारण वर्ष 2003-04 के दौरान मुद्रा बाजारों में पर्याप्त चलनिधि उपलब्ध रही । विलयनों के लिए समायोजन करने के बाद वर्ष 2003-04 के दौरान मुद्रा-आपूर्ति (एम 3) में पिछले वर्ष के 12.8% की तुलना में 16.4% की वृद्धि हुई ।

भारतीय बैंकिंग परिवेश

वर्ष 2003-04 में अनुसूचित वाणिज्यिक बैंकों की समग्र जमाराशियों में 17.3% की वृद्धि हुई, जो वर्ष 2002-03 में विलयनों के लिए समायोजित 13.4% से अधिक है । तथापि, वर्ष 2003-04 के दौरान अनुसूचित वाणिज्यिक बैंकों के ऋणों में विलयनों को छोड़कर वर्ष 2002-03 के 16.1% की तलुना में 14.6% की अपेक्षाकृत कम वृद्धि दर्ज हुई । खाद्यान्नों के अधिक उठाव के परिणामस्वरूप खाद्य ऋणों में कमी आने

Management Discussion and Analysis

Economic Backdrop and Banking Environment

India firmly established itself amongst the fastest growing economies in the world during 2003-04. Good corporate results, increase in outward foreign investment by Indian companies as well as increase in foreign investment inflows reflects increasing business confidence.

With broad based economic recovery spread across all sectors, the economic environment remained conducive to growth. Following strong Q3 growth, GDP growth for 2003-04 has been projected at 8.1%, driven largely by the farm sector which expanded by 9.1% (-5.2% in 2002-03), robust growth in services which rose by 8.2% (7.2% in 2002-03) and an upturn in the manufacturing segment of the industrial sector at 7.1% (6.2% in 2002-03). From a macroeconomic point of view, balance of payments and inflation have indeed been managed well. The annual rate of inflation (WPI year-on-year) which slid down to 4% in August 2003, increased in the third quarter but witnessed some softening thereafter and stood at 4.5% by end-March 2004 against 6.5% a year ago.

Global Economy and Indian Trade

Global economic outlook improved significantly during the year. The IMF has projected world economic growth at 4.6% in 2004, up from 4.1% projected in September 2003, indicating widespread global recovery. This trend, along with strong growth in the US economy, augurs well for Indian exports. India's exports grew by 17.1% during 2003-04 on top of a 20.3% growth in 2002-03. In recent years, the export basket has become diversified with manufactures accounting for around three-fourth of total exports. The direction of exports has also widened, with growth in exports to major markets as well as Asia, Africa and the Middle East. India's competitiveness in services exports include, apart from software, trade, transportation and construction.

During 2003-04, imports increased by 25.3% against the growth of 17.0% during 2002-03. Reflecting the underlying industrial recovery in the economy, non-oil imports showed a higher increase of 29.4% as compared with 13.7% in the previous year. With the lowering of import duties, arising from duty cuts and preferential Free Trade Agreements, the import demand is expected to rise further.

Foreign Exchange Reserves

During 2003-04, India's foreign exchange reserves recorded the highest accretion in any single year and crossed US$ 100 billion mark. Even after repayment of high cost foreign currency loans of US $ 6.8 billion and US$ 5.2 billion in foreign currency made available by RBI to SBI for redemption of Resurgent India Bonds (RIB), India's foreign exchange reserves increased by a record US $ 37.6 billion from US $ 75.4 billion at end-March 2003 to US $ 113.0 billion by end-March 2004.

Monetary and Liquidity Conditions

The money markets were characterised by comfortable liquidity during 2003-04 arising out of sustained capital flows, contraction in food credit as also easing of monetary conditions. During 2003-04, money supply (M_3) increased by 16.4% as compared with 12.8% in the previous year, after adjusting for mergers.

Indian Banking Environment

The growth in aggregate deposits of scheduled commercial banks at 17.3% in 2003-04 was higher than 13.4% in 2002-03, adjusted for mergers. However, scheduled commercial banks' credit recorded a lower rise of 14.6% during 2003-04 as compared with 16.1%, net of mergers, in 2002-03,

की वजह से ऐसा हुआ । वर्ष 2003-04 के आरंभिक महीनों में मंदी रही, पर बाद वाले महीनों में ऋणों में वृद्धि के स्पष्ट संकेत देखने को मिले । इसके परिणामस्वरूप पिछले वर्ष की 18.6% की बढ़त की तुलना में वर्ष 2003-04 के दौरान खाद्येतर ऋणों में विलयन को छोड़कर 17.6% की वृद्धि हुई । जहाँ खाद्येतर ऋण-वृद्धि में आवास तथा रिटेल खंड आगे रहे, वहीं औद्योगिक ऋणों में सितंबर 2003 से तेजी आई । प्राथमिक क्षेत्र के लिए भी पर्याप्त मात्रा में बैंक ऋण उपलब्ध कराए गए । वर्ष 2003-04 के दौरान इनमें 25% तथा आवास एवं आधारभूत संरचना में से प्रत्येक में 42% की वृद्धि हुई।

वर्ष के दौरान ब्याज दरों में निरंतर नरमी बनी रही । जनवरी 2004 के प्रारंभ में आधारिक मूल उधार दर (पीएलआर) के बारे में भारतीय रिज़र्व बैंक के दिशानिर्देशों का संकेत समझते हुए अनेक वाणिज्यिक बैंकों ने अपनी मूल उधार दरों में कमी की । भारतीय विनिर्माण-क्षेत्र ने नब्बे के दशक के मध्य में तैयार हुई अतिरिक्त क्षमता को आत्मसात कर लिया है और अब नए निवेश के लिए वे पूर्णत: तैयार है । यह और अधिक संवृद्धि का मार्ग प्रशस्त करेगा । महानगरीय शहरों में खुदरा बैंकिंग क्षेत्र में बढ़ती प्रतिस्पर्धा ने बैंकों का ध्यान दूसरी श्रेणी के शहरों की ओर मोड़ दिया है ।

भारतीय रिज़र्व बैंक की मौद्रिक नीति

वर्ष 2003-04 के दौरान भारतीय रिज़र्व बैंक की मौद्रिक नीति का समग्र उद्देश्य ऋण वृद्धि के लिए पर्याप्त नकदी का प्रावधान करना और मुद्रास्फीति को नियंत्रण में रखते हुए निवेशगत मांग को अवलंब प्रदान करना था । स्थूल आर्थिक स्थिरता के ढाँचे में नरम और लचीले ब्याज दर परिवेश के अपने उद्देश्य को वरीयता देते हुए भारतीय रिज़र्व बैंक ने अप्रैल 2003 में बैंक दर 25 आधार बिंदु कम कर 6.0%, जून 2003 में प्रारक्षित नकदी निधि अनुपात 25 आधार बिंदु कम कर 4.5% और अगस्त 2003 में पुन: खरीद दर 50 आधार बिंदु कम कर 4.5% कर दी । वर्ष के दौरान भारतीय रिज़र्व बैंक ने भी ऋण वितरण प्रणाली, सूक्ष्म ऋण वितरण, मुद्रा एवं प्रतिभूति बाजारों के सघनीकरण और बैंकों तथा अन्य वित्तीय संस्थानों के पर्यवेक्षण में सुधार लाने के उपायों की घोषणा की ।

वित्तीय क्षेत्र सुधारों से बैंकिंग क्षेत्र की दक्षता, उत्पादकता और प्रतिस्पर्धात्मकता में वृद्धि हुई है, जो परिसंपत्तियों की बेहतर गुणवत्ता, पूंजी पर्याप्तता और बैंकों की लाभप्रदता में झलकती भी है । परिवर्तनशील परिवेश की चुनौतियों का सामना करने के लिए बैंक अपने परिचालनों के समेकन के साथ-साथ व्यवसाय प्रक्रियाओं को सरल, ऋण वितरण और सूक्ष्म ऋण परिचालनों को सशक्त तथा जोखिम प्रबंधन को सुदृढ़ कर रहे हैं ।

वित्तीय निष्पादन

लाभ

वर्ष 2003-04 में बैंक का परिचालन लाभ 9,553.46 करोड़ रुपए रहा, जबकि वर्ष 2002-03 में यह 7,775.40 करोड़ रुपए था । इस प्रकार इस वर्ष इसमें 22.87% की वृद्धि हुई । बैंक ने वर्ष 2003-04 में 3,681.00 करोड़ रुपए का निवल लाभ कमाया जबकि वर्ष 2002-03 में यह 3,105.00 करोड़ रुपए था । इस प्रकार इसमें 18.55% की वृद्धि दर्ज हुई ।

वर्ष 2003-04 में लाभ में वृद्धि निवल ब्याज आय एवं निवेशों की बिक्री पर लाभ दोनों में वृद्धि से हुई । वर्ष 2003-04 में निवेशों की बिक्री पर लाभ 3,073.45 करोड़ रुपए रहा, जबकि वर्ष 2002-03 में यह 1,694.60 करोड़ रुपए था । इस प्रकार इस शीर्ष के अंतर्गत हुई वृद्धि ने वर्ष 2003-04 के लाभ की वृद्धि में 1,378.85 करोड़ रुपए का योगदान किया ।

लाभांश

बैंक ने वर्ष के लिए 110% का लाभांश घोषित किया है, जो पिछले वर्ष घोषित 85% लाभांश से अधिक है ।

निवल ब्याज आय

बैंक की निवल ब्याज आय में 12.11% की वृद्धि दर्ज हुई और यह वर्ष 2002-03 के 9,977.56 करोड़ रुपए से बढ़कर वर्ष 2003-04 में 11,186.32 करोड़ रुपए हो गई। यह वृद्धि ब्याज की मात्रा में वृद्धि तथा जमा लागत में कमी होने के कारण हुई। निवल ब्याज मार्जिन, जो वर्ष 2002-03 में 2.95% था, वर्ष 2003-04 में बढ़कर 3.04% हो गया।

विश्व-परिचालनों से प्राप्त सकल ब्याज आय, जो वर्ष 2002-03 में 31,087.02 करोड़ रुपए थी, वर्ष 2003-04 में घटकर 30,460.49 करोड़ रुपए रह गई । यह कमी मुख्यत: ब्याज-दरों में कमी के कारण हुई ।

mainly due to contraction in food credit following higher offtake of foodgrains. After remaining sluggish in the initial months of 2003-04, there were visible signs of credit pick up in the subsequent months. Consequently, non-food credit increased by 17.6% during 2003-04 as compared with 18.6%, net of mergers, in 2002-03. While housing and retail led the growth in non-food credit, industrial credit picked up from September 2003. There was also a substantial flow of bank credit to the priority sector, which rose by 25% during 2003-04 as well as for housing and infrastructure, which increased by 42% each.

There was a continuous softening of interest rates during the year. Taking a cue from RBI's guidelines relating to benchmark prime lending rate (PLR) in early January 2004, several commercial banks reduced their PLRs. Indian manufacturing has absorbed the excess capacity built up in the mid-nineties and is geared up for fresh investments, which is expected to fuel further growth. Stiff competition in retail finance in metro cities has shifted the focus of banks to tier two cities.

RBI's Monetary Policy

The overall stance of RBI's monetary policy during 2003-04 was provision of adequate liquidity to meet credit growth and to support investment demand in the economy while keeping inflation under control. Continuing its stance of preference for a soft and flexible interest rate environment within the framework of macroeconomic stability, RBI cut the Bank Rate by 25 basis points to 6.0% in April 2003, the Cash Reserve Ratio by 25 basis points to 4.5% in June 2003 and the Repo Rate by 50 basis points to 4.5% in August 2003. During the year, RBI also announced measures to improve credit delivery mechanism including micro-credit, deepening of money markets and securities markets, and supervision of banks and other financial institutions.

Financial sector reforms have resulted in increased efficiency, higher productivity and enhanced competitiveness in the banking sector which is also reflected in better asset quality, increased capital adequacy and improved profitability of banks. To meet challenges in the changing environment, banks are streamlining business processes, strengthening credit delivery and micro-credit operations and reinforcing risk management along with consolidation of their operations.

Financial Performance

Profit

The Operating Profit of the Bank for 2003-04 stood at Rs.9,553.46 crore as compared to Rs.7,775.40 crore in 2002-03, recording a growth of 22.87%. The Bank has posted a Net Profit of Rs.3,681.00 crore for 2003-04 as compared to Rs.3,105.00 crore in 2002-03, registering a growth of 18.55%.

The growth in profit in 2003-04 has been achieved through increases, both in Net Interest Income as well as Profit on sale of Investments. Profit on sale of investments in 2003-04 was Rs.3,073.45 crore as against Rs.1,694.60 crore in 2002-03, and thus the increase under this head contributed to the growth in profit of 2003-04 to the extent of Rs.1,378.85 crore.

Dividend

The Bank has declared a dividend at the rate of 110% for the year, up from 85% declared in the previous year.

Net Interest Income

The Net Interest Income of the Bank registered a growth of 12.11%, from Rs.9,977.56 crore in 2002-03 to Rs.11,186.32 crore in 2003-04. This was driven by volume growth and decline in cost of deposits. The Net Interest Margin went up from 2.95% in 2002-03 to 3.04% in 2003-04.

The gross interest income from the global operations declined from Rs.31,087.02 crore in 2002-03 to Rs.30,460.49 crore in 2003-04. This was mainly due to declining interest rates.

घटती ब्याज दरों के बावजूद, अग्रिमों की मात्रा बढ़ने से भारत में अग्रिमों से ब्याज-आय जो वर्ष 2002-03 में 10,863.50 करोड़ रुपए थी, वर्ष 2003-04 में बढ़कर 10,891.44 करोड़ रुपए हो गई । अग्रिमों की मात्रा बढ़ने के कारण विदेश स्थित कार्यालयों में भी अग्रिमों पर ब्याज में वृद्धि हुई ।

वर्ष के दौरान, मूल उधार दर में कमी आई । स्टेट बैंक अग्रिम दर (बैंक की मूल उधार दर), जो मई 2003 में 10.75% से कम कर 10.50% की गई थी, 1 जनवरी 2004 में और घटाकर 10.25% कर दी गई । मध्यावधि ऋण दर (एसबीएमटीएलआर) मई 2003 में 11.25% से घटाकर 11% की गई । भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार 1 जनवरी 2004 से बैंक ने आधार मूल उधार दर, जो 10.25% निर्धारित की गई, को अपनाया।

परिणामस्वरूप, भारत में अग्रिमों पर औसत आय वर्ष 2002-2003 के 8.97% से घटकर वर्ष 2003-04 में 8.17% रह गई, किंतु भारत में अग्रिमों के औसत स्तर में 12,277 करोड़ रुपए (अर्थात् 10.14%) की वृद्धि होने से अग्रिमों पर ब्याज-आय में वृद्धि हुई।

अभिनियोजित औसत संसाधनों में 20,374 करोड़ रुपए (अर्थात् 10.79%) की वृद्धि के बावजूद भारत में राजकोषीय परिचालनों में अभिनियोजित संसाधनों से आय में नाममात्र की वृद्धि हुई । ब्याज दरों में गिरावट की प्रवृत्ति के कारण औसत आय, जो वर्ष 2002-03 में 9.54% थी, वर्ष 2003-04 में घटकर 8.62% रह गई।

विश्व-परिचालनों पर कुल ब्याज-व्यय, जो वर्ष 2002-03 में 21,109.46 करोड़ रुपए था, वर्ष 2003-04 में घटकर 19,274.16 करोड़ रुपए रह गया । वर्ष 2003-04 के दौरान, भारत में जमाराशियों पर (रिसर्जेंट इंडिया बांड/इंडिया मिलेनियम डिपाजिट को छोड़कर) ब्याज व्यय में पिछले वर्ष की तुलना में 3.55% की कमी दर्ज हुई, जबकि जमाराशियों के औसत स्तर में 13.13% की वृद्धि हुई । फलस्वरूप, जमाराशियों की लागत में कमी आई । वर्ष 2002-03 में यह 6.43% थी और वर्ष 2003-04 में घटकर 5.48% रह गई (रिसर्जेंट इंडिया बांड, एवं इंडिया मिलेनियम डिपाजिट को छोड़कर)।

ब्याजेतर आय

ब्याजेतर आय में 32.62% की वृद्धि हुई । यह वर्ष 2002-03 के 5,740.26 करोड़ रुपए से बढ़कर वर्ष 2003-04 में 7,612.46 करोड़ रुपए हो गई । इस वृद्धि में निवेशों की बिक्री से लाभ एवं अन्य शुल्क-आय में हुई वृद्धि का प्रमुख योगदान रहा ।

वर्ष के दौरान बैंक को सहयोगी बैंकों/भारत तथा विदेशों में स्थित अनुषंगियों एवं संयुक्त उद्यमों से लाभांश के रूप में 161.31 करोड़ रुपए (पिछले वर्ष 137.22 करोड़ रुपए) की आय प्राप्त हुई ।

परिचालन व्यय

कर्मचारी लागत में 13.34% की वृद्धि हुई और यह वर्ष 2002-03 के 5,688.71 करोड़ रुपए की तुलना में वर्ष 2003-04 में 6,447.69 करोड़ रुपए हो गई । यह वृद्धि मुख्यत: पेंशन निधि, ग्रेच्यूटी निधि के लिए अधिक अंशदान एवं अवकाश-नकदीकरण देयता के लिए प्रावधान के कारण हुई ।

मूल्यह्रास, विज्ञापन-व्यय, लेखा-परीक्षा शुल्क और मरम्मत एवं अनुरक्षण तथा अन्य व्यय बढ़ने के कारण अन्य परिचालन व्ययों में भी 24.13% की वृद्धि हुई ।

स्टाफ-व्यय और अन्य परिचालन व्यय दोनों को शामिल करके परिचालन व्ययों में 16.40% की वृद्धि हुई ।

प्रावधान एवं आकस्मिकताएँ

वर्ष 2003-04 के दौरान प्रावधानों से संबंधित प्रमुख राशियाँ निम्नानुसार थीं :

- अनर्जक परिसंपत्तियों के लिए 3,702.75 करोड़ रुपए (वर्ष 2002-03 के 2,592.43 करोड़ रुपए की तुलना में), जिसमें अनर्जक परिसंपत्तियों के लिए भारतीय रिज़र्व बैंक के मानदंडों से भी 990.00 करोड़ रुपए (पिछले वर्ष 550 करोड़ रुपए) अधिक का अस्थायी प्रावधान शामिल है।
- आयकर हेतु 1,243.86 करोड़ रुपए का प्रावधान, जिसे 276.28 करोड़ रुपए के आस्थगित कर जमा के लिए समायोजित किया गया (जबकि वर्ष 2002-03 में 2,162.14 करोड़ रुपए का प्रावधान, जिसे 13.26 करोड़ रुपए के आस्थगित कर नामे एवं 697.72 करोड़ रुपए के पूर्व वर्षों के भुगतान के लिए समायोजित किया गया था) ।
- मानक परिसंपत्तियों के लिए 49.12 करोड़ रुपए (वर्ष 2002-03 में 69.22 करोड़ रुपए)। इस राशि को शामिल करके

Despite declining interest rates the interest income on advances in India registered a marginal increase from Rs.10,863.50 crore in 2002-03 to Rs.10,891.44 crore in 2003-04 due to higher volume. Interest income on advances at foreign offices also increased due to higher volume.

Prime Lending Rate was reduced during the year. State Bank Advance Rate (the Prime Lending Rate of the Bank), which was reduced from 10.75% to 10.50% in May 2003, was further reduced to 10.25% w.e.f. 1st January 2004. The Medium Term Lending Rate (SBMTLR) was reduced from 11.25% to 11.00% in May 2003. As per RBI directive the Bank adopted Bench Mark Prime Lending Rate with effect from 1st January 2004 which was fixed at 10.25%.

Average yield on advances in India, as a result, came down from 8.97% in 2002-03 to 8.17% in 2003-04. However, volume increase of Rs.12,277 crore (i.e., by 10.14%) in the average level of advances in India contributed to the increase in interest income from advances.

Income from resources deployed in treasury operations in India increased marginally despite increase of Rs.20,374 crore (i.e., by 10.79%) in the average resources deployed. The average yield, which was 9.54% in 2002-03, declined to 8.62% in 2003-04, due to the declining trend in the interest rates.

Total interest expenses of the global operations declined from Rs.21,109.46 crore in 2002-03 to Rs.19,274.16 crore in 2003-04. Interest expenses on deposits (excluding Resurgent India Bonds/ India Millennium Deposits) in India during 2003-04 recorded a decline of 3.55% compared to the previous year, whereas the average level of deposits grew by 13.13%. This resulted in a reduction in the cost of deposits from 6.43% in 2002-03 to 5.48% in 2003-04 (excluding RIB & IMD deposits).

Non-Interest Income

Non-interest income grew by 32.62%, from Rs.5,740.26 crore in 2002-03 to Rs.7,612.46 crore in 2003-04. The growth was contributed mainly by growth in profit on sale of investment and other fee income.

During the year, the Bank received an income of Rs.161.31 crore (Rs.137.22 crore in the previous year), by way of dividends from Associate Banks/ subsidiaries and joint ventures in India and abroad.

Operating Expenses

There was an increase of 13.34% in the Staff Cost from Rs.5,688.71 crore in 2002-03 to Rs.6,447.69 crore in 2003-04. This was mainly due to higher contribution to Pension Fund, Gratuity Fund and provision for leave encashment liability.

Other Operating Expenses have also registered an increase of 24.13% mainly due to higher depreciation, advertisement cost, audit fees and expenses on account of repairs & maintenance & other expenditure.

Operating Expenses, comprising both staff cost and other operating expenses, have registered an increase of 16.40%.

Provisions and Contingencies

Major amounts of provisions made in 2003-04 were as under:

- Rs.3,702.75 crore for non-performing assets (as against Rs.2,592.43 crore in 2002-03) which include floating provision of Rs.990.00 crore (Previous year Rs.550.00 crore) over & above the RBI norms for NPAs.
- Rs.1,243.86 crore towards Provision for Income Tax, adjusted for deferred tax credit of Rs.276.28 crore (as against Rs.2,162.14 crore in 2002-03 adjusted for deferred tax debit of Rs.13.26 crore and payment for prior years amounting to Rs.697.72 crore).
- Rs.49.12 crore towards Standard Assets (as against Rs.69.22 crore in 2002-03). Including this amount, the total provision held on

मानक परिसंपत्तियों के लिए कुल 377.03 करोड़ रुपए की राशि का प्रावधान किया गया ।

- 'परिपक्वता तक धारित' श्रेणी पर प्रीमियम के परिशोधन सहित भारत में निवेशों पर मूल्यह्रास के लिए 495.58 करोड़ रुपए का प्रावधान किया गया (जबकि वर्ष 2002-03 में 392.98 करोड़ रुपए का प्रावधान किया गया था) ।

आरक्षित निधियाँ एवं आधिक्य

- 2,100.00 करोड़ रुपए (वर्ष 2002-03 में 1,600.00 करोड़ रुपए) की राशि निवेश उतार-चढ़ाव आरक्षित निधि खाते में अंतरित ।
- 925.61 करोड़ रुपए (वर्ष 2002-03 में 997.85 करोड़ रुपए) की राशि सांविधिक आरक्षित निधियों में अंतरित ।

परिसंपत्तियाँ

बैंक की कुल परिसंपत्तियों में 8.5% की वृद्धि हुई और ये मार्च 2003 के अंत के 3,75,876 करोड़ रुपए से मार्च 2004 के अंत में 4,07,815 करोड़ रुपए हो गईं । इस अवधि में ऋण संविभाग 14.64% बढ़कर 1,37,758 करोड़ रुपए से 1,57,934 करोड़ रुपए तथा निवेश 7.73% बढ़कर 1,72,348 करोड़ रुपए से 1,85,676 करोड़ रुपए हो गया । अधिकांश निवेश देशी बाजार में सरकारी एवं अन्य अनुमोदित प्रतिभूतियों में किया गया था । देशी ऋणों में बैंक का बाजार-अंश मार्च 2004 के अंतिम रिपोर्टिंग शुक्रवार को 16.87% था ।

देयताएँ

बैंक की कुल देयताएँ (पूंजी और आरक्षित निधियों को छोड़कर) 8.06% बढ़कर 31 मार्च 2003 के 3,58,673 करोड़ रुपए से 31 मार्च 2004 को 3,87,584 करोड़ रुपए हो गईं । देयताओं में वृद्धि मुख्यत: जमाराशियाँ बढ़ने से हुई । वैश्विक जमाराशियाँ, जिसमें आइएमडी शामिल है, 31 मार्च 2004 को 3,18,619 करोड़ रुपए रहीं, जो 31 मार्च 2003 के स्तर पर 7.60% वृद्धि दर्शाती हैं। इसी अवधि में आइएमडी छोड़कर वैश्विक जमाराशियाँ 16.07% बढ़कर 2,52,393 करोड़ रुपए से 2,92,943 करोड़ रुपए हो गईं । मार्च 2004 के अंतिम शुक्रवार की रिपोर्टिंग के अनुसार भारत में समस्त अनुसूचित वाणिज्यिक बैंकों की कुल जमाराशियों में बैंक की जमाराशियाँ आइएमडी मिलाकर 18.75 % और आइएमडी छोड़कर 17.33% रहीं । बैंक को कम लागत पर स्थायी स्रोत आधार उपलब्ध कराने वाली 'वैयक्तिक' खंड जमाराशियों का बैंक की कुल जमाराशियों में अंश मार्च 2004 के अंतिम शुक्रवार को 49.95% रहा ।

निष्पादन की विशिष्टताएँ :

	मुख्य परिचालन
क	राजकोष परिचालन
ख	कारपोरेट बैंकिंग समूह
ग	राष्ट्रीय बैंकिंग समूह
घ	अंतर्राष्ट्रीय बैंकिंग समूह
ङ	सहयोगी एवं अनुषंगियाँ
च	अनर्जक परिसंपत्ति प्रबंधन
छ	सूचना प्रौद्योगिकी

तालिका 1: प्रमुख निष्पादन सूचक

	भारतीय स्टेट बैंक		**स्टेट बैंक समूह**	
संकेतक	**2003-04**	**2002-03**	**2003-04**	**2002-03**
औसत परिसंपत्तियों पर आय (%)	0.94	0.86	1.05	0.89
ईक्विटी पर आय (%)	18.19	18.05	20.16	18.65
आय की तुलना में व्यय (%) (कुल निवल आय की तुलना में कुल परिचालन व्यय)	49.18	50.53	46.07	48.53
प्रति शेयर अर्जन (रु)	69.94	59.00	105.09	79.78
पूंजी-पर्याप्तता-अनुपात (%)	13.53	13.50	14.43	14.03
श्रेणी I	8.34	8.81	9.59	9.68
श्रेणी II	5.19	4.69	4.84	4.35
निवल अग्रिमों की तुलना में निवल अनर्जक परिसंपत्तियां	3.48	4.50	2.73	4.10

Standard Assets amounts to Rs.377.03 crore.

- Rs.495.58 crore towards provision for depreciation on investments in India, including amortisation of premium on 'Held to Maturity' category (as against Rs.392.98 crore in 2002-03).

Reserves & Surplus

- An amount of Rs.2,100.00 crore (as against Rs.1,600.00 crore in 2002-03) was transferred to Investment Fluctuation Reserve account.
- An amount of Rs.925.61 crore (as against Rs.997.85 crore in 2002-03) was transferred to Statutory Reserves.

Assets

The total assets of the Bank increased by 8.5% from Rs.3,75,876 crore at the end of March 2003 to Rs.4,07,815 crore as at end March 2004. During the period, its loan portfolio increased by 14.64% from Rs.1,37,758 crore to Rs.1,57,934 crore and investment by 7.73% from Rs.1,72,348 crore to Rs.1,85,676 crore. A major portion of the investment was in the domestic market in government and other approved securities. The Bank's market share in domestic advances was 16.87% as on the last reporting Friday of March 2004.

Liabilities

The Bank's aggregate liabilities (excluding capital and reserves) rose by 8.06% from Rs.3,58,673 crore on 31st March 2003 to Rs.3,87,584 crore on the 31st March 2004. The increase in liabilities was mainly contributed by increase in deposits. The Global deposits, including IMD stood at Rs.3,18,619 crore as on 31st March 2004, representing an increase of 7.60% over the level on 31st March 2003. Global deposits, excluding IMD, grew by 16.07% from Rs.2,52,393 crore to Rs.2,92,943 crore over the same period. The Bank's market share in aggregate deposits of all scheduled commercial banks in India stood at 18.75% including IMD and 17.33% excluding IMD as on the last reporting Friday of March 2004. The 'Personal' segment deposits, which provide a low cost and stable resource base for the Bank, constituted 49.95% of the Bank's aggregate deposits as on the last Friday of March 2004.

Performance Highlights:

	Core Operations
A	Treasury Operations
B	Corporate Banking Group
C	National Banking Group
D	International Banking Group
E	Associates & Subsidiaries
F	NPA Management
G	Information Technology

Table 1: Key Performance Indicators

Indicators	SBI 2003-04	SBI 2002-03	SBI Group 2003-04	SBI Group 2002-03
Return on Average Assets (%)	0.94	0.86	1.05	0.89
Return on Equity (%)	18.19	18.05	20.16	18.65
Expenses to Income (%) (Operating Expenses to Total Net Income)	49.18	50.53	46.07	48.53
Earnings Per Share (Rs.)	69.94	59.00	105.09	79.78
Capital Adequacy Ratio (%)	13.53	13.50	14.43	14.03
Tier I	8.34	8.81	9.59	9.68
Tier II	5.19	4.69	4.84	4.35
Net NPAs to Net Advances	3.48	4.50	2.73	4.10

क. राजकोष-परिचालन

क.1. वर्ष 2003-04 के दौरान बैंक ने भारत के रुपया और विदेशी मुद्रा बाजारों के सबसे बड़े खिलाड़ी और बाजार-प्रभावक के रूप में अपनी स्थिति को और सुदृढ़ बनाया है ।

क.2. राजकोष-परिचालनों में चलनिधि-प्रबंधन और नियामक अनुपालन की परंपरागत भूमिका से परे पर्याप्त विस्तार किया गया है, ताकि वे एक प्रमुख लाभ-केंद्र के रूप में उभर सकें ।

तालिका 2: राजकोष परिचालनों पर एक नजर

विवरण	% संवृद्धि
देशी निवेश	7.61
सरकारी प्रतिभूतियों में व्यापार संविभाग	231
ईक्विटियों / बांडों में व्यापार संविभाग	356
राजकोष परिचालनों से कुल आय	7.10
निवेश-विक्रय से निवल लाभ	79.71

क.3. राज्य विकास ऋणों और कारपोरेट बांडों में पिछले वर्ष की तुलना में अधिक निवेश हुआ । प्रतिफल में गिरावट के कारण ब्याज आय में अपेक्षाकृत कम (3.85%) वृद्धि हुई । भारतीय रिज़र्व बैंक द्वारा जुलाई 2003 के दौरान सरकारी प्रतिभूतियों की पुनर्खरीद में बैंक ने भी भाग लिया और इससे 1,010.32 करोड़ रुपए का लाभ प्राप्त किया । वर्ष के दौरान 2,100 करोड़ रुपए के अतिरिक्त विनियोग से निवेश उतार-चढ़ाव आरक्षित निधि (आइएफआर) निवेशों के 2.88% तक हो गई है ।

क.4. विदेशी मुद्रा व्यापार की मात्रा में तो दुगुनी से ज्यादा वृद्धि हुई, परंतु वर्ष के दौरान रुपए की मजबूती और अंतर बैंक मार्जिनों में सिकुड़न का प्रभाव विदेशी मुद्रा परिचालनों से होने वाली आय पर पड़ा, जो 8.51% ही बढ़ी और 463.57 करोड़ रुपए से 503.04 करोड़ रुपए हुई ।

क.5. राजकोष-समाधान-सॉफ्टवेयर के कार्यान्वयन से ऑन-लाइन ट्रेडिंग, लेखांकन, मूल्यांकन और संविभाग-जोखिम-प्रबंधन संभव हो गया है । भारतीय रिज़र्व बैंक के तत्वावधान में रिअल टाइम ग्रॉस सेटलमेंट सिस्टम (आरटीजीएस) भी कार्यान्वित किया गया है । आवश्यक नीतियों एवं जोखिम प्रबंधन प्रणालियों की स्थापना के बाद रुपए और विदेशी मुद्रा दोनों में व्युत्पन्न व्यापार प्रारंभ किया गया ।

ख. कारपोरेट बैंकिंग समूह (सीबीजी)

ख.1. बैंक के कारपोरेट बैंकिंग समूह में तीन कार्यनीतिक व्यवसाय इकाइयाँ (एसबीयू) - कारपोरेट लेखा समूह, पट्टा एसबीयू और परियोजना वित्त एसबीयू हैं ।

ख.2. कारपोरेट लेखा समूह (सीएजी)

ख.2.1. मार्च 2004 की स्थिति के अनुसार कारपोरेट लेखा समूह का ऋण संविभाग बैंक के वाणिज्यिक एवं संस्थात्मक खाद्येतर ऋणों का 34.5% (2002-03 में 36.8%) और कुल देशी ऋण संविभाग का 16.7% (2002-03 में 17.5%) रहा । सीएजी के नवीन उत्पाद सफल रहे :

- उपयोगी रोकड़ प्रबंधन उत्पाद एसबीआइ फास्ट के अंतर्गत 308 केंद्रों में 2,72,501 करोड़ रुपए का आवर्त रहा ।
- मुंबई अंतर बैंक प्रस्तावित दर (एमआइबीओआर) से संबद्ध मूल्य वाले ऋण उत्पाद, जो फरवरी 2003 में प्रारंभ किए गए थे, के अंतर्गत वर्ष के दौरान 19,070 करोड़ रुपए का आवर्त रहा ।
- सीएजी में फरवरी 2003 में प्रारंभ समूहन के अंतर्गत मार्च 2004 के अंत तक कुल 5,168 करोड़ रुपए के 17 सौदे किए गए ।

ख.2.2. अपने ग्राहकों को अनेक प्रकार की वित्तीय सेवाएँ उपलब्ध कराने के अतिरिक्त सीएजी उच्च श्रेणी प्राप्त कारपोरेटों द्वारा जारी वाणिज्यिक पत्रों, अपरिवर्तनीय डिबेंचरों तथा बांडों के विपणन में भी सक्रिय रहा है ।

ख.3. पट्टा एसबीयू

ख.3.1. निधीयन के अन्य विकल्प कम लागत पर उपलब्ध होने के कारण बैंक ने वर्ष 2003-04 में पट्टा न करने का निर्णय किया । मार्च 2004 के अंत में संवितरण और पूंजीकरण शून्य तथा लाभ 15.78 करोड़ रुपए रहा ।

ख.4. परियोजना वित्त एसबीयू

ख.4.1. बैंक की परियोजना वित्त एसबीयू मूल और आधारभूत क्षेत्रों पर

A. Treasury Operations

A.1. During the year 2003-04, the Bank further consolidated its premier position as the largest player and the market mover in both the Rupee and Forex markets in India.

A.2. Treasury operations expanded significantly beyond the conventional role of liquidity management and regulatory compliance to emerge as a major profit centre.

Table 2: Treasury Operations at a Glance

Particulars	% Growth
Domestic investments	7.61
Trading portfolios in government securities	231
Trading portfolios in equities/bonds	356
Total income from Treasury operations	7.10
Net Profit on sale of investments	79.71

A.3. Investments in state development loans and corporate bonds were higher relative to those in the previous year. Interest income on securities registered a relatively lower increase (3.85%) in view of falling yields. The Bank also participated in buyback of government securities by RBI during July 2003, and an amount of Rs.1,010.32 crore was booked as profit on this account. Investment Fluctuation Reserve (IFR) was built up to 2.88% of investments with additional appropriation of Rs.2,100 crore during the year.

A.4. While trading volumes in Forex operations more than doubled, strengthening of the Rupee and shrinking inter-bank margins impacted exchange income from Forex operations during the year which grew by 8.51% from Rs.463.57 crore to Rs.503.04 crore.

A.5. The implementation of Treasury Solutions Software has facilitated on-line trading, accounting, valuation and portfolio risk management. Real Time Gross Settlement Systems (RTGS) has also been implemented under the aegis of RBI. Trading in derivatives, both Rupee and Forex, was introduced after putting in place requisite policies and risk management systems.

B. Corporate Banking Group (CBG)

B.1. The Bank's Corporate Banking Group consists of three Strategic Business Units (SBUs), viz., Corporate Accounts Group, Leasing SBU and Project Finance SBU.

B.2. Corporate Accounts Group (CAG)

B.2.1. CAG's loan portfolio constituted about 34.5% of the Bank's commercial and institutional non-food credit (36.8% in 2002-03) and 16.7% (17.5% in 2002-03) of the total domestic credit portfolio as on March 2004. Innovative products of CAG were successful:

- SBI-FAST, a niche cash management product, had a turnover of Rs.2,72,501 crore spread over 308 centres.
- The loan product with MIBOR related pricing, launched in February 2003, achieved a turnover of Rs.19,070 crore during the year.
- Syndication, started in February 2003 in CAG, closed 17 deals aggregating Rs.5,168 crore as at end-March 2004.

B.2.2. Besides providing a wide range of financial services to its customers, the CAG has also been instrumental in marketing commercial papers, non-convertible debentures and bonds issued by top-rated corporates.

B.3. Leasing SBU

B.3.1. The Bank decided not to write leases during the year 2003-04 in view of the availability of alternative funding options at cheaper cost. As at end-March 2004, the disbursements and capitalization were nil, and profit amounted to Rs.15.78 crore.

B.4. Project Finance SBU

B.4.1. The Bank's Project Finance SBU focuses on core and infrastructure sectors which are seen as drivers of future growth, like telecommunications,

ध्यान केंद्रित करती है, जिन्हें भावी संवृद्धि का वाहक माना जाता है, जैसे दूरसंचार, तेल और गैस, सड़के, पुल, पोर्ट और शहरी आधारभूत सुविधाएँ । वित्तीय वर्ष 2004 के दौरान परियोजना वित्त एसबीयू ने कुल 2,640.68 करोड़ रुपए (1,574.30 करोड़ रुपए की निधि आधारित ऋण सीमा और 1,066.38 करोड़ रुपए की गैर निधि आधारित ऋण सीमा) की 18 परियोजनाएँ संस्वीकृत की एवं 134 करोड़ रुपए का परिचालन लाभ कमाया ।

ख.4.2. एसबीयू ने विभिन्न समितियों के माध्यम से विशेषकर ऊर्जा के क्षेत्र में भारत सरकार के लिए सलाहकार की भूमिका का निर्वाह भी किया ।

ग. राष्ट्रीय बैंकिंग समूह (एनबीजी)

ग.1. राष्ट्रीय बैंकिंग समूह देशभर में फैले अपने ग्राहकों को रिटेल और वाणिज्यिक नामक दो नेटवर्कों के माध्यम से प्रभावी तथा उत्तम सेवा उपलब्ध कराता है । मार्च 2004 के अंत में राष्ट्रीय बैंकिंग समूह के अंतर्गत 14 प्रशासनिक मंडल कार्यरत थे, जिनमें 9,034 शाखाओं, तीन उप कार्यालयों, 10 एक्सचेंज ब्यूरो, 90 सेटलाइट कार्यालयों और 658 एक्सटेंशन काउंटरों के व्यापक नेटवर्क का समावेश है, जो देश के कोने-कोने तक फैले ग्राहकों को सेवा उपलब्ध कराते हैं । कुल शाखाओं में 789 विशेषीकृत शाखाएँ हैं ।

ग.2. वर्ष 2003-04 में 36 नई शाखाएँ खोली गईं और आसपास की शाखाओं में विलय अथवा सेटलाइट कार्यालयों में परिवर्तन द्वारा 30 शाखाएँ बंद की गईं । नई शाखाओं में 8 वैयक्तिक बैंकिंग शाखाएँ (पीबीबी) हैं, जिन्हें मिलाकर इस प्रकार की शाखाओं की संख्या 96 हो गई हैं । महानगरीय और शहरी क्षेत्रों में स्थित और नवीनतम प्रौद्योगिकी से सुसज्जित ये वैयक्तिक बैंकिंग शाखाएँ बड़े ग्राहकों को विभिन्न प्रकार की सेवाएँ प्रदान करती हैं ।

ग.3. कृषि, लघु उद्योग एवं व्यवसाय तथा वैयक्तिक खंड से मिलकर बने रिटेल क्षेत्र का एनबीजी की कुल जमाराशियों में 71.02% और कुल अग्रिमों में 43.05% अंश रहा । वैयक्तिक खंड अग्रिमों में आवास ऋण का हिस्सा 51.48% रहा । रिटेल अग्रिमों की राशि में वृद्धि करने के लिए आवश्यक कदम उठाते हुए बैंक नई योजनाएँ शुरू कर रहा है, ताकि अल्पकाल में रिटेल अग्रिम एनबीजी के कुल अग्रिमों का 50% हो जाएं ।

तालिका 3 : एन बी जी - उल्लेखनीय तथ्य

(राशि करोड़ रुपए में)

विवरण	28.3.03 को	26.3.04 को	% वृद्धि
जमाराशियाँ (आइएमडी मिलाकर)	2,65,717	2,81,016	5.76
जमाराशियाँ (आइएमडी छोड़कर)	2,22,167	2,55,340	14.93
अग्रिम (खाद्य को मिलाकर)	1,08,269	1,24,108	14.63
अग्रिम (खाद्य को छोड़कर)	95,576	1,14,591	19.90
i) वैयक्तिक खंड जिसमें	24,348	33,149	36.15
आवास ऋण	12,173	17,067	40.20
ii) कृषि	12,561	13,921	10.83

ग.4. विकास बैंकिंग

ग.4.1. प्राथमिक क्षेत्र को ऋण

ग.4.1.1. भारत की 70 प्रतिशत से भी अधिक आबादी का निवास ग्रामीण क्षेत्रों में होने के कारण बैंक इस क्षेत्र को महत्वपूर्ण क्षेत्र के रूप में देखता है और अपनी ग्रामीण एवं अर्धशहरी शाखाओं के व्यापक नेटवर्क तथा कृषि एवं लघु उद्योगों हेतु विशेषीकृत शाखाओं के माध्यम से इस क्षेत्र को सेवा प्रदान करता रहा है ।

ग.4.1.2. प्राथमिक क्षेत्र को प्रदत्त बैंक के ऋण मार्च 2004 के अंत में निवल बैंक ऋण (एनबीसी) का 38.69% रहे । निवल बैंक ऋणों में कृषि क्षेत्र अग्रिमों का अनुपात 18% के निर्धारित लक्ष्य की तुलना में मार्च 2004 के अंत में 12.79% रहा । विशेष कृषि ऋण योजना के अंतर्गत मार्च 2004 के अंत तक 6,145 करोड़ रुपए का ऋण संवितरित किया गया । कुल मिलाकर कृषि और लघु उद्योगों के अग्रिमों में पिछले वर्ष की 332 करोड़ रुपए और 190 करोड़ रुपए की नकारात्मक वृद्धि की तुलना में इस वर्ष 1,122 करोड़ रुपए और 641 करोड़ रुपए की वृद्धि हुई और ये मार्च 2004 के अंत में क्रमश: 16,993 करोड़ रुपए और 13,033 करोड़ रुपए रहे ।

ग.4.1.3. वर्ष के दौरान किसान क्रेडिट कार्ड योजना के अंतर्गत कार्ड-धारकों की संख्या में वृद्धि हुई, जो किसानों में इसकी लोकप्रियता दर्शाती है । वर्ष के दौरान (मार्च 2004 के अंत तक) बैंक ने किसानों को

oil and gas, roads, bridges, ports and urban infrastructure. During the financial year 2004, the Project Finance SBU sanctioned 18 projects involving a total amount of Rs.2,640.68 crore (fund-based limits of Rs.1,574.30 crore and non-fund based limits of Rs.1,066.38 crore) and made an operating profit of Rs.134 crore.

B.4.2. The SBU has also played an advisory role to the Government of India through various committees, particularly in the power sector.

C. National Banking Group (NBG)

C.1. In order to provide effective and quality banking services to its customers spread across the country, the NBG operates through two networks namely, retail network and commercial network. As at end-March 2004, the NBG had 14 administrative Circles encompassing a vast network of 9,034 branches, three sub-offices, 10 exchange bureaus, 90 satellite offices and 658 extension counters to reach out to customers, even in the remotest corners of the country. Of the total branches, 789 are specialized branches.

C.2. In 2003-04, 36 new branches were opened and 30 branches were closed by merger with nearby branches or by conversion to satellite offices. New branches included eight Personal Banking Branches (PBBs), taking the total of such branches to 96. The PBBs, located in metro and urban areas and well-equipped with the state-of-the-art technology, offer a wide range of services to high net worth individuals.

C.3. The retail sector, as a whole, comprising agriculture, small industries & business and personal segments, contributed 71.02% to total NBG deposits and 43.05% to total NBG advances. Housing loans constituted 51.48% of personal segment advances. The Bank is taking necessary steps through launching of new schemes to promote retail lending so that retail advances amount to 50% of the total NBG advances in the near term.

Table 3: NBG – Highlights

(Amount in Rs.crore)

Particulars	As on 28.3.03	As on 26.3.04	% growth
Deposits (including IMD)	2,65,717	2,81,016	5.76
Deposits (excluding IMD)	2,22,167	2,55,340	14.93
Advances (including food)	1,08,269	1,24,108	14.63
Advances (excluding food)	95,576	1,14,591	19.90
i. Personal segment Out of which	24,348	33,149	36.15
Housing loans	12,173	17,067	40.20
ii. Agriculture	12,561	13,921	10.83

C.4. Development Banking

C.4.1. Priority Sector Lending

C.4.1.1. With over 70% of the Indian population living in rural areas, the Bank sees this as the thrust sector and has been servicing through its vast rural and semi-urban branch network, specialized branches for agriculture and small-scale industries.

C.4.1.2. The Bank's lending to the priority sector as a proportion of its net bank credit (NBC) was 38.69% at end-March 2004. As against the benchmark of 18%, advances to agricultural sector as a proportion of NBC was 12.79% at end-March 2004. Disbursements under Special Agriculture Credit Plan amounted to Rs.6,145 crore at end-March 2004. In absolute terms, advances to agriculture and small-scale industries recorded a growth of Rs.1,122 crore and Rs.641 crore respectively as compared to the previous year's negative growth of Rs.332 crore and Rs.190 crore respectively and were Rs.16,993 crore and Rs.13,033 crore respectively as at the end of March 2004.

C.4.1.3. The coverage under Kisan Credit Card scheme expanded during the year, showing its popularity among farmers. During the year (up to end-March 2004), the Bank had issued 6.09 lac cards

6.09 लाख कार्ड जारी किए, जिनकी कुल ऋण सीमा 1,598 करोड़ रुपए है । बैंक के किसान गोल्ड क्रेडिट कार्ड नामक नए उत्पाद को भी लोकप्रियता प्राप्त हुई है । वर्ष के दौरान बैंक ने 29,847 किसान गोल्ड कार्ड जारी किए, जिनकी कुल ऋण सीमा 450.50 करोड़ रुपए है । लघु और सीमांत कृषकों के लिए भूमि क्रय करने हेतु ऋण योजना और कंबाइंड हार्वेस्टर क्रय करने हेतु वित्तीयन की नई योजनाओं को भी गति प्राप्त हुई है।

ग.4.1.4. बैंक ने सरकार द्वारा प्रायोजित रोजगार सृजन और गरीबी उन्मूलन योजनाओं में सक्रिय रूप से भाग लिया । इनमें से कुछ योजनाओं के अंतर्गत 31 मार्च 2004 को बैंक के निष्पादन का विवरण निम्नानुसार है:

- स्वर्ण जयंती ग्राम स्वरोजगार योजना : बैंक ने 91,800 वैयक्तिक हिताधिकारियों को एवं 24,129 स्वयं सहायता समूहों को कुल 363.99 करोड़ रुपए के ऋण संस्वीकृत किए तथा 78,559 वैयक्तिक हिताधिकारियों एवं 17,272 स्वयं सहायता समूहों को कुल 264.89 करोड़ रुपए के ऋण संवितरित किए ।
- प्रधानमंत्री रोजगार योजना : बैंक ने कार्यक्रम वर्ष 2003-04 के दौरान 59,589 आवेदकों को कुल 397 करोड़ रुपए के ऋण संस्वीकृत किए तथा 38,406 हिताधिकारियों को 244 करोड़ रुपए संवितरित किए ।
- स्वर्ण जयंती शहरी रोजगार योजना : बैंक ने 14,525 आवेदकों को कुल 47.50 करोड़ रुपए के ऋण संस्वीकृत किए तथा 11,920 हिताधिकारियों को 35.62 करोड़ रुपए संवितरित किए ।
- सफाई कर्मचारी विमुक्ति और पुनर्वास योजना : बैंक ने 861 आवेदकों को कुल 22 करोड़ रुपए के ऋण संस्वीकृत किए तथा 556 हिताधिकारियों को 13 करोड़ रुपए संवितरित किए ।

ग.4.1.5. स्वयं सहायता समूहों की मध्यस्थता से गरीबों को वित्तीय सुविधाएं प्रदान करने के लिए बैंक ने मार्च 2004 के अंत तक (कुल मिलाकर) 1,74,666 स्वयं सहायता समूहों के साथ ऋण-संबद्धता कर कुल 614.88 करोड़ रुपए संवितरित किए हैं । इसके अलावा 3,69,568 स्वयं सहायता समूहों के बैंक की शाखाओं में बचत खाते हैं, जिनमें कुल 348.31 करोड़ रुपए जमा हैं ।

ग.4.1.6. बैंक 11 राज्यों तथा 2 संघ राज्य क्षेत्रों में राज्यस्तरीय बैंकर समितियों के संयोजक का और 140 जिलों में, जिनमें से अधिकांश जिले पर्वतीय और पिछड़े क्षेत्रों में स्थित हैं, मार्गदर्शी बैंक (मार्गदर्शी बैंक योजना के अंतर्गत) के उत्तरदायित्व का निर्वाह करता रहा है । वर्ष 2003-04 की वार्षिक ऋण योजना के अंतर्गत बैंक ने 31 मार्च 2004 तक मार्गदर्शी और गैर-मार्गदर्शी दोनों ही जिलों में विभिन्न प्राथमिक क्षेत्रों को कुल 13,585 करोड़ रुपए के ऋण संवितरित किए ।

ग.5. उत्पाद नवोन्मेषन:

ग.5.1. नवोन्मेषी उत्पाद एवं ऋण देने की सरलीकृत कार्यविधि वर्ष 2003-04 में व्यवसाय विकास की आधारशिला रही है ।

ग.5.2. उत्पाद :

- **वैयक्तिक बैंकिंग खंड**
  - ग्राहकों को व्यापक विकल्प उपलब्ध कराने की दृष्टि से वर्ष के दौरान अनेक नए ऋण उत्पाद, जैसे बयाना हेतु ऋण, गवेषक प्लस, प्रशासन प्लस, नर्सिंग प्लस और ग्राम निवास प्रारंभ किए गए ।
  - इसके अतिरिक्त, बैंक ने दुपहिया वाहनों के वित्तपोषण हेतु बजाज ऑटो लिमिटेड के साथ कारपोरेट गठजोड़ किया ।
  - वैयक्तिक खण्ड के विभिन्न उत्पादों से संबंधित ब्याज की दरें तर्कसंगत बनाई गईं, जिससे ब्याज की अल्प दरों का लाभ सभी ग्राहकों को प्रदान किया जा सके ।
- **वाणिज्यिक बैंकिंग खंड**
  - बैंक ने कई कारपोरेटों और साथ ही राज्य सरकारों के साथ भी गठजोड़ उनके कर्मचारियों के वित्तपोषण हेतु किया ।
  - वाणिज्यिक उत्पादों एवं सेवाओं के अंतर्गत प्रवर्तित नए उत्पादों में कनकधारा जमा योजना, प्रवासी प्लस योजना, फास्ट ट्रैक चैनल फाइनैंसिंग, एसबीआइ क्रेडिट खजाना, कैपगेन प्लस योजना, रेंट प्लस योजना, ट्रांसपोर्ट प्लस एवं एसबीआइ विश्व यात्रा फॉरेन ट्रैवल कार्ड सम्मिलित हैं।

with aggregate limit of Rs.1,598 crore to farmers. The Bank's new product namely, Kisan Gold Credit Card has also gained popularity. During the year, the Bank issued 29,847 Kisan Gold Cards with aggregate limit of Rs.450.50 crore. Other new products, namely, scheme for purchase of land by small and marginal farmers and scheme for financing purchase of combined harvesters have also gained momentum.

C.4.1.4. The Bank actively participated in the employment generation and poverty alleviation schemes sponsored by the Government. The Bank's performance under some of the schemes as on the 31st March 2004 was as under:

- Swarnjayanti Gram Swarozgar Yojna: The Bank sanctioned loans aggregating Rs.363.99 crore to 91,800 individual beneficiaries and 24,129 SHGs and disbursed loans aggregating Rs.264.89 crore to 78,559 individual beneficiaries and 17,272 SHGs.
- Prime Minister's Rozgar Yojana: The Bank sanctioned loans aggregating Rs.397 crore to 59,589 applicants and disbursed Rs.244 crore to 38,406 beneficiaries during the programme year 2003-04.
- Swarnajayanti Shahari Rozgar Yojana: The Bank sanctioned loans aggregating Rs.47.50 crore to 14,525 applicants and disbursed Rs.35.62 crore to 11,920 beneficiaries.
- Scheme for Liberation and Rehabilitation of Scavengers: The Bank sanctioned total loans aggregating Rs.22 crore to 861 applicants and disbursed Rs.13 crore to 556 beneficiaries.

C.4.1.5. In the area of financing the poor through the intermediation of self-help groups (SHGs), the Bank has credit-linked (cumulative) with 1,74,666 SHGs with total disbursements of Rs.614.88 crore as at the end of March 2004. Besides, 3,69,568 SHGs maintained savings bank accounts with the Bank's branches with deposits aggregating Rs.348.31 crore.

C.4.1.6. The Bank has been the convenor of State Level Bankers' Committees in 11 states and 2 union territories and the lead bank (under the Lead Bank Scheme) in 140 districts, mostly in hilly and backward areas. Under the Annual Credit Plans for 2003-04, the Bank disbursed loans to different priority sectors aggregating Rs.13,585 crore during the year up to the 31st March 2004.

C.5. Product Innovation

C.5.1. Innovative products and simplified procedures for lending have been the cornerstones of business development strategies for the year 2003-04.

C.5.2. Products:

- **Personal Banking Segment**
  - In order to provide customers with a wider choice, a range of new products was introduced in personal banking during the year viz., Loan for Earnest Money, Gaveshak Plus, Prashasan Plus, Nursing Plus and Gram Nivas.
  - In addition, the Bank entered into corporate tie-up with Bajaj Auto Limited for financing two-wheelers.
  - Rates of interest on various personal segment products were rationalized to pass on the benefit of low rates of interest to all the customers.
- **Commercial Banking Segment**
  - The Bank also entered into tie-ups with many corporates as also State governments for financing their employees.
  - Among the commercial products and services, new products launched included Kanakdhara Deposit Scheme, Pravasi Plus Scheme, Fast Track-Channel Financing, SBI Credit Khazana, Capgains Plus Scheme, Rent Plus Scheme, Transport Plus and SBI Vishwa Yatra Foreign Travel Card.

कृषि बैंकिंग खंड

- कृषि खंड में ऋण प्रवाह बढ़ाने के लिए बैंक ने कृषि प्लस, आढ़तिया प्लस, डेरी प्लस एवं रक्षक ट्रैक्टर प्लस नामक नए उत्पाद प्रारंभ किए ।

- बैंक ने ट्रैक्टर विनिर्माताओं के साथ गठजोड़ व्यवस्था भी की, जिसके अंतर्गत बैंक के कृषक ऋणियों को ट्रैक्टर कम कीमत पर और अधिक वारंटी-अवधि के साथ दिए जाते हैं। बैंक ऐसे ट्रैक्टरों का वित्तपोषण कम मार्जिन पर करता है।

- कृषकों को समय पर और विशेष दर पर ऋण वितरण के लिए बैंक ने बड़े कारपोरेटों के साथ संविदा कृषि की व्यवस्था की है, जिसमें विपणन-गठजोड़ और सुनिश्चित ऋण चुकौती की व्यवस्था है ।

- 50,000 रुपए तक की सीमा वाले कृषि ऋणियों के लिए फसल ऋण पर ब्याज की दर को कम कर 8.5% पर लाया गया ।

- स्टेट बैंक की शाखाओं से ऋण-संबद्ध स्वयं सहायता समूहों द्वारा अपने सदस्यों को वैयक्तिक गतिविधियों के लिए ऋण सहायता दी गई है । समाज और ग्राम विकास प्रयोजनों के लिए ये सदस्य अकसर मिलजुलकर कार्य करते हैं (श्री क्षेत्रीय धर्मस्थल ग्रामीण विकास परियोजना) । समूह के सभी सदस्यों से मिलकर संचालित होने वाली कुछ गतिविधियों (वर्मिकल्चर तथा तिरुवल्लुर, तमिलनाडु में आविन के लिए कार्ड बोर्ड आइस्क्रीम कप बनाने) के लिए भी स्वयं सहायता समूह योजना के अंतर्गत वित्तपोषण किया गया है।

- इसके अतिरिक्त, भारतीय स्टेट बैंक ने केअर के साथ मिलकर दो प्रायोजित क्षेत्रीय ग्रामीण बैंकों-उड़ीसा में कालाहांडी और कोरापुट की वित्तीय व्यवहार्यता सुधारने और उन्हें व्यष्टि ऋण के माध्यम से गरीबों का ऋणान्वयन बढ़ाने हेतु प्रेरित करने की परियोजना शुरू की है ।

सेवाएं एवं लघु उद्योग क्षेत्र

- नए प्रारंभ किए गए उत्पादों के नाम हैं - पर्यटन प्लस, डॉक्टर प्लस, एसबीआइ शॉपी, साइबर प्लस एवं राइस मिल्स प्लस ।

- बैंक ने चिकित्सा संबंधी उपकरणों के वित्तपोषण हेतु सीमेंस लिमिटेड एवं कांफिडेंट डेंटल इक्विपमेंट निर्माताओं के साथ भी गठजोड़ किया है ।

- ग्रामीण आवास हेतु, बैंक ने ग्राम निवास और सहयोग निवास योजनाएं प्रारंभ की हैं ।

ग.5.3. प्रक्रिया :

- एकल खिड़की प्रणाली : ग्राहक सेवा में सुधार करने एवं कर्मचारियों को विपणन हेतु समय उपलब्ध कराने के लिए 7,466 शाखाओं में एकल खिड़की सुपुर्दगी प्रणाली प्रारंभ की गई है ।

- वैयक्तिक बैंकिंग वित्त कक्ष : शाखाओं में खुदरा ऋणों पर अधिक ध्यान देने के लिए 182 शाखाओं में कक्ष स्थापित किए गए हैं और कई अन्य शाखाओं में किए जा रहे हैं ।

ग.6. प्रौद्योगिकी उन्नयन परियोजना (प्रोजेक्ट अपटेक)

ग.6.1.विश्वव्यापी अर्थव्यवस्था के दौर में कृषि और लघु उद्योगों को गुणवत्ता और लागत की दृष्टि से अधिक प्रतिस्पर्धी बनाने हेतु सहायता देने में प्रोजेक्ट अपटेक एक मॉडल बन गया है । इसके अंतर्गत बैंक ने अपने लघु एवं मध्यम उद्यमी (एसएमई) ग्राहकों के लिए ऊर्जा दक्षता कार्यक्रम कार्यान्वित करने की शुरुआत की है । अब तक, चावल मिल, अंगूर की खेती तथा पंपसेट जैसे 25 समूहों को इस परियोजना में शामिल किया गया है ।

घ. अंतर्राष्ट्रीय बैंकिंग समूह (आइबीजी)

घ.1. विदेश स्थित कार्यालयों के परिचालन

घ.1.1. 31 मार्च 2004 को विदेशों में बैंक का 54 कार्यालयों का नेटवर्क था, जो 28 देशों में फैला हुआ है, जिसमें सभी समय क्षेत्र शामिल हैं । इसके अतिरिक्त, 124 देशों के 533 बैंकों के साथ बैंक के संपर्की संबंध हैं ।

- **Agriculture Banking Segment**
  - The Bank launched the following new products, namely, Krishi Plus, Arthias Plus, Dairy Plus and Rakshak Tractor Plus, to increase the flow of credit to agriculture sector.
  - The Bank also entered into tie-up arrangements with tractor manufacturers under which the tractors are supplied to the Bank's farmer borrowers at lower cost and with extended warranty periods. The Bank is financing such tractors at low margin.
  - The Bank has also entered into contract farming arrangement with large corporates to deliver timely credit to farmers on special scale of finance with a marketing tie-up and assured loan repayment.
  - The rate of interest for agricultural borrowers with limits up to Rs.50,000 was brought down to 8.50% for crop loans.
  - SHGs credit linked to the Bank branches have provided loans to their members for individual activities, though for social and village developmental purposes, the members often worked together (Shree Kshetriya Dharmasthala Rural Development Project). Certain common production activities involving all members of the group (vermiculture and card board ice cream cup manufacturing for Aavin at Tiruvallur, Tamil Nadu) have also been financed under the SHGs Scheme.
  - Besides, the Bank in collaboration with CARE has undertaken a project for strengthening of two sponsored RRBs – Kalahandi and Koraput in Orissa – to improve their financial viability while reorienting them towards increased lending to the poor through micro credit.

- **Services & SSI Sector**
  - The following new products were introduced namely, Paryatan Plus, Doctor Plus, SBI Shoppe, Cyber Plus and Rice Mills Plus.
  - The Bank has also entered into tie-up with Siemens Limited and Confident Dental Equipment Manufacturers for financing medical instruments.
  - For rural housing, the Bank has introduced Gram Niwas and Sahyog Niwas schemes.

C.5.3. Process:

- Single Window System: To improve customer service and to free the staff for marketing, single window delivery system has been introduced at 7,466 branches.
- Personal Banking Finance Cells: To give focused attention to retail loans at branches, cells have been set up at 182 branches with many more to come.

C.6. Project Uptech

C.6.1. In the context of globalized economy, Project Uptech has been a model in the direction of helping agriculture and small-scale sector to make them more competitive in terms of quality and cost. Under the Project Uptech, the Bank has taken initiative in implementing Energy Efficiency Programme for its SME clients. So far, 25 clusters have been covered under Project Uptech such as rice milling, grape cultivation and pumpsets.

D. International Banking Group (IBG)

D.1. Operations of Foreign Offices

D.1.1. As on 31.3.2004, the Bank had a network of 54 overseas offices spread over 28 countries covering all time zones and maintains comprehensive correspondent relationship with 533 top ranking banks in 124 countries.

D.1.2. During the year, the Bank added offices at

घ.1.2. ग्राहक समूहों को आकृष्ट करने एवं व्यापक बाजार पहुँच संबंधी कार्यनीतिक योजनाओं के एक भाग के रूप में बैंक ने वर्ष के दौरान बंगलादेश में चिटगाँव एवं दक्षिण अफ्रीका में पोर्ट एलिझाबेथ तथा कैप टाउन में कार्यालय खोले । कैनरा बैंक से 60:40 की ईक्विटी सहभागिता के साथ मास्को में कामर्शियल बैंक ऑफ इंडिया एलएलसी के नाम से एक पूर्ण बैंक की स्थापना की गई है । बैंक ने भारत में सीप्झ, मुंबई में प्रथम अपतटीय बैंकिंग इकाई भी खोली है । वित्तीय वर्ष के अंत में बैंक के सिडनी एवं शंघाई प्रतिनिधि कार्यालयों के पूर्ण शाखाओं में समुन्नयन हेतु विनियामक अनुमोदनों की प्रतीक्षा की जा रही थी, जिसमें से सिडनी में परिचालन शुरू करने का अनुमोदन प्राप्त हो गया है और इस शाखा ने अप्रैल 2004 से परिचालन प्रारंभ कर दिए हैं।

घ.1.3. अमेरिकी परिचालनों की पुनर्संरचना के अंतर्गत वर्ष के दौरान डाउन टाउन सेवा शाखा, न्यूयार्क के परिचालनों को समाप्त करते हुए उसकी गतिविधियों को न्यूयार्क शाखा में पुनर्स्थापित किया गया ।

घ.1.4. बैंक ने अनिवासी भारतीयों एवं अन्य ग्राहकों को भारत एवं अन्य देशों में निधियों के प्रेषण में सहायता प्रदान करने के लिए खाड़ी देशों की चार विनिमय कंपनियों को प्रबंधकीय एवं तकनीकी निपुणता उपलब्ध कराना जारी रखा ।

घ.1.5. विदेश स्थित कार्यालयों ने वर्ष के दौरान 156.85 करोड़ रुपए का निवल लाभ अर्जित किया, जो पिछले वर्ष के 128.70 करोड़ रुपए की तुलना में अधिक है ।

घ.2. विदेश स्थित अनुषंगियाँ/संयुक्त उद्यम/सहयोगी

घ.2.1. मार्च 2004 को समाप्त वित्तीय वर्ष के दौरान एसबीआइ (कैलिफोर्निया) ने कोनोगा पार्क तथा फ्रेस्नो में नई शाखाएँ खोली और एसबीआइ (कनाडा) ने अपने मिसीसाउगा कार्यालय को शाखा के रूप में उन्नत किया।

घ.2.2. विदेश स्थित अनुषंगियों/संयुक्त उद्यमों/सहयोगियों ने वर्ष के दौरान क्षेत्र में बेहतर निष्पादन दर्ज किया ।

घ.3. देशी परिचालन

घ.3.1. निर्यात ऋण

घ.3.1.1.वर्ष 2003-04 के दौरान बैंक के बकाया निर्यात ऋण में 14.88% की वृद्धि हुई जबकि, विगत वित्त वर्ष के दौरान यह 13.23% थी । निवल बैंक ऋणों में निर्यात ऋण का भाग मार्च 2004 को 7.89% रहा, जबकि मार्च 2003 को यह 8.09% था ।

घ.3.2. परियोजना निर्यात वित्त

घ.3.2.1.परियोजना निर्यात गतिविधियों के वित्तपोषण के क्षेत्र में बैंक एक सक्रिय सहभागी है । इनमें बोली लगाने एवं टर्न-की/ सिविल निर्माण संविदाओं का निष्पादन और आस्थगित भुगतान आधार पर इंजीनियरिंग वस्तुओं के निर्यात के अलावा सेवा निर्यातों हेतु वित्तपोषण शामिल है । वर्ष के दौरान बैंक ने 15 देशों में कुल 10,935 करोड़ रुपए लागत की 26 बड़ी परियोजनाओं/सेवा निर्यात

तालिका 4: विदेश स्थित कार्यालयों की परिसम्पत्तियाँ/देयताएं
(अनुषंगियों और संयुक्त उद्यमों को छोड़कर) (31.3.2004 को)

मद	करोड़ रुपए	मिलियन अमेरिकी डालर
संसाधन		
जमाराशियाँ	8,820.46	2,017.60
उधार	11,812.66	2,702.04
अन्य देयताएं	6,804.87	1,556.56
योग	27,437.99	6,276.20
अभिनियोजन		
निवेश एवं प्लेसमेंट	3,728.44	852.85
अग्रिम (निवल)	15,991.22	3,657.85
अन्य सभी परिसम्पत्तियाँ	7,718.33	1,765.50
कुल परिसम्पत्तियाँ	27,437.99	6,276.20

Chittagong in Bangladesh, and Port Elizabeth and Cape Town in South Africa, as part of its strategic plans to tap new customer clusters and to access wider markets. At Moscow, a full-fledged bank, namely Commercial Bank of India LLC in a 60:40 equity participation with Canara Bank has been established. The Bank also opened the first offshore banking unit in India at SEEPZ, Mumbai. While at the close of the financial year the regulatory approvals for upgradation of the Bank's Shanghai and Sydney representative offices into full-fledged branches were awaited, the approvals have since been received for Sydney operations, and the branch has commenced operations from April 2004.

D.1.3. As a part of restructuring of the US operations, the operations of the Down Town Service Branch, New York were wound up during the course of the year with its activities relocated at the New York Branch.

D.1.4. The Bank continued to extend management and technical expertise to four exchange companies in the Gulf region to facilitate NRI and other customer remittances to India and to various other countries.

D.1.5. The foreign offices made a net profit of Rs.156.85 crore during the year, up from Rs.128.70 crore in the previous year.

D.2. Foreign Subsidiaries/Joint Ventures/Associates

D.2.1. During the financial year ended March 2004, SBI (California) opened new branches at Canoga Park and Fresno and SBI (Canada) upgraded its Mississauga Office to a branch.

D.2.2. The aggregate performance of the subsidiaries/joint ventures/associates abroad recorded an improvement during the year.

D.3. Domestic Operations

D.3.1. Export Credit

D.3.1.1. During 2003-04, the Bank's outstanding export credit increased by 14.88% as compared to an increase of 13.23% recorded in the previous fiscal. Export credit constituted 7.89% of the net bank credit as at March 2004 as compared to 8.09% as at March 2003.

D.3.2. Project Export Finance

D.3.2.1. The Bank is an active participant in financing of project export activities involving bidding and execution of turnkey / civil construction contracts and export of engineering goods on deferred payment basis as also service exports. During the year, the Bank supported 26 large projects/service export proposals aggregating Rs.10,935 crore involving 15

Table 4: Assets/Liabilities of Foreign Offices
(Excluding Subsidiaries and Joint Ventures)
(As on 31.3.2004)

Items	Rs. crore	USD million
Resources		
Deposits	8,820.46	2,017.60
Borrowings	11,812.66	2,702.04
Other Liabilities	6,804.87	1,556.56
Total	27,437.99	6,276.20
Deployment		
Investments and Placements	3,728.44	852.85
Advances (Gross)	15,991.22	3,657.85
All Other Assets	7,718.33	1,765.50
Total Assets	27,437.99	6,276.20

तालिका 5 : विदेश स्थित अनुषंगियों / संयुक्त उद्यमों / सहयोगियों के कुल कार्य-परिणाम
(31.3.2004 को)

(करोड़ रुपए में)

अनुषंगियां/ संयुक्त उद्यम/सहयोगी	जमाराशियां	ऋण	निवेश	निवल लाभ
अनुषंगियां*	1,478.14	1,518.01	390.59	10.91
संयुक्त उद्यम/सहयोगी**	1,392.59	561.63	144.47	15.26

* एसबीआइ (कनाडा), एसबीआइ (कैलीफोर्निया), आइएनएमबी बैंक लि. और एसबीआइ इंटरनेशनल (मारिशस) लि.

** नेपाल एसबीआइ बैंक लि. के आँकड़े 16.7.2003 और बैंक आफ भूटान के 31.12.2003 की स्थिति के अनुसार ।

तालिका 6 : विदेश स्थित अनुषंगियों और संयुक्त उद्यमों / सहयोगियों की सूची
(31.3.2004 को)

(राशि करोड़ रुपए में)

नाम	स्थापना तिथि	कुल परिसंपत्तियाँ	धारित निधि	एसबीआइ का अंश (%)	निवल लाभ
एसबीआइ (कनाडा)	5 मई 1982	673.94	97.65	100	-2.22
एसबीआइ (कैलिफोर्निया)	3 सितंबर 1982	661.70	69.75	100	3.37
एसबीआइ इंटरनेशनल (मारिशस) लि.	संयुक्त उद्यम के रूप में 12 अक्तूबर 1989 को, अनुषंगी के रूप में 27 मार्च 1999 को	767.91	83.47	98	4.97
आइएनएमबी बैंक लि.	26 नवंबर 1981	137.83	49.64	51	4.79
नेपाल एसबीआइ बैंक लि.@	7 जुलाई 1993	453.13	34.13	50	2.92
बैंक आफ भूटान #	28 मई 1968	1,235.14	91.73	20	16.42
कामर्शियल बैंक आफ इंडिया एलएलसी	5 दिसंबर 2003	86.87	86.87	60	-4.08

@ 16.7.2003 के आँकड़ें

31.12.2003 के आँकड़ें

प्रस्तावों को सहायता प्रदान की, जबकि पिछले वर्ष 19 संविदाओं के लिए कुल 3,517 करोड़ रुपए सहायता प्रदान की थी ।

घ.4. मर्चेंट बैंकिंग

घ.4.1. बैंक ने समूहित विदेशी मुद्रा ऋणों पर और भी ज्यादा जोर दिया और वर्ष 2003-04 के दौरान कारपोरेटों हेतु भारत से संबंधित समूहित ऋणों के लिए शीर्ष व्यवस्थापकों की सूची में पिछले वर्ष के दूसरे स्थान की तुलना में प्रथम स्थान पर रहा । वर्ष 2003-04 के दौरान बैंक ने 768 मिलियन अमेरिकी डॉलर के 11 समूहित/सम्मिलित ऋण-सौदों की व्यवस्था की ।

घ.5. विदेशी मुद्रा टर्नओवर

घ.5.1.वर्ष 2003-04 के दौरान बैंक ने विदेशी मुद्रा व्यवसाय में कुल 2,65,510 करोड़ रुपए का टर्न ओवर (1,41,309 करोड़ रुपए के विक्रय और 1,24,201 करोड़ रुपए के क्रय) दर्ज किया, जिसका बाजार हिस्सा 35.63% रहा । कुल टर्नओवर में गत वर्ष की तुलना में वृद्धि 14.76% रही ।

घ.6. विश्वव्यापी संपर्क सेवाएं

घ.6.1. बैंक की विश्वव्यापी संपर्क सेवाओं (जीएलएस) ने निर्यात भुगतानों एवं अन्य विदेशी मुद्रा उगाहियों को सुगम बनाया है, जिसके फलस्वरूप बैंक के विदेशी मुद्रा परिचालनों की लाभप्रदता में वृद्धि हुई है । वर्ष 2003-04 के दौरान एसबीआइ और सहयोगी बैंकों की देशी शाखाओं की ओर से जीएलएस ने अमेरिकी डॉलर और यूरो मुद्राओं में 1,29,908 निर्यात बिलों के आगम प्राप्त किए । इसके अतिरिक्त 2,08,040 चेकों के आगम जीबीपी (ग्रेट ब्रिटेन पाउंड), यूरो और अमेरिकी डॉलर में प्राप्त किए गए।

घ.6.2. विदेश स्थित विनिमय कंपनियों से शीघ्रतर विप्रेषण हेतु एसबीआइ एक्सप्रेस नामक इंटरनेट आधारित एक नई सुविधा प्रारंभ की गई है,

Table 5: Aggregated Working Results of Foreign Subsidiaries/Joint Ventures/Associates Abroad

(As on 31.3.2004)

(Rs. in crore)

Subsidiaries/Joint Ventures/Associates	Deposits	Loans	Investments	Net Profit
Subsidiaries*	1,478.14	1,518.01	390.59	10.91
Joint Ventures / Associates**	1,392.59	561.63	144.47	15.26

* SBI (Canada), SBI (California), INMB Bank Ltd., and SBI International (Mauritius) Ltd.

** Data as on 16.7.2003 for Nepal SBI Bank Ltd., and as on 31.12.2003 for Bank of Bhutan.

Table 6: List of Subsidiaries and Joint Ventures/Associates Abroad

(As on 31.3.2004)

(Amount in Rs. crore)

Name	Date of Establishment	Total Assets	Owned Funds	% of SBI's Share	Net Profit
SBI (Canada)	May 5, 1982	673.94	97.65	100	-2.22
SBI (California)	September 3, 1982	661.70	69.75	100	3.37
SBI International (Mauritius) Ltd.	As JV – October 12, 1989 As a subsidiary – March 27, 1999	767.91	83.47	98	4.97
INMB Bank Ltd.	November 26, 1981	137.83	49.64	51	4.79
Nepal SBI Bank Limited @	July 7, 1993	453.13	34.13	50	2.92
Bank of Bhutan #	May 28, 1968	1,235.14	91.73	20	16.42
Commercial Bank of India LLC	December 5, 2003	86.87	86.87	60	-4.08

@ Data as on 16.7.2003

Data as on 31.12.2003

countries as compared to 19 contracts aggregating Rs.3,517 crore during last year.

D.4. Merchant Banking

D.4.1. The Bank further intensified its thrust in the area of syndicated foreign currency loans, emerging as the first in the league table of top arrangers for India related syndicated loans for corporates during 2003-04, up from the second position last year. The Bank was arranger for 11 syndicated/club deals amounting to USD 768 million during 2003-04.

D.5. Forex Turnover

D.5.1. During 2003-04, the Bank recorded a total turnover of Rs.2,65,510 crore in its forex business (Rs.1,41,309 crore in sales and Rs.1,24,201 crore in purchases), commanding a market share of 35.63%. The total turnover reflected an increase of 14.76% over that in the previous year.

D.6. Global Link Services

D.6.1. Global Link Services (GLS) of the Bank facilitates export payments and other overseas collections thereby improving the profitability of the Bank's forex operations. During 2003-04, on behalf of domestic branches of SBI and Associate Banks, GLS has collected proceeds of 1,29,908 export bills in USD and Euro currencies, and the proceeds of 2,08,040 cheques in GBP, Euro and USD.

D.6.2. SBI Express, a new Internet-based product to facilitate speedier remittances from

जिसके अंतर्गत बैंक की शाखाओं में हिताधिकारी के खाते में सीधे जमा या बैंक के देशी कार्यालयों में हिताधिकारियों के नाम से रुपया ड्राफ्टों के मुद्रण की सुविधा प्रदान की जाती है ।

ङ. सहयोगी और अनुषंगियाँ

ङ.1.बैंक और उसके सहयोगी एवं अनुषंगियों की अर्थव्यवस्था के वित्तीय बाजार में महत्वपूर्ण पैंठ है । भारतीय स्टेट बैंक और उसके सहयोगी बैंकों की शाखाएं भारतीय महाद्वीप के सुदूर हिस्सों तक वित्तीय सेवाएं प्रदान करती हैं । सामान्य बैंकिंग परिचालनों के अलावा वित्तीय क्षेत्र के अन्य क्षेत्रों जैसे पूँजी बाजार, म्यूचुअल फंड, प्रतिभूति व्यापार, बीमा, फैक्टरिंग सेवाएं तथा क्रेडिट कार्ड व्यवसाय बैंक की अनुषंगियों द्वारा संचालित किए जाते हैं ।

ङ.2. सहयोगी बैंक

ङ.2.1. मार्च 2004 के अंतिम शुक्रवार को बैंक एवं उसके सात सहयोगी बैंकों का बाजार अंश जमाराशियों में 26.05% एवं अग्रिमों में 24.22% रहा ।

7 सहयोगी बैंकों की विशिष्ट उपलब्धियाँ -

- सातों सहयोगी बैंकों की सभी शाखाओं का कंप्यूटरीकरण
- *तीन सहयोगी बैंकों द्वारा शून्य निवल अनर्जक परिसंपत्ति की स्थिति प्राप्त*
- एटीएमों की भारतीय स्टेट बैंक के साथ नेटवर्किंग
- कोर बैंकिंग प्रोटोटाइप का प्रारंभ
- अवसरयुक्त बाजारों की सेवा के लिए नवीन उत्पाद

ङ.2.2. भारतीय स्टेट बैंक के सात सहयोगी बैंकों ने वर्ष के दौरान व्यवसाय में सराहनीय वृद्धि दर्ज की । जमाराशियों एवं अग्रिमों में पिछले वर्ष के मुकाबले क्रमशः 20.33% और 21.65% की वृद्धि हुई। सहयोगी बैंकों ने कुल मिलाकर 1,937.71 करोड़ रुपए का निवल लाभ दर्ज करने की सूचना दी, जो पिछले वर्ष की तुलना में 37.77% अधिक है । मार्च 2004 के अंत के सकल एवं निवल अग्रिमों की तुलना में सकल एवं निवल अनर्जक परिसंपत्तियाँ 6.85% तथा 3.13% से कम होकर क्रमशः 5.08% एवं 0.84% रहीं ।

ङ.2.3. वर्ष के दौरान स्टेट बैंक ऑफ पटियाला, स्टेट बैंक ऑफ इंदौर एवं स्टेट बैंक ऑफ सौराष्ट्र इन तीन सहयोगी बैंकों ने शून्य निवल अनर्जक परिसंपत्ति स्थिति प्राप्त की ।

ङ.3. एसबीआइ कामर्शियल एंड इंटरनेशनल बैंक लिमिटेड (एसबीआइसीआइ) :

ङ.3.1. मार्च 2004 के अंत में एसबीआइसीआइ की जमाराशियाँ एवं अग्रिम क्रमशः 373.33 करोड़ रुपए तथा 120.56 करोड़ रुपए रहे । 31 मार्च 2004 को समाप्त वित्तीय वर्ष में बैंक का परिचालन लाभ 25.98 करोड़ रुपए तथा निवल लाभ 17.97 करोड़ रुपए रहा, जबकि पिछले वर्ष 8.55 करोड़ रुपए की निवल हानि हुई थी । एसबीआइसीआइ बैंक लि. की 100% ईक्विटी (100 करोड़ रुपए) भारतीय स्टेट बैंक के पास है ।

गैर-बैंकिंग अनुषंगियों/संयुक्त उपक्रमों के निष्पादन की विशेषताएं

ङ.4. एसबीआइ कैपिटल मार्केट्स लि.(एसबीआइकैप)

- वर्ष के दौरान एसबीआइकैप ने आधारभूत परियोजना परामर्श एवं समूहन अधिदेश, विशेषकर शहरी आधारभूत सुविधाओं एवं ऊर्जा जैसे क्षेत्रों पर, जिन्हें संवृद्धि का वाहक माना जाता है, ध्यान केंद्रित किया ।
- वर्ष के दौरान एसबीआइकैप का वित्तीय निष्पादन पिछले वर्ष की तुलना में बेहतर रहा । इसका कर पश्चात् लाभ 63.23 करोड़ रुपए रहा, जो पिछले वर्ष की तुलना में दो गुने से भी ज्यादा है ।
- एसबीआइकैप ने पिछले वर्ष घोषित 35% लाभांश की तुलना में इस वर्ष 75% लाभांश घोषित किया । कंपनी का निवल लाभ एवं लाभांश अब तक का सर्वाधिक रहा ।

ङ.5. एसबीआइ डीएफएचआइ लि.

- वर्ष के दौरान डिस्काउंट एंड फाइनैंस हाउस ऑफ इंडिया (डीएफएचआइ) लिमिटेड के साथ एसबीआइ गिल्ट्स का विलयन किया गया तथा संयुक्त इकाई का नाम एसबीआइ डीएफएचआइ लि. रखने का प्रस्ताव है ।
- संयुक्त इकाई ने बोली लगाने से संबंधित वायदे पूरे किए तथा

exchange companies abroad, has been introduced for providing direct credit to a beneficiary's account with the Bank branches or for printing of Rupee drafts in their names at the Bank's domestic offices.

E. Associates and Subsidiaries

E.1. The Bank, with its associates and subsidiaries, has an overwhelming presence in the financial market of the economy. Financial services provided by the branches of SBI and its associate banks covers the vast expanse of the Indian sub-continent. Apart from the normal banking operations, other areas of financial sector like capital market, mutual funds, security trading, insurance, factoring services and credit card business are handled by the Bank's subsidiaries.

E.2. Associate Banks

E.2.1. The Bank and its seven Associate Banks had a market share of 26.05% in deposits and 24.22% in advances as on the last reporting Friday of March 2004.

Landmarks by the 7 Associate Banks –

- Computerization of all Branches of the 7 Associate Banks
- *Achieving NIL Net NPA status by three of the Associate Banks*
- Networking of ATMs with SBI
- Introduction of Core Banking prototypes
- Innovative products to serve the niche markets

E.2.2. The seven Associate Banks of State Bank of India registered an appreciable growth in business during the year – deposits and advances growing by 20.33% and 21.65% respectively over the previous year. The Associate Banks together reported net profit of Rs.1,937.71 crore, which was higher by 37.77% over the previous year. The gross and net NPAs as percentage to gross and net advances came down from 6.85% and 3.13% respectively to 5.08% and 0.84% respectively as at end-March 2004.

E.2.3. During the year, three of the Associate Banks, namely, State Bank of Patiala, State Bank of Indore and State Bank of Saurashtra achieved NIL net NPA status.

E.3. SBI Commercial and International Bank Limited (SBICI)

E.3.1. As at the end of March 2004, deposits and advances of SBICI stood at Rs.373.33 crore and Rs.120.56 crore respectively. The bank recorded an operating profit of Rs.25.98 crore and a net profit of Rs.17.97 crore for the financial year ending 31.3.2004 as against a net loss of Rs.8.55 crore for the previous year. SBI holds 100% equity of SBICI Bank Ltd. (Rs.100 crore).

Performance Highlights of Non-Banking Subsidiaries/Joint Ventures

E.4. SBI Capital Markets Ltd. (SBICAP)

- During the year, SBICAP focused on infrastructure project advisory and syndication mandates, particularly in sectors, such as, urban infrastructure and power, which are reckoned as the growth drivers.
- SBICAP's financial performance during the year was better than that in the last year. At Rs.63.23 crore, its PAT was more than twice the PAT during the last year.
- SBICAP declared a dividend of 75% as against 35% declared for the previous year. The net profit as well as the dividend was the highest ever attained by the company.

E.5. SBI DFHI Ltd.

- SBI Gilts Ltd., has merged with Discount and Finance House of India (DFHI) Ltd., during the year and the combined entity is proposed to be renamed as SBI DFHI Ltd.
- The combined entity has completed the bidding commitments and achieved the success ratio as per the undertakings

वित्तीय वर्ष 2003-04 के लिए भारतीय रिज़र्व बैंक को दिए गए वचन के अनुसार सफलता अनुपात प्राप्त किया ।

- वर्ष 2003-04 के लिए संयुक्त इकाई ने 174.09 करोड़ रुपए का कर पश्चात लाभ (कर पूर्व 276.59 करोड़ रुपए का लाभ) दर्ज किया ।

ङ.6. एसबीआइ कार्ड्स एंड पेमेंट्स सर्विसेज प्रा.लि. (एसबीआइसीपीएसएल)

- एसबीआइ दिल्ली, एसबीआइ हैदराबाद एवं एसबीआइ बेंगलूर सिटी एफिनिटी कार्डों की शुरुआत ।
- किस्त ऋण कार्यक्रम "फ्लेक्सि पे" की शुरुआत ।
- पेट्रोल व्ययों में भारत में वीज़ा बाजार अग्रणी।
- एसबीआइ खाताधारकों के लिए एसबीआइ क्रेडिट कार्ड के ई-बिल भुगतान की शुरुआत ।
- एलीट कार्ड की शुरुआत, जो मांग पर ही दिया जाता है ।
- पहली बार दस प्रतिशत लाभांश घोषित ।

ङ.7. एसबीआइ लाइफ इंश्योरेंस कंपनी लि. (एसबीआइ लाइफ)

- लगभग 14 लाख व्यक्तियों का बीमा किया । बीमा किए गए व्यक्तियों की संख्या की दृष्टि से निजी बीमाकर्ता कंपनियों में शीर्ष स्थान पर रही और इसका बाजार अंश 14% रहा ।
- बैंकेश्युरेंस के माध्यम से बीमा विक्रय बहुत उत्साहवर्धक रहा। 48% प्रीमियम इस माध्यम से प्राप्त हो रही है ।
- एजेंसी चैनल के माध्यम से भी व्यवसाय में पर्याप्त वृद्धि हुई।
- एसबीआइ लाइफ ने वर्ष के दौरान अनेक नए-नए उत्पाद प्रारंभ किए । उसे अपने उत्पादों, विपणन एवं विज्ञापन अभियानों के लिए अंतर्राष्ट्रीय एवं राष्ट्रीय प्रशंसा तथा अवार्ड मिले ।

ङ.8. एसबीआइ फंड्स मैनेजमेंट प्रा.लि. (एसबीआइएफएमपीएल)

- एसबीआइएफएमपीएल ने निरंतर स्वरूप की निधियों में कुल 12,450 करोड़ रुपए के अंतर्वाह की सूचना दी है । कुल प्रतिदेयता 10,523 करोड़ रुपए रही । इस प्रकार निवल प्राप्तियाँ 1,927 करोड़ रुपए रहीं ।
- घरेलू निधियों के प्रबंधन के अंतर्गत कुल निवल परिसंपत्तियाँ 5,340 करोड़ रुपए रहीं ।
- इस परिसंपत्ति प्रबंधन कंपनी ने 10.09 करोड़ रुपए का कर पश्चात निवल लाभ सूचित किया और 10% का लाभांश घोषित किया।

ङ.9.एसबीआइ फैक्टर्स एंड कमर्शल सर्विसेज प्रा.लि. (एसबीआइफैक्टर्स)

- व्यवसाय आवर्त 731.64 करोड़ रुपए, पूर्व भुगतान बकाया 148.80 करोड़ रुपए तथा कर पूर्व लाभ और प्रावधान 8.25 करोड़ रुपए ।
- बिना आश्रय आढ़त, क्रय बिल आढ़त एवं साख-पत्र के अधीन मीयादी बिल आढ़त जैसे विभिन्न उत्पादों को ग्राहकों ने बहुत पसंद किया ।
- चार वर्ष के अंतराल के बाद 5% लाभांश घोषित ।

तालिका 7 : भारतीय स्टेट बैंक और उसके सहयोगी तथा देशी अनुषंगियाँ/संयुक्त उद्यम

(मार्च 2004 के अंत में)

(राशि करोड़ रुपए में)

बैंक	शाखाएं*	जमाराशियाँ	ऋण	निवेश	कुल परिसंपत्तियां	परिचालन लाभ	निवल लाभ
भारतीय स्टेट बैंक	9,039	3,18,619	1,57,934	1,85,676	4,07,815	9,553	3,681
सहयोगी बैंक	4,599	1,14,272	62,582	62,097	1,41,441	4,810	1,938
अनुषंगियाँ/संयुक्त उद्यम							
1) बैंकिंग @	2	373	121	143	489	26	18
2) गैर बैंकिंग					3,939	444	266
योग	13,640	4,33,264	2,20,637	2,47,916	5,53,684	14,833#	5,903#

* भारत स्थित शाखाएं @ एसबीआइसीआइ

अल्पांश ब्याज तथा अन्य समेकन समायोजनों के लिए समायोजन करने से पूर्व

given individually to RBI for the financial year 2003-04.

- The combined entity posted a post-tax profit of Rs.174.09 crore (PBT at Rs.276.59 crore) for the year 2003-04.

E.6. SBI Cards & Payments Services Pvt. Ltd. (SBICPSL)

- Launch of SBI Delhi, SBI Hyderabad and SBI Bangalore city affinity cards.
- Launch of "Flexipay", an instalment loan programme.
- Market leadership in VISA petrol spends in India.
- Launch of e-bill payment of SBI Credit Card for SBI account holders.
- Launch of Elite card which is offered by invitation only.
- Ten per cent maiden dividend declared.

E.7. SBI Life Insurance Company Ltd. (SBI Life)

- Covered nearly 14 lakh lives. Emerged as the top private insurer in terms of number of lives covered with a market share of about 14%.
- Very encouraging performance under selling of insurance through bancassurance channel with 48% of the premium being received through this channel.
- The business through agency channel also increased considerably.
- Introduced several novel and innovative products during the year. Received international and national appreciation and awards for its products, marketing and advertisement campaigns.

E.8. SBI Funds Management Pvt. Ltd. (SBIFMPL)

- Reported a total inflow of Rs.12,450 crore in the open-ended funds. Total redemption amounted to Rs.10,523 crore, leaving a net inflow of Rs.1,927 crore.
- Total net assets of domestic funds under management at Rs.5,340 crore.
- The asset management company reported a net profit of Rs.10.09 crore after tax and declared a dividend of 10%.

E.9. SBI Factors and Commercial Services Pvt. Ltd. (SBIFACTORS)

- Business turnover of Rs.731.64 crore, prepayment outstandings at Rs.148.80 crore, and profit before tax and provisions at Rs.8.25 crore.
- Product variants like Without Recourse Factoring, Purchase Bill Factoring and Factoring of Usance Bills under LC, etc., well received by the clients.
- Declared a dividend of 5% after a gap of four years.

Table 7: SBI and its Associates and Domestic Subsidiaries/JVs
(As at end-March 2004)

(Amount in Rs. crore)

Banks	Branches*	Deposits	Loans	Investments	Total Assets	Operating Profit	Net Profit
SBI	9,039	3,18,619	1,57,934	1,85,676	4,07,815	9,553	3,681
Associate Banks	4,599	1,14,272	62,582	62,097	1,41,441	4,810	1,938
Subsidiaries/JVs							
1) Banking@	2	373	121	143	489	26	18
2) Non-Banking					3,939	444	266
Total	13,640	4,33,264	2,20,637	2,47,916	5,53,684	14,833#	5,903#

* Branches in India. @ SBICI.
# Before adjustment for minority interest and other consolidation adjustments.

तालिका 8: सहयोगियों एवं अनुषंगियों/संयुक्त उद्यमों द्वारा वर्ष 2003-04 हेतु संदत्त लाभांश

सहयोगी बैंक	लाभांश (करोड़ रुपए में)	दर (%)	अनुषंगियाँ/ संयुक्त उद्यम	लाभांश (करोड़ रुपए में)	दर (%)
स्टेट बैंक ऑफ			**देशी**		
बीकानेर एंड जयपुर	37.50	100	एसबीआइ कैप	37.50	75
हैदराबाद	51.75	300	एसबीआइडीएफएचआइ	49.71	30
इंदौर	17.16	100	एसबीआइ फंड्स	5.00	10
मैसूर	19.94	60	एसबीआइ फैक्टर्स	0.61	5
पटियाला	99.00	400	एसबीआइ कार्ड्स	6.00	10
सौराष्ट्र	31.40	10*	**विदेशी**		
त्रावणकोर	28.13	75	एसबीआइएमएल	4.49	10
			बीओबीएच	0.50	25
			एनएसबीएल	0.97	8

* भारतीय रिज़र्व बैंक के अनुमोदन के अधीन, जो स्टेट बैंक ऑफ सौराष्ट्र द्वारा मांगा गया है ।

तालिका 9 : मार्च 2004 के अंत में सहयोगी बैंकों के निष्पादन की विशेषताएँ

(राशि करोड़ रुपए में)

बैंक का नाम	पूंजी में एसबीआइ का अंश (%)	जमाराशियाँ	अग्रिम	परिचालन लाभ	निवल लाभ
स्टेट बैंक ऑफ					
बीकानेर एंड जयपुर	75	15,642	8,597	681.35	301.52
हैदराबाद	100	24,258	11,814	1,014.21	381.20
इंदौर	98.05	10,419	6,406	532.24	226.26
मैसूर	92.33	11,084	6,307	424.92	176.38
पटियाला	100	22,473	13,086	1,003.75	430.36
सौराष्ट्र	100	10,675	5,240	452.76	177.39
त्रावणकोर	75	19,721	11,132	700.83	244.60
सभी 7 बैंक		1,14,272	62,582	4,810.06	1,937.71

बैंक का नाम	परिसंपत्तियों पर प्रतिलाभ (%)	ईक्विटी पर प्रतिलाभ (%)	निवल अनर्जक परिसंपत्तियाँ (%)	सीआरएआर (%)
स्टेट बैंक ऑफ				
बीकानेर एंड जयपुर	1.57	26.25	1.24	12.93
हैदराबाद	1.34	24.22	0.65	14.29
इंदौर	1.85	28.63	शून्य	12.39
मैसूर	1.40	30.31	2.96	11.53
पटियाला	1.79	24.86	शून्य	13.56
सौराष्ट्र	1.50	23.12	शून्य	14.53
त्रावणकोर	1.14	26.44	1.39	11.36
सभी 7 बैंक	1.49	25.77	0.84	13.03

ङ.10. क्रेडिट इंफर्मेशन ब्यूरो (इंडिया) लि. (सिबिल)

- एचडीएफसी, डून एंड ब्रैडस्ट्रीट इंफर्मेशन सर्विसेस इंडिया प्राइवेट लि. तथा ट्रांस यूनियन इंटरनेशनल इनकारपोरेटेड के साथ मिलकर भारतीय स्टेट बैंक ने संयुक्त रूप से सिबिल की स्थापना की, ताकि वह ऋण खातों के बारे में जानकारी देने के लिए केंद्रीय डाटाबैस के रूप में सेवा दे सके ।
- 87 ऋण प्रदाता सिबिल के सदस्य हैं । भारत में वितरित ऋणों का बड़ा अंश इन्हीं का है ।

Table 8: Dividends paid by the Associates & Subsidiaries/Joint Ventures for 2003-04

Associate Banks	Dividend (Rs. crore)	Rate (%)	Subsidiaries/ Joint Ventures	Dividend (Rs. crore)	Rate (%)
State Bank of			**Domestic**		
Bikaner & Jaipur	37.50	100	SBICAP	37.50	75
Hyderabad	51.75	300	SBIDFHI	49.71	30
Indore	17.16	100	SBI Funds	5.00	10
Mysore	19.94	60	SBI Factors	0.61	5
Patiala	99.00	400	SBI Cards	6.00	10
Saurashtra	31.40	10*	**Foreign**		
Travancore	28.13	75	SBIML	4.49	10
			BoBh	0.50	25
			NSBL	0.97	8

* Subject to RBI approval which has been sought by SBS.

Table 9: Performance Highlights of the Associate Banks as at March-end 2004

(Amount in Rs. crore)

Name of the Bank	SBI's Share in the Capital (%)	Deposits	Advances	Operating Profit	Net Profit
State Bank of					
Bikaner & Jaipur	75	15,642	8,597	681.35	301.52
Hyderabad	100	24,258	11,814	1,014.21	381.20
Indore	98.05	10,419	6,406	532.24	226.26
Mysore	92.33	11,084	6,307	424.92	176.38
Patiala	100	22,473	13,086	1,003.75	430.36
Saurashtra	100	10,675	5,240	452.76	177.39
Travancore	75	19,721	11,132	700.83	244.60
All 7 Banks		1,14,272	62,582	4,810.06	1,937.71

Name of the Bank	Return on Average Assets (%)	Return on Equity (%)	Net NPA (%)	CRAR (%)
State Bank of				
Bikaner & Jaipur	1.57	26.25	1.24	12.93
Hyderabad	1.34	24.22	0.65	14.29
Indore	1.85	28.63	Nil	12.39
Mysore	1.40	30.31	2.96	11.53
Patiala	1.79	24.86	Nil	13.56
Saurashtra	1.50	23.12	Nil	14.53
Travancore	1.14	26.44	1.39	11.36
All 7 Banks	1.49	25.77	0.84	13.03

E.10.Credit Information Bureau (India) Ltd. (CIBIL)

- CIBIL has been established by SBI jointly with HDFC, Dun & Bradstreet Information Services India Private Ltd., and Trans Union International Inc., to serve as a central database for information on borrower accounts.
- CIBIL has a membership of 87 credit grantors which covers a major portion of the credit dispensed in India.

- सिबिल इस समय 1 करोड़ रुपए तथा उससे अधिक के वाद दाखिल खातों तथा जानबूझकर चूक करने वाले 25 लाख रुपए तथा अधिक के वाद दाखिल खातों की जानकारी अपनी वेबसाइट पर प्रकाशित करता है ।

ङ.11. एसेट रिकंस्ट्रक्शन कंपनी (इंडिया) लि. (एआरसीआइएल)

- वित्तीय परिसंपत्तियों का प्रतिभूतिकरण और पुनर्गठन तथा प्रतिभूति हित प्रवर्तन अधिनियम 2002 के अधीन गठित पहली एसेट रिकंस्ट्रक्शन कंपनी।
- यह एसबीआइ, आइडीबीआइ, आइसीआइसीआइ बैंक, एचडीएफसी, एचडीएफसी बैंक, साउथ इंडियन बैंक, फैडरल बैंक तथा आइडीबीआइ बैंक द्वारा संयुक्त रूप से प्रवर्तित है।

ङ.12. क्षेत्रीय ग्रामीण बैंक

ङ.12.1. बैंक ने 16 राज्यों के 102 जिलों में 30 क्षेत्रीय ग्रामीण बैंक प्रायोजित किए हैं । इनके नेटवर्क में 2,350 शाखाएँ हैं। प्रायोजित क्षेत्रीय ग्रामीण बैंकों की मार्च 2004 के अंत में कुल जमाराशियाँ 7,813.78 करोड़ रुपए तथा अग्रिम 3,401.90 करोड़ रुपए रहे । 31 मार्च 2004 को समाप्त वित्तीय वर्ष के दौरान उससे पूर्व के वर्ष की तरह ही बैंक के 18 क्षेत्रीय ग्रामीण बैंकों ने लाभ कमाया। वित्तीय पुनर्गठन के लिए बैंक ने मार्च 2004 तक 29 क्षेत्रीय ग्रामीण बैंकों के पुन: पूंजीकरण हेतु 134.97 करोड़ रुपए का अंशदान किया । एसबीआइ लाइफ के बीमा उत्पादों के विपणन में क्षेत्रीय ग्रामीण बैंकों की सक्रिय सहभागिता रही । एसबीआइ लाइफ की समूह योजना के अंतर्गत, 1,93,685 ग्राहकों का कुल 1,001.10 करोड़ रुपए का बीमा करवाया गया, जिससे 5.86 करोड़ रुपए की प्रीमियम प्राप्त हुई।

छ. अनर्जक परिसंपत्ति (एनपीए) प्रबंधन

च.1. अनर्जक परिसंपत्ति प्रबंधन उन क्षेत्रों में से एक है, जिन पर बैंक का ध्यान केंद्रित है । वैश्विक निर्देश-चिह्न तक पहुँचना इसका लक्ष्य है। इस लक्ष्य की प्राप्ति के लिए बैंक ने निम्नलिखित पर ध्यान केंद्रित किया है :

- भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार विशेष उल्लेख खातों का चयन कर उन पर निगरानी तथा त्वरित समीक्षा और द्रुत सुधारात्मक कार्रवाई से मानक परिसंपत्तियों के एनपीए श्रेणी में जाने पर रोक ।
- भारतीय रिज़र्व बैंक द्वारा विकसित कंपनी ऋण पुनर्गठन योजना और एनपीए नियंत्रण हेतु बैंक की अपनी योजना दोनों ही के अंतर्गत अवरुद्ध मानक खातों और व्यवहार्य अनर्जक परिसंपत्तियों का पुनर्गठन ।
- संपूर्ण बैंक स्तर पर परिसंपत्तियों का कोटि उन्नयन ।
- उच्च मूल्य खाते एवं बीआइएफआर मामले, विशेषकर संदिग्ध और हानिप्रद वर्ग के, 9 विशेष पुनर्वास और वसूली शाखाओं के माध्यम से ।

च.2. बैंक ने वर्ष के दौरान अच्छा निष्पादन दर्शाया । सकल एवं निवल अनर्जक परिसंपत्ति अनुपात 31 मार्च 2003 के 9.34% और 4.5% से कम होकर 31 मार्च 2004 को क्रमश: 7.75% एवं 3.48% रह गए।

च.3. 31 मार्च 2004 को 1,617 करोड़ रुपए की नकद वसूली की गई, 958 करोड़ रुपए की अनर्जक परिसंपत्तियों का मानक परिसंपत्तियों के रूप में कोटि उन्नयन किया गया तथा 3,974 करोड़ रुपए के अशोध्य ऋणों को बट्टे खाते में डाला गया । मार्च 2004 के अंत तक अनर्जक परिसंपत्तियों में कुल 6,549 करोड़ रुपए की कमी आई परंतु 5,721 करोड़ रुपए की नई अनर्जक परिसंपत्तियों के कारण कुल कमी प्रभावित हुई ।

च.4. 31 मार्च 2004 तक बैंक की 6,749 करोड़ रुपए की कुल ऋण जोखिम के 83 मामले सीडीआर योजना के अंतर्गत पुनर्गठन हेतु संदर्भित किए गए । इनमें से 4,895 करोड़ रुपए की ऋण जोखिमवाले 51 मामलों का अनुमोदन किया गया तथा 1,221 करोड़ रुपए की ऋण जोखिमवाले 20 मामले प्रक्रियाधीन थे ।

च.5. बैंक ने वित्तीय परिसंपत्तियों का प्रतिभूतिकरण और पुनर्गठन तथा प्रतिभूति हित प्रवर्तन अधिनियम 2002 के अंतर्गत 12,553 चूककर्ता ऋणियों को, जिनसे 5,114 करोड़ रुपए की राशि बकाया है, नोटिस जारी किए तथा 381 मामलों में परिसंपत्तियाँ जब्त की । इन नोटिसों के परिणामस्वरूप, 130 करोड़ रुपए की राशि वसूल हुई और बकाया राशियों के एकबारगी निपटान के रूप में 348 करोड़ रुपए के प्रस्ताव प्राप्त हुए ।

च.6. बैंक ने 10 करोड़ रुपए मूल्य तक की अनर्जक परिसंपत्तियों के निपटान के संबंध में भारतीय रिज़र्व बैंक द्वारा जारी दिशा-निर्देशों को दृढ़तापूर्वक कार्यान्वित किया । योजना के अंतर्गत 469 करोड़ रुपए के कुल 63,232 मामलों के निपटान में 45,905 खातों से कुल 245 करोड़ रुपए की वसूली की गई ।

- CIBIL, at present, publishes on its website lists of suit-filed accounts of Rs.1 crore and above and suit-filed accounts (willful defaulters) of Rs.25 lakh and more.

E.11.Asset Reconstruction Company (India) Ltd. (ARCIL)

- The first Asset Reconstruction Company to be set up under the SARFAESI Act, 2002.
- Jointly promoted by SBI, IDBI, ICICI Bank, HDFC, HDFC Bank, South Indian Bank, Federal Bank and IDBI Bank.

E.12. Regional Rural Banks

E.12.1. The Bank has sponsored 30 RRBs spread over 102 districts in 16 States with a network of 2,350 branches. The aggregate deposits and advances of the sponsored RRBs stood at Rs.7,813.78 crore and Rs.3,401.90 crore respectively (end-March 2004). During the financial year ended March 2004, 18 of the Bank's RRBs made profit, same as in the previous year. The Bank had, up to March 2004, contributed Rs.134.97 crore for recapitalization of the 29 RRBs taken up for financial restructuring. The RRBs actively participated in marketing of SBI Life's insurance products. In SBI Life's Group Scheme, 1,93,685 clients were covered with sum assured aggregating Rs.1001.10 crore with premia aggregating Rs.5.86 crore.

F. NPA Management

F.1. Management of Non-Performing Assets has been one of the focus areas of the Bank with the objective being to achieve the global benchmarks. Towards this goal, the Bank has focused on

- Identification and monitoring of Special Mention Accounts as per the RBI guidelines in order to check the slippages of standard assets to NPA category by making prompt review and taking quick corrective action.
- Restructuring of impaired standard accounts as well as of viable non-performing assets, both under the CDR scheme evolved by RBI as well as under the Bank's own scheme, for containing NPAs.
- Upgradation of assets at the whole bank level.
- High-value accounts and BIFR cases, especially in doubtful and loss categories through the 9 specialised Rehabilitation and Recovery Branches

F.2. The Bank has performed well during the year by bringing the gross NPA and net NPA ratios down from 9.34% and 4.5% respectively as on March 31, 2003 to 7.75% and 3.48% respectively as on the 31st March 2004.

F.3. Cash recoveries of Rs.1,617 crore, upgradation of NPAs to standard assets of Rs.958 crore and write-off of bad debts worth Rs.3,974 crore were achieved as on March 31, 2004. The gross reduction till the end of March 2004 was Rs.6,549 crore, but the overall reduction was affected by fresh slippages of Rs.5,721 crore.

F.4. Till March 31, 2004, 83 cases were referred for restructuring under the CDR Scheme, in which the Bank had an aggregate exposure of Rs.6,749 crore. Out of these cases, 51 cases with an exposure of Rs.4,895 crore were approved and 20 cases with an exposure of Rs.1,221 crore were under process.

F.5. The Bank issued notices under the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 to 12,553 defaulting borrowers, involving dues of Rs.5,114 crore and seized assets in respect of 381 cases. The Bank recovered an amount of Rs.130 crore and received offers for Rs.348 crore under one-time settlement of the dues.

F.6. The Bank aggressively implemented the guidelines issued by RBI in respect of settlement of NPAs up to Rs.10 crore. Recoveries aggregating Rs.245 crore were effected in 45,905 accounts under the scheme, out of the total settlement of 63,232 cases, involving an amount of Rs.469 crore.

च.7. बैंक मार्च 2004 तक एसेट रिकंस्ट्रक्शन कंपनी (इंडिया) लिमिटेड (एआरसीआइएल) को 570.35 करोड़ रुपए मूल्य की वित्तीय परिसंपत्तियों का सफलतापूर्वक विक्रय कर पाया, जिससे 191.21 करोड़ रुपए की अनर्जक परिसंपत्तियाँ कम हो गई तथा 379.14 करोड़ रुपए की अनर्जक परिसंपत्तियाँ वसूली अधीन ऋण खाते से प्रत्यावर्तित हुईं।

च.8. 5 करोड़ रुपए तथा उससे अधिक मूल्य की अनर्जक परिसंपत्तियों की समीक्षा कारपोरेट केंद्र में उच्च स्तरीय अनर्जक परिसंपत्ति कार्यदल द्वारा की जाती है तथा 1 करोड़ रुपए तथा उससे अधिक मूल्य की अनर्जक परिसंपत्तियों की समीक्षा स्थानीय प्रधान कार्यालयों में मंडल प्रबंधन समितियों द्वारा नियमित अंतराल पर की जाती है । बैंक की अनर्जक परिसंपत्ति संबंधी स्थिति की समीक्षा बैंक की केंद्रीय प्रबंधन समिति द्वारा भी मासिक अंतराल पर की जाती है ।

छ. सूचना प्रौद्योगिकी

छ.1. बैंक एक आक्रामक सूचना प्रौद्योगिकी नीति का अनुपालन कर रहा है, ताकि आंतरिक परिचालन में दक्षता प्राप्त करने तथा ग्राहक एवं बाजार- अपेक्षाएँ पूरी करने जैसे लक्ष्य प्राप्त किए जा सकें । इस कार्यनीति को आगे बढ़ाने के लिए कई सूचना प्रौद्योगिकी परियोजनाएँ शुरू की गई हैं, जिनमें आधुनिक दैनंदिन बैंकिंग के विभिन्न पहलू शामिल हैं ।

i) **यूनिवर्सल कंप्यूटरीकरण परियोजना :** यूनिवर्सल कंप्यूटरीकरण परियोजना (यूसीपी) के अंतर्गत मई 2003 से जनवरी 2004 के दौरान शेष 7,526 शाखाओं के कंप्यूटरीकरण के साथ एसबीआइ समूह की सभी शाखाएँ लैन आधारित बैंकमास्टर सॉफ्टवेयर द्वारा कंप्यूटरीकृत की गई। 24 जनवरी 2004 को बैंक की प्रत्येक शाखा, यहाँ तक कि सुदूर ग्रामीण क्षेत्रों की और साथ ही 7 सहयोगी बैंकों की शाखाएँ भी कंप्यूटरीकृत हो गईं ।

ii) **एटीएम परियोजना :** बैंकिंग संबंधी आदतों में परिवर्तन लाने का आज एटीएम अत्यंत गतिशील रिटेल माध्यम है और ग्राहकों तथा स्टाफ में समान रूप से लोकप्रिय है । वर्ष 2003-04 की महत्वपूर्ण घटनाएँ निम्नानुसार हैं :

- बैंक ने वित्तीय वर्ष 2003-04 में 2,247 एटीएम लगाए, जिससे इनकी कुल संख्या 3,814 हो गई । ये 1,152 केंद्रों में हैं । सभी स्टैंड एलोन एटीएम को नेटवर्क प्लैटफार्म पर लाया गया है ।
- स्टेट बैंक समूह के बैंकों के बीच एकल एटीएम नेटवर्क का सृजन ।
- कार्यनीति में परिवर्तन, संवर्धित विपणन एवं ग्राहक/ प्रयोक्ता शिक्षा द्वारा एटीएम परियोजना को सुदृढ़ किया गया है ।
- इस समय एटीएम कार्ड की संख्या 5.8 मिलियन है । एटीएम कार्ड जारी करने हेतु लगने वाले समय में कमी आई है। अब यह 7 से 10 दिन में मिल जाता है ।
- एटीएम नेटवर्क शेयर करने हेतु बैंक ने एचडीएफसी बैंक तथा यूटीआइ बैंक जैसे अन्य बैंकों के साथ द्विपक्षीय गठजोड़ किए हैं।
- एसबीआइ कार्डधारकों को एटीएम से नकद राशि प्राप्त करने की सुविधा ।
- एटीएम के जरिए मूल्यवर्धित सेवाएँ, जैसे एसबीआइ लाइफ पॉलिसी की प्रीमियम, एसबीआइ क्रेडिट कार्ड संबंधी भुगतान तथा कतिपय विद्यालयों एवं महाविद्यालयों के शुल्क का भुगतान और मोबाइल टॉपिंग संभव हो गया है ।
- मुंबई के छत्रपति शिवाजी टर्मिनस स्टेशन पर सीज़न टिकट की ऑन-लाइन बुकिंग ।
- समूह के एटीएम नेटवर्क को कार्ड सहयोगियों-वीज़ा और मास्टर कार्ड दोनों के लिए भी खोल दिया गया है।

iii) **कोर-बैंकिंग परियोजना :** बैंक ऑनलाइन रिअल टाइम लेनदेन प्रोसेसिंग की क्षमता से युक्त अति आधुनिक कोर-बैंकिंग समाधान के साथ केंद्रीकृत डाटाबैस की ओर बढ़ रहा है। अगस्त 2003 में पहली शाखा में प्रायोगिक तौर पर शुरू करने के बाद मार्च 2004 तक 40 और शाखाओं में इस परियोजना को कार्यान्वित किया गया है । केंद्रीकृत प्रोसेसिंग के जरिए कुशलतापूर्वक लेनदेन के साथ-साथ नए एवं नवोन्मेषी उत्पादों के सृजन हेतु कोर बैंकिंग सॉल्यूशन का उपयोग करने से बैंक अपने ग्राहकों को मूल्ययोजित सेवाएँ प्रदान कर सकेगा ।

iv) **व्यापार वित्त परियोजना :** बैंक ने समग्र व्यापार वित्त समाधान के रूप में 'एक्ज़िम बिल्स' सॉफ्टवेयर का चयन कर उसे बैंक के परिचालनों के अनुकूल बनाया है, जिससे बैंक केंद्रीय डाटाबैस

F.7. The Bank could successfully sell 76 financial assets worth Rs.570.35 crore to Asset Reconstruction Company India Ltd. (ARCIL) till March 2004, thereby reducing NPAs by Rs.191.21 crore and recording reversal of Assets Under Collection Account (AUCA) to the tune of Rs.379.14 crore.

F.8. NPAs of Rs.5 crore and above are reviewed at regular intervals by the High Level NPA Task Force at the Corporate Centre and NPAs of Rs.1 crore and above are subjected to review by the Circle Management Committees at the LHOs. The NPA position of the Bank is also reviewed by the Central Management Committee of the Bank at monthly intervals.

G. Information Technology

G.1. The Bank is pursuing an aggressive IT policy with the objectives of achieving efficiency in internal operations and of meeting customer and market expectations. To carry this strategy forward, several IT projects, encompassing various facets of modern day banking have been launched.

i) **Universal Computerization Project:** Computerization of all the branches of the SBI Group under Universal Computerization Project (UCP) on the LAN based Bankmaster software was completed with the computerization of the remaining 7,526 branches during May 2003 to January 2004. As on the 24th January 2004, every single branch, even those in the remotest rural areas, of the Bank including those of the 7 Associate Banks, stood computerized.

ii) **ATM Project:** ATMs are the most dynamic retail channel today in terms of the transformation they are bringing about in banking habits and their popularity with customers and branch staff alike. The significant events during the year 2003-04 are as under:

- The SBI Group has installed 2,247 ATMs during the financial year 2003-04, taking the aggregate number to 3,814 ATMs covering 1,152 centres. All stand-alone ATMs have moved to the networked platform.
- Creation of a single ATM network across banks of the State Bank Group.
- The ATM project has been strengthened through change in strategy, improved marketing and customer / user education.
- The current ATM card base stands at 5.8 million. The turnaround time for ATM cards issue has been brought down to 7 to 10 days.
- The Bank has entered into bilateral tie-ups with other banks like HDFC Bank and UTI Bank for sharing of ATM networks.
- ATMs as cash points for SBI Cardholders.
- Value-added facilities such as payment of premium on SBI Life policies, payments on account of SBI Credit Cards and fees of certain schools and colleges and mobile topping up have been enabled through ATMs.
- On-line booking of Railway season ticketing provided through ATM at CST station, Mumbai.
- The Group's network of ATMs has also been opened to card Associations – both VISA and MASTERCARD.

iii) **Core Banking Project:** The Bank is moving towards a centralized database with a state-of-the-art core banking solution with capability for on-line real-time transaction processing. After the first pilot branch went live in August 2003, 40 more branches have gone live upto March 2004. The utilization of core banking solution to create new and innovative products coupled with efficient transaction handling through centralized processing will help the Bank in delivering value-added services to customers.

iv) **Trade Finance Project:** The Bank has identified an integrated trade finance solution, the 'Exim Bills' software, which has been customized for Bank's operations, will allow the Bank to transact its foreign as well as inland trade finance and bills business also on the same central database.

पर ही विदेशी एवं देशी व्यापार वित्त तथा बिल व्यवसाय भी कर सकेगा । इस समय प्रयुक्त सॉफ्टवेयर की तुलना में नए सॉफ्टवेयर के उपयोग से प्रक्रिया-क्षमता में भारी वृद्धि होगी, परिचालन लागत कम होगी तथा प्रबंधन सूचना प्रणाली को समय पर सही सहयोग मिल सकेगा । अगस्त 2003 में प्रायोगिक परियोजना शुरू होने के बाद मार्च 2004 तक 94 बड़ी एवं व्यापार वित्त शाखाओं में इस सॉफ्टवेयर को लगाया गया । बैंक ने व्यापार वित्त सॉफ्टवेयर के लिए इंटरनेट एक्सेस मॉड्यूल प्राप्त कर लिया है, जिससे वाणिज्यिक ग्राहकों को इंटरनेट के माध्यम से सीधे अपने कार्यालय से विभिन्न लेनदेनों के लिए अनुरोध करने में सुविधा होगी ।

v) इंटरनेट बैंकिंग : यह चैनल रिटेल एवं कारपोरेट दोनों के उपयोग के लिए एक बहुत ही व्यापक उत्पाद है । इसने रिअल टाइम लेनदेन संसाधन क्षमता अर्जित कर ली है तथा यह युटिलिटि बिल भुगतान, भारतीय प्रौद्योगिकी संस्थान आवेदन धन प्राप्तियाँ, रेल्वे टिकट बुकिंग, क्रेडिट कार्ड भुगतान, बीमा प्रीमियम भुगतान आदि क्षेत्रों में बैंक की व्यवसायिक पहलों के लिए सहायता प्रदान कर रहा है । ग्राहकों की मांग पूरी करने के लिए नियमित रूप से और अधिक उत्पादों को जोड़ा जा रहा है । कारपोरेट इंटरनेट बैंकिंग द्वारा बड़े कारपोरेटों के लिए उपयुक्त उत्पाद उपलब्ध कराए जा रहे हैं । 31 मार्च 2004 को 300 केंद्रो में 1,110 शाखाएँ इंटरनेट बैंकिंग सेवा प्रदान कर रही थीं । अब तक यह सुविधा रिटेल खंड के 2,45,000 ग्राहकों तथा कारपोरेट खंड के 7,800 ग्राहकों को दी गई है। कार्डधारकों के लिए एटीएम के माध्यम से इंटरनेट बैंकिंग खाते खोलने की व्यवस्था प्रारंभ की गई ।

vi) एसबीआइ कनेक्ट : एसबीआइ कनेक्ट वाइड एरिया नेटवर्क (वैन) और महत्वपूर्ण आधारभूत प्लेटफार्म है, जिससे शाखाओं के बीच रिअल टाइम लेनदेन करना संभव होगा । कोर बैंकिंग, एटीएम तथा इंटरनेट बैंकिंग जैसे महत्वपूर्ण अनुप्रयोग सफलतापूर्वक कार्य हेतु वैन पर निर्भर हैं । 31 मार्च 2004 तक 300 से भी अधिक केंद्रों में एसबीआइ समूह के 4,215 कार्यालयों (एसबीआइ के 2,619 एवं सहयोगी बैंकों के 1,596 कार्यालय) को एसबीआइ कनेक्ट नेटवर्क के माध्यम से जोड़ा गया ।

vii) अन्य परियोजनाएँ :

- बैंक की टेलीबैंकिंग सेवा से कुछ चयनित बैंक-कार्य किए जा सकते हैं, जैसे बैंक के उत्पादों, विदेशी मुद्रा दरों के बारे में पूछताछ, ड्राफ्ट अथवा चेक बुक जारी कर उसे ग्राहक के घर सुपुर्द करना, फैक्स द्वारा खाता-विवरण आदि।
- बैंक की वेबसाइट पर एसबीआइ होमपेज, जो कई प्रकार की सूचनाएँ देता है, अब हिंदी में भी उपलब्ध है ।
- एसबीआइ समूह की 10,000 से भी अधिक शाखाओं में एकल खिड़की सेवा शुरू किए जाने से ग्राहक अपने लेनदेन सुविधापूर्वक पूर्ण कर रहे हैं । अपनी सभी शाखाओं में एकल खिड़की शुरू करने का बैंक का लक्ष्य है ।
- सरकार और अपने ग्राहकों की सुविधा तथा सरकारी व्यवसाय के लिए बढ़ती प्रतिस्पर्धा का मुकाबला करने के लिए टी+1 आधार पर कारपोरेट कर वसूल करने तथा उसे भारतीय रिज़र्व बैंक, नागपुर को भेजने के लिए ऑनलाइन-कर-लेखांकन-साफ्टवेयर शुरू करने के मामले में बैंक अग्रणी रहा । मार्च 2004 की समाप्ति तक 3,466 शाखाओं में ऑनलाइन कर-लेखांकन साफ्टवेयर लगाया गया । सरकारी लेनदेन पूरा करने हेतु बैंक की शाखाओं में आनेवाले ग्राहकों को मूल्ययोजित एवं सुविधाजनक सेवाएँ प्रदान करने के उपाय के रूप में एकल खिड़की सेवा 2,800 से अधिक शाखाओं में दी जा चुकी है ।
- ग्राहकों की सुविधा के लिए भारतीय स्टेट बैंक ने अपने सभी 14 स्थानीय प्रधान कार्यालयों में शुल्कमुक्त हेल्पलाइन स्थापित की है।

	विविध परिचालन
ज	आंतरिक नियंत्रण
झ	प्रति-विक्रय
ञ	प्रबंधन सूचना प्रणाली
ट	संबद्ध कार्यकलाप

Compared to the software currently in use, the new software brings in a quantum jump in process efficiency, reduced operating costs, and accurate and timely MIS support. After the pilot project in August 2003, it has been rolled out to 94 large and trade finance intensive branches up to March 2004. The Bank has acquired the Internet access module for the trade finance software which will enable commercial customers to put in requests for various transactions directly from their offices through Internet.

v) **Internet Banking:** The channel is an extremely comprehensive product for both retail and corporate use. It has acquired real-time transaction processing capability and has been supporting the business initiatives of the Bank in the areas of utility bill payments, IIT application money receipts, railway ticket bookings, credit card payments, insurance premium payments, etc. More products are added regularly to meet customer demand. Corporate Internet banking provides customised products to large corporates. As on the 31st March 2004, 1,110 branches provided Internet banking service covering over 300 centres. The facility has so far reached 2,45,000 customers under retail segment and 7,800 customers under the corporate segment. Request for opening of Internet Banking Accounts through ATMs has been operationalized for card holders.

vi) **SBI Connect:** SBI Connect, a wide area network (WAN) and a crucial infrastructure platform, will make real-time transactions between branches possible. Critical applications such as core banking, ATM and Internet banking depend on the WAN for successful functioning. As at March 31, 2004, 4,215 offices of the SBI Group (2,619 offices of SBI and 1,596 offices of Associate Banks) covering over 300 centres were connected through SBI Connect network.

vii) **Other Projects:**

- The Bank's telebanking service provides certain selected banking activities like enquiry on the Bank's products, foreign exchange rates, issue of draft or cheque book and delivery thereof at the customer's residence, statement of account by fax, etc.
- SBI Homepage, the Bank's website, provides a wide range of information and is also now available in Hindi.
- Introduction of single window services at more than 10,000 branches across the SBI Group has enabled customers to conduct their transactions efficiently. The Bank is aiming at introducing single window at all its branches.
- The Bank pioneered in introducing Online Tax Accounting Software (OLTAS) for collection and transmission of corporate tax collection data to RBI, Nagpur, on T+1 basis for the convenience of the Government, its customers and to counter the growing competition for Government business. As at end-March 2004, 3,466 branches were OLTAS-enabled. As a measure of providing value-addition and convenience to the Bank's customers in the conduct of government transactions, Single Window Service for government transactions has been extended to over 2,800 branches.
- SBI has provided helplines at all its 14 LHOs with toll free numbers for customer facilitation.

	Miscellaneous Operations
H	Internal Controls
I	Cross-selling
J	Management Information System
K	Allied Activities

ज. आंतरिक नियंत्रण प्रणालियाँ तथा उनकी पर्याप्तता जोखिम और चिंताएँ

ज.1. जोखिम-प्रबंधन

ज.1.1. कारगर जोखिम प्रबंधन का लक्ष्य आवश्यक रूप से यह नहीं कि विभिन्न जोखिम न्यूनतम हो जाए, बल्कि जोखिम उठाते हुए लाभ अर्जित करना है । जोखिम लाभ का स्रोत है। परंतु यह आवश्यक है कि जोखिमों का पता लगाया जाए और उन्हें कम से कम किया जाए ।

ज.1.2. एक गतिशील परिवेश में, जोखिम सदैव परिवर्तित होते रहते हैं । बैंक में जोखिम प्रबंधन और समय-समय पर उत्पन्न होने वाले जोखिमों से समय रहते निपटने की अंतर्निहित संरचना मौजूद है । जोखिम-प्रबंधन की प्राथमिक ज़िम्मेदारी बैंक के केंद्रीय बोर्ड की है, जिसने विभिन्न जोखिम-प्रबंधन-उपायों से संबंधित नीतियाँ और संगठनात्मक संरचना अनुमोदित की है । समग्र जोखिम-प्रबंधन से संबंधित विषयों की जाँच और निर्णयन के लिए एक शीर्ष स्तरीय जोखिम-प्रबंधन समिति गठित की गई है ।

ज.1.3. बैंक भारतीय रिज़र्व बैंक द्वारा जारी दिशानिर्देश कार्यान्वित करता है और आवधिक प्रगति रिपोर्ट बैंक-बोर्ड को प्रस्तुत करता है । बैंक ने जोखिम आधारित पर्यवेक्षण की सुचारू व्यवस्था लागू करने के लिए आवश्यक उपाय शुरू किए हैं ।

ज.2. ऋण जोखिम-प्रबंधन

ज.2.1. बैंक ने जोखिम-नियंत्रण की सुस्पष्ट प्रणालियाँ स्थापित की हैं:

- विभिन्न प्रकार के ऋण-जोखिमों का सूचीकरण/श्रेणीकरण और ऋण-गुणवत्ता पर पड़ने वाले प्रभावों का निर्धारण ।
- न्यूनतम मानदंड स्तर निर्धारण/ऋण-गुणवत्ता ।
- ऋण जोखिम-प्रबंधन के निर्धारित उद्देश्यों की प्राप्ति के लिए ऋणों की आवधिक समीक्षा ।
- उद्देश्य-प्राप्ति के लिए नियंत्रण/निगरानी-तंत्र स्थापित करना ।
- ऋणों की सुदृढ़ स्थिति सुनिश्चित करने और रुग्णता रोकने के लिए जोखिम-आकलन के परिष्कृत विश्लेषणात्मक साधनों के लिए एक प्रणाली का विकास ।

ज.2.2. वर्ष के दौरान एक संशोधित ऋण जोखिम आकलन प्रणाली पूरे बैंक में लागू की गई, जिसमें वाणिज्यिक एवं संस्थात्मक, लघु उद्योग और कृषि खंडों से संबंधित सभी प्रकार के ऋणों के विस्तृत जोखिम-आकलन के लिए एक एकीकृत संरचना निर्धारित की गई है । बड़ी राशि के ऋण-प्रस्तावों के लिए पूर्व में प्रायोगिक आधार पर शुरू की गई केंद्रीकृत कार्रवाई की व्यवस्था को वर्ष के दौरान उच्च स्तर पर लागू किया गया, ताकि ऋण-अनुमोदन/संवितरण का कार्य शीघ्रता से संपन्न हो सके और ऋण-जोखिम के प्रबंधन में कुशलता आए।

ज.3. बाजार-जोखिम-प्रबंधन

ज.3.1. ईक्विटी और ब्याज-दर बाजारों, मुद्रा-विनिमय-दरों और उत्पाद कीमतों के घटने-बढ़ने के कारण लाभप्रदता या परिसंपत्ति का आर्थिक मूल्य प्रतिकूल रूप से प्रभावित होता है । बैंक द्वारा विकसित प्रतिरक्षा साधनों का सावधानीपूर्वक उपयोग करके जोखिम-बचाव द्वारा जोखिम कम से कम किया जाता है ।

ज.3.2. बैंक की परिसंपत्ति-देयता-प्रबंधन समिति (एएलसीओ) को बाजार जोखिम प्रबंधन का कार्य सौंपा गया है । इसके लिए परिसंपत्ति-देयता-प्रबंधन समिति परिसंपत्तियों और देयताओं की संरचना और ब्याज-दर घट-बढ़ का प्रबंधन और नियंत्रण करती है, ताकि अधिकतम लाभ प्राप्त किया जा सके । यह पूंजी-पर्याप्तता और समुचित चलनिधि भी सुनिश्चित करती है । वर्ष 2003-04 के दौरान, बाजार जोखिम-प्रबंधन क्षमताएँ बढ़ाने और प्रबंधन सूचना प्रणाली बेहतर बनाने के व्यापक प्रयास किए गए । बैंक ने जोखिम-प्रबंधन-प्रक्रिया सुदृढ़ बनाने के लिए परिसंपत्ति-देयता-प्रबंधन सॉफ्टवेयर समाधान का कार्यान्वयन शुरू किया ।

ज.3.3. राजकोष विभाग द्वारा राजकोषीय कारोबार से संबंधित बाजार जोखिमों की नियमित रूप से खोज, आकलन और निगरानी की जाती है। व्यापार, बैंक-ऑफिस और जोखिम नियंत्रण के लिए एक एकीकृत कंप्यूटरीकृत राजकोष जोखिम प्रबंधन प्रणाली के कार्यान्वयन का कार्य काफी आगे बढ़ चुका है ।

ज.4. परिचालन जोखिम प्रबंधन

ज.4.1.बैंक में परिचालन जोखिम प्रबंधन समिति परिचालन जोखिमों और अपेक्षित नियंत्रण-उपायों पर नजर रखती है । बैंक के केंद्रीय बोर्ड

H. Internal Control Systems and their Adequacy Risks and Concerns

H.1. Risk Management

H.1.1. The key to effective risk management is not necessarily to minimize the various risks but to earn profits by taking the risk. Risk is, therefore, a source of profit. But it is essential that the risks are identified and minimized.

H.1.2. In a dynamic environment, the risks are ever-changing. The Bank has an in-built architecture to manage its risks as also stay ahead of those risks that may arise from time to time. The primary responsibility for management of risks vests with the Central Board of the Bank which has approved the policies and organizational structure for various risk management measures. An apex level Risk Management Committee of the Board is in place to examine and decide upon the issues pertaining to integrated risk management.

H.1.3. The Bank implements the guidelines issued by the RBI and places periodical progress report before the Bank's Board and has initiated necessary steps for implementation of smooth switchover to risk-based supervision.

H.2. Credit Risk Management

H.2.1. The Bank has established clear systems to address this risk:

- Charting/ categorizing various types of loans and determining the implications in terms of quality of lending.
- Setting benchmark levels/ quality of exposures.
- Periodic review of the exposures for meeting the laid down credit risk management objectives.
- Devising control / monitoring mechanisms to achieve the objectives.
- Evolving a system of refined analytical tools to assess risk profiles for ensuring healthy portfolio and guarding against sickness.

H.2.2. During the year, a revised credit risk assessment system detailing a unified structure for all bands of C&I, SSI and agriculture segments was implemented across the whole Bank. Centralized processing of credit proposals of large value, which was earlier introduced on a pilot basis, was scaled up during the year with a view to expediting the credit approval/delivery process as also enabling efficient management of credit risk.

H.3. Market Risk Management

H.3.1. Movements in equity and interest rate markets, currency exchange rates and commodity prices have an adverse impact on the profitability or on the economic value of the asset. Careful hedging by using the sensitive tools developed by the Bank minimizes this risk.

H.3.2. The Asset Liability Management Committee (ALCO) of the Bank is entrusted with the task of market risk management. To this end, ALCO manages and controls the structure of assets and liabilities and interest rate sensitivity with a view to maximizing profits. It also ensures capital adequacy and sufficient liquidity. During 2003-04, significant efforts were made to improve the market risk management capabilities and fine-tune the management information system. The Bank has commenced implementation of the asset liability management software solution for strengthening the risk management process.

H.3.3. Market risks related to treasury operations are being regularly identified, measured, and monitored by Treasury Department. An integrated computerized treasury risk management system covering trading, back-office and risk control is under advanced stage of implementation.

H.4. Operational Risk Management

H.4.1. The Operational Risk Management Committee in the Bank oversees the operational risks and the requisite control measures. An Operational Risk Management Policy duly

द्वारा विधिवत अनुमोदित एक परिचालन जोखिम प्रबंधन नीति लागू की गई है ।

ज.5. देश संबंधी जोखिम और बैंक-ऋण

ज.5.1. कई विदेशी वाणिज्यिक बैंकों पर उपयुक्त बैंक ऋण-जोखिम सीमाएँ निर्धारित करके विवेकपूर्ण निवेश जोखिम प्रबंधन सुनिश्चित किया गया । विश्वभर में 187 देशों में 350 से अधिक बैंकों के लिए विभिन्न प्रकार की विवेकपूर्ण निर्यात ऋण-सीमाएँ स्थापित की गईं, ताकि बैंक के अंतर्राष्ट्रीय ऋणों की सुरक्षा सुनिश्चित की जा सके । साख पत्रों, बैंक गारंटियों, विदेशी मुद्रा और मुद्रा बाजार गतिविधियों के संचालन के लिए पर्याप्त प्रतिपक्ष बैंक ऋण-सीमाएँ स्थापित की गई हैं । देश संबंधी ऋण-सीमाओं की स्थापना के लिए भारतीय रिज़र्व बैंक के दिशानिर्देशों अनुसार एक संशोधित देश-संबंधित-जोखिम-मॉडल स्थापित किया गया है और पूरे बैंक के लिए समग्र देश संबंधी जोखिम का नियमित आधार पर मूल्यांकन किया जाता है ।

ज.6. आंतरिक नियंत्रण

ज.6.1. बैंक में अंतर्निहित आंतरिक नियंत्रण प्रणालियाँ मौजूद हैं और प्रत्येक स्तर पर सुस्पष्ट जिम्मेदारियाँ निर्धारित की गई हैं । बैंक में आंतरिक लेखा-परीक्षा की विभिन्न आवश्यकताओं के लिए 3 स्तरीय लेखा-परीक्षा अर्थात् निरीक्षण एवं लेखा-परीक्षा, ऋण लेखा-परीक्षा और प्रबंधन लेखा-परीक्षा भी की जाती है ।

ज.6.1.1. निरीक्षण एवं लेखा-परीक्षा

ज.6.1.1.1. निरीक्षण-प्रणाली कारपोरेट अभिशासन के एक महत्वपूर्ण घटक माने जाने वाले आंतरिक लेखा-परीक्षा-कार्य में सर्वोत्तम अंतर्राष्ट्रीय कार्य-प्रणालियाँ शुरू करने में महत्वपूर्ण भूमिका निभाती है । भारतीय रिज़र्व बैंक के निदेशानुसार जोखिम-आधारित पर्यवेक्षण के पूरक के रूप में बैंक की लेखा-परीक्षा प्रणाली में जोखिम केंद्रित आंतरिक लेखा-परीक्षा शुरू की गई है । सभी देशी शाखाओं को जोखिम-संभावना के आधार पर तीन समूहों में विभाजित किया गया है ।

- समूह I में उच्च ऋण जोखिम और आय वाली 402 शााखाएँ शामिल की गई हैं और इन्हें अब केंद्रीय लेखा-परीक्षा इकाई के लेखा-परीक्षा अधिकार-क्षेत्र में रखा गया है । उच्च ऋण-जोखिम वाली शाखाओं पर कारगर लेखा-परीक्षा नियंत्रण के लिए निरीक्षण एवं लेखा-परीक्षा विभाग में एक नई इकाई स्थापित की गई है ।
- समूह II जिसमें मध्यम जोखिम वाली 3,707 शाखाएँ शामिल की गई हैं और
- समूह III जिसमें न्यून जोखिम वाली 4,917 शाखाएँ शामिल की गई हैं, जो नौ आंचलिक निरीक्षण कार्यालयों के अधिकार क्षेत्र में बनी रहेंगी ।

जहाँ समूह I की शाखाओं की लेखा-परीक्षा अवधि घटाकर 12 मास कर दी गई है, कारपोरेट केंद्र लेखा-परीक्षा के दायरे में आने वाली समूह II और समूह III की शाखाओं की लेखा-परीक्षा-अवधि क्रमशः 24 और 36 मास होगी और कारपोरेट केंद्र की दो लेखा-परीक्षाओं के बीच मंडल द्वारा भी लेखा-परीक्षा की जाएगी । संशोधित लेखा-परीक्षा प्रणाली के अंतर्गत अब तक समूह I की 270 शाखाओं, समूह II की 1,881 शाखाओं और समूह III की 2,095 शाखाओं का निरीक्षण किया जा चुका है ।

ज.6.1.2. ऋण लेखा-परीक्षा

ज.6.1.2.1. ऋण-लेखा-परीक्षा का उद्देश्य 5 करोड़ रुपए और अधिक राशि के प्रत्येक बड़े वाणिज्यिक ऋण की विश्लेषणात्मक परीक्षा करके बैंक के वाणिज्यिक ऋण संविभाग की गुणवत्ता निरंतर बढ़ाना है। इस लेखा-परीक्षा को ऋण-जोखिम पर अधिक ध्यान केंद्रित करने के लिए जोखिम केंद्रित आंतरिक लेखा-परीक्षा से जोड़ा गया है । इसके अंतर्गत चूक की संभावना की परीक्षा की जाती है, जोखिमों का पता लगाया जाता है और जोखिम कम करने के उपाय सुझाए जाते हैं । ऋण संविभाग की गुणवत्ता बढ़ाने के लिए शीघ्र उपचारात्मक कार्रवाई शुरू करने हेतु समग्र जोखिम आकलन की अवधारणा की भी कल्पना की गई है।

ज.6.1.3. प्रबंधन लेखा-परीक्षा

ज.6.1.3.1. जोखिम-केंद्रित आंतरिक लेखा-परीक्षा शुरू होने से प्रबंधन लेखा-परीक्षा के अंतर्गत भी बैंक में अपनाई गई प्रणालियों और कार्यविधियों में जोखिम प्रबंधन को कारगर बनाने पर ध्यान केंद्रित किया गया है । वर्ष के दौरान, कुल मिलाकर 11 मंडलों की सामान्य प्रबंधन लेखा-परीक्षा की गई । इसके अतिरिक्त, एसबीआइ फैक्टर्स एंड कमर्शल सर्विसेज प्रा.लि.और एसबीआइ लाइफ इंश्योरेंस कंपनी लि. इन दो अनुषंगियों तथा विदेश विभाग, कोलकाता, अंतर्राष्ट्रीय बैंकिंग समूह, मुंबई और आंचलिक निरीक्षण कार्यालय, कोलकाता, भुवनेश्वर और जयपुर की प्रबंधन लेखा-परीक्षा का कार्य पूरा किया गया ।

approved by the Central Board of the Bank is in place.

H.5. Country Risk and Bank Exposure

H.5.1. Prudent exposure risk management was ensured by setting up appropriate bank exposure limits on a large number of foreign commercial banks. Different types of prudential exposure limits were set up for more than 350 banks worldwide, covering 187 countries to ensure the safety of the Bank's international exposures. Substantial counterparty bank limits for handling letters of credit, bank guarantees, forex and money market activities are in place. A revised Country Risk Model, in line with RBI guidelines, for setting up of country exposure limits has been put in place, and the overall country risk for the Bank as a whole is monitored on a regular basis.

H.6. Internal Controls

H.6.1. The Bank has in-built internal control systems with well-defined responsibilities at each level. The Bank also carries out 3 levels of audits - Inspection and Audit, Credit Audit and Management Audit covering different facets of internal audit requirement.

H.6.1.1. Inspection and Audit

H.6.1.1.1.The inspection system plays an important and critical role in introducing international best practices in the internal audit function which is regarded as a critical component of corporate governance mechanism. Risk-Focused Internal Audit, an adjunct to risk-based supervision as per RBI directives, has been introduced in the Bank's audit system, and all the domestic branches have been segregated into three groups based on risk potential.

- Group I consists of 402 branches with high exposure and income and are now placed under audit jurisdiction of Central Audit Unit, a new outfit created at Inspection & Audit Department to exercise effective audit control over the high-risk exposure branches.
- Group II which comprises 3,707 branches with medium risk and
- Group III which comprises 4,917 branches with low risk continue to be with the nine Zonal Inspection Offices.

While the audit periodicity has been reduced to 12 months for Group I branches, the Group II and Group III branches are subjected to Corporate Centre audit at 24 and 36 months respectively with Circle Audit in between two Corporate Centre audits. So far, 270 branches in Group I, 1,881 branches in Group II and 2,095 branches in Group III have been inspected on the revised system of audit.

H.6.1.2. Credit Audit

H.6.1.2.1. Credit audit aims at achieving continuous improvement in the quality of commercial credit portfolio of the Bank through critically examining individual large commercial loans with exposures of Rs.5 crore and above. The Audit, which has been aligned with Risk-Focused Internal Audit, examines the probability of default, identifies risks and suggests risk mitigation measures. The overall risk perception is also arrived at to initiate early remedial actions to improve the quality of credit portfolio.

H.6.1.3. Management Audit

H.6.1.3.1. With the introduction of Risk-Focused Internal Audit, management audit has been reoriented to focus on the effectiveness of risk management in processes and the procedures followed in the Bank. During the year, the general management audit of as many as 11 Circles was completed. In addition, the management audits have been completed in respect of two subsidiaries, namely, SBI Factors and Commercial Services Pvt. Ltd. and SBI Life Insurance Company Ltd. and also those of the Foreign Department, Kolkata, International Banking Group, Mumbai and Zonal Inspection Offices Kolkata, Bhubaneswar and Jaipur.

ज.7. सतर्कता

ज.7.1. बैंक का सतर्कता विभाग सतर्कता के 3 प्राथमिक पक्षों : निवारण, खोज और दंड का पर्यवेक्षण करता है ।

क) निवारक सतर्कता के क्षेत्र में :

- ऐसी सभी शाखाओं में निवारक सतर्कता समितियाँ गठित की गई हैं, जहाँ स्टाफ-संख्या 20 और अधिक है ।
- बैंक के प्रशिक्षण केंद्रों में ऐसे प्रशिक्षण कार्यक्रम संचालित किए गए, जिनमें प्रणालियों और कार्यविधियों का दृढ़तापूर्वक अनुपालन करने पर बल दिया गया । वर्ष के दौरान बैंक ने ऐसे 114 प्रशिक्षण कार्यक्रम आयोजित किए, जिनमें 2,043 सहभागियों ने भाग लिया।
- अन्वेषण अधिकारियों, जाँच अधिकारियों और प्रस्तोता अधिकारियों के लिए भी प्रशिक्षण कार्यक्रम आयोजित किए गए ।

ख) खोजी सतर्कता का कार्य :

- मुख्यतया निरीक्षण और लेखा-परीक्षा विभाग द्वारा संचालित किया जाता है ।
- आकस्मिक निरीक्षण और स्वयंप्रेरित जाँच का कार्य स्थानीय प्रधान कार्यालयों के सतर्कता विभागों द्वारा संचालित किया जाता है ।

ग) दंडात्मक सतर्कता :

- सतर्कता विभाग अनुशासनिक/नियुक्तिकर्ता/अपीलीय प्राधिकारियों को निर्णय करने में मार्गदर्शन और सहायता करता है ।

ज.7.2. बैंक ने धोखाधड़ियाँ रोकने / उनका पता लगाने और उन्हें विफल करने के प्रति स्टाफ सदस्यों में सजगता बढ़ाने हेतु सम्मान और पुरस्कार देने के लिए सजगता पुरस्कार योजना शुरू की है । अधिक दक्षता के लिए कारपोरेट केंद्र स्थित सतर्कता विभाग का कंप्यूटरीकरण किया गया है और इसे स्थानीय प्रधान कार्यालयों के सतर्कता विभागों से जोड़ा गया है ।

झ. प्रति विक्रय

झ.1. आज भारत में बैंक वित्तीय सुपरस्टोर बनते जा रहे हैं, जिनकी संरचना ग्राहकों की सभी परिवर्तित वित्तीय आवश्यकताओं की पूर्ति को ध्यान में रखकर की गई है । भारतीय स्टेट बैंक समूह की शाखाओं ने जीवन और गैर जीवन बीमा, म्यूचुअल फंडों और क्रेडिट कार्डों का प्रति विक्रय शुरू किया है जिससे वे न केवल अपनी शुल्क-आय बल्कि अपना ग्राहक आधार भी बढ़ा रहे हैं ।

झ.2. भारत में भारतीय स्टेट बैंक और एसबीआइ लाइफ द्वारा प्रवर्तित बैंकेश्युरेंस मॉडल भारतीय स्टेट बैंक के एसबीआइ लाइफ का कारपोरेट एजेंट बनने के बाद लगभग 2,600 शाखाओं में शुरू किया गया है । सहयोगी बैंकों की 1,000 से अधिक शाखाओं ने भी एसबीआइ लाइफ के चयनित जीवन बीमा उत्पादों का प्रति विक्रय शुरू किया है । एसबीआइ लाइफ ने अपने बीमा उत्पाद बेचने के लिए बैंक के लगभग 1,000 एवं सहयोगी बैंकों के लगभग 400 स्टाफ-सदस्यों को प्रशिक्षित किया है । वर्ष 2003-04 के दौरान भारतीय स्टेट बैंक की शाखाओं ने 1,28,000 से अधिक व्यक्तियों का बीमा करवाया तथा कुल 82 करोड़ रुपए की प्रीमियम राशि की उगाही की ।

झ.3. चयनित शाखाओं के माध्यम से एसबीआइ फंड्स मैनेजमेंट लिमिटेड के म्यूचुअल फंड उत्पादों का विक्रय करने हेतु बैंक एसबीआइ फंड्स मैनेजमेंट लिमिटेड का एक कारपोरेट वितरक बन गया है । इसके लिए 425 से भी अधिक स्टाफ-सदस्यों को प्रशिक्षित किया गया । उनमें से 242 सदस्य म्यूचुअल फंड उत्पाद बेचने के लिए प्राधिकृत भारतीय पारस्परिक निधि संघ (एएमएफआइ) के प्रमाणित एजेंट बन गए । वर्ष 2003-04 के दौरान बैंक-शाखाओं द्वारा लगभग 500 करोड़ रुपए की राशि उगाही गई ।

झ.4. बैंक ने गैर-जीवन बीमा उत्पादों के वितरण का कार्य भी शुरू किया है । बैंक ने प्रायोगिक आधार पर एसबीआइ शाखा नेटवर्क के माध्यम से न्यू इंडिया एश्योरेंस कंपनी लिमिटेड के गैर-जीवन बीमा उत्पादों के वितरण हेतु उनके साथ गठजोड़ किया है । जनवरी से मार्च 2004 की अवधि में 4.03 करोड़ रुपए प्रीमियम की लगभग 5,500 पॉलिसियाँ बेची गईं।

ञ. प्रबंधन सूचना प्रणाली (एमआइएस)

ञ.1. बैंक में प्रबंधन सूचना प्रणाली को निरंतर उन्नत किया जा रहा है, ताकि निर्णय लेने, उत्पादों में नवीनता लाने एवं सांविधिक जरूरतों के मामले में सूचना की निरंतर बढ़ती मांग को पूरा किया जा सके । आंकड़ों की गुणवत्ता, विश्वसनीयता बढ़ाने एवं समय पर उनकी उपलब्धता सुनिश्चित करने में शाखा-नेटवर्क के संपूर्ण कंप्यूटरीकरण ने महत्वपूर्ण योगदान किया है ।

H.7. Vigilance

H.7.1. Vigilance Department of the Bank oversees 3 primary aspects of vigilance: preventive, detective and punitive.

a) Preventive vigilance:

- committees have been set up at all branches where the staff strength is 20 and more.
- Training programmes emphasizing meticulous compliance with systems and procedures were conducted at the Bank's training centres. During the year, the Bank organized 114 such training programmes covering 2,043 participants.
- Training programmes were also organized for investigating officers, enquiry officers and presenting officers.

b) Detective vigilance:

- largely performed by the Inspection and Audit Department.
- surprise inspections and *suo motu* investigations are conducted by the Vigilance Departments at LHOs.

c) Punitive vigilance:

- Vigilance Department has been providing guidance and support to the disciplinary/ appointing/appellate authorities in their decision-making.

H.7.2. The Bank has instituted the Alertness Award Scheme for recognition and reward of alertness among staff members in prevention/detection and foiling of frauds. Vigilance Department at the Corporate Centre has been computerized and is linked with the Vigilance Departments at the LHOs for greater efficiency.

I. Cross Selling

I.1. Banks in India today have evolved into financial superstores designed to meet all the varied financial needs of customers. Branches of State Bank Group have started cross-selling insurance (life and non-life), mutual funds and credit cards thereby increasing not only their fee income but also the customer base.

I.2. The bancassurance model, pioneered in India by SBI and SBI Life, has been introduced in more than 2,600 branches after SBI became a Corporate Agent of SBI Life. Over 1,000 branches of the Associate Banks have also started selling select life insurance products of SBI Life. About 1,000 staff of the Bank and 400 staff of the Associate Banks have been trained by SBI Life to sell their insurance products. During 2003-04, SBI branches covered over 1,28,000 lives and collected premia aggregating Rs.82 crore.

I.3. The Bank became a corporate distributor of the SBI Funds Management Ltd. for sale of mutual fund products of SBI Funds Management Ltd. through its select branches. For this purpose, over 425 staff members were trained, and 242 of them became AMFI certified agents authorized to sell mutual funds products. During 2003-04, the Bank's branches mobilized nearly Rs.500 crore.

I.4. The Bank has also made a foray into distribution of non-life products. It has tied up with New India Assurance Co. Ltd., for distributing their non-life products through SBI branch network on a pilot basis. Nearly 5,500 policies have been sold with premium aggregating Rs.4.03 crore during the period January to March 2004.

J. Management Information System (MIS)

J.1. MIS in the Bank is being constantly upgraded to cater to the constantly growing appetite for information – for decision support, for innovating customized products and for statutory needs. Full computerization of the branch network has made a significant contribution in enhancing data quality, reliability and timely availability.

J.2. Credit Information System (CIS), a solution developed in-house for meeting the information needs on the loans and advances portfolio in entirety,

ञ.2. ऋण एवं अग्रिम संविभाग से संबंधित सूचना की सभी जरूरतें पूरी करने के लिए आंतरिक रूप से विकसित ऋण सूचना प्रणाली (सीआइएस) नामक एक समाधान को बैंक की सभी शाखाओं में लागू किया गया है, जिससे शाखाओं में रिपोर्टों के मैनुअल संकलन की आवश्यकता समाप्त हो गई है । इस समाधान के परिणामस्वरूप एक समृद्ध डाटाबेस भी विकसित हुआ है, जो आने वाले समय में उत्पाद विकास, प्रति विक्रय, जोखिम प्रबंधन एवं व्यवसाय आसूचना के क्षेत्रों में क्षमताओं में वृद्धि करेगा ।

ञ.3. ऋण सूचना प्रणाली और प्रबंधन सूचना प्रणाली के अन्य अनुप्रयोग समस्त समूह में स्थापित किए जा रहे हैं ।

ट. संबद्ध कार्यकलाप

ट.1 ग्राहक सेवा

ट.1.1 बैंक में सभी स्तरों पर उत्पादों को अधिक अनुकूल बनाकर, पहले से कम समय में वितरित कर और उत्पादों, सेवाओं और वितरण माध्यमों को नया रूप देकर ग्राहकों को अधिक महत्व देने और ग्राहक-संबंध प्रबंध पर ध्यान केंद्रित किया जा रहा है ।

ट.1.2 ग्राहक-संतुष्टि बढ़ाने के लिए बैंक द्वारा 7,466 शाखाओं में एकल खिड़की सेवा नामक उत्पाद शुरू किया गया है ।

ट.1.3. बैंक-ग्राहकों को विभिन्न प्रकार की जानकारी देने के लिए बैंक की वेबसाइट-एसबीआइ होमपेज को नया रूप दिया गया है । ग्राहकों की शिकायतें शीघ्र दूर करने के लिए बैंक में एक सुस्थापित प्रणाली है। स्थानीय प्रधान कार्यालय वाले सभी केंद्रों पर स्थापित ''एसबीआइ हेल्पलाइन'' में नि:शुल्क टेलीफोन लाइनें, फैक्स और ई-मेल सुविधा उपलब्ध कराई गई है, ताकि बैंक-उत्पादों और सेवाओं के बारे में शीघ्र और पूर्ण जानकारी दी जा सके और ग्राहकों की शिकायतों का शीघ्रता से निवारण किया जा सके ।

ट.1.4. पहली बार अक्तूबर 1997 में शुरू की गई निष्पक्ष बैंकिंग संहिता अब भी व्यवहार में है । इस संहिता से बैंक के ग्राहकों को यह समझने में सहायता मिलती है कि उनके साथ बैंक कर्मचारियों द्वारा किस प्रकार के व्यवहार की अपेक्षा की जाती है । साथ ही, यह संहिता बैंक स्टाफ को ग्राहकों की अपेक्षाएँ पूरी करने में उनके उत्तरदायित्वों के प्रति जागरूक भी करती है । बैंक के ग्राहकों एवं स्टाफ की जानकारी के लिए इस प्रलेख का ब्योरा बैंक की वेबसाइट पर उपलब्ध है । बैंक के ग्राहकों को इस चार्टर की प्रतियाँ भी उपलब्ध कराई गई है ।

ट.2. सामाजिक सेवा बैंकिंग

ट.2.1. बैंक अपने सामान्य बैंकिंग परिचालनों के अतिरिक्त एक जिम्मेदार एवं संवेदनशील कारपोरेट नागरिक के रूप में अपने लाभ के कुछ भाग का पुनर्निवेश समाज के निर्धन, उपेक्षित, कमजोर और निचले वर्गों का जीवन-स्तर बेहतर बनाने से संबंधित समाज-कल्याण की विभिन्न परियोजनाओं हेतु करता है ।

ट.2.2. वर्ष 2003-04 के दौरान बैंक ने 8.76 करोड़ रुपए की राशि प्रधानमंत्री राष्ट्रीय राहत कोष, अन्य राष्ट्रीय कोष एवं समाजोन्मुखी परियोजनाएँ चलाने वाले गैर-सरकारी संगठनों को दान दी । बैंक ने अपने अनुसंधान एवं विकास कोष से विभिन्न विश्वविद्यालयों एवं शिक्षा संस्थानों की 71 पीठों/अनुसंधान परियोजनाओं को अब तक 6.61 करोड़ रुपए प्रदान किए हैं । भारतीय स्टेट बैंक बाल कल्याण कोष के अंतर्गत अल्प सुविधा प्राप्त/विकलांग और बाधित बच्चों की भलाई के लिए बैंक ने विभिन्न गैर-सरकारी संगठनों के माध्यम से 20 परियोजनाओं में 13.17 लाख रुपए प्रदान किए हैं ।

	विविध
ठ	मानव संसाधन प्रबंधन
ड	राजभाषा

ठ. मानव संसाधन प्रबंधन (एच आर एम)

ठ.1. बैंक का दृढ़ विश्वास है कि उसके कर्मचारी बहुमूल्य कारपोरेट परिसंपत्ति हैं । कड़ी प्रतिस्पर्धा वाले आज के बैंकिंग परिदृश्य में, जिसके परिणामस्वरूप अधिकांश बैंक समरूप दिखाई देते हैं, भारतीय स्टेट बैंक का मानना है कि उसके कर्मचारी ही विभेदात्मक उत्पाद और सेवाएँ सृजित करते हैं । वर्ष के दौरान बैंक द्वारा व्यापक स्तर पर अभिनव प्रयास किए गए ।

ठ.2. उल्लेखनीय प्रयास

(i) बैंक में सर्वश्रेष्ठ प्रतिभाओं की नियुक्ति के लिए योजनाबद्ध और सामंजस्यपूर्ण ढंग से कैंपस संप्रेषण;

has been implemented at all branches in the Bank dispensing with the need for compiling reports manually at the branches. The solution has also resulted in development of a rich database which will enhance capabilities in the areas of product development, cross selling, risk management and business intelligence in the days ahead.

J.3. CIS together with other MIS applications are in the process of being rolled out to cover the entire Group.

K. Allied Activities

K.1. Customer Service

K.1.1. The Bank has focused attention on providing greater value to customers and managing customer relationship at all levels primarily through enhanced customisation of products, improving time to delivery and innovations in products, services, and channels of delivery.

K.1.2. Single Window Service has been the product introduced by the Bank in 7,466 branches towards enhancing customer satisfaction.

K.1.3. The Bank's website – SBI Homepage has been redesigned to provide a wide range of information to the Bank's customers. The Bank has a well laid system for prompt redressal of grievances of customers. "SBI Helpline" established at all LHO centres are equipped with toll-free telephone lines, fax and e-mail for providing quick and complete information on Bank's products and services and to enable the customers to have their grievances redressed promptly.

K.1.4. A Code of Fair Banking Practice, first set out in October 1997, continues to be in place. The Code is designed to help the Bank's customers understand how the Bank's employees are expected to behave in their relations with the customers as also to make the Bank staff aware of their responsibilities in meeting the customers' expectations. Details of this document are made available on the Bank's website for information of the Bank's customers as well as staff. Copies of this charter are also made available to the Bank's customers.

K.2. Community Services Banking

K.2.1. In addition to normal banking operations, the Bank, as a responsible and responsive corporate citizen, seeks to reinvest part of its profit in various community welfare projects to improve the quality of life of poor, neglected, weaker and down-trodden sections of the society.

K.2.2. During the year 2003-04, the Bank made donations amounting to Rs.8.76 crore to the Prime Minister's National Relief Fund / other national funds and also to NGOs for projects with social orientation. From the Research & Development Funds, the Bank has so far extended Rs.6.61 crore as research grants to 71 chairs / research projects at various universities and academic institutions. Under the SBI Children's Welfare Fund, the Bank granted Rs.13.17 lakh to 20 projects through various NGOs for the benefit of underprivileged / handicapped and challenged children.

	Miscellaneous
L	Human Resources Management
M	Official Language

L. Human Resources Management (HRM)

L.1. The Bank's core belief is that its employees are the most valuable corporate asset. In today's banking scenario of severe competition and consequently most banks resembling each other, SBI recognizes that it is its employees who create differentiating products and services. Wide-ranging initiatives were taken by the Bank during the year.

L.2. Highlights

(i) undertaking campus communication in a planned and concerted manner in order to attract the best talent to the Bank;

(ii) कुछ चुनिंदा कार्यों के लिए पेशेवर अधिकारियों की नियुक्ति हेतु कैंपस-भरती;

(iii) ऑन लाइन प्रशिक्षण और मूल्यांकन-व्यवस्था के लिए स्टेट बैंक अकादमी, गुड़गांव में ई-लर्निंग समाधान का कार्यान्वयन; और

(iv) बैंक में कार्य-निष्पादन प्रबंधन प्रणाली को नया रूप, जिसमें योग्यता आधारित मूल्यांकन और तदनुसार कैरियर प्रगति पर विशेष ध्यान।

ठ.3. स्टेट बैंक स्टाफ कॉलेज, स्टेट बैंक अकादमी, स्टेट बैंक सूचना और संचार प्रबंधन संस्थान, स्टेट बैंक ग्रामीण विकास संस्थान और देशभर में फैले 46 स्टाफ प्रशिक्षण केंद्र भावी बैंकिंग से संबद्ध कौशल-सृजन और विकास पर ध्यान केंद्रित कर रहे हैं । बैंक अपनी प्रक्रियाओं एवं संरचनाओं में महत्वपूर्ण परिवर्तन कर रहा है । बैंक के मानव संसाधन उपायों में परिवर्तन प्रबंधन को शामिल किया गया है, ताकि निकट भविष्य के परिवर्तनों को सुनियोजित एवं व्यावसायिक रूप से अपनाया जा सके ।

ठ.4. व्यवसाय प्रक्रिया पुनर्विन्यास (बीपीआर)

ठ.4.1 बैंक ने व्यवसाय प्रक्रिया पुनर्विन्यास का कार्य शुरू किया है और एक अंतर्राष्ट्रीय परामर्शदाता एजेंसी को परियोजना-सलाहकार नियुक्त किया है। व्यवसाय प्रक्रिया पुनर्विन्यास शुरू करने का उद्देश्य नए ग्राहक बनाने, वर्तमान ग्राहक के साथ दूरगामी संबंध बनाने और विश्वस्तरीय सेवा गुणवत्ता के अनुरूप ग्राहक-संतुष्टि बढ़ाने में बैंक की क्षमता को और सुदृढ़ बनाना है ।

ठ.4.2 बीपीआर टीम कोर बैंकिंग समाधान प्लेटफार्म को सुदृढ़ बनाने के लिए प्रणालियों को सरल बनाने और उन्हें नया रूप देने का कार्य कर रही है । लेनदेनों को एटीएम, इंटरनेट और कॉल सेंटरों जैसे समग्र वैकल्पिक चैनलों पर स्थानांतरित करने के लिए कार्यनीतियाँ बनाई जा रही हैं । इसका उद्देश्य शाखाओं को बिक्री और सेवा केंद्रित इकाइयों में रूपांतरित करना है और सभी बैंक ऑफिस, गैर ग्राहक-उन्मुख लेनदेन शाखाओं के स्थान पर केंद्रीय प्रोसेसिंग कक्षों में प्रोसेस करना है। प्रस्तावित संरचना की रूपरेखा तैयार कर ली गई है और इसे बैंक की एक उच्चाधिकार प्राप्त समिति द्वारा अनुमोदित कर दिया गया है और चुनिंदा शाखाओं में प्रारंभिक संकल्पनाओं के तौर पर इसका परीक्षण किया जा रहा है ।

ठ.5. संगठनात्मक परिवर्तन

ठ.5.1. वर्ष के दौरान, महत्वपूर्ण संगठनात्मक परिवर्तन किए गए । ये हैं -

- एक छरहरी और फुर्तीली संरचना के लिए मंडलों में प्रशासनिक कार्यालयों के स्तर पर स्टाफिंग पैटर्न युक्तियुक्त बनाना,
- बैंक द्वारा व्यवसाय प्रक्रिया पुनर्विन्यास का कार्य शुरू किए जाने के परिणामस्वरूप विभिन्न नए क्षेत्रों में संरचनात्मक सहायता उपलब्ध कराने के लिए नए आधिकारिक पदों का सृजन करना,
- वित्तीय अधिकारों में वृद्धि, जिसमें प्रतिभूतियों आदि के लेनदेन हेतु कोष पदाधिकारियों के अधिकार तथा स्वयं सहायता समूहों के वित्तपोषण हेतु संवर्धित अधिकार शामिल हैं, और
- सिक्स सिग्मा के दायरे का विस्तार, जिससे प्रक्रिया में सुधार हुआ और महत्वपूर्ण लाभ प्राप्त हुए ।

ठ.6. स्टाफ संख्या

31 मार्च 2004 को बैंक में कुल 2,07,039 कर्मचारी थे । इनमें से 28.71% अधिकारी, 46.17% लिपिकीय कर्मचारी और 25.12% अधीनस्थ कर्मचारी थे ।

ठ.7. औद्योगिक संबंध

ठ.7.1. औद्योगिक संबंध के क्षेत्र में परस्पर सहयोग की संस्कृति विकसित करना और संयुक्त परामर्श/बातचीत के माध्यम से समस्याओं का निराकरण करना बैंक का लक्ष्य है । बैंक में प्रशासन के विभिन्न स्तरों पर एक सुस्थापित एवं सतत सक्रिय परामर्शी तंत्र कार्यरत है। वर्ष के दौरान, अखिल भारतीय एसबीआइ कर्मचारी महासंघ के साथ दो बड़े समझौतों पर हस्ताक्षर किए गए और अखिल भारतीय स्टेट बैंक अधिकारी संघ के साथ एक समझौता ज्ञापन पर हस्ताक्षर किए गए, ताकि बैंक

- अपनी सभी शाखाओं/कार्यालयों के परिचालनों को पूर्णतया कंप्यूटरीकृत कर सके और उनके कार्यान्वयन के लिए नवीनतम प्रौद्योगिकी माध्यम का उपयोग कर सके ।

(ii) starting campus recruitment to induct professionals for some of the identified skilled jobs;

(iii) implementation of e-learning solution at State Bank Academy, Gurgaon, to provide online training and assessment; and

(iv) revamping the performance management system in the Bank with focus on competency based assessments and career progression implications.

L.3. The State Bank Staff College, State Bank Academy, State Bank Institute of Information and Communication Management, State Bank Institute of Rural Development and 46 Staff Training Centres spread across the country are focused on creation and development of skills relevant to the future of banking. The Bank is undergoing a major change in its processes and structures. Change Management has been included in the Bank's HR initiatives to drive home the impending changes in a planned and professional manner.

L.4. Business Process Re-engineering (BPR)

L.4.1. The Bank has undertaken BPR exercise and has engaged an international consultant as Advisor for the project. The objective of BPR initiative is to strengthen the Bank's ability to acquire new customers, build lasting relationships with existing customers and increase customer satisfaction through world-class service quality.

L.4.2. The BPR team is simplifying and redesigning processes to leverage the core banking solution platform. Strategies are being evolved for migrating transactions to a full set of alternate channels namely, ATMs, Internet and Call Centres. The objective is to transform branches into sales and service focused outfits with all back-office, non-customer facing transactions being moved out of branches to central processing cells. The blueprint of the proposed set-up has been approved by a high-powered committee of the Bank and is now being tested as prototypes in select branches.

L.5. Organizational Change

L.5.1. Important organizational changes were initiated during the year. These included:

- streamlining of staffing pattern at administrative offices in Circles for a leaner and agile structure,
- creation of new official positions to give structural support in various new areas consequent to the BPR initiatives undertaken by the Bank,
- enhancement of financial powers, including powers of Treasury functionaries for dealing in securities, etc., and also enlarged powers for financing of SHGs, and
- further rolling out of Six Sigma which has resulted in realization of significant benefits by way of process improvements.

L.6. Staff Strength

L.6.1. The Bank had a total staff strength of 2,07,039 on the 31st March 2004. Of these, 28.71% were officers, 46.17% clerical staff and the remaining 25.12% belonged to sub-staff.

L.7. Industrial Relations

L.7.1. In the area of industrial relations, the Bank aims at development of a collaborative culture and resolving issues through joint consultations/ negotiations. A well-established and ongoing consultative machinery is functioning at various levels of administration in the Bank. Two major settlements were signed with the All-India SBI Staff Federation and a MoU was signed with the All-India State Bank Officers Federation during the year to enable the Bank

- to fully computerize all its branches/offices/ operations and also to use the latest technology platform for their implementation.

- कार्य-दक्षता और उत्पादकता के उच्चतम स्तरों की प्राप्ति के लिए स्टाफ का पुनर्नियोजन / स्थानांतरण कर सके ।
- युवा और महत्वाकांक्षी कर्मचारियों को कैरियर-उन्नति के लिए अवसर उपलब्ध करा सके ।

वर्ष के दौरान औद्योगिक संबंध शांतिपूर्ण एवं सौहार्दपूर्ण बने रहे ।

ठ.8. अनुसूचित जातियों (एससी) और अनुसूचित जनजातियों (एसटी) का प्रतिनिधित्व

ठ.8.1. 31 मार्च 2004 को बैंक की कुल स्टाफ-संख्या में अनुसूचित जाति के सदस्यों की कुल संख्या 37,074 (17.91%) तथा अनुसूचित जनजातियों के सदस्यों की संख्या 11,261 (5.44%) थी । अनुसूचित जाति/अनुसूचित जनजाति के कर्मचारियों की शिकायतों का कारगर ढंग से निवारण करने की दृष्टि से बैंक के सभी प्रशासनिक कार्यालयों में संपर्क अधिकारियों की नियुक्ति की गई है । कारपोरेट केंद्र और स्थानीय प्रधान कार्यालयों में बैंक के वरिष्ठ अधिकारी अनुसूचित जाति/अनुसूचित जनजाति कल्याण महासंघ और अनुसूचित जाति/ अनुसूचित जनजाति कल्याण संघ के पदाधिकारियों के साथ समय-समय पर नियमित बैठकें आयोजित करते हैं । अनुसूचित जाति/ अनुसूचित जनजाति कक्षों के पदाधिकारियों, संपर्क अधिकारियों और अनुसूचित जाति/अनुसूचित जनजाति कल्याण संघों के प्रतिनिधियों के लाभ हेतु आरक्षण-नीति पर कार्यशालाएँ भी आयोजित की जाती हैं । इसके अलावा, अनुसूचित जाति/अनुसूचित जनजाति के उम्मीदवारों को भर्ती और पदोन्नति में अन्य उम्मीदवारों के साथ कारगर ढंग से प्रतिस्पर्धा में सक्षम बनाने की दृष्टि से बैंक उनके लिए भर्ती-पूर्व और पदोन्नति-पूर्व प्रशिक्षण कार्यक्रम भी आयोजित करता है ।

ड. राजभाषा

ड.1. समीक्षाधीन वर्ष के दौरान, बैंक में राजभाषा नीति के कार्यान्वयन में गति आई । वार्षिक कार्यक्रम 2003-04 के लक्ष्यों की प्राप्ति के लिए

- निरंतर निगरानी तथा समीक्षा बैठकों की पुनर्संरचना द्वारा राजभाषा नीति के कार्यान्वयन में तेजी लाई गई।
- सभी राजभाषा अधिकारियों की सक्रिय सहभागिता से वार्षिक सम्मेलन को और अधिक प्रभावोत्पादक बनाया गया ।
- कई प्रशिक्षण कार्यक्रम, कार्यशालाएँ, बैठकें और प्रतियोगिताएँ आयोजित की गईं ।

ये उपाय परिणामदायी सिद्ध हुए और बैंक ने न केवल अहिंदी भाषी क्षेत्रों में हिंदी-शिक्षण, कंप्यूटरों के द्विभाषीकरण और आंतरिक कामकाज में हिंदी के प्रयोग में अभूतपूर्व सफलता प्राप्त की, बल्कि यह राजभाषा नियम के नियम 10(4) के अंतर्गत ''ग'' क्षेत्र में कुछ शाखाओं को अधिसूचित करने वाला है ।

ड.2. बैंक की गृह-पत्रिका ''प्रयास'' को भारतीय रिज़र्व बैंक द्वारा सर्वश्रेष्ठ गृह-पत्रिका घोषित किया गया है। बैंक के कई कार्यालयों ने बैंक में राजभाषा नीति के कार्यान्वियन के लिए गृह मंत्रालय की देखरेख में गठित नगर राजभाषा कार्यान्वयन समिति (नराकास) के पुरस्कार हासिल किए हैं । बैंक ने भारतीय रिज़र्व बैंक के तत्वावधान में स्टेट बैंक अकादमी, गुड़गांव में बैंकिंग शब्दावली निर्माण पर एक बैठक भी आयोजित की ।

उत्तरदायित्व विवरण

निदेशक-बोर्ड एतद् द्वारा उल्लेख करता है कि ;

i. वार्षिक लेखे तैयार करते समय लेखा मानकों का समुचित अनुपालन किया गया है और उससे किसी बड़े विचलन की स्थिति में समुचित स्पष्टीकरण दिया गया है ;

ii. उन्होंने ऐसी लेखा नीतियों का चयन किया है और उन्हें निरंतर प्रयोग किया है और ऐसे निर्णय लिए हैं और प्राक्कलन किए हैं, जो 31 मार्च 2004 को बैंक के कार्यकलापों और उक्त दिनांक को समाप्त वर्ष हेतु बैंक के लाभ अथवा हानि की सही एवं निष्पक्ष स्थिति दर्शाने के लिए पर्याप्त एवं विवेकसम्मत हैं ;

iii. उन्होंने बैंक की परिसंपत्तियों की रक्षा करने तथा धोखाधड़ी एवं अन्य अनियमितताएं रोकने और इनका पता लगाने के लिए बैंकिंग विनियम अधिनियम 1949 और भारतीय स्टेट बैंक अधिनियम, 1955 के प्रावधानों के अनुसार पर्याप्त लेखा रिकार्ड अनुरक्षित करने हेतु समुचित एवं पर्याप्त ध्यान रखा है; और

iv. उन्होंने वार्षिक लेखों को वर्तमान अपेक्षाओं के अनुसार तैयार किया है ।

- to redeploy / transfer staff for achieving higher levels of efficiency and productivity.
- to provide opportunities to young and aspiring employees *in career progression.*

The industrial relations during the year remained cordial.

L.8. Representation of Scheduled Castes (SCs) and Scheduled Tribes (STs)

L.8.1. As on the 31st March 2004, of the Bank's total staff strength, 37,074 (17.91%) belonged to SCs and 11,261 (5.44%) belonged to STs. In order to effectively redress the grievances of the SC/ST employees, liaison officers have been designated at all administrative offices of the Bank. Senior officials of the Bank hold regular meetings at periodic intervals with the representatives of SC/ST Welfare Federation and SC/ST Welfare Association at Corporate Centre and LHOs. Workshops on reservation policy are also conducted for the benefit of the officials of SC/ST cell, liaison officers and representatives of SC/ST Welfare Association. In addition, the Bank conducts pre-recruitment and pre-promotional training programmes to enable the SC/ST candidates to effectively compete with other candidates in recruitment and promotion.

M. Official Language

M.1. Implementation of Official Language Policy in the Bank accelerated during the year under review. In order to achieve the targets of Annual Programme 2003-04

- pace of the implementation of official language policy was increased by continuous monitoring and through restructuring of Review Meetings
- Annual Conference was made more effective through active participation of all Rajbhasha officers
- organised many training programmes, workshops, meetings and competitions

These measures proved fruitful with the Bank in not only achieving unprecedented success in the fields of Hindi-teaching, bilingualization of computers and use of Hindi in internal work in the non-Hindi speaking regions but also putting it on the threshold of notifying some of the branches in region 'C' under Rule 10(4) of Official Language Rules.

M.2. The Bank's in-house magazine "Prayas" has been adjudged the best in-house magazine by RBI. Many of the Bank's offices bagged prizes from Town Official Language Implementation Committee (TOLIC) headed by Home Ministry, Government of India, for the implementation of the official language policy in the Bank. Under the auspices of RBI, a meeting on the Formation of Banking Glossary was organized at State Bank Academy, Gurgaon.

Responsibility Statement

The Board of Directors hereby states:

i. that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii. that they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Bank as on the 31st March 2004, and of the profit or loss of the Bank for the year ended on that date;

iii. that they have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Banking Regulation Act, 1949 and State Bank of India Act, 1955 for safeguarding the assets of the Bank and preventing and detecting frauds and other irregularities; and

iv. that they have prepared the annual accounts on a going concern basis.

आभार

निदेशकगण भारतीय रिज़र्व बैंक, सेबी, भारत सरकार तथा अन्य सरकारी और विनियामक एजेंसियों द्वारा दिए गए मार्गदर्शन और सहयोग के लिए उनके प्रति आभार प्रकट करते हैं । निदेशकगण अपने मूल्यवान ग्राहकों, शेयरधारकों, बैंकों एवं वित्तीय संस्थाओं, शेयर-बाजारों, श्रेणी-निर्धारण एजेंसियों तथा अन्य हितधारकों द्वारा प्रदान किए गए संरक्षण एवं सहयोग के लिए उन्हें धन्यवाद देते हैं । निदेशकगण इस अवसर पर बैंक कर्मचारियों की समर्पित एवं प्रतिबद्ध टीम की भी सराहना करते हैं।

केंद्रीय निदेशक बोर्ड के लिए
और उनकी ओर से

अरुण कुमार पुरवार
अध्यक्ष

दिनांक : 28.5.2004

Acknowledgement

The Directors would like to express their gratitude for the guidance and co-operation received from the RBI, SEBI, the Government of India, and other government and regulatory agencies. The Directors would like to express thanks to all the valued clients, shareholders, banks and financial institutions, stock exchanges, rating agencies and other stakeholders for their patronage and support. The Directors would also like to take the opportunity to express their appreciation to the dedicated and committed team of employees of the Bank.

For and on behalf of the
Central Board of Directors

Arun Kumar Purwar
Chairman

Date: 28.5.2004

अनुलग्नक : गैर-बैंकिंग अनुषंगियाँ/संयुक्त उद्यम

एसबीआइ कैपिटल मार्केट्स लि. (एसबीआइ कैप)

वर्ष के दौरान एसबीआइकैप ने आधारभूत परियोजना परामर्श एवं समूहन अधिदेश, विशेषकर शहरी आधारभूत सुविधाओं एवं ऊर्जा जैसे क्षेत्रों पर, जिन्हें संवृद्धि का वाहक माना जाता है, ध्यान केंद्रित किया । जिन अन्य क्षेत्रों पर ध्यान दिया गया वे हैं - ईक्विटी के सार्वजनिक निर्गम, बुक बिल्डिंग मामले, ऋण नियोजन, दलाली एवं विक्रय तथा वितरण।

वर्ष के दौरान एसबीआइकैप का वित्तीय निष्पादन पिछले वर्ष की तुलना में बेहतर रहा । इसका कर पश्चात लाभ 63.23 करोड़ रुपए रहा, जो पिछले वर्ष की तुलना में दो गुने से भी ज्यादा है । कर पश्चात लाभ में पिछले वर्ष की तुलना में 122 प्रतिशत की संवृद्धि दर्ज हुई । एसबीआइकैप ने पिछले वर्ष घोषित 35% की तुलना में इस वर्ष 75% लाभांश घोषित किया । कंपनी का निवल लाभ एवं लाभांश अब तक का सर्वाधिक रहा।

वर्ष के दौरान एसबीआइकैप ने 29 निजी नियोजन निर्गमों का कार्य संभाला तथा 6,000 करोड़ रुपए से अधिक के निधि संग्रहण में सहभागी बना । इसके अतिरिक्त यूको बैंक, इंडियन ओवरसीज बैंक, विजया बैंक और बैंक ऑफ महाराष्ट्र इन चार बैंकों के निर्गम, बजाज इलेक्ट्रिकल्स लि. और सेंट गोबेन सेक्यूरिट इंडिया लि. के राइट्स निर्गम, आइडीबीआइ बांडों के सार्वजनिक निर्गम, भारत सरकार द्वारा आइपीसीएल के विनिवेश और पावर ट्रेडिंग कारपोरेशन तथा पेट्रोनेट एलएनजी लि. के आइपीओ का कार्य इसने सफलतापूर्वक पूरा किया । इसने विश्व के सबसे बड़े फास्फोरिक एसिड विनिर्माताओं को परामर्श-सेवाएँ भी उपलब्ध कराई।

एसबीआइ डीएफएचआइ लि.

वर्ष के दौरान डिस्काउंट एंड फाइनैंस हाउस ऑफ इंडिया (डीएफएचआइ) लि. के साथ एसबीआइ गिल्ट्स लि. का विलयन किया गया तथा संयुक्त इकाई का नाम एसबीआइ डीएफएचआइ लिमिटेड रखने का प्रस्ताव है। संयुक्त इकाई ने बोली लगाने से संबंधित वायदे पूरे किए तथा वित्तीय वर्ष 2003-04 के लिए भारतीय रिज़र्व बैंक को दिए गए प्रत्येक वचन के अनुसार सफलता अनुपात प्राप्त किया । आपसी लेनदेन का निर्धारण करने के पश्चात इस अवधि के दौरान सरकारी प्रतिभूतियों एवं राजकोष बिलों में एकमुश्त (गैर पुनर्खरीद) संयुक्त व्यवसाय 79,172.94 करोड़ रुपए रहा, जिसमें से राजकोष बिलों में व्यवसाय 14,950.30 करोड़ रुपए रहा । वर्ष 2003-04 के दौरान पुनर्खरीद (रेपो) व्यवसाय 96,349.26 करोड़ रुपए रहा । वर्ष 2003-04 में संयुक्त इकाई ने 174.09 करोड़ रुपए का कर पश्चात लाभ (कर पूर्व लाभ 276.59 करोड़ रुपए) दर्ज किया ।

एसबीआइ कार्ड्स एंड पेमेंट्स सर्विसेस लि. (एसबीआइसीपीएसएल)

एसबीआइसीपीएसएल भारत में वीज़ा पेट्रोल पर किए गए व्ययों में बाजार में अग्रणी रहा। कार्ड जारी करने की संख्या की दृष्टि से एसबीआइसीपीएसएल का बाजार अंश बढ़कर 17% हो गया। कंपनी ने मार्च 2004 को समाप्त वित्तीय वर्ष के दौरान पिछले वर्ष के 27.23 करोड़ रुपए की तुलना में 59.92 करोड़ रुपए का कर पूर्व लाभ अर्जित किया । वर्ष के दौरान कंपनी ने पहली बार 10% का लाभांश घोषित किया ।

अवसरयुक्त खंडों की संभावनाओं का दोहन करने हेतु एसबीआइसीपीएसएल ने वर्ष के दौरान निम्नलिखित नवीन कार्ड उत्पाद और सेवाएँ शुरू की:

- एसबीआइ दिल्ली, एसबीआइ हैदराबाद एवं एसबीआइ बंगलूर सिटी एफिनिटी कार्ड ;
- "फ्लेक्सिपे" किस्त ऋण कार्यक्रम ;
- एसबीआइ खाताधारकों के लिए एसबीआइ क्रेडिट कार्ड का ई-बिल भुगतान ; तथा
- एलीट कार्ड, जो मांग पर ही दिया जाता है ।

एसबीआइ लाइफ इंश्योरेंस कंपनी लि. (एसबीआइ लाइफ)

वर्ष 2003-04 इस कंपनी के परिचालन का दूसरा पूर्ण वर्ष था । मार्च 2004 के अंत तक एसबीआइ लाइफ ने लगभग 14 लाख व्यक्तियों का बीमा किया । बीमा किए गए व्यक्तियों की संख्या की दृष्टि से एसबीआइ लाइफ निजी बीमाकर्ता कंपनियों में शीर्ष स्थान पर रही और इसका बाजार अंश लगभग 14% रहा । पिछले वित्तीय वर्ष के 73 करोड़ रुपए की प्रीमियम प्राप्ति की तुलना में वर्ष 2003-04 के दौरान इसे 225 करोड़ रुपए की प्रीमियम आय हुई अर्थात् प्रीमियम में 200% की वृद्धि दर्ज हुई ।

एसबीआइ लाइफ ने मूल बैंक और उसके समूह की शक्ति का उपयोग किया । एसबीआइ और इसके सहयोगी बैंक एसबीआइ लाइफ के कारपोरेट एजेंट बन गए हैं। एसबीआइ लाइफ अब एसबीआइ समूह की 2,400 शाखाओं के जरिए अपने बीमा उत्पादों का विक्रय कर रही है । बैंकेश्युरेंस के माध्यम से बीमा विक्रय बहुत उत्साहवर्धक रहा है और 48% प्रीमियम इस माध्यम से प्राप्त हो रहा है।

Annexure: Non-Banking Subsidiaries/ Joint Ventures

SBI Capital Markets Ltd. (SBICAP)

During the year, SBICAP focused on infrastructure project advisory and syndication mandates, particularly in sectors, such as, urban infrastructure and power, which are reckoned as the growth drivers. The other focus areas were public issues of equity, book-building issues, debt placements, broking, and sales and distribution.

SBICAP's financial performance during the year was better than that in the last year. At Rs.63.23 crore, its PAT was more than twice the PAT during the last year. The PAT recorded a growth of 122% over that in the previous year. SBICAP declared a dividend of 75% as against 35% declared for the previous year. The net profit as well as the dividend was the highest ever attained by the company.

During the year, SBICAP handled 29 private placement issues and was associated with funds raised to the tune of over Rs.6,000 crore. Further, it had successfully concluded four bank issues, namely, UCO Bank, Indian Overseas Bank, Vijaya Bank and Bank of Maharashtra, Rights Issues of Bajaj Electricals Ltd., and Saint-Gobain Sekurit India Ltd., Public issue of IDBI bonds, Disinvestment by the Government of India in IPCL and IPOs of Power Trading Corporation and Petronet LNG Ltd. It also provided advisory services to the world's largest phosphoric acid manufacturer.

SBI DFHI Ltd.

SBI Gilts Ltd., has merged with Discount and Finance House of India (DFHI) Ltd., during the year and the combined entity is proposed to be renamed as SBI DFHI Ltd. The combined entity has completed the bidding commitments and achieved the success ratio as per the undertakings given individually to RBI for the financial year 2003-04. After netting out the transactions with each other, the total outright (Non Repo) combined turnover of government securities and treasury bills during the period stood at Rs.79,172.94 crore, out of which the turnover in treasury bills amounted to Rs.14,950.30 crore. The Repo turnover amounted to Rs.96,349.26 crore during 2003-04. The combined entity posted a post-tax profit of Rs.174.09 crore (PBT at Rs.276.59 crore) for the year 2003-04.

SBI Cards & Payments Services Ltd. (SBICPSL)

SBICPSL achieved Market Leadership in petrol spends for all VISA cards in India. SBICPSL increased its market share to 17% in terms of number of cards issued. The company achieved a profit before tax of Rs.59.92 crore during the financial year ended March 2004 as against Rs.27.23 crore in the previous year. The company also declared its maiden dividend of 10% during the year.

SBICPSL has launched innovative card products and services to tap the potential in niche segments during the year:

- SBI Delhi, SBI Hyderabad and SBI Bangalore city affinity cards;
- "Flexipay", an instalment loan programme;
- e-bill payment of SBI Credit Card for SBI account holders; and
- Elite card which is offered by invitation only.

SBI Life Insurance Company Ltd. (SBI Life)

The year 2003-04 was the 2nd full year of operations for the company. As at end-March 2004, SBI Life covered nearly 14 lakh lives. It emerged as the top private insurer in terms of number of lives covered with a market share of about 14%. It received a premium income of Rs.225 crore for the year 2003-04 as against the premium receipt of Rs.73 crore during the last financial year, recording a 200% premium growth.

SBI Life leveraged the strength of its parent bank and its group. SBI and its Associate Banks became the Corporate Agents of SBI Life. SBI Life is now selling its insurance products through 2,400 branches of SBI Group. Selling of insurance through bancassurance channel has been very encouraging with about 48% of the total premium being received through this channel.

एसबीआइ लाइफ ने एसबीआइ और इसके सहयोगी बैंकों के माध्यम से उत्पाद बेचने के अलावा अग्रणी सार्वजनिक क्षेत्र के बैंकों के माध्यम से चुनिंदा उत्पादों का विक्रय करके अपने आधार को और बढ़ाया है ।

यद्यपि बीमा उत्पादों के वितरण हेतु बैंकेश्युरेंस एसबीआइ लाइफ का मुख्य माध्यम बना रहेगा, तथापि यह एजेंसी माध्यम सहित वैकल्पिक माध्यमों को धीरे-धीरे एवं स्थायी रूप से सुदृढ़ करती जा रही है । इसने 3,500 से भी अधिक एजेंटों को भर्ती किया है और 17 अग्रणी दलाल फर्मों एवं 12 कारपोरेट एजेंटों का पैनल तैयार किया है । इसके अलावा इसने एसबीआइ कार्ड, एसबीआइ म्यूचुअल फंड और सुंदरम फाइनैंस जैसी एजेंसियों के माध्यम से अपने उत्पाद बेचे हैं ।

एसबीआइ लाइफ ने वर्ष के दौरान कई नए-नए उत्पाद प्रारंभ किए । अपने उत्पादों, विपणन एवं विज्ञापन अभियानों के लिए उसे राष्ट्रीय एवं अंतर्राष्ट्रीय प्रशंसा तथा अवार्ड मिले ।

एसबीआइ फंड्स मैनेजमेंट प्रा.लि. (एसबीआइएफएमपीएल)

वर्ष 2003-04 के दौरान समग्र रूप से अनुकूल रही आर्थिक स्थिति का सकारात्मक प्रभाव म्यूचुअल फंड उद्योग पर रहा। एसबीआइएफएमपीएल ने निरंतर स्वरूप की निधियों में वर्ष के दौरान 12,450 करोड़ रुपए का अंतर्वाह सूचित किया है । कुल प्रतिदान 10,523 करोड़ रुपए रहा । इस प्रकार पिछले वर्ष के 686 करोड़ रुपए के निवल अंतर्वाह की तुलना में इस वर्ष निवल अंतर्वाह 1,927 करोड़ रुपए रहा । एसबीआइएफएमपीएल द्वारा योजनाओं के बेहतर निष्पादन और अच्छे विपणन प्रयासों से यह संभव हो पाया । प्रबंधन के तहत घरेलू निधियों की निवल परिसंपत्तियाँ 31 मार्च 2003 के 3,312 करोड़ रुपए की तुलना में 31 मार्च 2004 को 5,340 करोड़ रुपए रहीं । परिसंपत्ति प्रबंधन कंपनी ने पिछले वर्ष के 6.21 करोड़ रुपए की तुलना में इस वर्ष करोपरांत 10.09 करोड़ रुपए का निवल लाभ सूचित किया है तथा 10% लाभांश घोषित किया है।

एसबीआइ फैक्टर्स एंड कमर्शल सर्विसेस लि. (एसबीआइ फैक्टर्स)

उद्योग एवं अर्थव्यवस्था में सर्वत्र उन्नति एसबीआइ फैक्टर्स के लिए लाभदायक सिद्ध हुई । वर्ष 2003-04 के दौरान एसबीआइ फैक्टर्स का व्यवसाय आवर्त 731.64 करोड़ रुपए, पूर्व भुगतान बकाया 148.80 करोड़ रुपए तथा कर पूर्व लाभ एवं प्रावधान 8.25 करोड़ रुपए रहा ।

बिना आश्रय आढ़त, क्रय बिल आढ़त एवं साख पत्र के अधीन मीयादी बिल आढ़त जैसे विभिन्न उत्पादों को ग्राहकों ने बहुत पसंद किया । चार वर्ष के अंतराल के बाद एसबीआइ फैक्टर्स ने वर्ष 2003-04 के लिए 5% लाभांश घोषित किया ।

क्रेडिट इंफर्मेशन ब्यूरो (इंडिया) लि. (सिबिल)

सिबिल को भारतीय स्टेट बैंक ने एचडीएफसी, डून एंड ब्राडस्ट्रीट इंफर्मेशन सर्विसेज इंडिया प्रा.लि. और ट्रांस यूनियन इंटरनेशनल इनकार्पोरेटेड के साथ संयुक्त रूप से स्थापित किया है । यह ऋण खातों संबधी जानकारी के केंद्रीय डाटाबैस के रूप में कार्य करेगा । विभिन्न वर्गों के ऋणदाता (बैंक, वित्तीय संस्थान, गैर-बैंकिंग वित्तीय कंपनियाँ और आवास वित्त कंपनियाँ) सिबिल की सदस्यता ग्रहण करते हैं एवं अपने वैयक्तिक तथा व्यावसायिक सभी ऋण खातों के आंकड़े सिबिल के डाटाबैस को उपलब्ध कराते हैं । बदले में सिबिल अपने डाटाबैस में शामिल कर आंकड़ों को वैधता प्रदान करता है, संग्रहीत करता है और स्टोर करके रखता है। यह डाटा सदस्यों को केवल ऋण संबंधी निर्णय लेने के उद्देश्य से समेकित ऋण सूचना रिपोर्ट (सीआइआर) के रूप में उपलब्ध कराया जाता है ।

87 ऋणदाता सिबिल के सदस्य हैं । भारत में वितरित ऋणों का अधिकांश भाग इन्हीं का है । इस समय सिबिल अपनी वेबसाइट पर 1 करोड़ रुपए से अधिक के वाद दाखिल खातों और जानबूझकर चूक करने वाले 25 लाख रुपए से अधिक के वाद दाखिल खातों की सूची प्रकाशित करता है ।

एसेट रिकंस्ट्रक्शन कंपनी (इंडिया) लि. (एआरसीआइएल)

एसबीआइ, आइडीबीआइ, आइसीआइसीआइ बैंक, एचडीएफसी, एचडीएफसी बैंक, साउथ इंडियन बैंक, फेडरल बैंक तथा आइडीबीआइ बैंक द्वारा संयुक्त रूप से प्रवर्तित एसेट रिकंस्ट्रक्शन कंपनी वित्तीय परिसंपत्तियों का प्रतिभूतिकरण और पुनर्गठन तथा प्रतिभूति हित प्रवर्तन अधिनियम 2002 के अधीन गठित की गई पहली कंपनी है । 31 मार्च 2004 को एसेट रिकंस्ट्रक्शन कंपनी इंडिया लिमिटेड के पास 10 करोड़ रुपए की प्राधिकृत, निर्गमित एवं अभिदत्त पूंजी थी । कंपनी की ईक्विटी में एसबीआइ, आइसीआइसीआइ बैंक एवं आइडीबीआइ प्रत्येक का हिस्सा 24.5% और शेष में से प्रत्येक का 5.3% है । कंपनी को भारतीय रिज़र्व बैंक द्वारा 29 अगस्त 2003 को पंजीकृत किया गया था और वित्तीय वर्ष 2004 में यह लगभग सात महीनों के लिए परिचालन में थी । इस अवधि के दौरान कंपनी ने विभिन्न बैंकों एवं वित्तीय संस्थानों के 116 उधारकर्ताओं के संबंध में 7,050 करोड़ रुपए की कुल बकाया राशियों के साथ 1,605 करोड़ रुपए के कुल अभिग्रहण मूल्य पर वित्तीय परिसंपत्तियाँ अधिगृहीत की ।

Apart from selling products through the Bank and its Associate Banks, SBI Life widened its base by selling select insurance products through leading public sector banks.

Though bancassurance would be its main channel of distributing insurance products, SBI Life has been slowly and steadily strengthening alternate channels including Agency channel. It recruited more than 3,500 agents and also empanelled 17 leading broking firms and 12 corporate agents. Besides, it sold its products through agencies like SBI Cards, SBI Mutual Fund and Sundaram Finance.

SBI Life introduced several novel and innovative products during the year. It received international and national appreciation and awards for its products, marketing and advertisement campaigns.

SBI Funds Management Pvt. Ltd. (SBIFMPL)

The overall favourable economic situation during 2003-04 had a positive impact on the mutual funds industry. SBIFMPL reported a total inflow of Rs.12,450 crore in the open-ended funds during the year. Total redemption amounted to Rs.10,523 crore, leaving a net inflow of Rs.1,927 crore for the year as against a net inflow of Rs.686 crore in the previous year, due to the improved performance of SBIFMPL's schemes as well as good marketing efforts. The total net assets of domestic funds under management stood at Rs.5,340 crore as on the 31st March 2004 as against Rs.3,312 crore as on the 31st March 2003. The asset management company reported a net profit of Rs.10.09 crore after tax for the year, as against Rs.6.21 crore in the previous year and declared a dividend of 10%.

SBI Factors and Commercial Services Ltd. (SBIFACTORS)

The general upturn in industries and the economy proved beneficial to SBIFACTORS. During 2003-04, it had a business turnover of Rs.731.64 crore; the prepayment outstandings were at Rs.148.80 crore and profit before tax and provisions was Rs.8.25 crore.

The product variants like Without Recourse Factoring, Purchase Bill Factoring and Factoring of Usance Bills under LC, etc., have been well received by the clients. SBIFACTORS has declared a dividend of 5% for the year 2003-04 after a gap of four years.

Credit Information Bureau (India) Ltd. (CIBIL)

CIBIL has been established by SBI jointly with HDFC, Dun & Bradstreet Information Services India Private Ltd., and Trans Union International Inc., to serve as a central database for information on borrower accounts. Credit grantors of various categories (banks, FIs, SFCs, NBFCs and HFCs) subscribe to the membership of CIBIL and contribute data on all their borrower accounts – individuals as well as businesses – to the CIBIL database. CIBIL in turn validates, collates and stores the data in its database. The data is made available to the members in the form of consolidated credit information reports (CIR) only for the purpose of taking credit decisions.

CIBIL has a membership of 87 credit grantors which covers a major portion of the credit dispensed in India. CIBIL, at present, publishes on its website lists of suit-filed accounts of Rs.1 crore and above and suit-filed accounts (willful defaulters) of Rs.25 lakh and more.

Asset Reconstruction Company (India) Ltd. (ARCIL)

ARCIL, jointly promoted by SBI, IDBI, ICICI Bank, HDFC, HDFC Bank, South Indian Bank, Federal Bank and IDBI Bank, is the first Asset Reconstruction Company to be set up under the SARFAESI Act 2002. ARCIL has an authorized, issued and subscribed capital of Rs.10 crore as on the 31st March 2004. SBI, ICICI Bank and IDBI have 24.5% share each in the company's equity, while the others have 5.3% each. The Company was granted registration by RBI on the 29th August 2003, and has been in operation for about seven months in the fiscal year 2004. During this period, the company has acquired financial assets in respect of 116 borrowers from various banks and FIs with Rs.7,050 crore total dues at an aggregate acquisition price of Rs.1,605 crore.

कारपोरेट अभिशासन

भूमिका

बैंक ने शेयर-बाजारों के साथ सूचीकरण-करार के खंड 49 के अनुसार कारपोरेट अभिशासन कोड की सभी महत्वपूर्ण अपेक्षाओं की पूर्ति की है। सूचीकरण-करार के कारपोरेट आभिशासन कोड के कार्यान्वियन पर बैंक द्वारा एक रिपोर्ट नीचे प्रस्तुत है ।

अभिशासन-कोड के प्रति बैंक का दृष्टिकोण

भारतीय स्टेट बैंक कारपोरेट अभिशासन के क्षेत्र में सर्वश्रेष्ठ व्यवहार के लिए प्रतिबद्ध है । बैंक को विश्वास है कि उपयुक्त कारपोरेट अभिशासन से व्यवसाय के प्रभावी प्रबंधन और नियंत्रण में आसानी होती है। इसके फलस्वरूप बैंक कारोबारी सदाचार का उच्च स्तर बनाए रख सकता है और अपने सभी हितधारकों को इष्टतम परिणाम दे सकता है। संक्षेप में इसके उद्देश्य हैं :

- शेयरधारकों की पूँजी में वृद्धि करना ।
- ग्राहकों, कर्मचारियों तथा समग्र समाज के साथ-साथ शेयरधारकों तथा अन्य हितधारकों के हितों की रक्षा करना ।
- संप्रेषण में पारदर्शिता और ईमानदारी सुनिश्चित करना तथा सभी संबंधित पक्षों को संपूर्ण, सही और स्पष्ट सूचना उपलब्ध कराना ।
- निष्पादन संबंधी उत्तरदायित्व सुनिश्चित करना तथा सभी स्तरों पर उत्कृष्टता प्राप्त करना ।
- उच्चतम गुणवत्तापूर्ण ऐसा कारपोरेट नेतृत्व प्रदान करना जो दूसरों के लिए अनुकरणीय हो ।

बैंक निम्नलिखित बातों के लिए प्रतिबद्ध है :

- यह सुनिश्चित करना कि बैंक का निदेशक बोर्ड नियमित बैठकें करे, प्रभावी नेतृत्व प्रदान करे, प्रबंधन पर नियंत्रण रखे तथा कार्यपालकों के निष्पादन की निगरानी करे ।
- कार्यनीतिक नियंत्रण की रूपरेखा तय करना तथा इसकी प्रभावोत्पादकता की निरंतर समीक्षा करना ।
- नीति-विकास, कार्यान्वियन एवं समीक्षा, निर्णयन, निगरानी, नियंत्रण और रिपोर्टिंग के लिए सुस्पष्ट रूप से लिखित एवं पारदर्शी प्रबंधन प्रक्रिया स्थापित करना ।
- बोर्ड को यथावश्यक सभी प्रासंगिक सूचनाएँ, सलाह और संसाधन उपलब्ध कराना ताकि वह अपनी भूमिका का निर्वाह प्रभावी ढंग से कर सके ।
- यह सुनिश्चित करना कि अध्यक्ष, कार्यपालक-प्रबंधन के सभी पहलुओं के प्रति उत्तरदायी हों तथा बैंक के निष्पादन और बोर्ड द्वारा निर्धारित नीतियों के कार्यान्वियन के लिए बोर्ड के प्रति जवाबदार हों। अध्यक्ष की भूमिका भारतीय स्टेट बैंक अधिनियम, 1955 तथा इसमें किए गए सभी संबंधित संशोधनों से भी दिशानिर्देशित होती हो ।
- यह सुनिश्चित करना कि बोर्ड द्वारा निर्धारित सभी प्रयोज्य संविधियों, विनियमों और अन्य कार्यविधियों, नीतियों का अनुपालन सुनिश्चित करने और यदि कोई विचलन हो, तो उसकी सूचना बोर्ड को देने के लिए किसी वरिष्ठ कार्यपालक को बोर्ड के प्रति उत्तरदायी बनाया जाए ।

निदेशक-बोर्ड

भारतीय स्टेट बैंक का गठन वर्ष 1955 में संसद द्वारा पारित भारतीय स्टेट बैंक अधिनियम, 1955 से हुआ । इस अधिनियम के अनुसार केंद्रीय निदेशक-बोर्ड का गठन किया गया था। बोर्ड इस अधिनियम के उपबंधों का अनुपालन करता है ।

बोर्ड की अध्यक्षता बैंक के अध्यक्ष करते हैं । दो प्रबंध निदेशक भी बोर्ड के सदस्य हैं । 31 मार्च 2004 को बोर्ड के सदस्यों के रूप में 13 अन्य निदेशक (गैर-कार्यपालक) थे, जिनमें शैक्षिक, औद्योगिक और लेखा-फर्मों की प्रतिष्ठित हस्तियाँ शामिल हैं । ये भारतीय रिज़र्व बैंक, भारत सरकार, शेयरधारकों, बैंक के कामगार और गैर-कामगार स्टाफ का प्रतिनिधित्व करते हैं । विभिन्न निदेशकों की नियुक्ति भारतीय स्टेट बैंक अधिनियम, 1955 की धारा 19 के विभिन्न खंडों के अनुसार की जाती है। अध्यक्ष की नियुक्ति धारा 19 (क) के अंतर्गत और प्रबंध निदेशकों की नियुक्ति अधिनियम की धारा 19 (ख) के अंतर्गत की जाती है । बैंक बोर्ड में शामिल गैर-कार्यपालक निदेशकों में से :

क) एक निदेशक धारा 19 (खख) के अंतर्गत नियुक्त किए जाते हैं जो स्थानीय बोर्ड के अध्यक्ष होते हैं,

ख) चार निदेशक धारा 19 (ग) के अंतर्गत नियुक्त किए जाते हैं, जो शेयरधारकों द्वारा निर्वाचित होते हैं,

ग) एक निदेशक धारा 19 (गक) के अंतर्गत नियुक्त किए जाते हैं, जो बैंक के कामगार स्टाफ का प्रतिनिधित्व करते हैं,

घ) एक निदेशक धारा 19 (गख) के अंतर्गत नियुक्त किए जाते हैं, जो बैंक के गैर-कामगार स्टाफ का प्रतिनिधित्व करते हैं,

Introduction

The Bank has complied, in all material respects, with the Corporate Governance Code as per clause 49 of the Listing Agreement with the Stock Exchanges. A report on the implementation of the Corporate Governance Code of the Listing Agreement by the Bank is furnished below.

The Bank's Philosophy on Code of Governance

The State Bank of India is committed to the best practices in the area of corporate governance. The Bank believes that proper corporate governance facilitates effective management and control of business. This, in turn, enables the Bank to maintain a high level of business ethics and to optimize the value for all its stakeholders. The objectives can be summarized as:

- To enhance shareholder value.
- To protect interest of shareholders and other stakeholders including customers, employees and society at large.
- To ensure transparency and integrity in communication and to make available full, accurate and clear information to all concerned.
- To ensure accountability for performance and to achieve excellence at all levels.
- To provide corporate leadership of highest standard for others to emulate.

The Bank is committed to:

- Ensuring that the Bank's Board of Directors meet regularly, provides effective leadership, exercises control over management and monitors executive performance.
- Establishing a framework of strategic control and continuously review its efficacy.
- Establishing clearly documented and transparent management processes for policy development, implementation and review, decision-making, monitoring, control and reporting.
- Providing free access to the Board to all relevant information, advices and resources as are necessary to enable it to carry out its role effectively.
- Ensuring that the Chairman has responsibility for all aspects of executive management and is accountable to the Board for the ultimate performance of the Bank and implementation of the policies laid down by the Board. The role of the Chairman is also guided by the SBI Act, 1955 with all relevant amendments.
- Ensuring that a senior executive is made responsible to the Board in respect of compliance issues with all applicable statutes, regulations and other procedures, policies as laid down by the Board and report deviation, if any, to the Board.

Board of Directors

The State Bank of India was formed in 1955 by an Act of the Parliament, i.e., The State Bank of India Act, 1955. A Central Board of Directors was constituted according to the Act, and the Board complies with the provisions of the Act.

The Board is headed by the Chairman of the Bank. Two Managing Directors are also members of the Board. As on March 31, 2004, there were 13 other directors (non-executive) as members of the Board comprising eminent personalities from academics, industries and accounting firms. They represented the RBI, Government of India, shareholders, workmen and non-workmen staff of the Bank. The directors are appointed according to various clauses of Section 19 of the State Bank of India Act, 1955. The Chairman is appointed under Section 19(a) and the Managing Directors under Section 19(b) of the Act. Among the non-executive directors who are on the Board of the Bank:

a) one director is appointed under Section 19(bb), being the president of the local board,

b) four directors are appointed under Section 19(c), being elected by the shareholders,

c) one director is appointed under Section 19(ca), representing the workmen staff of the Bank,

ङ) चार निदेशक धारा 19 (घ) के अंतर्गत नियुक्त किए जाते हैं, जो केंद्र सरकार द्वारा नामित होते हैं,

च) एक निदेशक धारा 19 (ङ) के अंतर्गत नियुक्त किए जाते हैं, जो केंद्र सरकार द्वारा नामित होते हैं, और

छ) एक निदेशक धारा 19 (च) के अंतर्गत नियुक्त किए जाते हैं, जो भारतीय रिज़र्व बैंक द्वारा नामित होते हैं,

गैर-कार्यपालक निदेशकों का संक्षिप्त परिचय अनुलग्नक I में प्रस्तुत किया गया है और अन्य बोर्डों/ समितियों में उनके द्वारा धारित निदेशक पदों/ सदस्यताओं का विवरण अनुलग्नक II में प्रस्तुत किया गया है ।

समितियाँ

केंद्रीय बार्ड ने निदेशकों की पाँच समितियाँ गठित की हैं । ये हैं - (1) कार्यकारिणी समिति, (2) लेखा-परीक्षा समिति, (3) शेयरधारक/ निवेशक शिकायत निवारण समिति, (4) बोर्ड की जोखिम-प्रबंधन समिति, और (5) बड़ी राशि (1 करोड़ रुपए तथा उससे अधिक) की धोखाधड़ियों की निगरानी के लिए निदेशकों की विशेष समिति।

केंद्रीय बोर्ड और समितियों की बैठकें

बैंक की अपेक्षाओं के अनुसार बैंक के केंद्रीय बोर्ड की बैठकें नियमित रूप से होती हैं और वर्ष में कम से कम छह बैठकें आयोजित की जाती हैं । वर्ष 2003-04 में निदेशक-बोर्ड की बैठकों में प्रत्येक निदेशक की उपस्थिति का विवरण अनुलग्नक III में प्रस्तुत किया गया है ।

वर्ष 2003-04 के दौरान केंद्रीय बोर्ड की 8 बैठकें आयोजित हुईं । बैठकों की तिथियां और निदेशकों की उपस्थिति तालिका 10 में प्रस्तुत की गई है।

तालिका 10 : बोर्ड की बैठकों में उपस्थिति

बैठक की तिथि	उपस्थित निदेशकों की संख्या		
	गैर-कार्यपालक	अध्यक्ष सहित पूर्णकालिक	योग
26.05.2003	6	2	8
19.06.2003	5	3	8
24.07.2003	7	2	9
01.09.2003	9	2	11
30.10.2003	11	2	13
26.12.2003	7	3	10
30.01.2004	11	3	14
23.03.2004	9	3	12

कार्यकारिणी समिति

केंद्रीय बोर्ड की कार्यकारिणी समिति (ईसीसीबी) का गठन भारतीय स्टेट बैंक अधिनियम 1955 की धारा 30 के अनुसार किया जाता है । इस अधिनियम के अनुसार केंद्रीय बोर्ड की कार्यकारिणी समिति बोर्ड द्वारा प्रत्यायोजित अधिकारों का उपयोग करती है और बोर्ड द्वारा निर्धारित शर्तों के अनुसार कार्य करती है । भारतीय स्टेट बैंक सामान्य विनियम (46 एवं 47) में प्रावधान है कि केंद्रीय बोर्ड के सामान्य अथवा विशेष निदेशों के अधीन केंद्रीय बोर्ड की कार्यकारिणी समिति केंद्रीय बोर्ड की क्षमता में आने वाले किसी भी मामले पर कार्य कर सकती है । केंद्रीय बोर्ड की कार्यकारिणी समिति में अध्यक्ष, प्रबंध निदेशक, भारतीय स्टेट बैंक अधिनियम की धारा 19 के खंड (च) के अंतर्गत नामित निदेशक और भारत में जिस स्थान पर बैठक आयोजित की गई हो, उस स्थान पर सामान्य रूप से निवास कर रहे अथवा उस समय वहाँ उपस्थित सभी या कोई अन्य निदेशक शामिल होते हैं । केंद्रीय बोर्ड की कार्यकारिणी समिति की एक बैठक हर सप्ताह आयोजित की जाती है । केंद्रीय बोर्ड की कार्यकारिणी समिति की जिन बैठकों में गैर-कार्यपालक निदेशक उपस्थित हुए थे, उनकी संख्या तालिका 11 में प्रस्तुत की गई है ।

तालिका 11 : केंद्रीय बोर्ड की कार्यकारिणी समिति (ईसीसीबी) की बैठकों में उपस्थिति

निदेशक (गैर-कार्यपालक)	ईसीसीबी की बैठकों की संख्या
1 श्री के.पी.झुनझुनवाला *(16.3.2000 से)*	41
2 डॉ. आइ.जी.पटेल *(1.9.01 से)*	17
3 श्री अजय जी. पीरामल *(1.9.01 से)*	9
4 श्री पी.आर.खन्ना *(10.9.02 से)*	23
5 श्री सुमन कुमार बेरी *(10.9.02 से)*	27
6 श्री ए.सी.कलिता *(15.7.03 से)*	18
7 श्री शांता राजु *(20.5.99 से)*	23
8 डॉ. के.एस.पारीख *(17.7.01 से)*	9
9 श्री अरुण सिंह *(25.7.03 से)*	15
10 श्री राजीव पांडे *(23.1.04 से)*	6
11 श्री पीयूष गोयल *(23.1.04 से)*	9
12 श्री एन.एस. सिसोदिया *(11.7.03 से)*	5
13 श्रीमती के.जे.उदेशी *(5.9.03 तक)*	3
14 डॉ. राकेश मोहन *(26.12.03 तक)*	3
15 श्री ए.वी.सरदेसाई *(27.12.03 से)*	7

लेखा-परीक्षा समिति

बोर्ड की लेखा-परीक्षा समिति (एसीबी) का गठन 27.7.1994 को किया गया था । इस समिति की संरचना एवं कार्य निम्नानुसार हैं :

d) one director is appointed under Section 19(cb), representing the non-workmen staff of the Bank,

e) four directors are appointed under Section 19(d), being nominated by the Central Government,

f) one director is appointed under Section 19(e), being nominated by the Central Government, and

g) one director is appointed under Section 19(f), being nominated by the Reserve Bank of India.

A brief resume of the non-executive Directors is presented in Annexure I, and particulars of the directorships/memberships held by them in other Boards/Committees are presented in Annexure II.

Committees

The Central Board has constituted five Committees of Directors, namely, (1) Executive Committee, (2) Audit Committee, (3) Shareholders'/Investors' Grievance Committee, (4) Risk Management Committee of the Board and (5) Special Committee of Directors for Monitoring Large Value Frauds (Rs.1 crore and above)

Meetings of the Central Board and the Committees

The Bank's Central Board meets regularly as per the requirements of the Bank with minimum six meetings in a year. Details of attendance of each Director at the Board of Directors meetings in 2003-04 are given in Annexure III.

During the year 2003-04, 8 Central Board Meetings were held. The dates of the meetings and attendance of the directors are given in Table 10.

Table 10: Attendance of Board Meetings

Date of the Meeting	No. of Directors Attended		
	Non-Executive	Whole-time including Chairman	Total
26.05.2003	6	2	8
19.06.2003	5	3	8
24.07.2003	7	2	9
01.09.2003	9	2	11
30.10.2003	11	2	13
26.12.2003	7	3	10
30.01.2004	11	3	14
23.03.2004	9	3	12

Executive Committee

The Executive Committee of the Central Board (ECCB) is constituted according to Section 30 of the SBI Act, 1955. According to the Act, ECCB exercises powers delegated by the Board and functions subject to the conditions imposed by the Board. The State Bank of India General Regulations (46 & 47) provide that, subject to the general or special directions of the Central Board, ECCB may deal with any matter within the competence of the Central Board. ECCB consists of the Chairman, the Managing Directors, the Director nominated under clause (f) of Section 19 of the SBI Act, and all or any of the other Directors who are normally residents or may for the time being be present at any place within India where the meeting is held. The ECCB meetings are held once in every week. The number of ECCB meetings attended by the non-executive directors is given in Table 11.

Table 11: Attendance of ECCB Meetings

Directors (Non-executive)	No. of ECCB meetings
1. Shri K.P. Jhunjhunwala *(from 16.3.2000)*	41
2. Dr. I.G. Patel *(from 1.9.01)*	17
3. Shri Ajay G. Piramal *(from 1.9.01)*	9
4. Shri P.R. Khanna *(from 10.9.02)*	23
5. Shri Suman Kumar Bery *(from 10.9.02)*	27
6. Shri A.C. Kalita *(from 15.7.03)*	18
7. Shri Shantha Raju *(from 20.5.99)*	23
8. Dr. K.S. Parikh *(from 17.7.01)*	9
9. Shri Arun Singh *(from 25.7.03)*	15
10. Shri Rajiv Pandey *(from 23.1.04)*	6
11. Shri Piyush Goyal *(from 23.1.04)*	9
12. Shri N.S. Sisodia *(from 11.7.03)*	5
13. Smt. K.J. Udeshi *(upto 5.9.03)*	3
14. Dr. Rakesh Mohan *(upto 26.12.03)*	3
15. Shri A.V. Sardesai *(from 27.12.03)*	7

Audit Committee

The Audit Committee of the Board (ACB) was constituted on 27.7.1994. The composition and functions of the ACB are placed below:

बोर्ड की लेखा-परीक्षा समिति की संरचना :

क) बोर्ड की लेखा-परीक्षा समिति में निदेशक-बोर्ड के 6 सदस्य हैं। इनमें दो पूर्णकालिक निदेशक, दो सरकारी निदेशक (सरकार तथा भारतीय रिज़र्व बैंक के नामिती) तथा दो गैर-सरकारी, गैर-कार्यपालक निदेशक हैं, जिनमें से एक सनदी लेखाकार हैं ।

ख) बोर्ड की लेखा-परीक्षा समिति की बैठकों की अध्यक्षता बैंक के पूर्णकालिक निदेशकों के बजाय किसी गैर-कार्यपालक निदेशक द्वारा की जाती है ।

बोर्ड की लेखा-परीक्षा समिति के कार्य

क) बोर्ड की लेखा-परीक्षा समिति बैंक के समस्त लेखा-परीक्षा कार्य के परिचालन हेतु दिशानिर्देश देती है तथा उनका पर्यवेक्षण भी करती है । समस्त लेखा-परीक्षा कार्य से आशय बैंक के भीतर आंतरिक लेखा-परीक्षा एवं निरीक्षण की व्यवस्था, परिचालन और गुणवत्ता-नियंत्रण तथा बैंक की सांविधिक/बाह्य लेखा-परीक्षा और भारतीय रिज़र्व बैंक के निरीक्षण से संबंधित अनुवर्ती कार्रवाई करने से है ।

ख) बोर्ड की लेखा-परीक्षा समिति बैंक में आंतरिक निरीक्षण/लेखा-परीक्षा कार्यप्रणाली, उसकी गुणवत्ता एवं अनुवर्तन की दृष्टि से प्रभावकारिता की समीक्षा करती है । यह समिति विशेषीकृत एवं बहुत बड़ी शाखाओं तथा असंतोषजनक श्रेणी की सभी शाखाओं की निरीक्षण-रिपोर्टों की भी समीक्षा करती है । यह समिति निम्नलिखित के अनुवर्तन पर विशेष ध्यान भी देती है :

- अंतर-शाखा समायोजन खाते ।
- अंतर-बैंक खातों तथा नॉस्ट्रो खातों की लंबे समय से समाधान न हुई प्रविष्टियाँ ।
- विभिन्न शाखाओं की बहियों के समतुलन का बकाया कार्य ।
- धोखाधड़ियाँ ।
- आंतरिक लेखा-कार्य और व्यवस्था से संबंधित अन्य सभी प्रमुख क्षेत्र ।

ग) यह बैंक के अनुपालन विभाग से अर्ध वार्षिक रिपोर्टें प्राप्त करती है तथा उनकी समीक्षा करती है ।

घ) सांविधिक लेखा-परीक्षाओं के संबंध में, बोर्ड की लेखा-परीक्षा समिति विस्तृत (लांग-फार्म) लेखा-परीक्षा रिपोर्टों में उठाए गए सभी विषयों पर अनुवर्ती कार्रवाई करती है । वार्षिक/अर्धवार्षिक वित्तीय खातों एवं रिपोर्टों को अंतिम रूप देने से पूर्व यह समिति बाह्य लेखा-परीक्षकों से विचार-विमर्श करती है ।

बोर्ड की लेखा-परीक्षा समिति के सदस्य हैं :

1. श्री पी.आर.खन्ना - निदेशक, अध्यक्ष (लेखा-परीक्षा समिति)
2. श्री सी. भट्टाचार्य, प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग एवं सहयोगी तथा अनुषंगियाँ) - सदस्य
3. श्री के.अशोक किणी, प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग) - सदस्य
4. श्री एन.एस. सिसोदिया, भारत सरकार के नामिती - सदस्य
5. श्री ए.वी.सरदेसाई, भारतीय रिज़र्व बैंक के नामिती - सदस्य
6. श्री सुमन कुमार बेरी, निदेशक - सदस्य

आंतरिक नियंत्रण, प्रणालियों एवं कार्यविधियों तथा भारतीय रिज़र्व बैंक के दिशा-निर्देशानुसार अपेक्षित अन्य पहलुओं से संबंधित विभिन्न मामलों की समीक्षा करने हेतु बोर्ड की लेखा-परीक्षा समिति की वर्ष के दौरान 8 बैठकें (तालिका 12) आयोजित की गईं ।

तालिका 12 : बोर्ड की लेखा-परीक्षा समिति की बैठकों में उपस्थिति

बैठक की तिथि	उपस्थित निदेशकों की संख्या		
	गैर-कार्यपालक	पूर्णकालिक	कुल
24.05.2003	2	1	3
18.06.2003	2	2	4
24.07.2003	3	1	4
15.09.2003	2	1	3
20.10.2003	3	1	4
13.12.2003	2	1	3
29.01.2004	2	2	4
11.03.2004	4	2	6

परिसंपत्ति-देयता प्रबंधन समिति

बैंक में परिसंपत्ति-देयता प्रबंधन समिति (एएलएमसी) का गठन 29 जुलाई 1999 को किया गया था । इस समिति में निदेशक बोर्ड के पाँच सदस्य - दो प्रबंध निदेशक और तीन गैर-कार्यपालक निदेशक हैं। वरिष्ठ प्रबंध निदेशक (और उनकी अनुपस्थिति में दूसरे प्रबंध निदेशक) परिसंपत्ति-देयता प्रबंधन समिति की बैठकों की अध्यक्षता करते हैं । वर्ष के दौरान परिसंपत्ति-देयता प्रबंधन समिति की एक बैठक आयोजित की गई (तालिका-13) ।

तालिका 13 : परिसंपत्ति-देयता प्रबंधन समिति की बैठकों में उपस्थिति

बैठक की तिथि	उपस्थित निदेशकों की संख्या
01.10.2003	3

Composition of the ACB

a) The ACB has six members of the Board of Directors, including two whole time Directors, two official Directors (nominees of Government and RBI), and two non-official, non-executive Directors, one of whom is a Chartered Accountant.

b) Meetings of the ACB are chaired by any one of the non-executive Directors and not by the whole time Directors of the Bank.

Functions of ACB

a) ACB provides direction as also oversees the operation of the total audit function in the Bank. Total audit function implies the organization, operationalisation and quality control of internal audit and inspection within the Bank and follow-up on the statutory/external audit of the Bank and inspection of RBI.

b) ACB reviews the internal inspection/audit functions in the Bank – the system, its quality and effectiveness in terms of follow-up. It reviews the inspection reports of specialized and extra-large branches and all branches with unsatisfactory ratings. It also, especially, focuses on the follow-up of:

- Inter-branch adjustment accounts.
- Unreconciled long outstanding entries in inter-bank accounts and nostro accounts.
- Arrears in balancing of books at various branches.
- Frauds.
- All other major areas of housekeeping.

c) It obtains and reviews half-yearly reports from the Compliance Department in the Bank.

d) Regarding statutory audits, ACB follows up on all the issues raised in the Long Form Audit Reports. It interacts with the external auditors before the finalization of the annual/semi-annual financial accounts and reports.

The members of the ACB are:

1. Shri P.R. Khanna – Director, Chairman (ACB)
2. Shri C. Bhattacharya, MD & GE (CB & A&S) – Member
3. Shri K. Ashok Kini, MD & GE (NB) - Member
4. Shri N.S. Sisodia – GOI Nominee – Member
5. Shri A.V. Sardesai, RBI Nominee – Member
6. Shri Suman Kumar Bery – Director – Member

During the year, 8 meetings of ACB (Table 12) were held to review the various matters connected with the internal control, systems and procedures and other aspects as required in terms of the RBI guidelines.

Table 12: Attendance of ACB Meetings

Date of the Meeting	No. of Directors Attended		
	Non-executive	Whole-time	Total
24.05.2003	2	1	3
18.06.2003	2	2	4
24.07.2003	3	1	4
15.09.2003	2	1	3
20.10.2003	3	1	4
13.12.2003	2	1	3
29.01.2004	2	2	4
11.03.2004	4	2	6

Asset-Liability Management Committee

The Asset-Liability Management Committee (ALMC) was constituted in the Bank on the 29th July 1999. It had five members of the Board of Directors – two Managing Directors and three non-executive Directors. The senior MD (and in his absence, the other MD) chaired the meetings of ALMC. During the year, 1 meeting of ALMC took place (Table 13).

Table 13: Attendance of ALMC Meetings

Date of the Meeting	No. of Directors attended
01.10.2003	3

निदेशक बोर्ड ने 23 मार्च 2004 को बोर्ड की जोखिम प्रबंधन समिति (आरएमसीबी) के गठन का अनुमोदन किया है । यह समिति ऋण-जोखिम, बाजार-जोखिम तथा परिचालन-जोखिम संबंधी समन्वित जोखिम-प्रबंधन नीति और कार्यनीति की निगरानी करेगी । इस प्रकार एएलएमसी को आरएमसीबी में शामिल कर लिया गया है । अब एएलएमसी के कार्य आरएमसीबी को दे दिए गए हैं ।

बोर्ड की जोखिम-प्रबंधन समिति

समिति की संरचना :

समिति में 5 सदस्य हैं,

1. प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग एवं सहयोगी तथा अनुषंगियाँ)
2. प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग)
3. तीन गैर-सरकारी निदेशक - सर्वश्री पी.आर. खन्ना, सुमन के. बेरी और पीयूष गोयल।

बैठकें :

बोर्ड की जोखिम प्रबंधन समिति की तीन माह में एक और जरूरी हुआ तो ज्यादा बैठकें होंगी।

शेयरधारक/निवेशक शिकायत-निवारण समिति

शेयर बाजारों के सूचीकरण करार के खंड 49 के अनुसरण में शेयरधारकों एवं निवेशकों से शेयर अंतरण, तुलन-पत्र न मिलने, बांडों पर ब्याज/घोषित लाभांश न मिलने जैसी शिकायतों के निवारण हेतु बोर्ड की शेयरधारक/ निवेशक शिकायत-निवारण समिति (एसजीसीबी) का गठन किया गया था।

बोर्ड की शेयरधारक /निवेशक शिकायत-निवारण समिति (एसजीसीबी) की संरचना

1. श्री पृथ्वी राज खन्ना, शेयरधारक निदेशक, अध्यक्ष
2. श्री के.पी.झुनझुनवाला, निदेशक, सदस्य
3. प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग), सदस्य
4. प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग), सदस्य

बोर्ड की शेयरधारक/निवेशक शिकायत निवारण समिति (एसजीसीबी) की वर्ष के दौरान चार तिमाही बैठकें आयोजित की गईं, जिनमें शिकायतों की स्थिति की समीक्षा की गई। वर्ष के दौरान 6,406 शिकायतें प्राप्त हुईं। इनमें से न्यायालयों में लंबित मामलों तथा केंद्रीय बोर्ड की कार्यकारिणी समिति के अनुमोदन से डुप्लीकेट शेयर जारी करने के मामलों को छोड़कर शेष सभी शिकायतों का निपटान निर्धारित अवधि में किया गया ।

बड़ी राशि (1 करोड़ रुपए तथा अधिक) की धोखाधड़ियों की निगरानी के लिए निदेशकों की विशेष समिति

केंद्रीय बोर्ड की कार्यकारिणी समिति ने 29.3.2004 को आयोजित अपनी बैठक में बड़ी राशि (1 करोड़ रुपए तथा अधिक) की धोखाधड़ियों की निगरानी के लिए निदेशकों की विशेष समिति के गठन का अनुमोदन किया। इस समिति के प्रमुख कार्य हैं - 1 करोड़ रुपए तथा अधिक की सभी धोखाधड़ियों की संवीक्षा तथा समीक्षा कर प्रणालीगत खामियों, हो तो, धोखाधड़ी उजागर होने और रिपोर्टिंग में विलंब, हो तो, का पता लगाना; सीबीआइ/पुलिस-जाँच में प्रगति और वसूली-स्थिति पर निगरानी रखना; सुनिश्चित करना कि स्टाफ की जिम्मेदारी शीघ्र तय होती है; धोखाधड़ी की पुनरावृत्ति रोकने के लिए की गई सुधारात्मक कार्रवाई की प्रभावोत्पादकता की समीक्षा करना; तथा उपयुक्त निरोधात्मक उपाय करवाना।

समिति की संरचना :

1. प्रबंध निदेशक तथा समूह कार्यपालक (राष्ट्रीय बैंकिंग) और उनकी अनुपस्थिति में प्रबंध निदेशक तथा समूह कार्यपालक (कारपोरेट बैंकिंग तथा सहयोगी एवं अनुषंगियाँ)
2. बोर्ड की लेखा-परीक्षा समिति से दो सदस्य - सर्वश्री पी. आर. खन्ना तथा एस. के. बेरी
3. बैंक के बोर्ड से दो अन्य निदेशक - सर्वश्री के. पी. झुनझुनवाला तथा राजीव पांडे

वार्षिक महासभा में उपस्थिति

वर्ष 2002-03 की वार्षिक महासभा 24 जुलाई 2003 को आयोजित की गई थी, जिसमें 11 निदेशक उपस्थित थे । इनके नाम हैं - श्री ए.के. पुरवार, श्री पी.एन. वेंकटाचलम, डॉ.आइ.जी.पटेल, श्रीमती के.जे. उदेशी, श्री अजय जी.पीरामल, श्री सुमन के. बेरी, डॉ किरीट एस. पारीख, श्री कैलाश पी.झुनझुनवाला, श्री पी.आर.खन्ना, श्री अनंत चंद्र कलिता और श्री शांता राजु ।

वार्षिक महासभाएँ

बैंक के शेयरधारकों की वर्ष 2002-03 की वार्षिक महासभा 24 जुलाई 2003 को, वर्ष 2001-02 की 7 अगस्त 2002 को, वर्ष 2000-01 की 7 अगस्त 2001 को और वर्ष 1999-2000 की 3 अगस्त 2000 को मुंबई में आयोजित की गई ।

The Central Board has approved the constitution of Risk Management Committee of the Board (RMCB) on March 23, 2004 to oversee the policy and strategy for integrated risk management relating to credit risk, market risk and operational risk. With this, ALMC has got subsumed in RMCB. The functions of ALMC are now transferred to RMCB.

Risk Management Committee of the Board

Composition of the Committee:

The Committee has 5 members,

1. MD & GE (CB and A&S)
2. MD & GE (NB)
3. Three non-official Directors – Sarvashri P.R. Khanna, Suman K. Bery and Piyush Goyal

Meetings:

RMCB will meet quarterly or more often if the situation so demands.

Shareholders'/Investors' Grievance Committee

In pursuance of clause 49 of the Listing Agreement with the Stock Exchanges Shareholders'/Investors' Grievance Committee of the Board (SGCB) was formed to look into the redressal of shareholders' and investors' complaints regarding transfer of shares, non-receipt of balance sheet, non-receipt of interest on bonds / declared dividends, etc.

Composition of SGCB

1. Shri Prithvi Raj Khanna, Shareholder Director, Chairman
2. Shri K.P. Jhunjhunwala, Director, Member
3. Managing Director & GE (CB), Member
4. Managing Director & GE (NB), Member

The SGCB held four quarterly meetings during the year and reviewed the position of the complaints. During the year, 6,406 complaints were received and were resolved within the stipulated period excepting those pending in courts and cases where duplicate shares have to be issued with the approval of ECCB.

Special Committee of Directors for Monitoring of Large Value Frauds (Rs. 1 crore and above)

The ECCB, at its meeting held on 29.3.2004, accorded approval for constitution of the Special Committee for Monitoring of Large Value Frauds (Rs.1 crore and above). The major functions of the Committee would be to monitor and review all the frauds of Rs.1 crore and above with a view to identifying systemic lacunae, if any, reasons for delay in detection and reporting, if any, monitoring progress of CBI/Police investigation, recovery position, ensuring that staff accountability exercise is completed quickly, reviewing the efficacy of remedial action taken to prevent recurrence of frauds and putting in place suitable preventive measures.

Constitution of the Committee:

1. MD & GE (NB) and in his absence, the MD & GE (CB and A&S)
2. Two Directors from Audit Committee of the Board – Sarvashri P. R. Khanna and S.K. Bery
3. Two other Directors from the Board of the Bank – Sarvashri K.P. Jhunjhunwala and Rajiv Pandey

Attendance of the Annual General Meeting

The Annual General Meeting for the year 2002-03, which was held on July 24, 2003, was attended by 11 directors, namely, Shri A.K. Purwar, Shri P.N. Venkatachalam, Dr. I.G. Patel, Smt. K.J. Udeshi, Shri Ajay G. Piramal, Shri Suman K. Berry, Dr. Kirit S. Parikh, Shri Kailash P. Jhunjhunwala, Shri P.R. Khanna, Shri Ananta Chandra Kalita and Shri Shantha Raju.

Annual General Meetings

The Annual General Meeting of the shareholders of the Bank for 2002-03 was held on July 24, 2003, for 2001-02 on August 7, 2002, for 2000-01 on August 7, 2001 and for 1999-2000 on August 3, 2000, at Mumbai.

Bio-data of the New Executive Directors of the Board

In 2003-04, one new Executive Director joined the Central Board of Directors, namely,

बोर्ड के नए कार्यपालक निदेशकों का जीवन-परिचय

वर्ष 2003-04 में केंद्रीय निदेशक बोर्ड में एक नए कार्यपालक निदेशक श्री सी. भट्टाचार्य, प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग एवं सहयोगी तथा अनुषंगियाँ) ने कार्यभार ग्रहण किया । श्री भट्टाचार्य ने 1968 में सीधे भरती अधिकारी के रूप में बैंक में कार्यग्रहण किया था । तब से वे श्रेष्ठ रिकॉर्ड के साथ निरंतर बैंक की सेवा में हैं । उन्होंने बैंक में रहते हुए भारत और विदेशों में महत्वपूर्ण और चुनौती भरे कार्य किए । प्रबंध निदेशक के रूप में नियुक्ति से पहले वे उप प्रबंध निदेशक एवं मुख्य ऋण अधिकारी के रूप में बैंक के संपूर्ण ऋण संविभाग का प्रबंधन देख रहे थे । जोखिम प्रबंधन और ऋण सुपुर्दगी में सुधार हेतु अनेक नई प्रक्रियाएँ तैयार करने में उनकी भूमिका रही, जिससे ऋण संविभाग में स्वस्थ वृद्धि हुई और ऋण सुपुर्दगी में तेजी आई । इससे पहले वे बैंक की आंतरिक लेखा-परीक्षा प्रणाली के प्रभारी उप प्रबंध निदेशक थे। इस पद पर रहते हुए उन्होंने एसबीआइ में जोखिम केंद्रित आंतरिक लेखा-परीक्षा का स्वरूप तैयार किया, जिसकी देश के नियामकों ने प्रशंसा की । उससे पहले वे मुख्य महाप्रबंधक (उत्पाद विकास एवं रिटेल बैंकिंग) थे । इस रूप में उन्होंने बैंक द्वारा रिटेल बैंकिंग को दिए जा रहे महत्व की नींव रखी। वे 900 से अधिक शाखाओं वाले भारत के एक बड़े मंडल के मुख्य महाप्रबंधक भी रहे हैं । श्री भट्टाचार्य में ज्ञान और अनुभव का समृद्ध समन्वय है ।

श्री के. अशोक किणी ने प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग) के रूप में 1 अप्रैल 2004 को कार्यभार ग्रहण किया । चेन्नै के मद्रास क्रिश्चियन कॉलेज से स्नातकोत्तर श्री किणी ने 1967 में प्रोबेशनरी अधिकारी के रूप में बैंक में कार्यग्रहण किया। इन वर्षों में उन्होंने बैंकिंग के सभी पहलुओं से जुड़े भिन्न-भिन्न और चुनौतीपूर्ण पदों पर कार्य किया। इनमें कर्नाटक में कृषि ऋण, दिल्ली में कारपोरेट बैंकिंग और बहरीन में बैंक की अपतटीय बैंकिंग इकाई में कोष परिचालन शामिल है । उन्होंने 90 के दशक में एसबीआइ के एटीएम नेटवर्क की शुरुआत करवाई, जो अब देश का सबसे बड़ा एटीएम नेटवर्क बन गया है। प्रबंध निदेशक के रूप में कार्यभार ग्रहण करने से पहले वे एसबीआइ की प्रौद्योगिकी योजना की रूपरेखा तैयार कर उसके कार्यान्वयन का कार्य देख रहे थे ।

अध्यक्ष तथा प्रबंध निदेशकों को 2003-04 में संदत्त वेतन तथा भत्ते

अध्यक्ष

श्री ए.के. पुरवार	(1.4.2003 से 31.03.2004 तक)	रु. 4,98,900.00

प्रबंध निदेशक

1. श्री पी.एन. वेंकटाचलम	(1.4.2003 से 31.03.2004 तक)	रु. 4,65,750.50
2. श्री ए.के. बतरा	(1.4.2003 से 7.7.2003 तक)	रु. 1,18,890.65
3. श्री सी.भट्टाचार्य	(17.12.2003 से 31.3.2004 तक)	रु. 1,34,266.61

बैठक-शुल्क

15 जनवरी 2004 से बैठक शुल्क संशोधित किया गया है । निदेशकों को केंद्रीय बोर्ड की प्रत्येक बैठक के लिए रु.5,000/- तथा बोर्ड की समिति की बैठकों के लिए रु.2,500/- प्रति बैठक शुल्क के रूप में दिए जाते हैं, किंतु बैंक के अध्यक्ष और प्रबंध निदेशकों तथा भारतीय रिज़र्व बैंक एवं भारत सरकार द्वारा नामित निदेशकों को बैठक शुल्क नहीं दिया जाता है ।

संचार माध्यम

बैंक की यह दृढ़ मान्यता है कि सभी हितधारकों को बैंक के कार्यकलापों, निष्पादन और नए उत्पादों के बारे में पूर्ण जानकारी प्राप्त होनी चाहिए। वर्ष 2003-2004 के लिए बैंक के वार्षिक, अर्ध-वार्षिक और तिमाही परिणाम देश के सभी प्रमुख समाचार-पत्रों में प्रकाशित किए गए । इन परिणामों को बैंक की वेबसाइट (www.sbi.co.in और www.statebankofindia.com) पर भी प्रदर्शित किया गया । वार्षिक रिपोर्ट बैंक के सभी शेयरधारकों को भेजी जाती है । इसके अलावा बैंक के प्रत्येक शेयरधारक को एक पुस्तिका भेजी गई, जिसमें छमाही परिणाम और छमाही में हुई महत्वपूर्ण घटनाओं की जानकारी थी । बैंक की वेबसाइट पर अन्य सामग्री के साथ-साथ बैंक द्वारा जारी समाचार, बैंक की वार्षिक रिपोर्ट और अर्ध-वार्षिक रिपोर्ट तथा विभिन्न उत्पाद-प्रस्तावों का ब्योरा प्रदर्शित किया जाता है । प्रत्येक वर्ष, बैंक के वार्षिक एवं अर्धवार्षिक परिणामों की घोषणा के बाद उसी दिन पत्रकारों के साथ एक बैठक आयोजित की जाती है, जिसमें बैंक के अध्यक्ष द्वारा एक प्रस्तुति दी जाती है तथा मीडिया द्वारा पूछे गए प्रश्नों के उत्तर दिए जाते हैं । इसके बाद एक और बैठक आयोजित की जाती है, जिसमें अनेक निवेश-विश्लेषकों को आमंत्रित किया जाता है और उनसे बैंक के कार्यनिष्पादन पर विस्तृत चर्चा की जाती है। तिमाही परिणामों की घोषणा के बाद प्रेस अधिसूचनाएं जारी की जाती हैं ।

Shri C. Bhattacharya, Managing Director & Group Executive (Corporate Banking & Associates and Subsidiaries). Shri Bhattacharya joined the Bank as a direct recruit officer, way back in 1968, and has been in the uninterrupted service with the Bank since then, with an illustrious track record. Shri Bhattacharya has held, with distinction, a variety of critical and challenging assignments in the Bank, both in India and abroad. Prior to his appointment as Managing Director, he was Deputy Managing Director & Chief Credit Officer, managing the Bank's entire credit portfolio. He was instrumental in devising several new processes for improvement in risk management and credit dispensation, resulting in healthy growth in credit portfolio and speedy credit delivery. Before that, he was Deputy Managing Director in charge of Bank's internal audit system and was the architect of the risk-focussed internal audit system in SBI which has been appreciated by the country's regulators. Prior to that he was Chief General Manager (Product Development & Retail Banking) where he laid the foundation for the retail banking thrust of the Bank. He was also the Chief General Manager of a large Circle in India, comprising more than 900 offices. Shri Bhattacharya brings with him a rich combination of knowledge and experience.

Shri K. Ashok Kini assumed charge as the Managing Director & Group Executive (National Banking) from April 1, 2004. A Post-graduate from Madras Christian College, Chennai, he joined the Bank as a Probationary Officer in 1967. Over the years, Shri Kini has held varied and challenging assignments, covering virtually all aspects of banking – from agriculture credit in Karnataka and corporate banking in Delhi to treasury operations in the Bank's off-shore banking unit at Bahrain. He has been instrumental in starting the SBI's ATM network in the early '90s which has since grown into the largest ATM network in the country. Just before he took over as the Managing Director, he was responsible for drawing up the blueprint for SBI's technology plan and its implementation.

Salary and Allowances paid to the Chairman and Managing Directors in 2003-04

Chairman		
Shri A.K.Purwar	(1.4.2003 to 31.3.2004)	Rs.4,98,900.00
Managing Directors		
1. Shri P.N. Venkatachalam	(1.4.2003 to 31.3.2004)	Rs.4,65,750.50
2. Shri A.K. Batra	(1.4.2003 to 7.7.2003)	Rs.1,18,890.65
3. Shri C. Bhattacharya	(17.12.2003 to 31.3.2004)	Rs.1,34,266.61

Sitting Fees

Sitting fees have been revised from January 15, 2004. The Directors are now given a sitting fee of Rs.5,000 for attending every Central Board meeting and Rs.2,500 per meeting for attending any committee meeting of the Board. Sitting fees are, however, not paid to the Chairman and Managing Directors of the Bank and the Directors, who are nominees of RBI and Government of India.

Means of Communications

The Bank strongly believes that all stakeholders should have access to complete information on its activities, performance and product initiatives. Annual, half-yearly and quarterly results of the Bank for the year 2003-04 were published in all leading newspapers of the country. The results were also displayed on the Bank's website (www.sbi.co.in and www.statebankofindia.com). The Annual Report is sent to all shareholders of the Bank. In addition, a booklet containing the half-yearly results and important developments during the half-year was sent to each shareholder of the Bank. The Bank's website, among others, displays official news releases of the Bank, the Bank's Annual Report and half-yearly report, and details of various product offerings. Every year, after the annual and half-yearly results are declared, a Press-meet is held on the same day, in which the Chairman makes a presentation and answers the queries of the media. This is followed by another meeting to which a number of investment analysts are invited. Details of the Bank's performance are discussed with the analysts in the meeting. After declaring quarterly results, press notifications are issued.

शेयरधारकों के लिए सामान्य सूचना

शेयरधारकों की वार्षिक महासभा : दिनांक 9.7.2004, समय अपराह्न 3.30 बजे, स्थान : नेहरू केंद्र ऑडिटोरियम, डॉ.एनी बेसंट रोड, वरली, मुंबई 400 018.

वित्तीय कैलेंडर	:	01.04.2003 से 31.03.2004
बही-बंदी की तिथि	:	29.06.2004 से 9.7.2004
लाभांश-भुगतान तिथि	:	6.8.2004
शेयरबाजार जिनमें सूचीकरण किया गया है	:	मुंबई, अहमदाबाद, कोलकाता, नई दिल्ली, चेन्नै और राष्ट्रीय शेयर बाजार (वैश्विक जमा रसीदें लंदन शेयर बाजार में सूचीकृत हैं) लंदन शेयर-बाजार (एलएसई) सहित सभी शेयर-बाजारों को आज तक का सूचीकरण शुल्क अदा कर दिया गया है।
स्टाक कोड		112
निक्षेपागार (डिपाजिटरी) सहभागिता	:	बैंक के शेयरों की संख्या 500 से अधिक होने पर उनका लेनदेन अनिवार्य रूप से कागजरहित रूप में किया जाता है। नेशनल सिक्यूरिटीज डिपाजिटरी लि. और सेंट्रल डिपाजिटरी सर्विसेस लि. कागजरहित रूप में बैंक के शेयरों के निक्षेपागार (डिपाजिटरी) धारक हैं।
इलेक्ट्रॉनिक समाशोधन	:	मुंबई, कोलकाता, नई दिल्ली, बंगलूर, चेन्नई, अहमदाबाद और हैदराबाद में बैंक के शेयरों पर लाभांश का भुगतान भी भारतीय रिज़र्व बैंक की इलेक्ट्रानिक समाशोधन प्रणाली के माध्यम से किया जा रहा है (39 अन्य केंद्रों पर यह सुविधा दी जाने वाली है)।
रजिस्ट्रीकरण और अंतरण एजेंट	:	मै. डाटामैटिक्स फाइनैंशल सॉफ्टवेयर एंड सर्विसेस लिमिटेड यूनिट : भारतीय स्टेट बैंक प्लॉट ए-16 और 17 एमआइडीसी, पार्ट बी, क्रॉस लैन, मरोल, अंधेरी (पूर्व) मुंबई - 400 093.
शेयर-अंतरण-प्रणाली	:	रजिस्ट्रीकरण और अंतरण (आर एंड टी) एजेंट के माध्यम से
बकाया जीडीआर (सं.)	:	31.03.2004 को 20,769,009
पत्र-व्यवहार का पता	:	भारतीय स्टेट बैंक, शेयर और बांड विभाग, केंद्रीय कार्यालय, स्टेट बैंक भवन, 9वीं मंजिल, एम.सी.रोड, नरीमन पॉइंट मुंबई - 400 021.

शेयर-कीमत उतार-चढ़ाव

बैंक के शेयरों की कीमतें औसतन पूरे वर्ष स्थायी बनी रहीं। भारतीय स्टेट बैंक के शेयर ने लगभग पूरे वर्ष बीएसई सेंसेक्स में बेहतर निष्पादन दर्शाया। शेयर-कीमत उतार-चढ़ाव और बीएसई सेंसेक्स तालिका -14 में प्रस्तुत किए गए हैं। बैंक के शेयरों का बाजार पूंजीकरण बीएसई में 4.54% और एनएसई में 5.00% के भारांक पर था, जो मार्च 2004 की समाप्ति पर इन दोनों शेयर बाजारों में क्रमश: 7वें और 5वें उच्चतम स्थान पर रहा। बैंक का शेयर सबसे ज्यादा क्रय-विक्रय किए जाने वाले शेयरों में से एक रहा।


एसबीआइ शेयर-मूल्य सूचकांक एवं सेंसेक्स सूचकांक
SBI Share Price Index and Sensex Index


300
250
200
150
100
50
0
अप्रैल Apr.03
मार्च Mar-04
शेयर-मूल्य सूचकांक Share Price Index
सेंसेक्स सूचकांक Sensex Index

General Shareholder Information

The Annual General Meeting of the Shareholders: Date 9.7.2004, Time 3.30 PM, Venue:Nehru Centre Auditorium, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Financial Calendar	:	1.4.2003 to 31.3.2004
Date of Book Closure	:	29.6.2004 to 9.7.2004
Dividend Payment Date	:	6.8.2004
Listing on Stock Exchanges	:	Mumbai, Ahmedabad, Kolkata, New Delhi, Chennai and National Stock Exchange (GDRs listed on London Stock Exchange (LSE)). Listing Fees have been paid up to date to all Stock Exchanges including LSE.
Stock Code	:	112
Depository Participation	:	The Bank's shares above 500 are compulsorily traded in demat form. The National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) are the depositories holding the Bank's shares in demat form.
Electronic Clearing	:	Dividend on SBI shares is also being paid through RBI's Electronic Clearing Service at Mumbai, Kolkata, New Delhi, Bangalore, Chennai, Ahmedabad and Hyderabad (being extended to 39 other centres).
Registrar and Transfer Agent	:	M/s. Datamatics Financial Software & Services Limited, Unit: State Bank of India, Plot A-16 & 17, MIDC, Part B, Cross Lane, Marol, Andheri (E), Mumbai – 400 093.
Share Transfer System	:	Through R&T Agent
Outstanding GDR Numbers	:	20,769,009 as on 31-3-2004
Address for Correspondence	:	State Bank of India, Shares & Bonds Dept., Central Office, State Bank Bhavan, 9th Fl., M.C. Road, Nariman Point, Mumbai – 400 021.

Share Price Movement

The Bank's shares on an average maintained stable prices throughout the year. SBI share outperformed BSE Sensex throughout the year. The movement of the share price and the BSE Sensex is presented in Table 14. The market capitalization of the Bank's shares had a weightage of 4.54% at BSE and 5.00% at NSE occupying the 7th and the 5th highest position respectively at both the stock exchanges as at the end of March 2004. The Bank's scrip has been one of the heavily traded scrips.

31.3.2004 को शेयरधारिता का स्वरूप
Shareholding Pattern as on 31.3.2004



6.90%
2.34%
5.64%
6.00%
19.39%
59.73%
a
b
c
d
e
f

क. आरबीआइ
a. RBI

ख. अनिवासी (वि.सं.नि, वि.का.नि,अनि.भा,जी.डी.आर.)
b. Non-residents (FIIs, OCBs, NRIs, GDRs)

ग. वित्तीय संस्थाएँ तथा बीमा कंपनियां
c. FIs including Insurance Companies

घ. म्यूचुअल फंड/बैंक/सरकारी कंपनियां
d. Mutual Funds/Banks/Government Companies

ङ. देशी कंपनियां/न्यास
e. Domestic Companies/Trusts

च. निवासी व्यक्ति सहित अन्य
f. Others including resident individuals

तालिका 14 : बाजार-मूल्य आंकड़े
(अंतिम मूल्य)

मास	भारतीय स्टेट बैंक के शेयर का मूल्य		बीएसई	
	अधिकतम	न्यूनतम	अधिकतम	न्यूनतम
अप्रैल 2003	290.90	274.05	3215.24	2924.03
मई 2003	361.85	281.50	3180.75	2942.78
जून 2003	384.20	343.50	3607.13	3181.97
जुलाई 2003	436.65	381.00	3792.61	3554.13
अगस्त 2003	454.95	407.35	4244.73	3741.66
सितंबर 2003	451.60	399.50	4453.24	4134.15
अक्तूबर 2003	498.20	446.00	4930.53	4455.08
नवंबर 2003	484.30	446.85	5097.84	4771.23
दिसंबर 2003	538.50	456.00	5838.96	5131.54
जनवरी 2004	674.50	565.10	6194.11	5593.74
फरवरी 2004	632.40	569.70	6035.80	5567.12
मार्च 2004	634.30	548.25	5935.19	5365.40

निवेशकों की आवश्यकता

निवेशकों की शेयरधारिता संबंधी विभिन्न आवश्यकताओं को पूरा करने के लिए मुंबई में बैंक के कारपोरेट कार्यालय (शेयर एवं बांड विभाग) और 14 स्थानीय प्रधान कार्यालयों (शेयर एवं बांड कक्ष) में एक पूर्ण सुव्यवस्थित प्रणाली है। निवेशकों की शिकायतें, चाहे बैंक कार्यालयों को मिली हों या रजिस्ट्रीकरण और अंतरण एजेंटों को, उन पर तुरंत ध्यान देकर उनका निवारण किया जाता है । इस कार्य की निगरानी शीर्ष प्रबंधन स्तर पर की जाती है । बैंक ने देशभर में 88 अन्य केंद्रों का चयन कर प्रत्येक केंद्र पर शेयरधारकों/निवेशकों की आवश्यकताओं पर ध्यान देने के लिए एक अधिकारी को पदनामित किया है । इन पदनामित अधिकारियों की सूची रिपोर्ट में अनुलग्न की गई है (अनुलग्नक V) ।

प्रतिभूति बाजार जागरूकता अभियान

सेबी द्वारा प्रारंभ प्रतिभूति बाजार जागरूकता अभियान (एसएमएसी) के अंतर्गत बैंक ने 31 मार्च 2004 को समाप्त तिमाही के दौरान आठ केंद्रों पर एसएमएसी पर कार्यशालाएँ आयोजित कर लगभग 1,675 निवेशकों को शिक्षित किया ।

तालिका 15 : शेयरधारिता का वितरण
(31.03.2004 की स्थिति के अनुसार)

शेयरधारक	धारित शेयर प्रतिशत
भारतीय रिज़र्व बैंक	59.73
अनिवासी (विदेशी संस्थागत निवेशक/विदेशी कंपनी निकाय/अनिवासी भारतीय/ वैश्विक जमा रसीदें)	19.39
बीमा कंपनियों सहित वित्तीय संस्थान	6.00
म्यूचुअल फंड्स/बैंक/सरकारी कंपनियाँ	5.64
देशी कंपनियाँ/न्यास	2.34
निवासियों सहित अन्य व्यक्ति	6.90
शेयरधारकों की संख्या (लाख में)	5.70

तालिका 16. बैंक के दस शीर्ष शेयरधारक
(31.03.2004 की स्थिति के अनुसार)

धारक का नाम	धारित ईक्विटी का प्रतिशत
1. भारतीय रिज़र्व बैंक	59.73
2. वैश्विक जमा रसीदों के निक्षेपागार के रूप में दि बैंक ऑफ न्यूयॉर्क	7.88
3. भारतीय जीवन बीमा निगम	3.78
4. फिडेलिटी मैनेजमेंट एंड रिसर्च कंपनी ए/सी	0.91
5. इमर्जिंग मार्केट्स ग्रोथ फंड इनकारपोरेशन	0.70
6. अबूधाबी इनवेस्टमेंट अथॉरिटी	0.51
7. टेंपल्टन म्यूचुअल फंड	0.45
8. क्रेडिट लियोनिस (सिंगापुर) मर्चेंट बैंक	0.43
9. मार्गन स्टेनली इंवेस्टमेंट मेनेजमेंट इनकारपोरेशन	0.40
10. मेरिल लिंच कैपिटल मार्केट्स इस्पाना एस.ए.	0.38

Table 14: Market Price Data (Closing Values)

Months	SBI's Share Price (Rs.)		BSE Sensex	
	High	Low	High	Low
April 2003	290.90	274.05	3215.24	2924.03
May 2003	361.85	281.50	3180.75	2942.78
June 2003	384.20	343.50	3607.13	3181.97
July 2003	436.65	381.00	3792.61	3554.13
August 2003	454.95	407.35	4244.73	3741.66
September 2003	451.60	399.50	4453.24	4134.15
October 2003	498.20	446.00	4930.53	4455.08
November 2003	484.30	446.85	5097.84	4771.23
December 2003	538.50	456.00	5838.96	5131.54
January 2004	674.50	565.10	6194.11	5593.74
February 2004	632.40	569.70	6035.80	5567.12
March 2004	634.30	548.25	5935.19	5365.40

Investors' Needs

To meet various requirements of the investors regarding their holdings, the Bank has full-fledged machinery at its Corporate Office (Shares & Bonds Department at Mumbai) and at the 14 Local Head Offices (Shares & Bonds Cells). The investors' grievances, whether received at the Bank offices or at the office of the Registrar and Transfer Agents, are attended to and redressed expeditiously. This is monitored at the Top Management level. The Bank has also identified 88 other centres across the country and designated one official at each centre to attend to the shareholders'/investors' needs. The list of these designated officials is appended to the Report (Annexure V).

Securities Market Awareness Campaign

Under the SEBI-initiated Securities Market Awareness Campaign (SMAC), the Bank, during the quarter ended March 31, 2004, organized workshops on SMAC at eight centres and educated about 1,675 investors in these workshops.

Table 15: Distribution of Shareholdings
(As on 31.3.2004)

Shareholders	% of shares held
RBI	59.73
Non-residents (FIIs/OCBs/NRIs/GDRs)	19.39
Financial Institutions including Insurance Companies	6.00
Mutual Funds/Banks/Government Companies	5.64
Domestic Companies/Trusts	2.34
Others including Resident Individuals	6.90
No. of Shareholders (in lakh)	5.70

Table 16: Top Ten Shareholders of the Bank
(As on 31.3.2004)

Name of the Holder	Equity held (%)
1. RBI	59.73
2. The Bank of New York as Depository to GDRs	7.88
3. Life Insurance Corporation of India	3.78
4. Fidelity Management and Research Company A/c.	0.91
5. Emerging Markets Growth Fund Inc.	0.70
6. Abu Dhabi Investment Authority	0.51
7. Templeton Mutual Fund	0.45
8. Credit Lyonnais (Singapore) Merchant Bank	0.43
9. Morgan Stanley Investment Management Inc.	0.40
10. Merrill Lynch Capital Markets Espana S.A.	0.38

अनुलग्नक : I
गैर-कार्यपालक निदेशकों का संक्षिप्त परिचय

श्री कैलाश पी. झुनझुनवाला

श्री कैलाश पी. झुनझुनवाला, उद्योगपति, भारतीय स्टेट बैंक अधिनियम की धारा 19 (खख) के अंतर्गत 16 मार्च 2000 से तीन वर्ष के लिए या उनके उत्तराधिकारी की नियुक्ति तक, जो भी बाद में हो, केंद्रीय बोर्ड के पदेन निदेशक हैं ।

वे बैंक के पटना स्थानीय बोर्ड के अध्यक्ष हैं । वे बिहार औद्योगिक संघ, पटना के अध्यक्ष और लघु उद्योग बोर्ड, उद्योग मंत्रालय, भारत सरकार, नई दिल्ली के सदस्य रह चुके हैं । वे पाटलिपुत्र कागज उद्योग, पटना के एक भागीदार हैं ।

डॉ. आइ.जी. पटेल

डॉ. आइ.जी. पटेल, भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अंतर्गत 1 सितंबर 2001 से तीन वर्ष के लिए या यदि पुनर्निर्वाचित हुए तो अगले तीन वर्ष की अवधि हेतु शेयरधारकों द्वारा निर्वाचित निदेशक हैं । डॉ. पटेल भारतीय रिज़र्व बैंक के गवर्नर तथा लंदन स्कूल ऑफ इकॉनामिक्स के निदेशक भी रह चुके हैं ।

श्री अजय जी. पीरामल

श्री अजय जी. पीरामल, उद्योगपति, भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अंतर्गत 1 सितंबर 2001 से तीन वर्ष के लिए या यदि पुनर्निर्वाचित हुए तो अगले तीन वर्ष की अवधि हेतु शेयरधारकों द्वारा निर्वाचित निदेशक हैं । विज्ञान में स्नातक एवं प्रबंधन अध्ययन में स्नातकोत्तर श्री पीरामल, कपड़ा उद्योग, फार्मास्युटिकल्स, ग्लास कंटेनर्स, कटिंग टूल्स, इलेक्ट्रानिक्स आदि विभिन्न व्यवसाय करने वाले विविधीकृत समूह (पीरामल इंटरप्राइजेज) के अध्यक्ष हैं ।

श्री पी.आर. खन्ना

श्री पी.आर. खन्ना, भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अंतर्गत 10 सितंबर 2002 से तीन वर्ष के लिए या यदि पुनर्निर्वाचित हुए तो अगले तीन वर्ष की अवधि हेतु शेयरधारकों द्वारा निर्वाचित निदेशक हैं । श्री खन्ना, दिल्ली में सनदी लेखाकार हैं ।

श्री सुमन कुमार बेरी

श्री सुमन कुमार बेरी, अर्थशास्त्री हैं और भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अंतर्गत 10 दिसंबर 2002 से 3 वर्ष हेतु या यदि पुनर्निर्वाचित हुए तो अगले तीन वर्ष की अवधि हेतु शेयरधारकों द्वारा निर्वाचित निदेशक हैं । वे राष्ट्रीय अनुप्रयुक्त आर्थिक अनुसंधान परिषद, नई दिल्ली के महानिदेशक हैं ।

श्री अनंत सी. कलिता

श्री अनंत चंद्र कलिता, भारतीय स्टेट बैंक अधिनियम की धारा 19 (गक) के अंतर्गत कामगार स्टाफ के प्रतिनिधि के रूप में 15 जुलाई 2003 से तीन वर्ष की अवधि हेतु या बैंक के कामगार कर्मचारी के पद से सेवानिवृत्त होने तक या अगले आदेश जारी होने तक, जो भी पहले हो, केंद्र सरकार द्वारा नामित निदेशक हैं, किंतु वे इस पद पर लगातार छह वर्ष से अधिक समय तक नहीं रह सकेंगे । वे भारतीय स्टेट बैंक, आंचलिक कार्यालय, गुवाहाटी में प्रधान सहायक हैं ।

श्री शांता राजु

श्री शांता राजु, भारतीय स्टेट बैंक अधिनियम की धारा 19 (गख) के अंतर्गत 20 मई 1999 से 19 मई 2005 तक या बैंक में अधिकारी के पद से सेवा-निवृत्त होने तक या अगले आदेश जारी होने तक, जो भी पहले हो, केंद्र सरकार द्वारा नामित निदेशक हैं, किंतु वे इस पद पर लगातार छह वर्ष से अधिक समय तक नहीं रह सकेंगे । वे बैंक के बंगलूर स्थानीय प्रधान कार्यालय में उप प्रबंधक (संगठनात्मक योजना एवं प्रणालियाँ) हैं ।

डॉ. किरीट एस. पारीख

डॉ. किरीट शांतीलाल पारीख, भारतीय स्टेट बैंक अधिनियम की धारा 19 (घ) के अंतर्गत 17 जुलाई 2001 से तीन वर्ष के लिए या उनके उत्तराधिकारी की नियुक्ति तक, जो भी बाद में हो (अधिकतम छह वर्ष) केंद्र सरकार द्वारा नामित निदेशक हैं । वे इंदिरा गांधी विकास अनुसंधान संस्थान, मुंबई के अवकाश प्राप्त प्रोफेसर हैं ।

Annexure I

Brief Resumes of the Non-executive Directors

Shri Kailash P. Jhunjhunwala

Shri K.P. Jhunjhunwala, an industrialist, is an Ex-Officio Director on the Central Board u/s 19(bb) of the SBI Act w.e.f. March 16, 2000 for three years or till the appointment of his successor, whichever is later.

He is the President of the Bank's Patna Local Board. He was President of Bihar Industries Association, Patna and Member of SSI Board, Ministry of Industries, Government of India, New Delhi. He is a Partner in Patliputra Kagaj Udyog, Patna.

Dr. I.G. Patel

Dr. I.G. Patel is a Director elected by the shareholders u/s 19(c) of the SBI Act w.e.f. September 1, 2001 for three years or if re-elected, for further period of three years. Dr. Patel was the Governor of Reserve Bank of India and was also the Director of London School of Economics.

Shri Ajay G. Piramal

Shri Ajay G. Piramal, an industrialist, is a Director elected by the shareholders u/s 19(c) of the SBI Act w.e.f. September 1, 2001 for three years or if re-elected, for further period of three years. Shri Piramal, a graduate in Science and a Master in Management Studies, is heading a diversified group (Piramal Enterprises Ltd.) with interests in textiles, pharmaceuticals, glass containers, cutting tools, electronics, etc.

Shri P.R. Khanna

Shri P.R. Khanna is a Director elected by the shareholders u/s 19(c) of the SBI Act w.e.f. September 10, 2002 for three years or if re-elected, for further period of three years. Shri Khanna is a Chartered Accountant based at Delhi.

Shri Suman Kumar Bery

Shri Suman Kumar Bery, an Economist, is a Director elected by the shareholders u/s 19(c) of the SBI Act w.e.f. September 10, 2002 for three years or if re-elected, for further period of three years. He is the Director General (CEO) of National Council of Applied Economic Research (NCAER), New Delhi.

Shri Ananta C. Kalita

Shri Ananta Chandra Kalita is a Director nominated u/s 19(ca) of the SBI Act representing the workmen staff w.e.f. July 15, 2003 for a period of three years or until he ceases to be a workman employee of the Bank or until further orders, whichever is earlier, provided that he shall not hold office continuously for a period exceeding six years. He is Head Assistant, State Bank of India, Zonal Office, Guwahati.

Shri Shantha Raju

Shri Shantha Raju is a Director nominated by the Central Government u/s 19(cb) of the SBI Act representing non-workmen staff w.e.f. May 20, 1999 till May 19, 2005 or until he ceases to be an officer of the Bank, or until further orders, whichever is earlier provided that he shall not hold office continuously for a period exceeding six years. He is Deputy Manager (Organisational Planning & Systems) at Bangalore Local Head Office of the Bank.

Dr. Kirit S. Parikh

Dr. Kirit Shantilal Parikh is a Director nominated by the Central Government u/s 19(d) of the SBI Act w.e.f. July 17, 2001 for three years or till the appointment of his successor, whichever is later (maximum six years). He is Emeritus Professor at Indira Gandhi Institute of Development Research, Mumbai.

श्री अरुण सिंह

श्री अरुण सिंह, भारतीय स्टेट बैंक अधिनियम की धारा 19 (घ) के अंतर्गत 25 जुलाई 2003 से तीन वर्ष के लिए या उनके उत्तराधिकारी की नियुक्ति तक, जो भी बाद में हो, (अधिकतम छह वर्ष) केंद्र सरकार द्वारा नामित निदेशक हैं । वे सनदी लेखाकार और मै. अरुण सिंह एंड कं. में वरिष्ठ भागीदार हैं और पूर्व में यूनियन बैंक ऑफ इंडिया में निदेशक थे ।

श्री राजीव पांडे

श्री राजीव पांडे, भारतीय स्टेट बैंक अधिनियम की धारा 19 (घ) के अंतर्गत 23 जनवरी 2004 से तीन वर्ष के लिए या उनके उत्तराधिकारी की नियुक्ति तक, जो भी बाद में हो, (अधिकतम छह वर्ष) केंद्र सरकार द्वारा नामित निदेशक हैं । वे सनदी लेखाकार और मै.एस.डी. पांडे एंड कं. में भागीदार हैं । वे राजीव पांडे एंड कं.के प्रोप्राइटर हैं। वे राजस्थान डेवलपमेंट ट्रस्ट प्रा.लि., राजीव मार्केटिंग प्रा.लि. और डूंढर मार्केटिंग प्रा.लि. के बोर्ड में निदेशक हैं ।

श्री पीयूष गोयल

श्री पीयूष गोयल, भारतीय स्टेट बैंक अधिनियम की धारा 19 (घ) के अंतर्गत 23 जनवरी 2004 से तीन वर्ष के लिए या उनके उत्तराधिकारी की नियुक्ति तक, जो भी बाद में हो, (अधिकतम छह वर्ष) केंद्र सरकार द्वारा नामित निदेशक हैं । वे सनदी लेखाकार हैं । वे बैंक ऑफ बड़ौदा के बोर्ड में निदेशक रह चुके हैं और फ्लैशनेट इंफोसॉल्यूशंस (इ.)लि. के अध्यक्ष भी हैं ।

श्री एन.एस. सिसोदिया

श्री एन.एस. सिसोदिया, आइएएस, भारतीय स्टेट बैंक अधिनियम की धारा 19 (ङ) के अंतर्गत 11 जुलाई 2003 से भारत सरकार द्वारा नामित निदेशक हैं । वे आर्थिक कार्य विभाग, वित्त एवं कंपनी कार्य मंत्रालय, भारत सरकार में सचिव (वित्तीय क्षेत्र) हैं ।

श्री ए.वी. सरदेसाई

श्री ए.वी. सरदेसाई, भारतीय स्टेट बैंक अधिनियम की धारा 19 (च) के अंतर्गत 27 दिसंबर 2003 से निदेशक (भारतीय रिज़र्व बैंक द्वारा नामित) हैं । वे भारतीय रिज़र्व बैंक में कार्यकारी निदेशक हैं ।

Shri Arun Singh

Shri Arun Singh is a Director nominated by the Central Government under Section 19 (d) of the SBI Act w.e.f. July 25, 2003 for three years or till the appointment of his successor, whichever is later (maximum six years). He is a Chartered Accountant and a senior partner of M/s. Arun Singh & Co. and was earlier a Director on the Board of Union Bank of India.

Shri Rajiv Pandey

Shri Rajiv Pandey is a Director nominated by the Central Government under Section 19 (d) of the SBI Act w.e.f. January 23, 2004 for three years or till the appointment of his successor, whichever is later (maximum six years). He is a Chartered Accountant and a partner of M/s. S D Pandey & Co. He is Proprietor of Rajiv Pandey & Co. He is a Director on the Board of Rajasthan Development Trust P. Ltd., Rajiv Marketing Pvt. Ltd. and Doondhar Marketing Pvt. Ltd.

Shri Piyush Goyal

Shri Piyush Goyal is a Director nominated by the Central Government under Section 19 (d) of the SBI Act w.e.f. January 23, 2004 for three years or till the appointment of his successor, whichever is later (maximum six years). He is a Chartered Accountant and was earlier a Director on the Board of Bank of Baroda. He is also the President of Flashnet Infosolutions (I) Ltd.

Shri N. S. Sisodia

Shri N. S. Sisodia, IAS, is a Director u/s 19 (e) of the SBI Act (nominated by the Government of India) w.e.f. July 11, 2003. He is Secretary (Financial Sector), Department of Economic Affairs, Ministry of Finance & Company Affairs, Government of India.

Shri A. V. Sardesai

Shri A. V. Sardesai is a Director u/s 19(f) of the SBI Act (nominated by Reserve Bank of India) w.e.f. December 27, 2003. He is an Executive Director of RBI.

अनुलग्नक II

अन्य निदेशक-बोर्ड/बोर्ड-समितियों की संख्या जिनमें निदेशक सदस्य अथवा अध्यक्ष हैं (31.3.2004 को)

	निदेशक का नाम	व्यवसाय एवं पता	बोर्ड में नियुक्ति की तिथि	कंपनियों की संख्या	
1	श्री अरुण कुमार पुरवार	अध्यक्ष, क्र.5, डुनेडीन जे.एम.मेहता रोड मुंबई-400 006	13.11.2002	अध्यक्ष : निदेशक : सदस्य : प्रशासी बोर्ड के सदस्य :	17 5 10 2
2	श्री पी.एन.वेंकटाचलम्	प्रबंध निदेशक डी-4, किनेलन टावर्स 100ए, नेपियन सी रोड, मुंबई 400 006	28.08.2002	निदेशक : समिति-सदस्य:	6 6
3	श्री चंदन भट्टाचार्य	प्रबंध निदेशक एम-1, किनेलन टावर्स 100 ए, नेपिएन सी रोड मुंबई 400 006	17.12.2003	निदेशक : समिति-सदस्य:	16 3
गैर-कार्यपालक निदेशक					
4	श्री कैलाश पी.झुनझुनवाला	2-बी, आशियाना पैलेस बोरिंग पाटलिपुत्र कालोनी रोड पटना 800 013	16.03.2000	भागीदार : समिति-सदस्य :	1 2
5	डॉ. आइ. जी. पटेल	सेवानिवृत्त गवर्नर भारतीय रिज़र्व बैंक 12 अमी सोसायटी, दिवालीपाड़ा, जुना पादरा रोड, बड़ौदा-390 015	01.09.2001	निदेशक :	1
6	श्री अजय जी. पीरामल	उद्योगपति अध्यक्ष पीरामल एंटरप्राइजेस डॉ. आंबेडकर रोड परेल मुंबई 400 012	01.09.2001	अध्यक्ष : निदेशक : प्रबंध समिति के उपाध्यक्ष : न्यासी : समिति सदस्य : सदस्य :	46 5 3 5 1 6
7	श्री पृथ्वीराज खन्ना	सनदी लेखाकार 70 सुंदर नगर नई दिल्ली 110 003	10.09.2002	निदेशक : सोसाइटी-सदस्य - प्रशासी निकाय : समिति :	6 2 10
8	श्री सुमन कुमार बेरी	अर्थशास्त्री महानिदेशक (राष्ट्रीय अनुप्रयुक्त आर्थिक अनुसंधान परिषद) एन-42, पंचशील पार्क, नई दिल्ली 110 017	10.09.2002	समिति सदस्य :	2

Annexure II

Number of Other Board of Directors/Board Committees, the Directors are Members or Chairpersons of (As on 31.03.2004)

	Name of Director	Occupation & Address	Appointed to Board since	Number of Companies	
1.	Shri Arun Kumar Purwar	Chairman No.5, Dunedin, J.M.Mehta Road, Mumbai 400006.	13.11.2002	Chairman: Director: Member: Member of the Governing Board:	17 5 10 2
2.	Shri P.N. Venkatachalam	Managing Director D-4, Kinnellan Towers, 100 A, Napean Sea Road, Mumbai 400 006	28.8.2002	Director: Committee Member:	6 6
3.	Shri Chandan Bhattacharya	Managing Director M-1, Kinellan Towers 100 A, Napean Sea Road Mumbai 400 006	17.12.2003	Director: Committee Member:	16 3
Non-Executive Directors					
4.	Shri Kailash P. Jhunjhunwala	2-B, Ashiana Palace Boring Patliputra Colony Road Patna 800 013	16.03.2000	Partner: Committee Member:	1 2
5.	Dr. I.G. Patel	Retired Governor, RBI 12 Ami Society, Diwalipara, Old Padra Road, Baroda 390 015	01.09.2001	Director:	1
6.	Shri Ajay G. Piramal	Industrialist Chairman Piramal Enterprises Dr. Ambedkar Road, Parel, Mumbai 400 012	01.09.2001	Chairman: Director: Vice President of the Managing Committee of : Trustee: Committee Member: Member:	46 5 3 5 1 6
7.	Shri Prithvi Raj Khanna	Chartered Accountant 70 Sunder Nagar New Delhi 110 003	10.09.2002	Director: Societies-Member-Governing Body: Committee:	6 2 10
8.	Shri Suman Kumar Bery	Economist – Director General (National Council of Applied Economic Research) N-42, Panchshila Park New Delhi 110 017	10.09.2002	Committee Member:	2

अनुलग्नक II (जारी)

निदेशक का नाम	व्यवसाय एवं पता	बोर्ड में नियुक्ति की तिथि	कंपनियों की संख्या	
9 श्री अनंत चंद्र कलिता	प्रधान सहायक भारतीय स्टेट बैंक आंचलिक कार्यालय बंगागत, गुवाहाटी 781 005	15.07.2003	निरंक	
10 श्री शांता राजु	उप प्रबंधक भारतीय स्टेट बैंक बेंगलूर स्थानीय प्रधान कार्यालय 44, जी क्रास, एसबीआइ स्टाफ को.ऑ.हा.सो.लि. 8वां मेन, 3 स्टेज, वेस्ट ऑफ कोर्ड रोड बसवेश्वर नगर, बेंगलूर 560 079	20.05.1999	निरंक	
11 डॉ. किरीट शांतिलाल पारीख	सेवानिवृत्त प्रोफेसर इंदिरा गांधी विकास अनुसंधान संस्थान, फ्लैट क्र.ए 1/ए 2, आइ जी आइ डी आर परिसर जनरल ए.आर.वैद्य मार्ग गोरेगांव (पू), मुंबई 400 065	17.07.2001	निदेशक	4
12 श्री अरुण सिंह	सनदी लेखाकार एफ-7, लाजपत नगर III नई दिल्ली 110 024	25.07.2003	निरंक	
13 श्री राजीव पांडे	सनदी लेखाकार पांडे चैंबर 6, गोपाल बाड़ी अजमेर रोड, जयपुर 302 001	23.01.2004	निदेशक : न्यासी : भागीदार : प्रोप्राइटर : समिति सदस्य :	3 2 1 1 1
14 श्री पीयूष गोयल	सनदी लेखाकार 501, अर्चना राजबली पटेल लैन ब्रीच कैंडी हॉस्पिटल के सामने, मुंबई 400 026	23.01.2004	समिति सदस्य :	1
15 श्री एन.एस.सिसोदिया (भारत सरकार के नामिती)	सचिव (वित्तीय क्षेत्र) वित्त मंत्रालय भारत सरकार आर्थिक कार्य विभाग (बैंकिंग प्रभाग) जीवनदीप, संसद मार्ग, नई दिल्ली 110 001	11.07.2003	निदेशक : समिति :	6 5
16 श्री ए.वी.सरदेसाई (आरबीआइ के नामिती)	कार्यपालक निदेशक भारतीय रिजर्व बैंक केंद्रीय कार्यालय मिंट रोड, मुंबई 400 001	27.12.2003	समिति-सदस्य :	2

Annexure II (contd.)

Name of Director	Occupation & Address	Appointed to Board since	Number of Companies	
9. Shri Ananta Chandra Kalita	Head Assistant State Bank of India Zonal Office Bhangagarth Guwahati 781 005	15.07.2003	Nil	
10. Shri Shantha Raju	Deputy Manager State Bank of India Bangalore LHO 44, G Cross SBI Staff Co-op. Hsg. Soc. Ltd. 8th Main, 3rd Stage West of Chord Road Basaveswar Nagar Bangalore 560 079	20.05.1999	Nil	
11. Dr. Kirit Shantilal Parikh	Emeritus Professor Indira Gandhi Institute of Development Research Flat No.A1 / A2, IGIDR Campus Gen. A.R. Vaidya Marg Goregaon (E), Mumbai 400 065	17.07.2001	Director:	4
12. Shri Arun Singh	Chartered Accountant F-7, Lajpat Nagar III New Delhi 110 024	25.07.2003	Nil	
13. Shri Rajiv Pandey	Chartered Accountant "Pandey Chamber" 6 Gopal Bari, Ajmer Road Jaipur 302 001	23.01.2004	Director: Trustee: Partner: Proprietor: Committee Member	3 2 1 1 1
14. Shri Piyush Goyal	Chartered Accountant 501, Archana Rajabali Patel Lane Opp. Breach Candy Hospital Mumbai 400 026	23.01.2004	Committee Member	1
15. Shri N.S. Sisodia (Nominee of Government of India)	Secretary (Financial Sector) Ministry of Finance, Government of India, Deptt. of Economic Affairs (Banking Division) Jeevan Deep, Parliament Street New Delhi 110 001	11.07.2003	Director: Committee:	6 5
16. Shri A.V. Sardesai (RBI Nominee)	Executive Director RBI, Central Office Mint Road, Mumbai 400 001	27.12.2003	Committee Member:	2

अनुलग्नक *III*

वर्ष 2003-04 में आयोजित निदेशक-बोर्ड की बैठकों में प्रत्येक निदेशक की उपस्थिति का विवरण

निदेशक का नाम	बैठकों में उपस्थिति की तिथियां				
श्री ए.के. पुरवार अध्यक्ष	26/05/2003, 26/12/2003,	19/06/2003, 30/01/2004,	24/07/2003, 23/03/2004	01/09/2003,	30/10/2003,
श्री ए.के. बतरा प्रबंध-निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग)	26/05/2003,	19/06/2003			
श्री पी.एन. वेंकटाचलम् प्रबंध-निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग)	19/06/2003, 30/01/2004,	24/07/2003, 23/03/2004	01/09/2003,	30/10/2003,	26/12/2003,
श्री सी. भट्टाचार्य प्रबंध-निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग एवं सहयोगी तथा अनुषंगियाँ)	26/12/2003,	30/01/2004,	23/03/2004		
श्री के.पी. झुनझुनवाला	26/05/2003, 26/12/2003,	19/06/2003, 30/01/2004,	24/07/2003, 23/03/2004	01/09/2003,	30/10/2003,
डॉ. आइ.जी.पटेल	24/07/2003, 23/03/2004	01/09/2003,	30/10/2003,	26/12/2003,	30/01/2004,
श्री अजय जी. पीरामल	19/06/2003,	01/09/2003,	30/10/2003,	30/01/2004	
श्री पी.आर. खन्ना	26/05/2003, 26/12/2003,	19/06/2003, 30/01/2004,	24/07/2003, 23/03/2004	01/09/2003,	30/10/2003,
श्री सुमन कुमार बेरी	26/05/2003, 30/01/2004,	24/07/2003, 23/03/2004	01/09/2003,	30/10/2003,	26/12/2003,
श्री ए.सी. कलिता	24/07/2003, 23/03/2004	01/09/2003,	30/10/2003,	26/12/2003,	30/01/2004,
श्री शांता राजु	26/05/2003, 30/01/2004,	19/06/2003, 23/03/2004	24/07/2003,	01/09/2003,	30/10/2003,
डॉ. के.एस. पारीख	26/05/2003,	01/09/2003,	30/10/2003,	30/01/2004	
श्री अरुण सिंह	01/09/2003,	30/10/2003,	26/12/2003,	23/03/2004	
श्री राजीव पांडे	30/01/2004,	23/03/2004			
श्री पीयूष गोयल	30/01/2004,	23/03/2004			
श्री एन.एस. सिसोदिया	30/10/2003,	26/12/2003			
श्री ए.वी.सरदेसाई	30/01/2004				
श्रीमती के.जे. उदेशी	26/05/2003,	19/06/2003,	24/07/2003		
डॉ. राकेश मोहन	30/10/2003				

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Annexure III

Details of Attendance of Each Director at the Board of Directors Meeting in 2003-04

Name of Director	Date of Meetings attended				
Shri A.K. Purwar Chairman	26/05/2003, 26/12/2003,	19/06/2003, 30/01/2004,	24/07/2003, 23/03/2004	01/09/2003,	30/10/2003,
Shri A.K. Batra M.D. & GE (CB)	26/05/2003,	19/06/2003			
Shri P.N. Venkatachalam M.D. & GE (NB)	19/06/2003, 30/01/2004,	24/07/2003, 23/03/2004	01/09/2003,	30/10/2003,	26/12/2003,
Shri C. Bhattacharya M.D. & GE (CB & A&S)	26/12/2003,	30/01/2004,	23/03/2004		
Shri K.P. Jhunjhunwala	26/05/2003, 26/12/2003,	19/06/2003, 30/01/2004,	24/07/2003, 23/03/2004	01/09/2003,	30/10/2003,
Dr. I.G. Patel	24/07/2003, 23/03/2004	01/09/2003,	30/10/2003,	26/12/2003,	30/01/2004,
Shri Ajay G. Piramal	19/06/2003,	01/09/2003,	30/10/2003,	30/01/2004	
Shri P.R. Khanna	26/05/2003, 26/12/2003,	19/06/2003, 30/01/2004,	24/07/2003, 23/03/2004	01/09/2003,	30/10/2003,
Shri Suman Kumar Bery	26/05/2003, 30/01/2004,	24/07/2003, 23/03/2004	01/09/2003,	30/10/2003,	26/12/2003,
Shri A.C. Kalita	24/07/2003, 23/03/2004	01/09/2003,	30/10/2003,	26/12/2003,	30/01/2004,
Shri Shantha Raju	26/05/2003, 30/01/2004,	19/06/2003, 23/03/2004	24/07/2003,	01/09/2003,	30/10/2003,
Dr. K.S. Parikh	26/05/2003,	01/09/2003,	30/10/2003,	30/01/2004	
Shri Arun Singh	01/09/2003,	30/10/2003,	26/12/2003,	23/03/2004	
Shri Rajiv Pandey	30/01/2004,	23/03/2004			
Shri Piyush Goyal	30/01/2004,	23/03/2004			
Shri N.S. Sisodia	30/10/2003,	26/12/2003			
Shri A.V. Sardesai	30/01/2004				
Smt. K.J. Udeshi	26/05/2003,	19/06/2003,	24/07/2003		
Dr. Rakesh Mohan	30/10/2003				

अनुलग्नक IV

व्यास एंड व्यास

सनदी लेखाकार

<u>प्रमाणपत्र</u>

प्रति
भारतीय स्टेट बैंक शेयरधारक

हमने 31 मार्च 2004 को समाप्त वर्ष के लिए भारतीय स्टेट बैंक द्वारा कारपोरेट अभिशासन की उन शर्तों के अनुपालन की जाँच की है जो शेयर-बाजारों के साथ भारतीय स्टेट बैंक के सूचीकरण-करार के खंड 49 में निर्धारित की गई हैं।

कारपोरेट अभिशासन की शर्तों के अनुपालन की जिम्मेदारी प्रबंधन वर्ग की है। हमारी जाँच कारपोरेट अभिशासन की शर्तों का अनुपालन सुनिश्चित करने हेतु भारतीय स्टेट बैंक द्वारा अपनाई गई कार्यविधियों तथा उनके कार्यान्वयन तक ही सीमित थी। यह न तो लेखा-परीक्षा है और न ही भारतीय स्टेट बैंक के वित्तीय विवरणों पर अभिमत व्यक्त करना है।

हमारी राय में और जहाँ तक हमें जानकारी है, उसके अनुसार एवं हमें दिए गए स्पष्टीकरणों के अनुसार हम प्रमाणित करते हैं कि भारतीय स्टेट बैंक ने उपर्युक्त सूचीकरण-करार में निर्धारित कारपोरेट अभिशासन की शर्तों का अनुपालन किया है।

हम सूचित करते हैं कि शेयरधारक / निवेशक शिकायत-निवारण समिति द्वारा रखे गए अभिलेखों के अनुसार भारतीय स्टेट बैंक के विरुद्ध कोई भी निवेशक-शिकायत एक माह से अधिक अवधि के लिए लंबित नहीं है, किंतु भारतीय प्रतिभूति और एक्सचेंज बोर्ड / मुंबई स्टॉक एक्सचेंज द्वारा संदर्भित दस शिकायतें न्यायालय के विचाराधीन हैं।

हम यह भी सूचित करते हैं कि यह अनुपालन भारतीय स्टेट बैंक की भावी व्यवहार्यता के संबंध में न तो आश्वासन है, न ही उस कुशलता अथवा प्रभावकारिता से संबंधित है जिसके द्वारा प्रबंधन वर्ग ने भारतीय स्टेट बैंक का संचालन किया है।

व्यास एंड व्यास
सनदी लेखाकारों के लिए तथा उनकी ओर से

स्थान : कोलकाता
दिनांक : 28 मई 2004

(ओ.पी. व्यास)
भागीदार

Annexure IV

VYAS & VYAS

Chartered Accountants

Certificate

To the Shareholders of
State Bank of India

We have examined the compliance of conditions of corporate governance by the State Bank of India, for the year ended on the 31st March 2004 as stipulated in clause 49 of the Listing Agreement of the State Bank of India with stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the State Bank of India for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the State Bank of India.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the State Bank of India has complied with the conditions of Corporate Governance as stipulated in the abovementioned Listing Agreement.

We state that no investor grievances are pending for a period exceeding one month against the State Bank of India as per the records maintained by the Shareholders/Investors Grievance Committee. However, ten grievances referred by SEBI/BSE are subjudice.

We further state that such compliance is neither an assurance as to the future viability of the State Bank of India nor the efficiency or effectiveness with which the management has conducted the affairs of the State Bank of India.

For and on behalf of

Vyas & Vyas
Chartered Accountants

Place: Kolkata
Date: 28th May, 2004

(O.P. Vyas)
Partner

अनुलग्नक V

निवेशक सेवा केंद्रों की सूची

भारतीय स्टेट बैंक ने निम्नलिखित केंद्रों पर बैंक के शेयर/बांड से संबंधित मार्गदर्शन/समस्याओं, यदि कोई हों, के समाधान के लिए सुविधाएँ उपलब्ध कराई हैं :-

केंद्र/संपर्क कार्यालय	अधिकारी का नाम एवं पदनाम	टेलीफोन	फैक्स नं.
अहमदाबाद मंडल			
भारतीय स्टेट बैंक, स्थानीय प्रधान कार्यालय, अहमदाबाद	श्री आर.चेल्लपा मु म प्र के निजी सचिव	079-25506652	079-25509725
भारतीय स्टेट बैंक, आंचलिक कार्यालय, सी.एन.विद्यालय कांप्लेक्स, अहमदाबाद-380 015	श्री के.के.देसाई मुख्य प्रबंधक	079-26442542	079-26565482
भारतीय स्टेट बैंक, आंचलिक कार्यालय शाजरी गंज, बड़ौदा	श्रीमती पार्वती पिल्लै मुख्य प्रबंधक	0265-2361825	0265-2361623
भारतीय स्टेट बैंक, आंचलिक कार्यालय, सेक्टर-10-बी, गांधीनगर	श्री एम.वी.रमणा राव, मुख्य प्रबंधक	079-3220056	079-3229332
भारतीय स्टेट बैंक, जवाहर मार्ग, राजकोट शाखा	श्री पी.एम.चोवटिया उप प्रबंधक	0281-2236949	0281-2223439
भारतीय स्टेट बैंक, चौक बाजार, सूरत शाखा	सुश्री आर.सीता सहायक प्रंबधक	0261-2478719	0261-2478713
भारतीय स्टेट बैंक, सुपर मार्केट, जामनगर शाखा	श्री बी.एस. गाधिया	0288-2676693	0288-2554026
बंगलूर मंडल			
भारतीय स्टेट बैंक, स्थानीय प्रधान कार्यालय, 65, सेंट मार्क्स रोड, बंगलूर	सुश्री नलिनी देवी एन. सहायक प्रबंधक	080-22128127	080-22128127
भारतीय स्टेट बैंक, आंचलिक कार्यालय, चौथी मंजिल, सेंट मार्क्स रोड, बंगलूर	श्री के.चंद्रशेखर उप प्रबंधक	080-25943690	080-25943690
भारतीय स्टेट बैंक, टी.एस.कांप्लेक्स, सोलापुर रोड, केशवपुर, आंचलिक कार्यालय, हुबली-580 023	श्री आर.एस.दीक्षित मुख्य प्रबंधक	0836-2366698	0836-2366698
भारतीय स्टेट बैंक, खानपुर मार्ग, कैंप, बेलगाम-590 001	श्री उदय वेंकटेश सहायक प्रबंधक	0831-2404101	0831-2404100
भारतीय स्टेट बैंक, पोस्ट बॉक्स क्र.9, कॉलेज रोड, धारवाड़-580001	रविकांत कुर्तकोटि मुख्य प्रबंधक	0836-2211151	0836-2447694
भारतीय स्टेट बैंक, पोस्ट बॉक्स क्र.90, पोर्ट रोड, मंगलूर-575 001	दीपक कुमार सहायक प्रबंधक	0824-2420053	0824-2445973
भारतीय स्टेट बैंक, मोतीखाना भवन, नया सय्याजी राव मार्ग, मैसूर-570 024	जी.एम.दक्षिणा मूर्ति उप प्रबंधक	0821-2439612	0821-2421794

Annexure V

List of Investors' Services Centres

The State Bank of India has provided for the facilities for guidance / redressal of the problems, if any, pertaining to Bank's Share / Bonds at the following centres.

Centre/ Link Office	Name of the Official & Designation	Telephone	Fax No.
AHMEDABAD CIRCLE			
State Bank of India, LHO, Ahmedabad	Shri R.Chellapa P.S. to CGM	079-25506652	079-25509725
State Bank of India, Z.O., C.N.Vidyalaya Complex, Ahmedabad – 380 015	Shri K.K.Desai Chief Manager	079-26442542	079-26565482
State Bank of India, Z.O., Shajari Ganj, Baroda	Mrs. Parvathy Pillai, Chief Manager	0265-2361825	0265-2361623
State Bank of India, Z.O., Sector 10-B, Gandhinagar	Shri M.V.Ramana Rao, Chief Manager	079-3220056	079-3229332
State Bank of India, Jawahar Road, Rajkot Branch	Shri P.M.Chovatia Dy. Manager	0281-2236949	0281-2223439
State Bank of India, Chowk Bazar, Surat Branch	Ms.R.Sita Asst. Manager	0261-2478719	0261-2478713
State Bank of India, Super Market, Jamnagar Branch	Shri B.S.Gadhia	0288-2676693	0288-2554026
BANGALORE CIRCLE			
State Bank of India, Bangalore, 65, St.Marks Road LHO, Bangalore	Ms. Nalini Devi N. Asst. Manager	080-22128127	080-22128127
State Bank of India, Z.O., 4th Floor, St. Marks Road, Bangalore	Shri K.Chandrasekhar Dy. Manager	080-25943690	080-25943690
State Bank of India, T.S.Complex, Sholapur Road, Keshavpur, Z.O., Hubli-580 023.	Shri R.S.Dixit Chief Manager	0836-2366698	0836-2366698
SBI, Khanapur Road, Camp, Bengalum-590 001.	Sri Uday Venkatesh Asst. Manager	0831-2404101	0831-2404100
SBI, PB No.9, College Road, Dharwad-580 001	Ravikant Kurtakoti, Chief Manager	0836-2211151	0836-2447694
SBI, PB No.90, Port Road, Mangalore - 575 001	Deepak Kumar Asst,. Manager	0824-2420053	0824-2445973
SBI, Mothikhana Building, New Sayyaji Rao Road, Mysore -570 024	G.M.Dakshina Murthy, Dy. Manager	0821-2439612	0821-2421794

केंद्र/संपर्क कार्यालय	अधिकारी का नाम एवं पदनाम	टेलीफोन	फैक्स नं.
भोपाल मंडल			
भारतीय स्टेट बैंक, स्थानीय प्रधान कार्यालय, मैदा मिल के सामने, भोपाल-462 011	श्री डी.पत्री प्रबंधक	0755-2551156	0755-2551342
भारतीय स्टेट बैंक, आंचलिक कार्यालय, भोपाल-462 011	श्री आर.भटनागर उप प्रबंधक	0755-2747097	0755-2747376
भारतीय स्टेट बैंक, आंचलिक कार्यालय, विजयनगर, जबलपुर-482 002	श्री ए.के.नन्होरिया उप महाप्रबंधक के निजी सचिव	0761- 2643617	0761-2640354
भारतीय स्टेट बैंक, आंचलिक कार्यालय, सिटी सेंटर, ग्वालियर-474 011	श्री विनय खरे प्रबंधक	0751-2447341	0751-2447341
भारतीय स्टेट बैंक, आंचलिक कार्यालय, भैरों बाजार, रायपुर-492 001	श्री श्रीकांत त्रिपाठी उप प्रबंधक	0771-5040500	0771-5040502
भारतीय स्टेट बैंक, (मुख्य शाखा), इंदौर-452 001	श्री डी.के.तिवारी उप प्रबंधक	0731-2702736	0731-2700441
भुवनेश्वर मंडल			
भारतीय स्टेट बैंक, स्थानीय प्रधान कार्यालय, पंडित जवाहर नेहरू मार्ग, भुवनेश्वर	श्री पी.कुजूर उप प्रबंधक, मु म प सचिवालय	0674-2401841	0674-2401841
भारतीय स्टेट बैंक, आंचलिक कार्यालय, यूनिट-1, भुवनेश्वर	श्री प्रवास चं.दास उप प्रबंधक, उप महाप्रबंधक सचिवालय	0674-2530327	0674-2535051
भारतीय स्टेट बैंक, नयापाड़ा, गोलबाजार, जिला संभलपुर, उड़ीसा	श्री पी.सी.मोहंती मुख्य प्रबंधक (सामान्य अनुभाग)	0663-2400656	0663-2404459
भारतीय स्टेट बैंक, आंचलिक कार्यालय, ब्रह्मनगर, ब्रह्मपुर (गंजाम), जिला गंजाम, उड़ीसा-760 001	श्री अशोक कुमार मोहंती, मुख्य प्रबंधक (विकास एवं वैयक्तिक बैंकिंग)	0680-2281633	0680-2281392
भारतीय स्टेट बैंक, कटक शाखा कलेक्टरेट, कटक-2, उड़ीसा	श्री आर. आर. भूयान उप प्रबंधक	0671-2620391	0671-2618434
चंडीगढ़ मंडल			
भारतीय स्टेट बैंक, स्थानीय प्रधान कार्यालय, सेक्टर-17 बी, चंडीगढ़	श्री अमरजीत सिंह उप प्रबंधक, भारतीय स्टेट बैंक, मु म प्र सचिवालय,चंडीगढ़	0172-2702676	0172-2711134
भारतीय स्टेट बैंक, आंचलिक कार्यालय, हाइलैंड टावर्स, के.एस.मार्ग, जम्मू	श्री ए.के.राजदान मुख्य प्रबंधक (जी बी एंड डी पी एम)	0191-2474327	0191-2474813
भारतीय स्टेट बैंक, आंचलिक कार्यालय, सिविल लाइन्स, लुधियाना	एस.पी.गुप्ता मुख्य प्रबंधक (जी बी एंड बी पी एम)	0161-2427146	0161-2427150

Centre/ Link Office	Name of the Official & Designation	Telephone	Fax No.
BHOPAL CIRCLE			
State Bank of India, LHO, Opp.Maida Mill, Bhopal-462 011	Shri D.Patri, Manager	0755-2551156	0755-2551342
State Bank of India, Z.O., Bhopal-462001	Shri R.Bhatnagar, Dy. Manager	0755-2747097	0755-2747376
State Bank of India, Z.O. Vijaynagar, Jabalpur-482 002.	Shri A.K.Nanhorya P.S. to DGM	0761- 2643617	0761-2640354
State Bank of India, Z.O., City Centre, Gwalior-474 011.	Shri Vinay Khare Manager	0751-2447341	0751-2447341
State Bank of India, Z.O., Bairon Bazar, Raipur-492 001.	Shri Srikant Tripathy Dy.Manager	0771-5040500	0771-5040502
State Bank of India (Main Branch), Indore-452 001	Shri D.K.Tiwari Dy.Manager	0731-2702736	0731-2700441
BHUBANESHWAR CIRCLE			
State Bank of India, Pt.J.N. Marg, LHO, Bhubaneshwar	Shri P.Kujur Dy. Manager, CGM's Secretariat	0674-2401841	0674-2401841
State Bank of India, Z.O., Unit-I, Bhubaneswar	Shri Pravas Ch.Das Dy.Manager, DGM Sectt.,	0674-2530327	0674-2535051
State Bank of India, Nayapada, Golbazar, Dist. Sambalpur, Orissa	Shri P.C.Mohanty Chief Manager, (Gen. Section)	0663-2400656	0663-2404459
State Bank of India, Z.O., Brahamanagar, Berhampur (Gm), Dist. Ganjam, Orissa–760 001	Shri Ashok Kumar Mohanty Chief Manager (D&PB)	0680-2281633	0680-2281392
State Bank of India, Cuttack Branch, Collectorate, Cuttack-2, Orissa	Shri R.R.Bhuyan Dy.Manager	0671-2620391	0671-2618434
CHANDIGARH CIRCLE			
State Bank of India, LHO, CGM Secretariat, Sector-17B, Chandigarh	Shri Amarjeet Singh, Dy. Manager	0172-2702676	0172-2711134
SBI, Z.O., Highland Towers, K.S.Marg, Jammu	Shri A.K.Razdan Chief Manager (GB&DPM)	0191-2474327	0191-2474813
SBI, Z.O., Civil Lines, Ludhiana.	S.P. Gupta, Chief Manager (GB&BPM)	0161-2427146	0161-2427150

केंद्र/संपर्क कार्यालय	अधिकारी का नाम एवं पदनाम	टेलीफोन	फैक्स नं.
भारतीय स्टेट बैंक, आंचलिक कार्यालय, 40, एस.ए.कांप्लेक्स, शिमला	श्री के.एल.कोंडल मुख्य प्रबंधक (जी बी एंड बी पी एम)	0177-2627658	0177-2623717
भारतीय स्टेट बैंक, हिसार	श्री जे.एन.रातोल मुख्य प्रबंधक	01662-229897	01662-232418
भारतीय स्टेट बैंक, टाउन हाल, अमृतसर	श्री तरलोचन सिंह सहायक प्रबंधक	0183-2556763	0183-2556763
चेन्नई मंडल			
भारतीय स्टेट बैंक, स्थानीय प्रधान कार्यालय, 16, कॉलेज लेन, चेन्नई-06	श्री आर. राजशेखर मुख्य प्रबंधक	044-28214115	044-28214459
भारतीय स्टेट बैंक, आंचलिक कार्यालय, 86, राजाजी सलै, चेन्नई-01	श्री एन.सुब्रमणियन उप प्रबंधक	044-25221250	0422-25244259
भारतीय स्टेट बैंक, आंचलिक कार्यालय, कुरिंजि कांप्लेक्स, स्टेट बैंक रोड, कोयम्बत्तूर	श्री एन.शिवकुमार उप प्रबंधक	0422-2301325	0422-2300518
भारतीय स्टेट बैंक, आंचलिक कार्यालय, मधुरम कांप्लेक्स, नं.2, डॉ. आंबेडकर रोड, मदुरै-02	श्री के.नटराजन उप प्रबंधक	0452-2537101	0452-2537025
भारतीय स्टेट बैंक, आंचलिक कार्यालय, मैक डोनाल्ड्स रोड, कैंटोनमेंट, तिरुचिरापल्ली	श्री के.एल.श्रीनिवासन तिरुचिरापल्ली	0431-2401510	0431-2401524
भारतीय स्टेट बैंक, सेलम शाखा, फोर्ट मेन रोड, सेलम, तमिलनाडु-01	श्री जी.बालजगन्नाथन उप प्रबंधक	0427-2212705	0427-2213842
गुवाहाटी मंडल			
भारतीय स्टेट बैंक, स्थानीय प्रधान कार्यालय, अनुपम बिल्डिंग, भरलामुख, गुवाहाटी-781 009	श्री गौतम रॉयचौधरी	0361-2540677	0361-2540678
भारतीय स्टेट बैंक, क्षेत्रीय कार्यालय, दीमापुर, सुपर मार्केट कांप्लेक्स दीमापुर-797 112	श्री एस.डी.सिकदर प्रबंधक उप महाप्रबंधक सचिवालय	03862-22-5559	03862-23-0923
भारतीय स्टेट बैंक, आंचलिक कार्यालय, बावरी मैन्शन, धानखेती, शिलांग-793 001	श्री हरभजन सिंह मुख्य प्रबंधक	0364-222-6458	0364-222-6840
भारतीय स्टेट बैंक, आंचलिक कार्यालय, जोरहाट	श्री पी.के.गोगोई, उप प्रबंधक	0376-2322200	0376-2320715

Centre/ Link Office	Name of the Official & Designation	Telephone	Fax No.
SBI Z.O., 40, S.A. Complex, Simla.	Shri K.L.Kondal Chief Manager (GB & BPM)	0177-2627658	0177-2623717
SBI, Hisar	Shri J.N.Ratol Chief Manager	01662-229897	01662-232418
SBI, Town Hall, Amritsar	Shri Tarlochan Singh, Asst. Manager	0183-2556763	0183-2556763
CHENNAI CIRCLE			
State Bank of India, LHO, 16, College Lane, Chennai-06.	Shri R. Rajasekhar Chief Manager	044-28214115	044-28214459
State Bank of India, Z.O., 86, Rajaji Salai, Chennai-01	Shri N.Subramanian Dy.Manager	044-25221250	0422-25244259
State Bank of India, Z.O. Kurinji Complex, State Bank Road, Coimbatore.	Shri N.Sivakumar Dy. Manager	0422-2301325	0422-2300518
State Bank of India, Zonal Ofice, Madhuram Complex, No.2, Dr.Ambedkar Road, Madurai-02.	Shri K.Natarajan Dy. Manager	0452-2537101	0452-2537025
State Bank of India, Z.O. Mc Donalds Road, Cantonment, Tiruchirapalli	Shri K.L.Srinivasan Tiruchirapalli	0431-2401510	0431-2401524
State Bank of India, Salem Branch Fort Main Road, Salem, Tamilnadu-01.	Shri G.Balajaganathan, Dy. Manager	0427-2212705	0427-2213842
GUWAHATI CIRCLE			
State Bank of India, LHO, Anupam Building, Bharalmukh, Guwahati-781 009	Shri Gautam Roychoudhury	0361-2540677	0361-2540678
State Bank of India, Regional Office, Dimapur, Super Market Complex, Dimapur-797 112	Shri S.D.Sikadar Manager DGM Sectt.,	03862-22-5559	03862-23-0923
State Bank of India, Z.O., Bawri Mansion, Dhankheti, Shillong-793 001	Shri Harbhajan Singh Chief Manager	0364-222-6458	0364-222-6840
State Bank of India, Z.O., Jorhat	Shri P.K.Gogoi, Dy. Manager	0376-2322200	0376-2320715

केंद्र/संपर्क कार्यालय	अधिकारी का नाम एवं पदनाम	टेलीफोन	फैक्स नं.
हैदराबाद मंडल			
भारतीय स्टेट बैंक स्थानीय प्रधान कार्यालय बैंकिंग परिचालन विभाग, बैंक स्ट्रीट, एसबीआइ बिल्डिंग, हैदराबाद 500 095	श्री के. प्रताप रेड्डि एमएमजीएस III	040-24756852	040-24756252
भारतीय स्टेट बैंक, आंचलिक कार्यालय, उप महाप्रबंधक सचिवालय हैदराबाद आंचलिक कार्यालय, सिंकदराबाद-500 003	श्री एम.विजयकुमार एमएमजीएस-II	040-27883103	040-27883186
भारतीय स्टेट बैंक, आंचलिक कार्यालय, तिरुपति-517 501	श्री टी.के.एस. राघवन एमएमजीएस-II	0877-22200278	0877-2225974
भारतीय स्टेट बैंक, आंचलिक कार्यालय, सूर्यारावपेट विजयवाड़ा-520 002	श्री वी.सुरेश एमएमजीएस-II, उप महाप्रबंधक सचिवालय	0866-2495297	0866-2494133
भारतीय स्टेट बैंक, आंचलिक कार्यालय, विशाखापट्टणम-530 020	श्री टी.सुंदर शिव राव, एमएमजीएस-II,	0891-2746615	0891-2746061
भारतीय स्टेट बैंक, राजमंद्री शाखा पिन-533 101	श्री जी.सदाशिव राव एमएमजीएस-II,	0883-2463839	0883-2420418
कोलकाता मंडल			
भारतीय स्टेट बैंक, स्थानीय प्रधान कार्यालय, शेयर एवं बांड कक्ष (बैंकिंग परिचालन विभाग), समृद्धि भवन, स्ट्रैंड रोड, कोलकाता-700 001	श्री सुब्रता साहा प्रबंधक	033-22489338/ 033-22436139	033-22427354
भारतीय स्टेट बैंक, आंचलिक कार्यालय, बर्दवान (पश्चिम बंगाल)	श्री शिलाजीत साहा मुख्य प्रबंधक (विकास एवं वैयक्तिक बैंकिंग)	0342-2544650	0342-2647016
भारतीय स्टेट बैंक, आंचलिक कार्यालय सिलीगुड़ी, स्काई स्टार भवन चौथी मंजिल, सेवॉक रोड, सिलीगुड़ी-734 401	श्री एस.पी.चटर्जी मुख्य प्रबंधक (विकास एवं वैयक्तिक बैंकिंग)	0353-2539384	0353-2430381
भारतीय स्टेट बैंक, आंचलिक कार्यालय, हावड़ा गैंजेस गार्डेन 106, क्रायन चौधरी सिंह रोड शिबपुर, हावड़ा-711 102	श्री एन.आर.साहा मुख्य प्रबंधक (विकास एवं वैयक्तिक बैंकिंग)	033-26507162	033-26508032
भारतीय स्टेट बैंक आसनसोल शाखा, जिला बर्दवान (प.बं.)	श्री बी. बिसवास सहायक महाप्रबंधक	0341-2250385	0341-2252212
भारतीय स्टेट बैंक, आंचलिक कार्यालय नागालैंड हाउस, 11 एवं 13, शेक्सपियर सरणि, कोलकाता-700 071	श्री सुबीर कुमार दास मुख्य प्रबंधक (विकास एवं वैयक्तिक बैंकिंग)	033-22820662	033-22826777

Centre/ Link Office	Name of the Official & Designation	Telephone	Fax No.
HYDERABAD CIRCLE			
State Bank of India, LHO, Banking Operations Deptt., Bank Street, SBI Building, Hyderabad – 500 095.	Shri K. Pratap Reddy, MMGS-III	040-24756852	040-24756252
State Bank of India, Z.O., DGM's Secretariat, Hyderabad Z.O., Secunderabad-500 003.	Shri M.Vijayakumar, MMGS-II	040-27883103	040-27883186
State Bank of India, Z.O. Tirupati-517 501	Shri T.K.S.Raghavan, MMGS-II	0877-22200278	0877-2225974
State Bank of India, Z.O., Suryaraopet, Vijayavada-520002	Shri V. Suresh, MMGS-II	0866-2495297	0866-2494133
State Bank of India, Z.O., Visakhapatnam-530 020	Shri T.Sundara Siva Rao	0891-2746615	0891-2746061
State Bank of India, Rajahmundry Branch Pin-533 101	Shri G.Sadasiva Rao MMGS-II	0883-2463839	0883-2420418
KOLKATA CIRCLE			
State Bank of India, LHO, Shares & Bonds Cell (BOD), Samriddhi Bhavan, Strand Road, Kolkata-700 001	Shri Subrata Saha Manager	033-22489338 / 033-22436139	033-22427354
State Bank of India, Z.O., Burdwan (W.B.)	Shri Shilajit Saha Chief Manager (D&PB)	0342-2544650	0342-2647016
State Bank of India, Z.O., Siliguri, Sky Star Building, 4th Floor, Sevoke Road, Siliguri-734 401	Shri S.P.Chatterjee Chief Manager (D&PB)	0353-2539384	0353-2430381
State Bank of India, Z.O., Howrah Ganges Garden, 106, Krian Ch.Singha Road, Shibpur, Howrah-711 102	Shri N.R.Saha, Chief Manager (D&PB)	033-26507162	033-26508032
State Bank of India, Asansol Branch, Dist.Burdwan (W.B.)	Shri B.Biswas, Asst.Gen.Manager	0341-2250385	0341-2252212
State Bank of India, Z.O., Nagaland House, 11&13, Shakespeare Sarani, Kolkata-700 071	Shri Subir Kumar Das, Chief Manager (D&PB)	033-22820662	033-22826777

केंद्र/संपर्क कार्यालय	अधिकारी का नाम एवं पदनाम	टेलीफोन	फैक्स नं.
भारतीय स्टेट बैंक, आंचलिक कार्यालय बिधाननगर, सीआइटी स्कीम, VII एम/16 वीआइपी रोड, कोलकाता-700 054	श्री डी. दासगुप्ता मुख्य प्रबंधक (विकास एवं वैयक्तिक बैंकिंग)	033-23550422	033-23559472
लखनऊ मंडल			
भारतीय स्टेट बैंक, स्थानीय प्रधान कार्यालय मोती महल मार्ग, हजरतगंज, लखनऊ-226 001	श्रीमती अल्का कुमार मुख्य प्रबंधक	2226175	2623642
भारतीय स्टेट बैंक, आंचलिक कार्यालय 148, सिविल लाईंस बरेली-243 001	श्री एच.एस. अग्रवाल मुख्य प्रबंधक (जीबी एंड बीपीएम)	2428834	2426063
भारतीय स्टेट बैंक, आंचलिक कार्यालय टाउन हाल, गोरखपुर-273 001 गोरखपुर	श्री एस.एस. शर्मा मुख्य प्रबंधक (जीबी एंड बीपीएम)	2333957	2338652
भारतीय स्टेट बैंक, आंचलिक कार्यालय महात्मा गांधी मार्ग, दि माल कानपुर-208 001	श्री शशि कपूर मुख्य प्रबंधक (जीबी एंड बीपीएम)	2303814	2306143
भारतीय स्टेट बैंक, आंचलिक कार्यालय ऑफिस 24, हलवसिया पैलेस महात्मा गांधी मार्ग, लखनऊ-226 001	श्री प्रभात कुमार मुख्य प्रबंधक (जीबी एंड बीपीएम)	2272832	2218203
भारतीय स्टेट बैंक, आंचलिक कार्यालय कैंट, वाराणसी-221 002	श्री सुरेश चंद्र मुख्य प्रबंधक (जीबी एंड बीपीएम)	2505579	2502483
भारतीय स्टेट बैंक, आंचलिक कार्यालय 4 कचहरी रोड, इलाहाबाद-211 002	श्री एच.एस. अरोड़ा मुख्य प्रबंधक (लेखा)	2607932	2603713
मुंबई मंडल			
भारतीय स्टेट बैंक, स्टेट बैंक भवन मुंबई स्थानीय प्रधान कार्यालय मादाम कामा रोड, मुंबई-400 021	श्री पी.वी.सुब्बरामन मुख्य प्रबंधक मुख्य महाप्रबंधक के निजी सचिव	22855545	22045496
भारतीय स्टेट बैंक, मुंबई आंचलिक कार्यालय 88-सी,डीजीपी हाउस, जूना प्रभादेवी मार्ग मुंबई-400 025	श्री किशोर आर. वेलिंग मुख्य प्रबंधक (विकास एवं वैयक्तिक बैंकिंग	24228544	24385619
भारतीय स्टेट बैंक, पणजी आंचलिक कार्यालय स्टेट बैंक भवन, महात्मा गांधी रोड पणजी, गोवा-403 001	श्री दिनेश पाण्डे मुख्य प्रबंधक (विकास एवं वैयक्तिक बैंकिंग)	0832-2221239	
भारतीय स्टेट बैंक, पुणे आंचलिक कार्यालय गुलमोहर, 2420 ईस्ट स्ट्रीट पुणे-411 001	श्री दिगंबर डी.काकडे मुख्य प्रबंधक (विकास एवं वैयक्तिक बैंकिंग)	020-26342677	020-26340550

Centre/ Link Office	Name of the Official & Designation	Telephone	Fax No.
State Bank of India, Z.O., Bidhannagar, C.I.T.Scheme, VII M/16, VIP Road, Kolkata-700 054	Shri D.Dasgupta Chief Manager (D&PB)	033-23550422	033-23559472
LUCKNOW CIRCLE			
State Bank of India, LHO, Moti Mahal Marg, Hazratganj, Lucknow-226 001	Smt. Alka Kumar, Chief Manager	2226175	2623642
State Bank of India, Zonal Ofice 148, Civil Lines, Bareilly-243 001	Shri H.S.Agarwal, Chief Manager (GB&BPM)	2428834	2426063
State Bank of India, Z.O, Town Hall, Gorakhpur-273 001	Shri S.S.Sharma, Chief Manager (GB/BPM)	2333957	2338652
State Bank of India, Z.O., Mahatma Gandhi Marg, The Mall, Kanpur – 208 001	Shri Shashi Kapoor, Chief Manager (GM&BPM)	2303814	2306143
State Bank of India, Z.O., Office 24, Halwasia Place, M.G.Marg, Lucknow-226 001	Shri Prabhat Kumar Chief Manager (GB&BPM)	2272832	2218203
State Bank of India, Z.O, Cantt., Varanasi-221 002	Shri Suresh Chandra Chief Manager (GB&BPM)	2505579	2502483
State Bank of India, Z.O., 4, Kutchery Road, Allahabad-211 002	Shri H.S.Arora, Chief Manager (Accounts)	2607932	2603713
MUMBAI CIRCLE			
State Bank of India, State Bank Bhavan, Mumbai LHO, Madame Cama Road, Mumbai – 400 021.	P.V. Subbaraman Chief Manager P.S. to Chief General Manager	22855545	22045496
State Bank of India, Mumbai Z.O. 88-C, DGP House, Old Prabhadevi Marg, Mumbai – 400 025.	Shri Kishore R.Welling, Chief Manager (D&PB)	24228544	24385619
State Bank of India, Panaji Z.O., State Bank Bhavan, Mahatma Gandhi Road, Panaji, Goa-403 001	Shri Dinesh Pandey Chief Manager (D&PB)	0832-2221239	
State Bank of India, Pune Z.O., "Gulmohar", 2420 East Street, Pune – 411 001.	Shri Digambar D.Kakade, Chief Manager (D&PB)	020-26342677	020-26340550

केंद्र/संपर्क कार्यालय	अधिकारी का नाम एवं पदनाम	टेलीफोन	फैक्स नं.
भारतीय स्टेट बैंक, नागपुर आंचलिक कार्यालय एस.वी. पटेल रोड नागपुर-440 001	श्री तुलसीराम डी.देशकर मुख्य प्रबंधक (विकास एवं वैयक्तिक बैंकिंग)	0712-2540689	0712-2522707
भारतीय स्टेट बैंक, औरंगाबाद आंचलिक कार्यालय, एन-5, सिडको औरंगाबाद-431 003	श्री वसंत एम. खंडेलवाल मुख्य प्रबंधक (विकास एवं वैयक्तिक बैंकिंग)	0240-2483246	0240-2486242
भारतीय स्टेट बैंक, नासिक मुख्य शाखा सम्राट होटल के सामने, पुराना आगरा रोड नासिक-422 002	श्री ई.आर. निकम सहायक महाप्रबंधक नासिक शाखा	0253-2599211	0253-2595308
भारतीय स्टेट बैंक, ठाणे मुख्य शाखा पारसी एजिएरी लेन, टेंबे नाका, ठाणे-400 601	श्री एन.डी. तोश्नीवाल सहायक महाप्रबंधक	25388400	25388060
दिल्ली मंडल			
भारतीय स्टेट बैंक, स्थानीय प्रधान कार्यालय 11, संसद मार्ग नई दिल्ली	श्री अमृतेश मोहन उप प्रबंधक मुख्य महाप्रबंधक सचिवालय	011-23345821	011-23345449
भारतीय स्टेट बैंक, आंचलिक कार्यालय मेरठ	श्री ए.के. रस्तोगी मुख्य प्रबंधक	0121-2769947	0121-2762528
भारतीय स्टेट बैंक, नवयुग मार्केट गाजियाबाद	श्री जीतेंद्र खत्री सहायक प्रबंधक	0120-2794932	0120-279459
भारतीय स्टेट बैंक, दिल्ली आंचलिक कार्यालय 11, संसद मार्ग, नई दिल्ली-110 001	श्री तिलक राज मुख्य प्रबंधक (सामान्य अनुभाग)	011-23367927	011-23349260
भारतीय स्टेट बैंक, आंचलिक कार्यालय पो.बॉ. 147, 38/4ए, संजय प्लेस, आगरा-2	श्री आर.सी. धोंडियाल मुख्य प्रबंधक	0562-2522728	0562-2150126
भारतीय स्टेट बैंक, आंचलिक कार्यालय नेहरू प्लेस, टोंक रोड, जयपुर	श्री राजेश व्यास मुख्य प्रबंधक	0141-2742061	0141-3743673
भारतीय स्टेट बैंक, आंचलिक कार्यालय राजपुर रोड, देहरादून, उत्तरांचल	श्री के.सी. रमोला उप प्रबंधक	0135-2742846	0135-2745956
पटना मंडल			
भारतीय स्टेट बैंक, 7वीं मंजिल स्थानीय प्रधान कार्यालय,पश्चिम गांधी मैदान पटना-800 001	श्री ए.के. द्विवेदी उप प्रबंधक मुख्य महाप्रबंधक सचिवालय	0612-2209002	0612-2209003
भारतीय स्टेट बैंक, प्रथम तल आंचलिक कार्यालय, 3 सी रोड, पटना-800 001	श्री अशोक प्रसाद मुख्य प्रबंधक	0612-2692805	0612-2684566
भारतीय स्टेट बैंक, आंचलिक कार्यालय मिथनपुरा, मुजफ्फरपुर बिहार	श्री एस.सी. झा मुख्य प्रबंधक (विकास एवं वैयक्तिक बैंकिंग)	0621-2285294	0621-2283626

Centre/ Link Office	Name of the Official & Designation	Telephone	Fax No.
State Bank of India, Nagpur Z.O., S.V.Patel Road, Nagpur-440 001.	Shri Tulsiram D. Deshkar Chief Manager (D&PB)	0712-2540689	0712-2522707
State Bank of India, Aurangabad Z.O., N-5, Cidco, Aurangabad – 431 003	Shri Vasant M.Khandelwal, Chief Manager (D&PB)	0240-2483246	0240-2486242
State Bank of India, Nasik Main Branch, Opp. Samrat Hotel, Old Agra Road, Nasik-422002	Shri E.R.Nikam, Asst. General Manager, Nasik Branch	0253-2599211	0253-2595308
State Bank of India, Thane Main Branch Parsi Agiary Lane, Tembe Naka, Thane – 400 601.	Shri N.D.Toshniwal Asst. General Manager	25388400	25388060
DELHI CIRCLE			
State Bank of India, LHO, 11, Parliament Street, New Delhi	Shri Amritesh Mohan, Dy. Manager, CGM's Sectt.	011-23345821	011-23345449
State Bank of India, Z.O., Meerut	Shri A.K.Rastogi Chief Manager	0121-2769947	0121-2762528
State Bank of India, Navyug Market, Ghaziabad.	Shri Jitendra Khatri Asst. Manager	0120-2794932	0120-279459
State Bank of India, Delhi Z.O., 11, Parliament Street, New Delhi – 110 001.	Shri Tilak Raj Chief Manager (General Section)	011-23367927	011-23349260
State Bank of India, Z.O., P.B.NO.147, 38/4A, Sanjay Place, Agra-2.	Shri R.C.Dhondiyal, Chief Manager	0562-2522728	0562-2150126
State Bank of India, Z.O., Nehru Place, Tonk Road, Jaipur	Mr. Rajesh Vyas, Chief Manager	0141-2742061	0141-3743673
State Bank of India, Z.O., Rajpur Road, Dehradun, Uttranchal	Shri K.C.Ramola, Dy. Manager	0135-2742846	0135-2745956
PATNA CIRCLE			
State Bank of India, 7th Floor, LHO, West Gandhi Maidan Patna, Pin – 800 001.	Shri A.K.Dwivedi, Dy. Manager, CGM's Sectt.	0612-2209002	0612-2209003
State Bank of India, 1st Floor, Z.O., 3,C, Road, Patna – 800 001.	Shri Ashok Prasad, Chief Manager	0612-2692805	0612-2684566
State Bank of India, Z.O., Mithanpura, Muzaffarpur, Bihar.	Shri S.C.Jha, Chief Manager (D&PB)	0621-2285294	0621-2283626

केंद्र/संपर्क कार्यालय	अधिकारी का नाम एवं पदनाम	टेलीफोन	फैक्स नं.
भारतीय स्टेट बैंक, उप महाप्रबंधक सचिवालय आंचलिक कार्यालय, खंजरपुर, भागलपुर, बिहार	श्री अजय कुमार गुप्ता मुख्य प्रबंधक (विकास एवं वैयक्तिक बैंकिंग)	0641-2421409	0641-2400828
भारतीय स्टेट बैंक, उप महाप्रबंधक सचिवालय, आंचलिक कार्यालय, कला भवन रोड, पूर्णिया, बिहार	श्री बिजय कुमार गुप्ता मुख्य प्रबंधक (विकास एवं वैयक्तिक बैंकिंग)	06454-222428	06454-22286
भारतीय स्टेट बैंक, उप महाप्रबंधक सचिवालय, आंचलिक कार्यालय, कचहरी रोड राँची, झारखंड	श्रीमती रंजना बोस मुख्य प्रबंधक (विकास एवं वैयक्तिक बैंकिंग)	0651-2310612	0651-2304702
भारतीय स्टेट बैंक, धनबाद शाखा धनबाद, झारखंड	श्री छथु राम प्रभारी (विदेशी विनिमय कक्ष)	0326-2303592	0326-2303119
भारतीय स्टेट बैंक, सहायक महाप्रबंधक सचिवालय, जमशेदपुर शाखा जिला जमशेदपुर, झारखंड	श्री ए.के. बसु उप प्रबंधक	0657-2432119	0657-24314212
भारतीय स्टेट बैंक, बोकारो स्टील सिटी जिला बोकारो, झारखंड	श्री बी.के. बेनर्जी उप प्रबंधक	06542-242441	06542-231232
केरल मंडल			
भारतीय स्टेट बैंक, मुख्य महाप्रबंधक सचिवालय, स्थानीय प्रधान कार्यालय, तिरुवनंतपुरम	श्री वर्गीस कुरुविल्ला प्रबंधक	0471-2321283	0471-2321285
भारतीय स्टेट बैंक, आंचलिक कार्यालय तिरुवनंतपुरम	श्री पी. मुरलीधरन मुख्य प्रबंधक (विकास एवं वैयक्तिक बैंकिंग)	0471-2316877	0471-2313270
भारतीय स्टेट बैंक, आंचलिक कार्यालय एर्णाकुलम	श्री बी. राजगोपाल मुख्य प्रबंधक (विकास एवं वैयक्तिक बैंकिंग)	0484-2372686	0484-2360224
त्रिसुर शाखा	श्री मैथ्यू अदकामुंडक्कल प्रबंधक (अनिवासी भारतीय)	0487-2331279	0487-2331471

1. संबंधित क्षेत्रों में रहने वाले शेयर/बांड धारक आवश्यक होने पर संबंधित केंद्रों/अधिकारियों से संपर्क कर सकते हैं ।

2. उपर्युक्त जानकारी हमारी वेबसाइट http://www.statebankofindia.com पर भी "शेयरधारकों से संबंधित सूचना" के अंतर्गत उपलब्ध है ।

Centre/ Link Office	Name of the Official & Designation	Telephone	Fax No.
State Bank of India, DGM's Secretariat, Z.O., Khanjarpur, Bhagalpur, Bihar	Shri Ajay Kumar Gupta, Chief Manager (D&PB)	0641-2421409	0641-2400828
State Bank of India, DGM's Secretariat, Z.O., Kalabhawan Road, Purnea, Bihar	Shri Bijay Kumar Gupta, Chief Manager (D&PB)	06454-222428	06454-222861
State Bank of India, DGM's Secretariat, Z.O., Kutchhery Road, Ranchi, Jharkhand.	Mrs. Ranjana Bose, Chief Manager (D&PB)	0651-2310612	0651-2304702
State Bank of India, Dhanbad Branch, Dhanbad, Jharkhand	Shri Chhathu Ram (Officer in Forex Cell)	0326-2303592	0326-2303119
State Bank of India, AGM's Secretariat, Jamshedpur Branch, Dist. Jamshedpur, Jharkhand	Shri A.K.Basu, Dy. Manager	0657-2432119	0657-24314212
State Bank of India, Bokaro Steel City, Dist : Bokaro, Jharkhand	Shri B.K.Banerjee, Dy. Manager	06542-242441	06542-231232.
KERALA CIRCLE			
State Bank of India, CGM's Secretariat, LHO, Thiruvananthapuram	Mr. Varghese Kuruvilla, Manager	0471-2321283	0471-2321285
State Bank of India Z.O., Thiruvananthapuram	Shri P.Muraleedharan, Chief Manager (D&PB)	0471-2316877	0471-2313270
State Bank of India, Z.O., Ernakulam	Mr. B. Rajagopal, Chief Manager (D&PB)	0484-2372686	0484-2360224
Thrissur Branch	Mr. Mathew Adackamundakkal, Manager (NRI)	0487-2331279	0487-2331471

1. The Share / Bondholders residing in the respective areas may approach the concerned centres / officials in case of need.
2. The above information is also available on our website http: / / www.statebankofindia.com under shareholders' information.

भारतीय स्टेट बैंक का 31 मार्च 2004 की स्थिति के अनुसार तुलन-पत्र

BALANCE SHEET OF THE STATE BANK OF INDIA AS ON 31ST MARCH 2004

(000 को छोड़ दिया गया है)
(000s omitted)

पूंजी और दायित्व CAPITAL AND LIABILITIES	अनुसूची सं. Schedule No.	31.3.2004 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2004 (current year)	31.3.2003 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2003 (previous year)
		रु. Rs.	रु. Rs.
पूंजी Capital	1	526,29,89	526,29,89
आरक्षितियां और अधिशेष Reserves & Surplus	2	19704,97,95	16677,08,35
जमाराशियाँ Deposits	3	318618,67,15	296123,28,24
उधार Borrowings	4	13431,33,35	9303,61,94
अन्य दायित्व और उपबंध Other liabilities & provisions	5	55533,99,67	53246,21,41
	योग TOTAL	407815,28,01	375876,49,83

आस्तियां ASSETS	अनुसूची सं. Schedule No.	31.3.2004 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2004 (current year)	31.3.2003 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2003 (previous year)
		रु. Rs.	रु. Rs.
भारतीय रिज़र्व बैंक में नकदी और जमाराशियाँ Cash & balances with Reserve Bank of India	6	19041,28,41	12738,46,84
बैंकों में जमाराशियाँ और मांग तथा अल्प सूचना पर प्राप्य धन Balances with banks & money at call & short notice ...	7	24525,33,27	32442,55,61
विनिधान Investments	8	185676,48,28	172347,90,72
अग्रिम Advances	9	157933,53,74	137758,45,82
स्थिर आस्तियां Fixed Assets	10	2645,11,50	2388,54,83
अन्य आस्तियां Other Assets	11	17993,52,81	18200,56,01
	योग TOTAL	407815,28,01	375876,49,83
समाश्रित दायित्व Contingent liabilities	12	रु. Rs.111892,22,87	रु. Rs.106105,89,60
संग्रहण के लिए बिल Bills for collection	—	रु. Rs.10193,80,90	रु. Rs.7571,28,46
प्रमुख लेखा नीतियां Principal Accounting Policies	17		
लेखा टिप्पणियां Notes to Accounts	18		

अनुसूची 1 — पूंजी
SCHEDULE 1 — CAPITAL

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2004 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2004 (current year) रु. Rs.	31.3.2003 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2003 (previous year) रु. Rs.
प्राधिकृत पूंजी — 10/- रुपए प्रति शेयर वाले 100,00,00,000 शेयर Authorised Capital — 100,00,00,000 shares of Rs.10/- each	1000,00,00	1000,00,00
निर्गमित, अभिदत्त और संदत्त पूंजी — 52,62,98,878 शेयर — प्रत्येक शेयर 10/- रु का [इसमें 4,15,38,018 (31.03.2003 को 4,15,38,018) शेयर सम्मिलित हैं जो 2,07,69,009 (31.03.2003 को 2,07,69,009) विश्व जमा रसीदों के रूप में हैं]. Issued, Subscribed and Paid-up Capital — 52,62,98,878 shares of Rs.10/- each [includes 4,15,38,018 shares (4,15,38,018 as on 31.03.2003) represented by 2,07,69,009 (2,07,69,009 as on 31.03.2003) Global Depository Receipts]	526,29,89	526,29,89
योग TOTAL	526,29,89	526,29,89

अनुसूची 2 — आरक्षितियां और अधिशेष
SCHEDULE 2 — RESERVES & SURPLUS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2004 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2004 (current year)		31.3.2003 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2003 (previous year)	
		रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
I.	कानूनी आरक्षितियां Statutory Reserves				
	अथशेष Opening Balance	10679,44,06		9681,59,19	
	वर्ष के दौरान परिवर्धन Additions during the year	925,60,90		997,84,87	
	वर्ष के दौरान कटौतियां Deductions during the year	–	11605,04,96	–	10679,44,06
II.	पूंजी आरक्षितियां Capital Reserves				
	अथशेष Opening Balance	112,54,60		110,07,23	
	वर्ष के दौरान परिवर्धन Additions during the year	2,28,49		2,47,37	
	वर्ष के दौरान कटौतियां Deductions during the year	–	114,83,09	–	112,54,60
III.	शेयर प्रीमियम Share Premium				
	अथशेष Opening Balance	3510,57,33		3510,57,33	
	वर्ष के दौरान परिवर्धन Additions during the year	–		–	
	वर्ष के दौरान कटौतियां Deductions during the year	–	3510,57,33	–	3510,57,33
IV.	निवेश उतार-चढ़ाव आरक्षितियां Investment Fluctuation Reserve				
	अथशेष Opening Balance	2271,15,38		671,15,38	
	वर्ष के दौरान परिवर्धन Additions during the year	2100,00,00		1600,00,00	
	वर्ष के दौरान कटौतियां Deductions during the year	–	4371,15,38	–	2271,15,38
*V.	राजस्व और अन्य आरक्षितियां Revenue and Other Reserves				
	अथशेष Opening Balance	103,03,26		724,35,26	
	वर्ष के दौरान परिवर्धन Additions during the year	–		–	
	वर्ष के दौरान कटौतियां Deductions during the year	–	103,03,26	621,32,00 @	103,03,26
	@ अवकाश नकदीकरण के लिए उपचित देयता @ Accrued Liability towards Leave Encashment				
VI.	लाभ और हानि खाते का अतिशेष Balance of Profit and Loss Account		33,93		33,72
	योग TOTAL		19704,97,95		16677,08,35

* इसमें (भारतीय स्टेट बैंक अधिनियम, 1955 की धारा 36 के अंतर्गत रखे गए) एकीकरण और विकास निधि के रु. 5,00,00,000 (पिछले वर्ष 5,00,00,000) शामिल हैं.

* Includes Rs.5,00,00,000 (previous year Rs. 5,00,00,000) of Integration and Development Fund (maintained under Section 36 of the State Bank of India Act, 1955)

अनुसूची 3 — जमाराशियाँ
SCHEDULE 3 — DEPOSITS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2004 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2004 (current year)	31.3.2003 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2003 (previous year)
	रु. Rs.	रु. Rs.
क. I. मांग जमाराशियाँ		
A. I. Demand Deposits		
(i) बैंकों से From banks	6899,92,98	6826,12,39
(ii) अन्य से From others	43390,90,05	37946,26,26
II. बचत बैंक जमाराशियाँ Savings Bank Deposits	79595,88,18	65782,71,08
III. सावधि जमाराशियाँ Term Deposits		
(i) बैंकों से From banks	6302,59,73	5552,96,74
(ii) अन्य से From others	182429,36,21	180015,21,77
योग TOTAL	318618,67,15	296123,28,24
ख. B. (i) भारत में शाखाओं की जमाराशियाँ Deposits of branches in India	309798,20,91	288865,97,40
(ii) भारत के बाहर शाखाओं की जमाराशियाँ Deposits of branches outside India	8820,46,24	7257,30,84
योग TOTAL	318618,67,15	296123,28,24

अनुसूची 4 — उधार
SCHEDULE 4 — BORROWINGS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2004 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2004 (current year)	31.3.2003 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2003 (previous year)
	रु. Rs.	रु. Rs.
I. भारत में उधार Borrowings in India		
(i) भारतीय रिज़र्व बैंक Reserve Bank of India	...	...
(ii) अन्य बैंक Other banks	...	...
(iii) अन्य संस्थाएं और अभिकरण Other institutions and agencies	1365,32,08	1571,84,04
II. भारत के बाहर से उधार Borrowings outside India	12066,01,27	7731,77,90
योग TOTAL	13431,33,35	9303,61,94
ऊपर I और II में सम्मिलित प्रतिभूत उधार Secured borrowings included in I & II above	रु. Rs.2146,32,93	रु. Rs.2589,92,97

अनुसूची 5 — अन्य दायित्व और उपबंध
SCHEDULE 5 — OTHER LIABILITIES & PROVISIONS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2004 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2004 (current year)	31.3.2003 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2003 (previous year)
		रु. Rs.	रु. Rs.
I.	संदेय बिल Bills payable	15665,41,01	14036,34,21
II.	अंतर-कार्यालय समायोजन (निवल) Inter-office adjustments (net)	5822,76,14	3685,01,97
III.	प्रोद्भूत ब्याज Interest accrued	17427,97,12	20059,78,40
IV.	i) 63 मास के अप्रतिभूत अधीनस्थ प्रतिदेय बांड (1999-2000) i) 63 months Unsecured Subordinated Redeemable Bonds (1999-2000)	935,87,00	935,87,00
	ii) 63 मास तथा 87 मास के अप्रतिभूत अधीनस्थ प्रतिदेय बांड (2000-2001) ii) 63 months & 87 months Unsecured Subordinated Redeemable Bonds (2000-2001)	2500,00,00	2500,00,00
	iii) 108 मास के अप्रतिभूत प्रतिदेय ऋण : (2000-2001) iii) 108 Months Unsecured Redeemable Loan : (2000-2001) ...	27,32,86	26,45,55
	(देखें लेखा टिप्पणी सं. 5 Refer Notes to Accounts No. 5)		
V.	आस्थगित कर देयताएं (निवल) Deferred Tax Liabilities (net)	...	31,21,31
VI.	अन्य (इसमें उपबंध सम्मिलित हैं) Others (including provisions)	13154,65,54	11971,52,97
	योग TOTAL	55533,99,67	53246,21,41

अनुसूची 6 — भारतीय रिज़र्व बैंक में नकदी और जमाराशियाँ
SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2004 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2004 (current year)	31.3.2003 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2003 (previous year)
		रु. Rs.	रु. Rs.
I.	हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	1284,98,05	1136,20,43
II.	भारतीय रिज़र्व बैंक में जमाराशियाँ Balance with Reserve Bank of India		
	(i) चालू खाते में In Current Account	17756,30,36	11602,26,41
	(ii) अन्य खातों में In Other Accounts	...	...
	योग TOTAL	19041,28,41	12738,46,84

अनुसूची 7 — बैंकों में जमाराशियाँ और मांग तथा अल्प सूचना पर प्राप्य धन
SCHEDULE 7 — BALANCES WITH BANKS & MONEY AT CALL & SHORT NOTICE

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2004 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2004 (current year)	31.3.2003 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2003 (previous year)
	रु. Rs.	रु. Rs.
I. भारत में In India		
(i) बैंकों में जमाराशियाँ Balances with banks		
(क) चालू खातों में (a) In Current Accounts	297,47,95	165,58,69
(ख) अन्य जमा खातों में (b) In Other Deposit Accounts	2649,39,55	3247,11,21
(ii) मांग और अल्प सूचना पर प्राप्य धन Money at call and short notice		
(क) बैंकों में (a) With banks	13553,79,00	24359,95,00
(ख) अन्य संस्थाओं में (b) With other institutions		...
योग TOTAL	16500,66,50	27772,64,90
II. भारत के बाहर Outside India		
(i) चालू खातों में In Current Accounts	1903,76,44	1674,06,81
(ii) अन्य जमा खातों में In Other Deposit Accounts	250,68,52	348,10,56
(iii) मांग और अल्प सूचना पर प्राप्य धन Money at call and short notice	5870,21,81	2647,73,34
योग TOTAL	8024,66,77	4669,90,71
कुल योग GRAND TOTAL	24525,33,27	32442,55,61

अनुसूची 8 — विनिधान
SCHEDULE 8 — INVESTMENTS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2004 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2004 (current year)	31.3.2003 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2003 (previous year)
	रु. Rs.	रु. Rs.
I. भारत में विनिधान Investments in India in		
(i) सरकारी प्रतिभूतियां Government Securities	157738,10,12	143727,26,29
(ii) अन्य अनुमोदित प्रतिभूतियां Other approved securities	4194,47,61	4527,26,17
(iii) शेयर Shares	901,89,75	992,52,85
(iv) डिबेंचर और बांड Debentures and Bonds	15874,94,56	16166,26,61
(v) समनुषंगी और/अथवा सह-उद्यम Subsidiaries and/or joint ventures	1436,03,94	1189,49,38
(vi) अन्य (यूनिटें/वाणिज्यिक पत्र आदि) Others (Units/Commercial Papers etc.)	1538,90,23	1282,79,48
योग TOTAL	181684,36,21	167885,60,78
II. भारत के बाहर विनिधान Investments outside India in		
(i) सरकारी प्रतिभूतियों में (इसमें स्थानीय प्राधिकरण सम्मिलित हैं) Government securities (including local authorities)	202,93,60	381,38,12
(ii) विदेशों में समनुषंगी और/अथवा सह-उद्यम Subsidiaries and/or joint ventures abroad	276,73,05	216,32,44
(iii) अन्य विनिधान (शेयर, डिबेंचर आदि) Other investments (Shares, Debentures etc.)	3512,45,42	3864,59,38
योग TOTAL	3992,12,07	4462,29,94
कुल योग GRAND TOTAL	185676,48,28	172347,90,72
III. भारत मे विनिधान Investments in India		
(i) विनिधानों का सकल मान Gross Value of Investments	183347,43,45	169038,37,77
(ii) घटाएं : कुल प्रावधान/मूल्यह्रास Less : Aggregate of Provision/Depreciation	1663,07,24	1152,76,99
(iii) निवल विनिधान (ऊपर I से) Net Investments (vide I above) ... ... योग TOTAL	181684,36,21	167885,60,78
IV. भारत के बाहर विनिधान Investments outside India		
(i) विनिधानों का सकल मान Gross Value of Investments	4028,40,51	4514,14,67
(ii) घटाएं : कुल प्रावधान/मूल्यह्रास Less : Aggregate of Provision/Depreciation	36,28,44	51,84,73
(iii) निवल विनिधान (ऊपर II से) Net Investments (vide II above) ... ... योग TOTAL	3992,12,07	4462,29,94
कुल योग GRAND TOTAL	185676,48,28	172347,90,72

अनुसूची 9 — अग्रिम
SCHEDULE 9 — ADVANCES

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2004 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2004 (current year)	31.3.2003 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2003 (previous year)
		रु. Rs.	रु. Rs.
क. A.	(i) क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र Bills purchased and discounted	14858,55,33	12404,93,86
	(ii) कैश क्रेडिट, ओवरड्राफ्ट और मांग पर प्रतिसंदेय उधार Cash credits, overdrafts and loans repayable on demand ...	69328,51,83	69116,79,76
	(iii) सावधि उधार Term loans	73746,46,58	56236,72,20
	योग TOTAL	157933,53,74	137758,45,82
ख. B.	(i) मूर्त आस्तियों द्वारा प्रतिभूत (बही ऋणों पर अग्रिम सम्मिलित हैं) Secured by tangible assets (includes advances against Book Debts)	119388,34,68	109924,00,95
	(ii) बैंक/सरकारी प्रत्याभूतियों द्वारा संरक्षित Covered by Bank/Government Guarantees	11937,11,50	9184,80,83
	(iii) अप्रतिभूत Unsecured	26608,07,56	18649,64,04
	योग TOTAL	157933,53,74	137758,45,82
ग. C.	(I) भारत में अग्रिम Advances in India		
	(i) प्राथमिकताप्राप्त क्षेत्र Priority Sector	42705,87,26	35111,80,47
	(ii) सार्वजनिक क्षेत्र Public Sector	25874,94,72	24782,83,54
	(iii) बैंक Banks	2276,57,07	85,92,87
	(iv) अन्य Others	71168,92,67	63869,24,88
	योग TOTAL	142026,31,72	123849,81,76
	(II) भारत के बाहर अग्रिम Advances outside India		
	(i) बैंकों से शोध्य Due from banks	891,51,65	914,37,42
	(ii) अन्यों से शोध्य Due from others		
	(क) क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र (a) Bills purchased and discounted	5155,75,79	2833,53,84
	(ख) अभिषद उधार (b) Syndicated loans	5275,98,49	5734,02,31
	(ग) अन्य (c) Others	4583,96,09	4426,70,49
	योग TOTAL	15907,22,02	13908,64,06
	कुल योग GRAND TOTAL	157933,53,74	137758,45,82

अनुसूची 10 — स्थिर आस्तियां
SCHEDULE 10 — FIXED ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

			31.3.2004 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2004 (current year)		31.3.2003 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2003 (previous year)	
				रु. Rs.		रु. Rs.
I.	क. A.	परिसर **Premises**				
		पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	966,80,23		920,31,37	
		वर्ष के दौरान परिवर्धन Additions during the year	54,00,36		48,19,30	
		वर्ष के दौरान कटौतियां Deductions during the year	34,40		1,70,44	
		अद्यतन अवक्षयण Depreciation to date	344,45,66	676,00,53	307,67,62	659,12,61
	ख. B.	निर्माणाधीन अन्य स्थिर आस्तियों सहित परिसर Premises including other fixed assets under Construction		146,54,10		129,06,14
II.		अन्य स्थिर आस्तियां (इसमें फर्नीचर और फिक्सचर सम्मिलित हैं) Other Fixed Assets (including furniture and fixtures)				
		पूर्ववर्ती वर्ष के 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	2643,27,00		2213,80,10	
		वर्ष के दौरान परिवर्धन Additions during the year	1017,11,23		456,73,10	
		वर्ष के दौरान कटौतियां Deductions during the year	21,58,53		27,26,20	
		अद्यतन अवक्षयण Depreciation to date	2315,52,54	1323,27,16	1799,90,67	843,36,33
III.	क. A.	पट्टाकृत आस्तियां Leased Assets				
		पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	1433,57,67		1434,27,52	
		वर्ष के दौरान समायोजन सहित परिवर्धन Additions during the year including adjustments	...		...	
		वर्ष के दौरान उपबंध सहित कटौतियां Deductions during the year including provisions	194,87,96		72,55,76	
		अद्यतन अवक्षयण Depreciation to date	739,40,00		632,39,00	
			499,29,71		729,32,76	
	ख. B.	चल रहे पूंजीगत कार्य (पट्टाकृत आस्तियां) उपबंध को घटाकर Capital works-in-progress (Leased Assets) net of Provisions ...	...	499,29,71	27,66,99	756,99,75
		योग TOTAL		2645,11,50		2388,54,83

अनुसूची 11 — अन्य आस्तियां
SCHEDULE 11 — OTHER ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2004 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2004 (current year)	31.3.2003 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2003 (previous year)
	रु. Rs.	रु. Rs.
(i) अंतर-कार्यालय समायोजन (निवल) Inter-office adjustments (net)	—	—
(ii) प्रोद्भूत ब्याज Interest accrued	5463,66,04	5766,45,74
(iii) अग्रिम रूप से संदत्त कर/स्रोत पर काटा गया कर Tax paid in advance/tax deducted at source	2594,91,79	1534,51,89
(iv) आस्थगित कर आस्तियां (निवल) Deferred Tax Assets (net)	245,06,69	—
(v) लेखन सामग्री और स्टांप Stationery and stamps	76,76,75	75,22,05
(vi) दावों की संतुष्टि में प्राप्त की गई गैर-बैंककारी आस्तियां Non-banking assets acquired in satisfaction of claims	54,78	56,41
(vii) अन्य Others ... ... [इसमें आस्थगित राजस्व व्यय (स्वैच्छिक सेवानिवृत्ति) शामिल है (देखें लेखा टिप्पणी सं. 2)] [includes deferred revenue expenditure (VRS) (Refer to Notes to Accounts No. 2)]	9612,56,76	10823,79,92
योग TOTAL	17993,52,81	18200,56,01

अनुसूची 12 — समाश्रित दायित्व
SCHEDULE 12 — CONTINGENT LIABILITIES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2004 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2004 (current year)	31.3.2003 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2003 (previous year)
	रु. Rs.	रु. Rs.
I. बैंक के विरुद्ध दावे जिन्हें ऋण के रूप में स्वीकार नहीं किया गया है Claims against the bank not acknowledged as debts	763,72,32	450,65,09
II. अंशत: संदत्त विनिधानों के लिए दायित्व Liability for partly paid investments	67,17,50	44,05,00
III. बकाया वायदा विनिमय संविदाओं की बाबत दायित्व Liability on account of outstanding forward exchange contracts	58720,38,28	52325,75,94
IV. संघटकों की ओर से दी गई प्रत्याभूतियां Guarantees given on behalf of constituents		
(क) भारत में (a) In India	11011,87,69	9248,64,37
(ख) भारत के बाहर (b) Outside India	5195,08,41	5770,86,62
V. प्रतिग्रहण, पृष्ठांकन और अन्य बाध्यताएं Acceptances, endorsements and other obligations	21119,19,45	15867,63,63
VI. अन्य मदें जिनके लिए बैंक समाश्रित रूप से उत्तरदायी है Other items for which the bank is contingently liable	15014,79,22	22398,28,95
योग TOTAL	111892,22,87	106105,89,60

31 मार्च 2004 को समाप्त वर्ष के लिए लाभ और हानि खाता
PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 2004

(000 को छोड़ दिया गया है)
(000s omitted)

	अनुसूची सं. Schedule No.	31.3.2004 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2004 (current year)	31.3.2003 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2003 (previous year)
		रु. Rs.	रु. Rs.
I. आय INCOME			
अर्जित ब्याज Interest earned	13	30460,49,15	31087,01,79
अन्य आय Other Income	14	7612,46,12	5740,26,07
	योग TOTAL	38072,95,27	36827,27,86
II. व्यय EXPENDITURE			
व्यय किया गया ब्याज Interest expended	15	19274,17,63	21109,46,09
प्रचालन व्यय Operating expenses	16	9245,31,72	7942,42,02
उपबंध और आकस्मिक व्यय Provisions and contingencies		5872,45,92	4670,39,75
	योग TOTAL	34391,95,27	33722,27,86
III. लाभ PROFIT			
वर्ष के लिए निवल लाभ Net Profit for the year		3681,00,00	3105,00,00
अग्रानीत लाभ Profit brought forward		33,72	33,65
	योग TOTAL	3681,33,72	3105,33,65
विनियोजन APPROPRIATIONS			
कानूनी आरक्षितियों को अंतरण Transfer to statutory reserves		925,60,90	997,84,87
अन्य आरक्षितियों को अंतरण (आईएफआर में 2100 करोड़ रुपए शामिल हैं) Transfer to other reserves (includes Rs. 2100 crores to IFR)		2102,28,49	1602,47,37
प्रस्तावित लाभांशों को अंतरण Transfer to proposed dividend		578,92,88	447,35,90
लाभांश पर कर का अंतरण Transfer to Tax on dividend		74,17,52	57,31,79
अतिशेष जो आगे तुलन-पत्र में ले जाया गया है Balance carried over to Balance Sheet		33,93	33,72
	योग TOTAL	3681,33,72	3105,33,65
प्रति शेयर मूल/कम करने योग्य आय (देखें लेखा टिप्पणी सं. 15) Basic/Dilutive Earnings per Share (Refer Notes to Accounts No. 15)		रु. Rs. 69,94	रु. Rs. 59.00
प्रमुख लेखा नीतियाँ Principal Accounting Policies	17		
लेखा टिप्पणियाँ Notes to Accounts	18		

अनुसूची 13 — अर्जित ब्याज
SCHEDULE 13 — INTEREST EARNED

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2004 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2004 (current year)	31.3.2003 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2003 (previous year)
	रु. Rs.	रु. Rs.
I. अग्रिमों/विनिमय पत्रों पर ब्याज/मितीकाटा Interest/discount on advances/bills	11267,17,68	11229,09,17
II. विनिधानों पर आय Income on investments	15715,51,48	15257,63,65
III. भारतीय रिज़र्व बैंक में जमाराशियों और अन्य अंतर-बैंक निधियों पर ब्याज Interest on balances with Reserve Bank of India and other inter-bank funds	2499,39,06	3273,67,46
IV. अन्य Others	978,40,93	1326,61,51
योग TOTAL	30460,49,15	31087,01,79

अनुसूची 14 — अन्य आय
SCHEDULE 14 — OTHER INCOME

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2004 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2004 (current year)	31.3.2003 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2003 (previous year)
	रु. Rs.	रु. Rs.
I. कमीशन, विनिमय और दलाली Commission, exchange and brokerage	3120,72,12	2977,34,60
II. विनिधानों के विक्रय पर लाभ (निवल) Profit on sale of investments (Net)	3073,45,43	1694,59,35
III. विनिधानों के पुनर्मूल्यांकन पर लाभ (निवल) Profit on revaluation of investments (Net)	(20,54)	(5,06,42)
IV. भूमि, भवनों और अन्य आस्तियों के विक्रय पर लाभ (निवल) Profit on sale of land, buildings and other assets (Net)	(62,67)	(27,13)
V. पट्टाकृत आस्तियों के विक्रय पर लाभ (निवल) Profit on sale of leased assets (Net)	18,49	...
VI. विनिमय संव्यवहारों पर लाभ (निवल) Profit on exchange transactions (Net)	503,03,90	463,57,11
VII. विदेश/भारत में स्थापित समनुषंगियों/कंपनियों और/या संयुक्त उद्यमों से लाभांशों आदि के रूप में अर्जित आय Income earned by way of dividends, etc., from subsidiaries/ companies and/or joint ventures abroad/in India	161,31,17	137,22,06
VIII. पट्टा आय Lease income		
(क/a) पट्टा प्रबंध शुल्क Lease management fee	....	...
(ख/b) पट्टा किराया Lease rental*	171,06,15	216,26,56
(ग/c) पट्टा वित्तपोषण प्रभार Lease finance charges	(1,14,66)	2,86,62
(घ/d) अतिदेय प्रभार Overdue charges	2,55,95	1,56,30
IX. प्रकीर्ण आय Miscellaneous Income	582,10,78	252,17,02
योग TOTAL	7612,46,12	5740,26,07

* पट्टा समकरण राशि रु.54,99,87 हजार कम करने के बाद (पिछले वर्ष: रु.41,42,04 हजार)

* reduced by Lease Equalisation amount of Rs.54,99,87 thousand (previous year: Rs.41,42,04 thousand)

नोट : मद II से VIII तक के अंतर्गत घाटे के आंकड़े कोष्ठक में दिखाए गए हैं.

Note: Under item II to VIII loss figures shown in brackets.

अनुसूची 15 — व्यय किया गया ब्याज
SCHEDULE 15 — INTEREST EXPENDED

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2004 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2004 (current year)	31.3.2003 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2003 (previous year)
	रु. Rs	रु. Rs.
I. जमाराशियों पर ब्याज Interest on deposits	18122,90,14	20174,18,76
II. भारतीय रिज़र्व बैंक/अंतर-बैंक उधारों पर ब्याज Interest on Reserve Bank of India/Inter-bank borrowings	160,95,59	195,38,93
III. अन्य Others	990,31,90	739,88,40
योग TOTAL	19274,17,63	21109,46,09

अनुसूची 16 — प्रचालन व्यय
SCHEDULE 16 — OPERATING EXPENSES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2004 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2004 (current year)	31.3.2003 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2003 (previous year)
	रु. Rs.	रु. Rs.
I. कर्मचारियों को भुगतान और उनके लिए व्यवस्था Payments to and provisions for employees	6447,69,33	5688,71,55
II. भाटक, कर और रोशनी Rent, taxes and lighting	641,76,66	564,74,20
III. मुद्रण और लेखन-सामग्री Printing and stationery	146,13,34	122,17,38
IV. विज्ञापन और प्रचार Advertisement and publicity	67,36,28	34,44,49
V. (क) बैंक की संपत्ति पर अवक्षयण (पट्टाकृत आस्तियों के अतिरिक्त) (a) Depreciation on bank's property (Other than Leased Assets) ...	570,67,48	346,58,06
(ख) पट्टाकृत आस्तियों पर अवक्षयण (b) Depreciation on Leased Assets	127,67,02	147,10,85
VI. निदेशकों की फीस, भत्ते और व्यय Directors' fees, allowances and expenses	73,62	63,50
VII. लेखा-परीक्षकों की फीस और व्यय (इसमें शाखा लेखा-परीक्षकों की फीस और व्यय शामिल है) Auditors' fees and expenses (including branch Auditors')	46,52,23	40,82,55
VIII. विधि प्रभार Law charges	48,66,01	43,71,51
IX. डाक महसूल, तार और टेलीफोन आदि Postages, Telegrams, Telephones etc.	81,54,88	56,81,97
X. मरम्मत और अनुरक्षण Repairs and maintenance	97,67,47	68,91,80
XI. बीमा Insurance	168,86,83	151,44,37
XII. अन्य व्यय Other expenditure	800,00,57	676,29,79
योग TOTAL	9245,31,72	7942,42,02

अनुसूची 17

प्रमुख लेखा नीतियाँ

1. **तैयार करने का आधार**

वित्तीय विवरण अवधिगत लागत आधार पर तैयार किए गए हैं. वे भारत में सामान्यतः स्वीकृत लेखा-सिद्धांतों (जीएएपी) के अनुरूप हैं, जिनमें सांविधिक प्रावधान, नियामक / भारतीय रिज़र्व बैंक (आरबीआई) के दिशा-निर्देश, भारतीय सनदी लेखाकार संस्थान (आईसीएआई) द्वारा जारी लेखा-मानक/मार्गदर्शी टिप्पणियाँ और भारत में बैंकिंग उद्योग में प्रचलित प्रथाएं शामिल होती हैं. विदेश स्थित कार्यालयों के लिए संबंधित देशों में प्रचलित सांविधिक प्रावधानों और प्रथाओं का पालन किया गया है.

2. **अग्रिम और उनसे संबंधित प्रावधान**

2.1 प्रावधानों और अलाभकारी आस्तियों (एनपीए) पर अवसूल ब्याज को घटाकर अग्रिम दर्शाया गया है.

2.2 विश्व-ऋण-संविभाग में मानक आस्तियों पर 0.25 प्रतिशत का एक सामान्य प्रावधान किया गया है.

2.3 भारतीय कार्यालय

2.3.1 समस्त अग्रिमों को चार श्रेणियों, अर्थात् (क) मानक आस्तियां, (ख) अव-मानक आस्तियां, (ग) संदिग्ध आस्तियां और (घ) हानिप्रद आस्तियां, में वर्गीकृत किया गया है.

2.3.2 सभी बकाया अग्रिमों में से अलाभकारी आस्तियों पर अवसूल ब्याज की राशि को घटाने के बाद निम्नानुसार प्रावधान किए गए हैं :

अव-मानक आस्तियों पर 10 प्रतिशत

संदिग्ध आस्तियां

(क) जहाँ कहीं लागू हो, निर्यात ऋण गारंटी निगम/लघु उद्योग ऋण गारंटी न्यास द्वारा उपलब्ध कराई गई गारंटी सुरक्षा की रखनेयोग्य/वसूल करनेयोग्य राशि को घटाने के बाद अप्रतिभूत भाग पर 100 प्रतिशत.

(ख) प्रतिभूत भाग

अग्रिम को संदिग्ध माने जाने की अवधि	प्रतिशत
एक वर्ष तक	20
एक से तीन वर्ष तक	30
तीन वर्ष से अधिक	50

(ग) ऐसे अग्रिम जिनमें गारंटी-राशि की मांग करने के बाद राज्य सरकार की गारंटी 31 मार्च 2000 को दो से अधिक तिमाहियों तक बकाया रही है - प्रतिभूत भाग का 30 प्रतिशत और अप्रतिभूत भाग का 100%.

हानिप्रद आस्तियाँ - 100%

2.3.3 अग्रिमों के पिछले वर्ष निर्धारित ऐसे अवसूल ब्याज के लिए प्रावधान किया गया है, जो चालू वर्ष के दौरान अलाभकारी बन गया.

2.3.4 अग्रिमों की पुनर्संरचना/अग्रिमों के चुकौती-कार्यक्रम के पुनर्निर्धारण के मामले में, मूल करार के अनुसार भावी ब्याज के वर्तमान मूल्य और संशोधित करार के अनुसार भावी ब्याज के वर्तमान मूल्य के बीच के अंतर के लिए लाभ एवं हानि खाते को प्रभारित करके पुनर्संरचना/

SCHEDULE 17

PRINCIPAL ACCOUNTING POLICIES

1. **Basis of Preparation**

The financial statements are prepared under the historical cost convention. They conform to Generally Accepted Accounting Principles (GAAP) in India, which comprises the statutory provisions, regulatory/Reserve Bank of India (RBI) guidelines, Accounting Standards/guidance notes issued by the Institute of Chartered Accountants of India (ICAI) and the pratices prevalent in the banking industry in India. In respect of foreign offices, statutory provisions and practices prevailing in respective countries are complied with.

2. **Advances and Provisions thereon**

2.1 Advances are shown net of provisions and unrealised interest on Non-Performing Assets (NPAs).

2.2 A general provision of 0.25% is made on Standard Assets on the global loan portfolio.

2.3 Indian Offices

2.3.1 All advances are classified under four categories i.e. (a) Standard Assets, (b) Sub-Standard Assets, (c) Doubtful Assets and (d) Loss Assets.

2.3.2 Provisions are made on all oustanding advances net of interest not realized on NPAs as under:

Sub-Standard Assets at 10 per cent

Doubtful Assets

(a) Unsecured portion at 100 per cent after netting retainable/realisable amount of guarantee cover provided by Export Credit Guarantee Corporation/Credit Guarantee Trust for Small Industries, wherever applicable

(b) Secured portion

Period for which the advance has been considered as doubtful	Percentage
Up to one year	20
One to three years	30
More than three years	50

(c) Advances where State Government guarantee remained in default for more than two quarters as on 31st March 2000 after it is invoked at 30% of the secured portion and 100% of the unsecured portion.

Loss Assets at 100%.

2.3.3 Unrealised Interest recognised in the previous year on advances, which became non-performing during the current year, is provided for.

2.3.4 In case of restructuring/rescheduling of advances, the difference between the present value of the future interest as per the original agreement and the present value of the future interest as per the revised agreement is provided for at the time of restructuring/rescheduling by way of charge to the Profit and Loss Account.

पुनर्निर्धारण के समय प्रावधान किया गया है.

2.4 विदेश स्थित कार्यालय

2.4.1 अग्रिमों का चार श्रेणियों में उसी प्रकार वर्गीकरण किया गया है जैसा भारत स्थित कार्यालयों के संबंध में किया जाता है.

2.4.2 स्थानीय कानून की अपेक्षाओं या भारतीय रिज़र्व बैंक के मानदंडों में से जो भी अधिक था, उसके अनुसार अग्रिमों के संबंध में प्रावधान किए गए हैं.

3. विनिधान

3.1 विनिधानों का वर्गीकरण निम्नानुसार 'व्यवसाय के लिए रखे गए', 'विक्रय के लिए उपलब्ध' और 'परिपक्वता के लिए रखे गए' श्रेणियों के अंतर्गत किया गया है.

3.1.1 उन विनिधानों को 'व्यवसाय के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत किया गया है जो बैंक द्वारा अल्पावधि मूल्य/ब्याज-दर घट-बढ़ का फायदा उठाकर व्यवसाय करने के अभिप्राय से अभिगृहीत किए गए हैं. ऐसे विनिधानों को अभिग्रहण की तिथि से 90 दिन तक इस श्रेणी के अंतर्गत रखा जाता है.

3.1.2 उन विनिधानों को 'परिपक्वता के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत किया गया है जिन्हें परिपक्वता तक रखा जाना था.

3.1.3 जिन विनिधानों को उपर्युक्त में से किसी एक श्रेणी के अंतर्गत वर्गीकृत नहीं किया गया है, उन्हें 'विक्रय के लिए उपलब्ध' की श्रेणी के रूप में वर्गीकृत किया गया है.

3.2 मूल्यन

3.2.1 किसी विनिधान की अभिग्रहण-लागत का निर्धारण करने में :

(क) अभिदानों पर प्राप्त दलाली/कमीशन को प्रतिभूतियों की लागत में से घटा दिया गया है.

(ख) प्रतिभूतियों के अभिग्रहण के संबंध में संदत्त दलाली, कमीशन और स्टांप-शुल्क को राजस्व व्यय माना गया है.

(ग) प्रतिभूतियों के अभिग्रहण की तिथि तक प्रोद्भूत ब्याज (अर्थात् खंडित अवधि ब्याज) को अभिग्रहण-लागत में शामिल न करके ब्याज व्यय के रूप में शामिल किया गया है. प्रतिभूतियों के विक्रय पर प्राप्त खंडित-अवधि ब्याज को ब्याज आय के रूप में शामिल किया गया है.

3.2.2 'व्यवसाय के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत प्रत्येक स्क्रिप, जहाँ बाजार भाव उपलब्ध है, का मूल्यन बही-मूल्य और बाजार-मूल्य में से जो कम था, पर किया गया है तथा यदि कोई मूल्यह्रास था तो उसे लाभ एवं हानि खाते में शामिल किया गया है, जबकि मूल्यवृद्धि को शामिल नहीं किया गया है. स्क्रिपों के बही-मूल्य में अलग-अलग परिवर्तन नहीं किए गए है.

3.2.3 'परिपक्वता के लिए रखे गए' श्रेणी के अंतर्गत आनेवाले विनिधानों को अभिग्रहण-लागत पर लेखे में लिया गया है. जहाँ कहीं बही-मूल्य अंकित मूल्य/प्रतिदेय मूल्य से अधिक था, वहाँ आधिक्य राशि को प्रतिभूति की शेष परिपक्वता अवधि में समान रूप से परिशोधित किया गया है.

3.2.4 'विक्रय के लिए उपलब्ध' श्रेणी के अंतर्गत आनेवाले विनिधानों का मूल्यन लागत या बाजार मूल्य में, जो भी कम था, पर किया गया है. जहाँ बाजार-भाव उपलब्ध नहीं था, वहाँ इस प्रायोजन हेतु बाजार-मूल्य की गणना

2.4 Foreign Offices

2.4.1 Advances are classified under four categories in line with those of Indian Offices.

2.4.2 Provisions in respect of advances are made as per the local law requirements or as per the norms of RBI, whichever are higher.

3. Investments

3.1 Investments are classified into 'Held for Trading', 'Available for Sale' and 'Held to Maturity' categories as below:

3.1.1 The investments that are acquired by the Bank with the intention to trade by taking advantage of the short term price/interest rate movement are classified under 'Held for Trading'. These investments are held under this category up to 90 days from date of acquisition.

3.1.2 Investments which are intended to be held upto maturity are classified as 'Held to Maturity'.

3.1.3 Investments which are not classified in either of the above categories are classified as 'Available for Sale'.

3.2 Valuation

3.2.1 In determining acquisition cost of an investment:

(a) Brokerage/commission received on subscriptions is deducted from the cost of securities.

(b) Brokerage, commission and stamp duty paid in connection with acquisition of securities are treated as revenue expenses.

(c) Interest accrued up to the date of acquisition of securities (i.e. broken-period interest) is excluded from the acquisition cost and recognized as interest expense. Broken-period interest received on sale of securities is recognized as interest income.

3.2.2 Individual scrips classified under 'Held for Trading' category, where market quotations are available, are valued at lower of book value or market value. Depreciation, if any, is recognized in the Profit and Loss Account, while appreciation is ignored. The book value of the individual scrip is not changed.

3.2.3 Investments under 'Held to Maturity' category, are carried at acquisition cost. Wherever the book vlaue is higher than the face value/redemption value, the excess amount is amortised equally over the remaining period of maturity of the security.

3.2.4 Investments under 'Available for Sale' category are valued at cost or market value, whichever is lower. Where market quotations are not available, market value for this purpose is arrived at on the basis of realizable price computed as per Fixed Income Money Market and Derivatives Association of India/ Primary Dealers Association of India/RBI guidelines.

वसूलीयोग्य मूल्य के आधार पर की गई है और यह वसूलीयोग्य मूल्य गणना फिक्स्ड इनकम मनी मार्केट एण्ड डेरीवेटिव्ज एसोसिएशन/प्राइमरी डीलर्स एसोसिएशन ऑफ इंडिया/भारतीय रिज़र्व बैंक के दिशा-निर्देशों के आधार पर की गई है. मूल्यह्रास स्क्रिपवार शामिल किया गया है, जबकि मूल्यवृद्धि को छोड़ दिया गया है. स्क्रिपों का बही-मूल्य अलग-अलग परिवर्तित नहीं किए गए हैं.

3.2.5 राजस्व बिलों और वाणिज्यिक पत्रों का मूल्यन लागत आधार पर किया गया है.

3.2.6 अनुषंगियों और संयुक्त उद्यमों (भारत और विदेश दोनों में) में विनिधानों का मूल्यन प्रावधानों की राशि यदि कोई थी, तो उसे घटाने के बाद अवधिगत लागत आधार पर किया गया है.

3.2.7 अलाभकारी सांविधिक चलनिधि अनुपातेतर विनिधानों का अभिनिर्धारण भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार किया गया है और उन पर प्रावधान अलाभकारी अग्रिमों के लिए लागू भारतीय रिज़र्व बैंक के मानदंडों के अनुसार किया गया है.

3.2.8 क्षेत्रीय ग्रामीण बैंक (आरआरबी) के विनिधानों को क्षेत्रीय ग्रामीण बैंकों द्वारा पिछले लेखा वर्ष तक उठाई गई हानियों के संबंध में रखे गए प्रावधानों को घटाने के बाद लेखे में लिया गया है और इसमें उस अवधि तक के बैंक के विनिधानों की राशि शामिल की गई है.

4. रुपया डेरीवेटिव

4.1 व्यापारिक स्थिति के अनुकूल रुपया ब्याज दर विनिमय (आईआरएस), जो तुलन-पत्र की तारीख को बकाया है, को बाजार-मूल्य के अनुसार बही में अंकित किया गया है और निवल मूल्यवृद्धि/मूल्यह्रास को लाभ और हानि खाते में शामिल किया है.

4.2 तुलन-पत्र की तारीख को बकाया रुपया भावी विकल्पों को बाजार-मूल्य अनुसार बही में अंकित किया गया है और निवल मूल्यवृद्धि/मूल्यह्रास को लाभ और हानि खाते में शामिल किया गया है.

5. अचल आस्तियाँ और मूल्यह्रास

5.1 परिसर और अन्य अचल आस्तियों को अवधिगत लागत आधार पर लेखे में लिया गया है.

5.2 मूल्यह्रास का प्रावधान ह्रासित मूल्य पद्धति के अनुसार आयकर नियमावली, 1962 के अन्तर्गत निर्धारित दरों पर उसी मूल्यह्रास के लिए किया गया है जिसे प्रबंधन द्वारा उचित समझा गया है. कंप्यूटरों के संबंध में, मूल्यह्रास का प्रावधान 33.33% वार्षिक दर पर सीधी कटौती प्रणाली के आधार पर भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार किया गया है. हार्डवेयर के अभिन्न अंग के रूप में न शामिल कंप्यूटर साफ्टवेयर का खरीद-वर्ष के दौरान पूर्णतया मूल्यह्रास किया गया है.

5.3 पट्टे पर लिए गए परिसरों के संबंध में, पट्टा-राशि पट्टे की अवधि के अनुरूप परिशोधित की गई है.

5.4 विदेश स्थित कार्यालयों में धारित अचल आस्तियों पर मूल्यह्रास का प्रावधान संबंधित देश के स्थानीय कानून/मानदंडों के अनुसार किया गया है.

6. पट्टे पर दी गई आस्तियां

6.1 बैंक द्वारा 31 मार्च 2001 को या उससे पूर्व पट्टे पर दी गई आस्तियों के संबंध में पट्टे पर दी गई आस्तियों का मूल्य और पट्टे पर दी जानेवाली आस्तियों पर अग्रिम के रूप में संदत्त राशियों को क्रमशः "पट्टाकृत

Depreciation is recognized scrip wise, while appreciation is ignored. The book value of the individual scrip is not changed.

3.2.5 Treasury Bills and Commercial Papers are valued at cost.

3.2.6 Investments in subsidiaries and joint ventures (both in India and abroad) are valued at historical cost after netting off provisions, if any.

3.2.7 Non-Performing Non-SLR Investments are identified as per RBI guidelines and provision is made as per RBI norms applicable to Non-performing Advances.

3.2.8 Investments in Regional Rural Banks (RRBs) are accounted for after netting off the provisions held on account of losses incurred by RRBs up to the previous accounting period restricted to amount of the Bank's investment upto that period.

4. Rupee Derivatives

4.1 Rupee Interest Rate Swaps (IRS) pertaining to trading position, which are outstanding as on Balance Sheet date, are marked to market and net appreciation/depreciation is recognized in the Profit & Loss Account.

4.2 Rupee Options which are outstanding as on Balance Sheet date, are marked to market and net appreciation/depreciation is recognised in the Profit & Loss Account.

5. Fixed Assets and Depreciation

5.1 Premises and other fixed assets are accounted for on the historical cost basis.

5.2 Depreciation is provided for on written down value method at the rates prescribed under Income Tax Rules, 1962, which are considered appropriate by the management. In respect of computers, depreciation is provided for on straight line method @ 33.33% per annum, as per RBI guidelines. Computer software not forming integral part of hardware is depreciated fully during the year of purchase.

5.3 In respect of leasehold premises, the lease amount is amortised over the period of lease.

5.4 In respect of fixed assets held at foreign offices, depreciation is provided as per the laws/norms of the respective countries.

6. Assets given on Lease

6.1 In respect of assets given on lease by the Bank on or before 31st March 2001, the value of the assets given on lease and the amounts paid as advance for assets to be given on lease are disclosed as "Leased Assets" and "Capital Work-in-progress (Leased Assets)" respectively under fixed assets. Depreciation is provided for on straight line method as per the Companies Act, 1956 and the difference

आस्तियाँ" और "चल रहे पूंजीगत कार्य (पट्टाकृत आस्तियाँ)" के रूप में अचल आस्तियों के अन्तर्गत दर्शाया गया है. मूल्यह्रास का प्रावधान कंपनी अधिनियम, 1956 के अनुसार सीधी कटौती प्रणाली के आधार पर किया गया है और वार्षिक पट्टा शुल्क (पूंजी-वसूली) एवं मूल्यह्रास का अंतर आईसीएआई द्वारा जारी दिशा-निर्देशों के अनुसार पट्टा समानीकरण लेखे में लिया गया है.

6.2 बैंक द्वारा 1 अप्रैल 2001 को या उसके पश्चात् पट्टे पर दी गई आस्तियाँ आईसीएआई द्वारा जारी लेखा मानक 19 के अनुसार लेखे में ली गई हैं. ये आस्तियाँ "अन्य आस्तियाँ" के अंतर्गत शामिल की गई हैं.

6.3 अलाभकारी पट्टाकृत आस्तियों पर प्रावधान, अग्रिमों के लिए लागू भारतीय रिज़र्व बैंक के दिशा-निर्देशों के आधार पर किए गए हैं.

7. **विदेशी मुद्रा लेन-देन**

7.1 विदेश स्थित कार्यालयों से संबंधित आय एवं व्यय की मदों और विदेशी मुद्रा आस्तियों एवं देयताओं को भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार वर्ष के अंत में लागू विनिमय-दर पर परिवर्तित किया गया है.

7.2 भारतीय विदेशी मुद्रा व्यापारी संघ (फेडई) के दिशा-निर्देशों के अनुसार, प्रत्येक मुद्रा में वायदा विनिमय संविदाओं की निवल बकाया राशियों को तुलन-पत्र की तिथि को इस प्रयोजन हेतु फेडई द्वारा निर्धारित मास-अंत दर के आधार पर शेष परिपक्वता के लिए तदनुरूपी वायदा-दरों से पुनर्मूल्यांकित किया गया है. पुनर्मूल्यांकित राशि और संविदागत राशि के बीच की अंतर राशि को लाभ या हानि के रूप में यथास्थिति शामिल किया गया हैं.

7.3 परस्पर मुद्रा ब्याज दर विनिमय पर विभिन्न मुद्राओं में प्राप्त और संदत्त तथा तुलनपत्र की तारीख को प्रोद्भूत ब्याज को भारतीय रुपए में परिवर्तित कर ब्याज खाते के माध्यम से शामिल किया गया है.

7.4 ब्याज दर विनिमय (आईआरएस) तथा वायदा दर करारों (एफआरए) का बचाव हेतु वायदा खरीद/बिक्री लिखतों के रूप में प्रयोग किया है. इन लिखतों की कल्पित मूल राशि को तुलनपत्र में शामिल न की जाने वाली मदों के रूप में रिकार्ड किया गया है. आईआरएस तथा एफआरए पर ब्याज आय और व्यय का लेखा-जोखा उपचय आधार पर किया गया है.

7.5 व्यापार के लिए किए गए और तुलन-पत्र की तिथि को बकाया डेरीवेटिव-लेनदेन यथा आईआरएस, भावी विकल्पों एवं मुद्रा विनिमयों को बाजार-मूल्य अनुसार बही में अंकित किया गया है तथा निवल मूल्यवृद्धि/मूल्यह्रास को आय खाते में शामिल किया गया है.

8. **राजस्व एवं व्यय-निर्धारण**

8.1 आय एवं व्यय को प्रोद्भवन आधार पर लेखे में लिया गया है. विदेश स्थित कार्यालयों के मामले में, आय का निर्धारण संबंधित देशों के स्थानीय कानूनों के अनुसार किया गया है.

8.2 आय की निम्नलिखित मदों का निर्धारण उनकी वसूली में काफी अनिश्चितता होने के कारण वसूली आधार पर किया गया है:

(क) अतिदेय बिलों सहित, अलाभकारी अग्रिमों पर ब्याज और पट्टा आय.

between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account as per the guidelines issued by the ICAI.

6.2 Assets given on lease by the Bank on or after 1st April 2001 are accounted for as per Accounting Standard 19 issued by the ICAI. Such assets are included under "Other Assets".

6.3 Provisions on non-performing leased assets are made on the basis of RBI guidelines applicable to advances.

7. **Foreign Currency Transactions**

7.1 Items of income and expenditure in respect of foreign offices and assets and liabilities in foreign currencies are converted at the rate of exchange prevailing at the close of the year as per RBI guidelines.

7.2 In accordance with the guidelines of Foreign Exchange Dealers Association of India (FEDAI), net outstanding forward exchange contracts in each currency are revalued at the Balance Sheet date at the corresponding forward rates for the residual maturity based on the month end rate prescribed by FEDAI for the purpose. The difference between the revalued amount and the contracted amount is recognised as profit or loss as the case may be.

7.3 Interest received and paid as well as accruals on Balance Sheet date in different currencies on Cross Currency Interest Rate Swaps are converted into Indian Rupees and routed through the interest account.

7.4 Interest Rate Swaps (IRSs) and Forward Rate Agreements (FRAs) have been used as hedging instruments. The notional principal of these instruments are recorded as off Balance Sheet items. Interest income and expense on IRSs and FRAs are accounted for on accrual basis.

7.5 Derivative transactions such as IRSs, Options and Currency Swaps undertaken for trading and outstanding as on Balance Sheet date are marked to market and net appreciation/depreciation is recognised in the income account.

8. **Revenue and Expense Recognition**

8.1 Income and expenditure are accounted for on accrual basis. In case of Foreign Offices, income is recognised as per the local laws of the countries.

8.2 The following items of income are recognised on realisation basis, owing to significant uncertainty in collection thereof:

(a) Interest and lease income on non-performing advances, including overdue bills.

(b) Interest on non-performing investments.

8.3 The following items of income are recognised on realization basis:

(ख) अलाभकारी विनिधानों पर ब्याज.

8.3 आय की निम्नलिखित मदों का निर्धारण वसूली आधार पर किया गया है :

(क) कमीशन (आस्थागित भुगतान गारंटियों और सरकारी लेनदेन पर कमीशन को छोड़कर) विनिमय और दलाली.

(ख) विनिधानों पर लाभांश.

(ग) "बचाव हेतु वायदा खरीद/बिक्री के अतिरिक्त" के रूप में नामित रुपया डेरीवेटिवों पर आय.

(घ) विनिधानों की आवेदन राशि पर ब्याज और विनिधानों पर अतिदेय ब्याज.

9. स्टाफ-हितलाभ

9.1 भविष्य निधि योजना के अनुसार भविष्य निधि के लिए देय अंशदान प्रोद्भवन आधार पर लाभ एवं हानि खाते में शामिल किए गए हैं.

9.2 ग्रेच्युटी, पेंशन और अवकाश नकदीकरण (जो हितलाभ के रूप में परिभाषित है) का निर्धारण वर्ष के अंत में किए गए वास्तविक मूल्यनों के आधार पर किया गया है और वृद्धिशील दायित्व के लिए लाभ एवं हानि खाते में शामिल करके प्रावधान किया गया है.

10. आस्थगित कर

आय-कर व्यय में वर्तमान कर (आय-कर अधिनियम, 1961 के अनुसार निर्धारित अवधि के लिए कर की राशि) और आस्थगित कर प्रभार या कर की जमा राशि (जो उस अवधि की लेखा आय और कर-योग्य आय के बीच समयमापन अंतरों के कर-प्रभावों को दर्शाती है) का निर्धारण भारतीय सनदी लेखाकार संस्थान के लेखा मानक 22 के अनुसार किया गया है. आस्थगित कर प्रभार या कर की जमा राशि और तदनुरूपी आस्थगित कर-दायित्वों या आस्तियों को कर की ऐसी दरों का उपयोग करके शामिल किया गया है जो तुलन-पत्र की तिथि को अधिनियम में निर्धारित या पर्याप्त रूप में निर्धारित थीं.

11. आस्थगित राजस्व व्यय (स्वैच्छिक सेवानिवृत्ति योजना से संबंधित)

भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार अनुग्रह-अदायगी तथा स्वैच्छिक सेवानिवृत्ति योजना लागू करने के परिणामस्वरूप ग्रेच्युटी तथा पेंशन के वृद्धिशील दायित्वों को आस्थगित राजस्व व्यय माना गया है, जिसका परिशोधन 5 वर्ष की अवधि तक समान रूप से किया जाना है.

(a) Commission (other than commission on deferred payment guarantees and government transactions), exchange and brokerage.

(b) Dividend on investments.

(c) Income on Rupee Derivatives designated as "Other than hedging".

(d) Interest on appication money on investments and overdue interest on investments.

9. Staff Benefits

9.1 Contributions payable to Provident Fund in terms of the provident fund scheme are charged to Profit and Loss Account on accrual basis.

9.2 Liability for gratuity, pension and leave encashment (which are defined benefits) is determined on the basis of actuarial valuations carried out at the year end and the incremental liability is provided for by charging to the Profit and Loss Account.

10. Deferred Tax

Income-tax expense comprises current tax (amount of tax for the period determined in accordance with the Income Tax Act, 1961) and deferred tax charge or credit (reflecting the tax effects of timing differences between accounting income and taxable income for the period) determined in accordance with Accounting Standard 22 of the Institute of Chartered Accountants of India. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the Balance Sheet date.

11. Deferred Revenue Expenditure (related to Voluntary Retirement Scheme)

In accordance with the guidelines of RBI, ex-gratia and incremental liability in respect of gratuity and pension arising on implementation of Voluntary Retirement Scheme, is treated as Deferred Revenue Expenditure to be amortised equally over a period of 5 years.

अनुसूची 18

लेखा टिप्पणियां :

1. विदेशी मुद्रा लेनदेनों तथा वर्ष के अन्त में उनके रूपान्तरण के संबंध में बैंक, भारतीय सनदी लेखाकार संस्थान के लेखा मानक 11 के बजाय भारतीय विदेशी मुद्रा व्यापारी संघ/भारतीय रिज़र्व बैंक के दिशा-निर्देश, जो कि अनिवार्य हैं, का निरंतर पालन कर रहा है.

2. वर्ष 2000-2001 में कार्यान्वित स्वैच्छिक सेवानिवृति योजना (वी आर एस) के कारण इस वर्ष के दौरान 354.51 करोड़ रुपए की राशि (पिछले वर्ष 354.51 करोड़ रुपए), जिसे आस्थगित राजस्व व्यय माना गया था, राजस्व के रूप में शामिल की गई है. 354.2 करोड़ रुपए (पिछले वर्ष 709.03 करोड़ रुपए) की अपरिशोधित राशि भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार अगले वर्ष परिशोधित की जाएगी.

3. भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार, अग्रिमों और विनिधानों के आय-निर्धारण/प्रावधानीकरण/आस्ति-वर्गीकरण से संबंधित बकाया ऋण मानदंडों का 31 मार्च 2004 से 180 दिनों के बजाय 90 दिन आधार पर विचार किया गया है.

4. वर्ष 2003-2004 से प्रभावी विनिधानों के विक्रय पर लाभ या हानि को वास्तविक विक्रय मूल्य और क्रय के भारित औसत लागत के आधार पर निपटान की तारीख को लेनदेन-वार लेखे में लिया गया है, जबकि पिछले वर्ष इस क्रय और विक्रय दोनों के लिए पूरे वर्ष के भारित औसत मूल्य के आधार पर लेखा वर्ष की समाप्ति पर लेखे में लिया गया था. इस परिवर्तन के परिणामस्वरूप इस वर्ष का लाभ 693.70 करोड़ रुपए अधिक है.

5. (क) वर्ष 1999-2000 के दौरान, बैंक ने अपनी श्रेणी-II की पूंजी बढ़ाने के लिए कुल 935.87 करोड़ रुपए के 10.80% प्रति वर्ष की स्थायी दर पर अर्धवार्षिक रूप से देय निजी स्थापन द्वारा अप्रतिभूत, गौण ब्याज दर वाले बांड जारी किए जिनमें से प्रत्येक बाण्ड 1,00,000 रुपए के अंकित मूल्य का था. ये बांड आबंटन की तिथि से 63 मास के पश्चात् सममूल्य पर प्रतिदेय हैं. 31 मार्च 2004 को बकाया बांडों का अंकित मूल्य 935.87 करोड़ रुपए (31 मार्च 2003 को 935.87 करोड़ रुपए) है.

   (ख) वर्ष 2000-2001 के दौरान बैंक ने उद्दिष्ट निजी स्थापन द्वारा अप्रतिभूत गौण ब्याज-दर वाले कुल 2500.00 करोड़ रुपए के बांड जिनमें से प्रत्येक का अंकित मूल्य 10,00,000 रुपए था, नकद सममूल्य पर निम्नानुसार जारी किए :

   (i) प्रतिवर्ष देय 11.55% वार्षिक की नियत दर पर और आबंटन की तिथि से 63 मास पश्चात् सममूल्य पर प्रतिदेय 824.80 करोड़ रुपए.

   (ii) प्रतिवर्ष देय 11.90% वार्षिक की नियत दर पर और आबंटन की तिथि से 87 मास पश्चात् सममूल्य पर प्रतिदेय 1675.20 करोड़ रुपए. 31 मार्च 2004 को बकाया रहे उपर्युक्त बांडो का अंकित मूल्य 2,500 करोड़ रुपए हैं (31 मार्च 2003 को 2,500 करोड़ रुपए).

   (ग) वर्ष 2000-2001 के दौरान बैंक ने 5.113 मिलियन यूरो का 108 माह के अंत में सममूल्य पर प्रतिदेय अप्रतिभूत एवं गौण ऋण 6.5% वार्षिक की नियत दर पर लिया था. 31 मार्च 2004 को बकाया ऋण की राशि 5.113 मिलियन यूरो (27.33 करोड़ रुपए के समतुल्य) रही. (31 मार्च 2003 को 5.113 मिलियन यूरो, रु. 26.46 करोड़ रुपए के समतुल्य).

भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार प्रकटीकरण :

6. दिनांक 31 मार्च 2004 को बैंक का पूंजी पर्याप्तता अनुपात 13.53% (31 मार्च, 2003 को 13.50%) रहा. इस अनुपात का परिकलन भारतीय रिज़र्व बैंक द्वारा जारी दिशा-निर्देशों/निदेशों के आधार पर किया गया है, जिसमें निम्नलिखित शामिल हैं:

	31 मार्च 2004	31 मार्च 2003
श्रेणी I पूंजी	8.34%	8.81%
श्रेणी II पूंजी	5.19%	4.69%

7. दिनांक 31 मार्च 2004 को निवल अलाभकारी आस्तियां, निवल अग्रिमों का 3.48% (31 मार्च 2003 को 4.50%) रही.

8. लाभ एवं हानि खाते के "व्यय" शीर्ष के अन्तर्गत सम्मिलित "उपबंध और आकस्मिक व्यय" मद का अलग-अलग विवरण :

(रु. करोड़ में)

		2003-2004	2002-2003
क)	आयकर के लिए प्रावधान (चालू कर) (इसमें पूर्ववर्ती वर्षों के 697.72 करोड़ रुपए शामिल हैं*)	1566.06	2148.88*
ख)	आयकर के लिए प्रावधान (आस्थगित कर)	276.28 (जमा)	13.26
ग)	अन्य करों के लिए प्रावधान	45.42 (जमा)	0.36
घ)	अलाभकारी आस्तियों के लिए किए गए प्रावधान की राशि (प्रावधान के प्रतिलेखन सहित)	3693.53	2592.43
ङ)	i) वैश्विक ऋण संविभाग में मानक आस्तियों पर सामान्य प्रावधान	49.12	69.22
ङ)	ii) 90 दिनों के बकाया ऋण मानदंडों के लिए मानक आस्तियों पर तदर्थ प्रावधान	—	135.45
च)	भारत में किए गए विनिधानों में हुआ मूल्यह्रास	496.69	392.98
छ)	विदेश स्थित कार्यालयों के विनिधानों में हुआ मूल्यह्रास	11.21 (जमा)	26.58
ज)	अन्य (प्रतिलेखन घटाकर और वेतन-संशोधन के लिए 400 करोड़ रुपए का तदर्थ प्रावधान शामिल करके)	399.97	708.76 (जमा)
	योग	5872.46	4670.40

SCHEDULE 18

NOTES TO ACCOUNTS:

1. In respect of Foreign Exchange transactions and their year-end translation, the Bank is consistently following FEDAI/RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the Institute of Chartered Accountants of India.

2. During the year an amount of Rs.354.51 Crores (Previous year Rs. 354.51 Crores) has been charged to revenue on account of Voluntary Retirement Scheme (VRS) implemented during the year 2000-2001, which was treated as deferred revenue expenditure. Unamortized amount of Rs.354.52 Crores (Previous year Rs. 709.03 Crores) is to be amortized next year in accordance with RBI guidelines.

3. In accordance with RBI guidelines, the delinquency norms for income recognition/provisioning/asset classification for advances and investments have been considered at 90 days effective from 31st March 2004 instead of at 180 days.

4. Effective from year 2003-2004, profit or loss on sale of investments has been accounted for transaction-wise on the settlement date, based on actual sales value and weighted average cost of purchases, whereas in the previous year, it was accounted for at the year end, based on the weighted average price for the whole year for both purchases and sales. As a result of this change, profit for the year is higher by Rs. 693.70 Crores.

5. (a) During 1999-2000, the Bank issued by way of private placement, unsecured, subordinated bonds of the face value of Rs.1,00,000/- each for cash at par at a fixed rate of 10.80% p.a., payable semi annually, for an aggregate amount of Rs.935.87 Crores to augment its Tier II capital. The bonds are redeemable at par at the end of 63 months from the date of allotment. The face value of bonds outstanding as at 31st March 2004 is Rs.935.87 Crores (Rs.935.87 Crores as at 31st March 2003).

   (b) During 2000-2001, the Bank issued by way of structured private placement, unsecured, subordinated bonds of the face value of Rs.10,00,000/- each for cash at par for an aggregate amount of Rs.2500.00 Crores, as under:

   (i) Rs.824.80 Crores at a fixed rate of 11.55% p.a. payable annually, and redeemable at par at the end of 63 months from the date of allotment.

   (ii) Rs.1675.20 Crores at a fixed rate of 11.90% p.a. payable annually, and redeemable at par at the end of 87 months from the date of allotment. The face value of the above bonds outstanding as at 31st March 2004 is Rs.2500.00 Crores (Rs.2500.00 Crores as at 31st March 2003).

   (c) During 2000-2001, the Bank raised unsecured, subordinated loan amounting to Euro 5.113 milllion, at a fixed rate of 6.5% p.a. redeemable at par at the end of 108 months. The loan amount outstanding as at 31st March 2004 is Euro 5.113 million (Rupee equivalent 27.33 Crores). (Euro 5.113 million as at 31st March 2003, Rupee equivalent 26.46 Crores).

DISCLOSURES AS PER RBI GUIDELINES

6. The Capital Adequacy Ratio of the Bank is 13.53% as at 31st March 2004 (13.50% as at 31st March 2003). The ratio, arrived at on the basis of guidelines/directives issued by the RBI, comprises:

	31st March 2004	31st March 2003
Tier I Capital	8.34%	8.81%
Tier II Capital	5.19%	4.69%

7. Net NPAs to Net Advances as at 31st March 2004 is 3.48% (4.50% as at 31st March 2003).

8. Break-up of the item "Provisions and Contingencies" included under the head "Expenditure" in the Profit and Loss Account:

(Rs.in Crores)

		2003-2004	2002-2003
a)	Provision for Income Tax (current tax) (Including Rs.697.72 Crores for earlier years*)	1566.06	2148.88*
b)	Provision for Income Tax (deferred tax)	276.28 (Credit)	13.26
c)	Provision for other taxes	45.42 (Credit)	0.36
d)	Amount of provision made against NPAs (including write back of provision)	3693.53	2592.43
e)i)	General provision on Standard Assets in the global loan portfolio	49.12	69.22
e)ii)	Ad-hoc provision on Standard Assets for 90 days delinquency norms	—	135.45
f)	Depreciation in the value of Investments in India	496.69	392.98
g)	Depreciation in the value of Investments in Foreign Offices	11.21 (Credit)	26.58
h)	Others (Net of write backs and including adhoc provision of Rs. 400 crores towards wage revision)	399.97	708.76 (Credit)
	Total	5872.46	4670.40

9. व्यवसाय अनुपात

	2003-2004	2002-2003
i) कार्यशील निधियों की तुलना में ब्याज आय का प्रतिशत	7.99%	9.10%
ii) कार्यशील निधियों की तुलना में ब्याजेतर आय का प्रतिशत	1.99%	1.68%
iii) कार्यशील निधियों की तुलना में प्रचालन लाभ का प्रतिशत	2.50%	2.27%
iv) आस्तियों से आय	0.94%	0.86%
v) प्रति कर्मचारी व्यवसाय (जमाराशियां एवं अग्रिम) (रु. हज़ार में)	21056	19077
vi) प्रति कर्मचारी लाभ (रु. हज़ार में)	176.61	147.83

9. *Business Ratios:*

	2003-2004	2002-2003
i) Interest income as a percentage to Working Funds	7.99%	9.10%
ii) Non-Interest income as a percentage to Working Funds	1.99%	1.68%
iii) Operating Profit as a percentage to Working Funds	2.50%	2.27%
iv) Return on Assets	0.94%	0.86%
v) Business (Deposits and Advances) per employee (Rs. in Thousand)	21056	19077
vi) Profit per employee (Rs. in Thousand)	176.61	147.83

10. **क) 31 मार्च, 2004 की स्थिति के अनुसार परिपक्वता का स्वरूप (देशी परिचालन):**

a) Maturity Pattern as on 31st March 2004 (Domestic Operations):

(रु. करोड़ में)
(Rs. in Crores)

	1-14 दिन 1-14 days	15-28 दिन 15-28 days	29 दिन - 3 मास 29 days - 3 months	3 मास से अधिक किन्तु 6 मास तक Over 3 months to 6 months	6 मास से अधिक किन्तु 12 मास तक Over 6 months to 12 months	1 वर्ष से अधिक किन्तु 3 वर्ष तक Over 1 year to 3 years	3 वर्ष से अधिक किन्तु 5 वर्ष तक Over 3 years to 5 years	5 वर्ष से अधिक Over 5 years	योग Total
ऋण एवं अग्रिम (रुपए में आंका गया) Loans and Advances (Rupee denominated)	35738.46 (27572.24)	10370.44 (9223.96)	11115.60 (11514.68)	1916.74 (2317.33)	3732.21 (3541.49)	31465.68 (28934.74)	12423.86 (11381.49)	20703.47 (15928.27)	127466.46 (110414.20)
विनिधान प्रतिभूतियाँ (रुपए में आंकी गई) Investment securities (Rupee denominated)	4260.95 (11105.44)	873.41 (367.12)	10881.34 (6304.97)	4782.67 (7736.94)	1588.66 (7747.65)	23834.62 (26229.51)	27455.04 (31260.89)	108007.67 (77133.09)	181684.36 (167885.61)
जमाराशियाँ (रुपए में आंकी गई) Deposits (Rupee denominated)	33877.65 (30895.07)	1612.34 (2204.69)	11460.49 (5625.64)	7459.29 (6279.51)	24101.59 (37455.55)	96965.09 (154514.15)	60745.40 (29492.30)	59167.92 (9234.87)	295389.77 (275701.78)
उधार राशियाँ (रुपए में आंकी गई) Borrowings (Rupee denominated)	346.12 (—)	2.80 (—)	55.09 (29.76)	181.96 (240.31)	172.67 (245.20)	366.32 (683.49)	208.07 (258.64)	32.29 (114.44)	1365.32 (1571.84)
विदेशी मुद्रा आस्तियां Foreign currency assets	16460.77 (14146.64)	855.45 (1679.12)	5153.84 (5759.61)	2879.21 (6104.89)	4334.46 (3598.15)	3020.83 (1798.49)	2017.41 (1108.50)	328.28 (426.70)	35050.25 (34622.10)
विदेशी मुद्रा देयताएं Foreign currency liabilities	7462.66 (6970.16)	763.66 (875.53)	2928.48 (2684.74)	3507.21 (2396.27)	4066.70 (3587.47)	6605.13 (5630.06)	2.48 (3.86)	0.05 (0.06)	25336.37 (22148.15)

(कोष्ठक में दिए गए आंकड़े 31 मार्च 2003 के हैं)
(उपर्युक्त आंकड़ों के संकलन में भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार कुछ पूर्वानुमानों के आधार पर आकलन किए गए हैं जिन्हें लेखा-परीक्षकों ने विश्वसनीय माना है)
(Figures in brackets pertain to 31st March 2003)
(In compiling the above data, certain assumptions as per RBI guidelines and estimates have been made and relied upon by Auditors)

ख) 31 मार्च, 2004 की स्थिति के अनुसार परिपक्वता का स्वरूप (विदेश स्थित कार्यालयों का परिचालन):

b) Maturity Pattern as on 31st March 2004 (Operations of Foreign Offices):

(रु. करोड़ में)
(Rs. in Crores)

	1-7 दिन 1-7 days	8-14 दिन 8-14 days	15-28 दिन 15-28 days	29 दिन एवं 3 मास तक 29 days and upto 3 months	3 मास से अधिक एवं 6 मास तक Over 3 months and upto 6 months	6 मास से अधिक एवं 1 वर्ष तक Over 6 months and upto 1 year	1 वर्ष से अधिक एवं 3 वर्ष तक Over 1 year and upto 3 years	3 वर्ष से अधिक एवं 5 वर्ष तक Over 3 years and upto 5 years	5 वर्ष से अधिक Over 5 years	योग Total
आस्तियां Assets	10266.26 (8641.81)	624.06 (618.29)	2845.35 (3114.59)	4581.28 (2879.47)	5781.07 (4647.35)	1242.60 (1606.69)	2861.36 (3126.12)	3798.61 (2412.03)	2298.73 (3397.36)	34299.32 (30443.71)
देयताएं Liabilities	9716.40 (9730.17)	1640.42 (647.04)	2925.64 (3180.48)	7917.33 (5118.96)	3864.20 (3949.39)	973.21 (1613.68)	2095.72 (869.89)	965.30 (707.95)	4201.10 (4626.15)	34299.32 (30443.71)

(कोष्ठक में दिए गए आंकड़े 31 मार्च 2003 के हैं)
(Figures in brackets pertain to 31st March 2003)

ग) अस्थिर क्षेत्रों को ऋणान्वयन :

(रु. करोड़ में)

	देशीय परिचालन		विदेशी कार्यालय	
	31 मार्च 2004	31 मार्च 2003	31 मार्च 2004	31 मार्च 2003
पूंजी बाजार क्षेत्र (शेयरों की प्रतिभूति/संपार्श्विक पर कुल अग्रिम)	25.58	56.71	1.50	0.43
स्थावर संपदा क्षेत्र	155.07	273.69	106.55	75.60

(रु. करोड़ में)

घ) मार्जिन व्यवसाय हेतु शेयर दलालों को प्रदत्त कुल वित्त	31.03.2004	31.03.2003
	शून्य	शून्य

ङ) अलाभकारी आस्तियों का उतार-चढ़ाव : (रु. करोड़ में)

	2003-2004	2002-2003
वर्ष के आरंभ में कुल अलाभकारी आस्तियाँ	13506.07	15485.85
जोड़े : वर्ष के दौरान परिवर्धन	5721.34	4688.57
घटाएं : वर्ष के दौरान कमी (3973.57 करोड़ रुपए की अपलिखित राशि सहित) (पिछले वर्ष 3,541.18 करोड़ रुपए)	6560.20	6668.35
वर्ष के अंत में कुल अलाभकारी आस्तियाँ	12667.21	13506.07
वर्ष के अंत में निवल अलाभकारी आस्तियाँ	5441.73	6183.00

च) शेयरों में विनिधान आदि : (रु. करोड़ में)

	31 मार्च 2004	31 मार्च 2003
i) ईक्विटी शेयरों मे विनिधान	1204.06	1022.82
ii) परिवर्तनशील बांडों एवं डिबेंचरों में विनिधान	25.00	25.00
iii) ईक्विटी उन्मुख म्युच्युअल फंडों की युनिटें	661.64	288.80

छ) वर्ष 2003-2004 के दौरान पुनर्रचना के अधीन ऋण आस्तियाँ (रु. करोड़ में)

	कारपोरेट ऋण पुनर्रचना योजना के अलावा	कारपोरेट ऋण पुनर्रचना योजना के अधीन	योग
i) पुनर्रचना के अधीन मानक आस्तियों की राशि	412.38 (1061.39)	1930.05 (577.00)	2342.43 (1638.39)
ii) पुनर्रचना के अधीन अवमानक आस्तियों की राशि	40.97 (118.79)	130.67 (90.16)	171.64 (208.95)
iii) पुनर्रचना के अधीन संदिग्ध आस्तियों की राशि	19.79 (134.97)	45.12 (44.77)	64.91 (179.74)
योग	473.14 (1315.15)	2105.84 (711.93)	2578.98 (2027.08)

(कोष्ठक में दिये गए आंकड़े 31 मार्च 2003 के हैं।)

(c) Lending to sensitive sectors:

(Rs. in Crores)

	Domestic Operations		Foreign Offices	
	31st March 2004	31st March 2003	31st March 2004	31st March 2003
Capital Market Sector (Total advances against security/collateral of shares)	25.58	56.71	1.50	0.43
Real Estate Sector	155.07	273.69	106.55	75.60

(Rs. in Crores)

(d) Total finance extended to stockbrokers for Margin Trading:	31.03.2004	31.03.2003
	NIL	NIL

(e) Movements in NPAs: (Rs. in Crores)

	2003-2004	2002-2003
Gross NPAs as at the beginning of the year	13506.07	15485.85
Add: Additions during the year	5721.34	4688.57
Less: Reductions during the year (including write off of Rs.3973.57 Crores) (Rs. 3541.18 Crores in the previous year)	6560.20	6668.35
Gross NPAs as at the end of the year	12667.21	13506.07
Net NPAs as at the end of the year	5441.73	6183.00

(f) Investments in Shares, etc.:

(Rs. in Crores)

	31st March 2004	31st March 2003
(i) Investments in equity shares	1204.06	1022.82
(ii) Investments in convertible bonds & debentures	25.00	25.00
(iii) Units of equity oriented mutual funds	661.64	288.80

(g) Loan Assets subjected to restructuring during the year 2003-04:

(Rs. in Crore)

	Other than under Corporate Debt Restructuring Scheme	Under Corporate Debt Restructuring Scheme	Total
(i) Amount of Standard Assets subjected to restructuring	412.38 (1061.39)	1930.05 (577.00)	2342.43 (1638.39)
(ii) Amount of Sub-standard Assets subjected to restructuring	40.97 (118.79)	130.67 (90.16)	171.64 (208.95)
(iii) Amount of Doubtful Assets subjected to restructuring	19.79 (134.97)	45.12 (44.77)	64.91 (179.74)
Total	473.14 (1315.15)	2105.84 (711.93)	2578.98 (2027.08)

(Figures in brackets pertain to 31st March, 2003)

ज) i) सांविधिक चलनिधि अनुपातेतर (नॉन एसएलआर) विनिधानों की निर्गमकर्ता संरचना :

h) i) Issuer composition of Non-SLR investments :

(रु. करोड़ में)
(Rs. in Crores)

सं. No.	निर्गमकर्ता Issuer	राशि की मात्रा Amount	प्राइवेट प्लेसमेंट प्रतिभूतियों की मात्रा Extent of private placement	'विनिधान श्रेणी से कम' प्रतिभूतियों की मात्रा Extent of 'below investment grade' Securities	'बिना रेटिंग वाली' प्रतिभूतियों की मात्रा Extent of 'unrated' Securities	'असूचीगत' प्रतिभूतियों की मात्रा Extent of 'unlisted' Securities
(1)	(2)	(3)	(4)	(5)	(6)	(7)
1	सार्वजनिक क्षेत्र के उपक्रम PSUs	9717.33	2697.56		6413.35	9190.03
2	वित्तीय संस्थापनाएं FIs	4908.83	1474.79		2994.42	4386.33
3	बैंक Banks	535.54	445.00		155.54	465.54
4	निजी कारपोरेट Private corporates	2383.03	1681.91		1461.84	2131.39
5	अनुषंगियां/संयुक्त उद्यम Subsidiaries/Joint ventures	1575.70				
6	अन्य Others	1245.76	261.18		768.67	1235.66
7	मूल्यह्रास के लिए रखा गया प्रावधान Provision held towards depreciation	(614.40)	XXX	XXX	XXX	XXX
	योग Total	19751.79	6560.44		11793.82	17408.95

ii) अलाभकारी सांविधिक चलनिधि अनुपातेतर (नॉन एसएलआर) विनिधान

विवरण	राशि (रु. करोड़ में) 31.3.2004
प्रारंभिक शेष	123.57
वर्ष के दौरान परिवर्धन	129.06
उक्त अवधि के दौरान कमी	50.86
संवरण शेष	201.77
रखे गए कुल प्रावधान	163.25

(झ) अलाभकारी आस्तियों और विनिधानों में मूल्यह्रास के प्रति किए गए प्रावधानों में परिवर्तन

(रु. करोड़ में)

	अलाभकारी आस्तियों के लिए प्रावधान (मानक आस्तियों पर प्रावधानों को छोड़कर)		विनिधानों पर मूल्यह्रास के लिए प्रावधान	
	2003-04	2002-03	2003-04	2002-03
प्रारंभिक शेष	6332.08	7118.74	1204.62	851.53
जोड़ें : वर्ष के दौरान किए गए प्रावधान (900.00 करोड़ रुपए के अस्थायी प्रावधान सहित) (पिछले वर्ष 550.00 करोड़ रुपए)	3824.08	2958.68	1017.88	486.71
घटाएं : अपलेखन, अतिरिक्त प्रावधानों का प्रतिलेखन	3743.77	3745.34	523.14	133.62
संवरण शेष	6412.39	6332.08	1699.36	1204.62

(ञ) विदेशी मुद्रा ब्याज-दर विनिमय :

i) अन्य बैंकों के साथ हुए ब्याज-दर विनिमय की कल्पित मूल राशि एवं वर्ष के अंत में बकाया राशि निम्नानुसार है:

	31-03-2004	31-03-2003
अमेरिकी डॉलर विनिमय (मिलियन में)	2490.14	2497.56
(समतुल्य रु. करोड़ में	11135.88	11860.44
जीबीपी विनिमय (मिलियन में)	317.52	23.25
(समतुल्य रु. करोड़ में)	2472.40	174.42
यूरो विनिमय (मिलियन में)	37.25	—
(समतुल्य रु. करोड़ में)	198.22	—
येन विनिमय (मिलियन में)	349.92	—
(समतुल्य रु. करोड़ में)	147.09	—

ii) विदेशी मुद्रा अनिवासी (बैंक) जमाराशियों की प्रतिरक्षा के लिए ब्याज-दरों में विनिमय किए गए हैं.

iii) समस्त ब्याज-दर विनिमय प्राप्ति के लिए स्थिर, भुगतान के लिए अस्थिर आधार पर थे.

iv) विनिमय हेतु आवश्यक संपार्श्विक कुछ नहीं.

v) वर्ष के दौरान ब्याज-दर विनिमय से होने वाले ऋण-जोखिम का केंद्रीकरण बिलकुल नहीं हुआ.

(ट) विनिमय व्यापार ब्याज-दर डेरीवेटिव (रुपया लेन-देन)

विवरण	(रु. करोड़ में) राशि
1. विनिमय व्यापार ब्याज-दर डेरीवेटिव की वर्ष के दौरान कल्पित मूल राशि (लिखत-वार)	
क) 91 दिनों के राजकोषीय बिल भावी सौदे	25.00
ख)	
ग)	
2. विनिमय व्यापार ब्याज-दर डेरीवेटिव की 31 मार्च 2004 को बकाया कल्पित मूल राशि (लिखत-वार)	
क)	
ख) शून्य	शून्य
ग)	
3. विनिमय व्यापार ब्याज-दर डेरीवेटिव की बकाया और "अत्यधिक प्रभावी" नहीं कल्पित मूल राशि (लिखत-वार)	
क)	
ख) शून्य	शून्य
ग)	
4. विनिमय व्यापार ब्याज-दर डेरीवेटिव का बकाया और "अत्यधिक प्रभावी" नहीं अंकित बाजार मूल्य (लिखत-वार)	
क)	
ख) शून्य	शून्य
ग)	

(ठ) रिपो: रिपो लेनदेन के विवरण (भारतीय रिज़र्व बैंक के साथ चलनिधि समायोजन सुविधा (एलएएफ) के अलावा) निम्नानुसार हैं :

(रु. करोड़ में)

	वर्ष के दौरान न्यूनतम बकाया राशि	वर्ष के दौरान अधिकतम बकाया राशि	वर्ष के दौरान दैनिक औसत बकाया राशि	31.03.2004 की स्थिति के अनुसार
रिपो के अधीन विक्री की गई प्रतिभूतियाँ	97.48 (0.00)	1156.41 (0.00)	8.69 (0.00)	0.00 (0.00)
रिपो के अधीन क्रय की गई प्रतिभूतियाँ	44.73 (0.00)	1316.53 (2667.66)	18.89 (7.50)	698.38 (2667.66)

(गत वर्ष के आँकड़े कोष्ठक में दिए गए हैं)

ii) **Non-performing Non-SLR investments**

Particulars	Amount (Rs. in Crores) 31.3.2004
Opening Balance	*123.57*
Additions during the year	129.06
Reduction during the above period	50.86
Closing Balance	201.77
Total Provisions held	163.25

(i) **Movement of provisions held towards NPAs and depreciation on *investments:***

(Rs. in Crores)

	Provisions for NPAs (excluding provisions on Standard Assets)		Provision for depreciation on investments	
	2003-04	2002-03	2003-04	2002-03
Opening Balance	6332.08	7118.74	1204.62	851.53
ADD : Provisions made during the year (including floating provision of Rs.990.00 Crores) (Rs. 550.00 Crores in previous year)	3824.08	2958.68	1017.88	486.71
LESS : Write off, write back of excess provisions	3743.77	3745.34	523.14	133.62
Closing Balance	6412.39	6332.08	1699.36	1204.62

(j) **Foreign Currency Interest Rate Swaps:**

(i) Notional Principal amount of Interest Rate Swaps entered into with other banks and outstanding at the year-end are as under:

	31-03-2004	31-03-2003
US$ Swaps (in Million)	2490.14	2497.56
(Equivalent Rs. Crores)	11135.88	11860.44
GBP Swaps (in Million)	317.52	23.25
(Equivalent Rs. Crores)	2472.40	174.42
Euro Swaps (in Million)	37.25	—
(Equivalent Rs. Crores)	198.22	—
Yen Swaps (in Million)	349.92	—
(Equivalent Rs. Crores)	147.09	—

(ii) Interest Rate Swaps are undertaken to hedge FCNR (B) Deposits.

(iii) *All the Interest Rate Swaps undertaken were on the basis of Receive* fixed Pay floating.

(iv) Collateral required upon entering the Swap is nil.

(v) There is no concentration of credit risk arising from the Interest Rate Swaps undertaken during the year.

(k) ***Exchange Trade Interest Rate Derivatives (Rupee Transaction)***

Particulares	(Rs. Crores) Amount
1. Notional principal amount of exchange traded interest rate derivatives undertaken during the year (instrument-wise)	
a) 91 days Treasury Bill Futures	25.00
b)	
c)	
2. Notional principal amount of exchange traded interest rate derivatives outstanding as on 31st March 2004 (instrument-wise)	
a)	
b) NIL	NIL
c)	
3. Notional principal amount of exchange traded interest rate derivatives outstanding and not "highly effective" (instrument-wise)	
a)	
b) NIL	NIL
c)	
4. Mark-to-market value of exchange traded interest rate derivatives outstanding and not "highly effective" (instrument-wise)	
a)	
b) NIL	NIL
c)	

(l) **Repos:** The particulars of Repo transactions [other than Liquidity Adjustment Facility (LAF) with RBI] are as under:

(Rs. in Crores)

	Minimum outstanding during the year	Maximum outstanding during the year	Daily average outstanding during the year	As on 31st March 2004
Securities sold under Repos	97.48 (0.00)	1156.41 (0.00)	8.69 (0.00)	0.00 (0.00)
Securities purchased under Repos	44.73 (0.00)	1316.53 (2667.66)	18.89 (7.50)	698.38 (2667.66)

(Previous year's figures are given in brackets)

(ड) जोखिम श्रेणी-वार देश में दिए गए ऋण:

प्रत्येक देश के साथ किए गए विदेशी मुद्रा लेनदेनों के संबंध में 31.3.2004 को समाप्त वर्ष के लिए बैंक के निवल निधिक ऋण बैंक की कुल आस्तियों के 2% से कम हैं, इसलिए भारतीय रिज़र्व बैंक के दिनांक 19.2.2003 के परिपत्र डीबीओडी.बीपी.बीसी.71/21.04.103/2002-03 के अनुसार किसी प्रावधान तथा प्रकटीकरण की जरूरत नहीं है.

11. एसेट रिकंस्ट्रक्शन कंपनी (एआरसीआईएल) को वर्ष के दौरान बिक्री की गई वित्तीय आस्तियों का ब्यौरा

क) खातों की संख्या - 76

ख) एससी/आरसी को बिक्री किए गए खातों का कुल मूल्य (प्रावधान घटाकर) - 91.08 करोड़ रुपए

ग) समग्र प्रतिफल - 162.33 करोड़ रुपए

घ) पूर्ववर्ती वर्षों में अंतरित खातों के संबंध में वसूले गए अतिरिक्त प्रतिफल - लागू नहीं

ङ) निवल अंकित मूल्य से अधिक कुल लाभ/हानि - 71.25 करोड़ रुपए

लेखा मानकों के अनुसार प्रकटीकरण

12. खंडवार सूचना

12.1 खंड अभिनिर्धारण

निम्नलिखित खंडों का अभिनिर्धारण किया गया है

प्राथमिक (व्यवसाय खंड)	बैंकिंग परिचालन राजकोषीय परिचालन
द्वितीयक (भौगोलिक खंड)	देशी परिचालन विदेशी परिचालन

12.2 अंतर-खंडीय अंतरणों का मूल्य-निर्धारण

बैंकिंग परिचालन खंड प्राथमिक संसाधन-संग्रहण इकाई है. राजकोषीय परिचालन खंड बैंकिंग परिचालन खंड से निधियाँ प्राप्त करता है. राजकोषीय परिचालन खंड को उधार दी गई निधियों की लागत की गणना बैंकिंग परिचालन खंड की जमाराशियों की लागत तथा जमाराशियों के संग्रहण में हुए परिचालन-व्यय के आधार पर की जाती है.

12.3 व्यय-आवंटन

(क) कारपोरेट केंद्र की संस्थापना में किए गए व्यय जो सीधे बैंकिंग परिचालन खंड अथवा राजकोषीय परिचालन खंड से संबंधित हैं, तदनुसार आवंटित किए गए हैं.

(ख) सीधे संबंध न रखने वाले व्यय प्रत्येक खंड के कर्मचारियों की संख्या/सीधे संबंध रखनेवाले व्यय के अनुपात के आधार पर आबंटित किए गए हैं.

(m) Risk Category-wise Country Exposure:

Bank's net funded exposure for the year ended 31.3.2004 in respect of the foreign exchange transactions with each country is below 2% of the total assets of the Bank, hence no provision and disclosure is required as per RBI Circular DBOD.BP.BC.71/21.04.103/2002-03 dated 19.2.2003.

11. Details of financial assets sold during the year to Assets Reconstruction Company (ARCIL):

a) No. of accounts - 76

b) Aggregate value (net of provisions) of accounts sold to SC/RC - 91.08 Crores.

c) Aggregate consideration - 162.33 Crores

d) Additional consideration realized in respect of accounts transferred in earlier years - N.A.

e) Aggregate gain/loss over net book value - 71.25 Crores

DISCLOSURES AS PER ACCOUNTING STANDARDS:

12. SEGMENTAL REPORTING:

12.1 Segment Identification:

The following segments have been identified:

Primary (Business Segment)	Banking Operations Treasury Operations
Secondary (Geographical Segment)	Domestic Operations Foreign Operations

12.2 Pricing of Inter-segmental transfers:

The Banking Operations segment is the primary resource mobilising unit. The Treasury Operations segment is a recipient of funds from Banking Operations segment. The cost of funds lent to treasury is computed at the cost of deposits of Banking Operations segment plus operating expenses incurred for mobilising deposits.

12.3 Allocation of Expenses:

(a) Expenses incurred at Corporate Centre establishment, directly attributable either to Banking Operations segment or to Treasury Operations segment are allocated accordingly.

(b) Expenses not directly attributable are allocated on the basis of ratio of number of employees in each of the segments/ratio of directly attributable expenses.

12.4 **खंडवार सूचना के अंतर्गत प्रकटीकरण DISCLOSURES UNDER SEGMENT REPORTING:**

भाग क : प्राथमिक खंड

PART A : PRIMARY SEGMENT:

(रु. करोड़ में)
(Rs. in Crores)

व्यवसाय खंड Business Segments	बैंकिंग परिचालन Banking Operations		राजकोषीय परिचालन Treasury Operations		निरसन Eliminations		योग Total	
विवरण Particulars	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year
राजस्व Revenue $	31335.29	31250.98	21989.43	21425.89	15413.10	15986.81	37911.62	36690.06
परिणाम Results $	1835.71	2639.31	3815.62	2880.34		—	5651.33	5519.65
अनाबंटित व्यय Unallocated Expenses $							725.97	252.14
परिचालन लाभ Operating Profit $.							4925.36	5267.51
आय कर Income Taxes $							1244.36	2162.51
असाधारण लाभ/हानि Extraordinary Profit/Loss $								
निवल लाभ Net Profit $							3681.00	3105.00
अन्य सूचना OTHER INFORMATION#								
खंड आस्तियाँ Segment Assets	371366.06	346624.29	203745.14	192371.83	(171362.96)	(181949.26)	403748.24	357046.86
अनाबंटित आस्तियाँ Unallocated Assets							4067.04	18829.64
कुल आस्तियाँ Total Assets							407815.28	375876.50
खंड देयताएं Segment Liabilities	353095.50	331062.18	201784.76	189356.13	(167296.26)	(161744.86)	387584.00	358673.45
अनाबंटित देयताएं Unallocated Liabilities								—
कुल देयताएं Total Liabilities							387584.00	358673.45

भाग ख : द्वितीयक खंड
PART B : SECONDARY SEGMENT:

(रु. करोड़ में)
(Rs. in Crores)

भौगोलिक खंड Geographical Segments	देशी परिचालन Domestic Operations		विदेशी परिचालन Foreign Operations		योग Total	
	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year
राजस्व Revenue $	36861.10	35484.31	1050.52	1205.75	37911.62	36690.06
आस्तियाँ Assets #	384033.65	353362.32	23781.63	22514.18	407815.28	375876.50

$: वर्ष का योग # : वर्ष के अंत में शेष राशियाँ
$: TOTAL FOR THE YEAR # : BALANCES AT THE END OF THE YEAR

13. **संबंधित पक्ष प्रकटीकरण :**

क. बैंक के संबंधित पक्ष

क) देशी बैंकिंग अनुषंगियां

स्टेट बैंक ऑफ बीकानेर एंड जयपुर
स्टेट बैंक ऑफ हैदराबाद
स्टेट बैंक ऑफ इंदौर
स्टेट बैंक ऑफ मैसूर
स्टेट बैंक ऑफ पटियाला
स्टेट बैंक ऑफ सौराष्ट्र
स्टेट बैंक ऑफ त्रावणकोर
एस बी आइ कमर्शियल एंड इंटरनेशनल बैंक लि.

देशी गैर-बैंकिंग अनुषंगियाँ

एस बी आइ फैक्टर्स एंड कमर्शियल सर्विसेज़ प्रा. लि.
एस बी आइ फंड्स मैनेजमेंट प्रा. लि.
एस बी आइ कैपिटल मार्केट्स लि.
डिस्काउंट एंड फाईनैंस हाउस ऑफ इंडिया लि.

विदेशी अनुषंगियाँ

एस बी आइ इंटरनेशनल (मॉरीशस) लि.
स्टेट बैंक ऑफ इंडिया (कनाडा)
स्टेट बैंक ऑफ इंडिया (कैलिफोर्निया)
आईएनएमबी बैंक लि.

ख) संयुक्त उपक्रम :

एसबीआइ कार्ड्स एंड पेमेंट्स सर्विसेज़ प्रा. लि.
एसबीआइ लाइफ इंश्योरेंस कंपनी लि.
क्रेडिट इन्फॉर्मेशन ब्यूरो (इंडिया) लि.
जी ई कैपिटल बिज़नेस प्रॉसेस मैनेजमेंट सर्विसेज प्रा. लि.
कमर्शियल बैंक ऑफ इंडिया एलएलसी.

ग) सहयोगी :

अलकनंदा ग्रामीण बैंक
अरुणाचल प्रदेश रूरल बैंक
बस्तर क्षेत्रीय ग्रामीण बैंक
बस्ती ग्रामीण बैंक
बीकानेर क्षेत्रीय ग्रामीण बैंक
बिलासपुर रायपुर क्षेत्रीय ग्रामीण बैंक
बोलंगिर आंचलिक ग्राम्य बैंक
बुंदेलखंड क्षेत्रीय ग्रामीण बैंक
कावेरी ग्रामीण बैंक
दमोह-पन्ना-सागर क्षेत्रीय ग्रामीण बैंक
इलाकाई देहाती बैंक
गंगा यमुना ग्रामीण बैंक
गोलकोंडा ग्रामीण बैंक
गोरखपुर क्षेत्रीय ग्रामीण बैंक
जामनगर राजकोट ग्रामीण बैंक
जूनागढ़ अमरेली ग्रामीण बैंक
क बैंक नानकिनडांग री खासी जैनटिया
काकतीया ग्रामीण बैंक
कालाहांडी आंचलिक ग्राम्य बैंक
कल्पतरु ग्रामीण बैंक
कोरापुट पंटवटी ग्राम्य बैंक

13. **RELATED PARTY DISCLOSURES:**

A. Bank's Related Parties:

a) **DOMESTIC BANKING SUBSIDIARIES**

State Bank of Bikaner & Jaipur
State Bank of Hyderabad
State Bank of Indore
State Bank of Mysore
State Bank of Patiala
State Bank of Saurashtra
State Bank of Travancore
SBI Commercial & International Bank Ltd.

DOMESTIC NON-BANKING SUBSIDIARIES

SBI Factors & Commercial Services Pvt. Ltd.
SBI Funds Management Private Limited
SBI Capital Markets Limited
Discount & Finance House of India Limited

FOREIGN SUBSIDIARIES

SBI International (Mauritius) Ltd.
State Bank of India (Canada)
State Bank of India (California)
Inmb Bank Ltd.

b) **JOINT VENTURES:**

SBI Cards & Payments Services Pvt. Ltd.
SBI Life Insurance Company Limited
Credit Information Bureau (India) Ltd.
GE Capital Business Process Management Services Private Limited
Commercial Bank of India LLC

c) **ASSOCIATES:**

Alaknanda Gramin Bank
Arunachal Pradesh Rural Bank
Bastar Kshetriya Gramin Bank
Basti Gramin Bank
Bikaner Kshetriya Gramin Bank
Bilaspur Raipur Kshetriya Gramin Bank
Bolangir Anchalik Gramya Bank
Bundelkhand Kshetriya Gramin Bank
Cauvery Grameena Bank
Damoh-Panna-Sagar Kshetriya Gramin Bank
Ellaquai Dehati Bank
Ganga Yamuna Gramin Bank
Golconda Grameena Bank
Gorakhpur Keshetriya Gramin Bank
Jamnagar Rajkot Gramin Bank
Junagadh Amreli Gramin Bank
Ka Bank Nongkyndong Ri Khasi Jaintia
Kakathiya Grameena Bank
Kalahandi Anchalika Gramya Bank
Kalpatharu Grameena Bank
Koraput Panchabati Gramya Bank

कृष्णा ग्रामीण बैंक
लंगपी देहांगी रूरल बैंक
मालवा ग्रामीण बैंक
मंजीरा ग्रामीण बैंक
मारवाड़ ग्रामीण बैंक
मिजोरम रूरल बैंक
नागालैंड रूरल बैंक
नागार्जुन ग्रामीण बैंक
पलामू क्षेत्रीय ग्रामीण बैंक
पर्वतीय ग्रामीण बैंक
पिथौरागढ़ क्षेत्रीय ग्रामीण बैंक
रायगढ़ क्षेत्रीय ग्रामीण बैंक
समस्तीपुर क्षेत्रीय ग्रामीण बैंक
संगमेश्वरा ग्रामीण बैंक
संथाल परगना ग्रामीण बैंक
शिवपुरी गुना क्षेत्रीय ग्रामीण बैंक
श्री गंगानगर क्षेत्रीय ग्रामीण बैंक
श्री सरस्वती ग्रामीण बैंक
श्री सातवाहन ग्रामीण बैंक
श्री विशाखा ग्रामीण बैंक
श्रीरामा ग्रामीण बैंक
सुरेंद्रनगर भावनगर ग्रामीण बैंक
विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक
एसबीआई होम फाइनेंस लि.
दि क्लियरिंग कार्पोरेशन ऑफ इंडिया लि.
नेपाल एसबीआई बैंक लि.
बैंक ऑफ भूटान
यूटीआई एसेट मैनेजमेंट कंपनी प्रा. लि.
एसेट रिकन्स्ट्रक्शन कंपनी (इंडिया) लि.

घ) बैंक के प्रमुख प्रबंधन कार्मिक :
श्री अरुण कुमार पुरवार, अध्यक्ष
श्री पी. एन. वेंकटाचलम, प्रबंध निदेशक
श्री आलोक कुमार बतरा, प्रबंध निदेशक (07.07.2003 तक)
श्री सी. भट्टाचार्य, प्रबंध निदेशक (17.12.2003 से)

ख. उपर्युक्त में से निम्नलिखित संबंधित पक्ष हैं जिनके बारे में लेखा मानक 18 की शर्तों के अनुसार प्रकटीकरण करना आवश्यक है :
क्रेडिट इन्फॉरमेशन ब्यूरो (इंडिया) लि.
जी ई कैपिटल बिज़नेस प्रॉसेस मैनेजमेंट सर्विसेज़ प्रा. लि.
एसबीआई होम फाइनैंस लि.
नेपाल एसबीआई बैंक लि.
बैंक ऑफ भूटान
एसेट रिकंस्ट्रक्शन कंपनी (इंडिया) लि.
श्री अरुण कुमार पुरवार, अध्यक्ष
श्री पी. एन. वेंकटाचलम, प्रबंध निदेशक
श्री आलोक कुमार बतरा, प्रबंध निदेशक (07.07.2003 तक)
श्री सी. भट्टाचार्य, प्रबंध निदेशक (17.12.2003 से)

अन्य संबंधित पक्ष "सरकारी नियंत्रण वाले उपक्रम" हैं, अतः लेखा मानक 18 के अनुच्छेद 9 के अनुसार प्रकटीकरण आवश्यक नहीं है. इसके अलावा लेखा मानक 18 के अनुच्छेद 5 के अनुसार प्रमुख प्रबंधन कार्मिक तथा प्रमुख प्रबंधन कार्मिकों के संबंधियों के बारे में बैंकर-ग्राहक संबंध की प्रकृति वाले लेनदेनों का प्रकटीकरण आवश्यक नहीं है.

ग. लेनदेन/शेष :

(रु. करोड़ में)

मदें/संबंधित पक्ष	सहयोगी/संयुक्त उपक्रम		प्रमुख प्रबंधन कार्मिक@	प्रमुख प्रबंधन कार्मिकों के संबंधी@	योग	
उधार-राशियाँ #	—	(4.78)	—	—	—	(4.78)
जमा-राशियाँ #	145.72	(84.42)	—	—	145.72	(84.42)
जमाराशियों का अभिनियोजन #	—	—	—	—	—	—
अग्रिम #	10.51	(335.99)			10.51	(335.99)
विनिधान #	206.22	(46.50)			206.22	(46.50)
निधि रहित प्रतिबद्धताएं	—	—	—	—	—	—
प्राप्त पट्टा किराया-खरीद व्यवस्थाएं $	—	—	—	—	—	—

Krishna Grameena Bank
Langpi Dehangi Rural Bank
Malwa Gramin Bank
Manjira Grameena Bank
Marwar Gramin Bank
Mizoram Rural Bank
Nagaland Rural Bank
Nagarjuna Grameena Bank
Palamau Kshetriya Gramin Bank
Parvatiya Gramin Bank
Pithoragarh Kshetriya Gramin Bank
Raigarh Kshetriya Gramin Bank
Samastipur Kshetriya Gramin Bank
Sangameshwara Grameena Bank
Santhal Parganas Gramin Bank
Shivpuri-Guna Kshetriya Grameena Bank
Sri Ganganagar Kshetriya Gramin Bank
Sri Saraswathi Grameena Bank
Sri Sathavahana Grameena Bank
Sri Visakha Grameena Bank
Srirama Grameena Bank
Surendranagar Bhavnagar Gramin Bank
Vidisha Bhopal Kshetriya Gramin Bank
SBI Home Finance Ltd.
The Clearing Corporation of India Ltd.
Nepal SBI Bank Ltd.
Bank of Bhutan
UTI Asset Management Company Pvt. Ltd.
Asset Reconstruction Company (India) Ltd.

d) Key Management Personnel of the Bank:
Shri A. K. Purwar, Chairman
Shri P. N. Venkatachalam, Managing Director
Shri A. K. Batra, Managing Director (upto 07.07.2003)
Shri C. Bhattacharya, Managing Director (w.e.f. 17.12.2003)

B. Out of above, the following are the Related Party Relationship in respect of which disclosures are required to be made in terms of AS-18:
Credit Information Bureau (India) Ltd.
GE Capital Business Process Management Services Private Limited
SBI Home Finance Ltd.
Nepal SBI Bank Ltd.
Bank of Bhutan
Asset Reconstruction Company (India) Ltd.
Shri A. K. Purwar, Chairman
Shri P. N. Venkatachalam, Managing Director
Shri A. K. Batra, Managing Director (upto 07.07.2003)
Shri C. Bhattacharya, Managing Director (w.e.f. 17.12-2003)

Other Related Parties are 'State-controlled Enterprises' and hence no disclosures are required as per paragraph 9 of AS 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of banker-customer relationship are not required to be disclosed in respect of Key Management Personnel and relatives of Key Management Personnel.

C. Transactions/Balances:

(Rs. in Crores)

Items/Related Party	Associates/ Joint Ventures		Key Management Personnel @	Relatives of key Management Personnel @	Total	
Borrowings #	—	(4.78)	—	—	—	(4.78)
Deposits #	145.72	(84.42)	—	—	145.72	(84.42)
Placement of deposits #	—	—	—	—		
Advances #	10.51	(335.99)			10.51	(335.99)
Investments #	206.22	(46.50)			206.22	(46.50)
Non-funded commitments #	—	—	—	—	—	—
Leasing/HP arrangements availed $	—	—	—	—	—	—

प्रदान की गई पट्टा/ किराया-खरीद व्यवस्थाएं $	—	—	—		—		—	—
अचल आस्तियों की खरीद $	—	—	—		—		—	—
अचल आस्तियों का विक्रय $	—	—	—		—		—	—
संदत्त ब्याज $	0.06	(2.17)	—		—		0.06	(2.17)
प्राप्त ब्याज $	2.57	(33.66)	—		—		2.57	(33.66)
सेवाएं प्रदान करना $	0.50	(0.65)	—		—		0.50	(0.65)
सेवाएं प्राप्त करना $	16.23	(3.13)	—		—		16.23	(3.13)
प्रबंधन संविदाएं $	—	(—)	0.12	(0.13)	—	(—)	0.12	(0.13)

(कोष्ठक में दिए गए आंकड़े 31 मार्च 2003 के हैं)

\# 31.3.2004 को शेष राशियाँ $ वर्ष 2003-04 का योग

@ ऐसे लेनदेन जो बैंकर-ग्राहक संबंध की प्रकृति के नहीं हैं.

एआरसीएल के लेनदेन के संबंध में टिप्पणी सं. 11 देखें.

कोष्ठकों में दर्शाए गए आंकड़े पिछले वर्ष के है.

उपर्युक्त प्रकटीकरण का प्रबंधन द्वारा आभिनिर्धारण किया गया है और लेखापरीक्षकों द्वारा इन्हें स्वीकार किया गया है.

14. दिनांक 1.4.2001 से पट्टे पर दी गई ऐसी आस्तियाँ जिन्हें लेखा मानक 19 के अनुसार लेखे में लिया गया हैं :

(रु. करोड़ में)

पट्टे में किए गए कुल सकल विनिधान		164.73 (164.73)
दिनांक 31.3.2004 को प्राप्य न्यूनतम पट्टा. भुगतानों का वर्तमान मूल्य		
• 1 वर्ष से कम	31.28 (26.33)	
• 1 से 5 वर्ष तक	44.72 (61.85)	
• 5 वर्ष और उससे अधिक	3.96 (8.50)	
योग		79.96 (96.68)
अर्जित न की गई वित्तीय आय का वर्तमान मूल्य		15.88 (21.89)

(कोष्ठकों में दिए गए आंकड़े 31 मार्च 2003 के हैं)

15. प्रति शेयर उपार्जन :

चालू वर्ष

मूल रु. 69.94 (निवल लाभ रु.3681,00,00,000/ईक्विटी-शेयरों की भारित औसत संख्या 52,62,98,878)

कम किए गए रु. 69.94 (कम करने योग्य संभाव्य ईक्विटी शेयर कोई नहीं हैं)

पिछला वर्ष

मूल रु. 59.00 (निवल लाभ रु.3105,00,00,000/ईक्विटी शेयरों की भारित औसत संख्या 52,62,98,878)

कम किए गए रु. 59.00 (कम करने योग्य संभाव्य ईक्विटी शेयर कोई नहीं हैं)

16. आस्थगित कर दायित्व (डीटीएल) / आस्थगित कर आस्तियाँ (डीटीए)

(क) वर्ष के दौरान, आस्थगित कर आस्ति के समायोजन के रूप में लाभ और हानि खाते में 276.28 करोड़ रु. (पिछले वर्ष 13.26 करोड़ रुपए) (निवल) नामे/जमा किए गए हैं.

(ख) डीटीएल और डीटीए के घटक : (रु. करोड़ में)

	31.3.2004 को	31.3.2003 को
डीटीएल		
वीआरएस व्यय	32.43	66.43
पट्टाकृत आस्तियों पर मूल्यह्रास	203.85	229.42
अचल आस्तियों पर मूल्यह्रास	20.90	10.99
योग	257.18	306.84
डीटीए		
अलाभकारी आस्तियों के लिए किया गया प्रावधान	358.75	257.63
वेतन-संशोधन के लिए प्रावधान	143.50	–
डीटीए*/डीटीएल** की निवल शेष राशि	245.07*	31.21**

17. संयुक्त रूप से नियंत्रित कंपनियों में विनिधान

संयुक्त रूप से नियंत्रित निम्नलिखित कंपनियों में दिनांक 31.3.2004 के विनिधान में रु. 260.26 करोड़ रुपए का बैंक का हिस्सा शामिल है,

(रु. करोड़ में)

क्रम सं.	कंपनी का नाम	राशि (रु.)	देश/निवास	धारिता का प्रतिशत
1	एसबीआइ कार्ड्स एंड पेमेंट सर्विसेज़ प्रा.लि.	60.00	भारत	60%
2	जीई कैपिटल बिजनेस प्रॉसेस मैनेजमेंट सर्विसेज़ प्रा. लि.	10.80	भारत	40%
3	एसबीआइ लाइफ इंश्योरेंस कंपनी लि.	129.50	भारत	74%
4	क्रेडिट इंफॉर्मेशन ब्यूरो (इंडिया) लि.	7.50	भारत	40%
5	कॉमर्शियल बैंक ऑफ इंडिया एलएलसी.	52.46	रूस	60%

लेखा मानक 27 की अपेक्षा के अनुसार, संयुक्त रूप से नियंत्रित कंपनियों में बैंक के हिस्से से संबंधित आस्तियों, देयताओं, आय और व्यय की कुल राशि निम्नानुसार प्रकट की गई है :

Leasing/HP arrangements provided $	—	—	—		—		—	
Purchase of fixed assets $	—	—	—		—		—	—
Sale of fixed assets $	—	—	—		—		—	—
Interest paid $	0.06	(2.17)	—		—		0.06	(2.17)
Interest received $	2.57	(33.66)	—		—		2.57	(33.66)
Rendering of services $	0.50	(0.65)	—		—		0.50	(0.65)
Receiving of services $	16.23	(3.13)	—		—		16.23	(3.13)
Management contracts $	—	(—)	0.12	(0.13)	—	(—)	0.12	(0.13)

Figures in brackets pertain to 31st March 2003)

\# Balance as at 31.03.2004 $ Total for the year 2003-2004

@ Transactions which are not in the nature of banker-customer relationship

In respect of transactions with ARCIL Refer Note No.11

Figures in brackets related to previous year.

The above disclosures are as identified by the management and relied upon by the Auditors.

14. Assets given on lease with effect from 1.4.2001 accounted for as per Accounting Standard 19:

(Rs. in Crores)

Total gross investment in the leases		164.73 (164.73)
Present value of minimum lease payments receivable as on 31.3.2004		
• Less than 1 year	31.28 (26.33)	
• 1 to 5 years	44.72 (61.85)	
• 5 years and above	3.96 (8.50)	
Total		79.96 (96.68)
Present value of unearned finance income		15.88 (21.89)

(Figures in brackets pertain to 31st March 2003)

15. Earnings Per Share:

Current Year

Basic Rs.69.94 (Net Profit Rs.3681,00,00,000/weighted average number of equity shares 52,62,98,878)

Diluted Rs.69.94 (There are no dilutive potential equity shares)

Previous Year

Basic Rs.59.00 (Net Profit Rs.3105,00,00,000/weighted average number of equity shares 52,62,98,878)

Diluted Rs.59.00 (There are no dilutive potential equity shares)

16. Deferred Tax Liabilities (DTL) / Deferred Tax Assets (DTA):

(a) During the year, Rs.276.28 Crores (Previous year Rs.13.26 Crores) (net) has been debited/credited to Profit and Loss Account by way of adjustment of deferred tax.

(b) Components of DTL and DTA: (Rs. in Crore)

	As on 31.3.2004	As on 31.03.2003
DTL		
VRS expenses	32.43	66.43
Depreciation on leased assets	203.85	229.42
Depreciation on Fixed Assets	20.90	10.99
Total	257.18	306.84
DTA		
Provision made against NPAs	358.75	275.63
Provision for wage revision	143.50	–
Net balance of DTA*/DTL**	245.07*	31.21**

17. Investments in jointly controlled entities:

Investment includes Rs.260.26 Crores representing the Bank's interest in the following jointly controlled entities as at 31-03-2004:

(Rs. in Crores)

Sr. No.	Name of the Company	Amount (Rs.)	Country/ Residence	Percentage Holding
1	SBI Cards & Payments Services Pvt. Ltd.	60.00	India	60%
2	GE Capital Business Process Management Services Pvt. Ltd.	10.80	India	40%
3	SBI Life Insurance Co. Ltd.	129.50	India	74%
4	Credit Information Bureau (India) Ltd.	7.50	India	40%
5	Commercial Bank of India LLC.	52.46	Russia	60%

As required by AS27 the aggregate amount of the assets, liabilities, income and expenses related to the Bank's interests in jointly controlled entities are disclosed as under:

क : आस्तियां और दायित्व

A: Assets & Liabilities

(रु. करोड़ में / Rs. in Crores)

पूंजी और दायित्व Capital & Liabilities	वित्तीय वर्ष 2004 FY 2004	वित्तीय वर्ष 2003 FY 2003	आस्तियां Assets	वित्तीय वर्ष 2004 FY 2004	वित्तीय वर्ष 2003 FY 2003
पूंजी और आरक्षितियाँ Capital & Reserves	283.03	151.05	भारतीय रिज़र्व बैंक में नकद और जमाराशियाँ Cash and balances with Reserve Bank of India	11.00	4.02
जमाराशियाँ Deposits		—	बैंकों में जमाराशियाँ और माँग तथा अल्प सूचना पर प्राप्य धन Balances with banks and money at call and short notice	103.66	27.18
उधार-राशियाँ Borrowings	397.03	326.63	विनिधान Investments	285.27	141.27
अन्य दायित्व एवं प्रावधान Other Liabilities & Provisions	265.41	103.69	अग्रिम Advances	491.11	368.78
			अचल आस्तियां Fixed Assets	15.21	11.23
			अन्य आस्तियां Other Assets	39.22	28.89
योग **Total**	945.47	581.37	योग **Total**	945.47	581.37

पूंजी प्रतिबद्धताएं Capital Commitments	1.26	(2.27)
अन्य आकस्मिक दायित्व Other Contingent Liabilities	1.34	(4.33)

(रु. करोड़ में)

ख. आय एवं व्यय	वित्तीय वर्ष 2004	वित्तीय वर्ष 2003
I. आय		
अर्जित ब्याज	134.55	105.34
अन्य आय	133.76	80.53
कुल आय	268.31	185.87
II. व्यय		
व्यय किया गया ब्याज	17.25	19.70
परिचालन व्यय	190.91	132.97
प्रावधान एवं आकस्मिकताएं	38.69	27.69
कुल व्यय	246.85	180.36
III. लाभ	21.46	5.51

(Rs. in Crores)

B. Income and Expenditure	FY 2004	FY 2003
I. Income		
Interest earned	134.55	105.34
Other income	133.76	80.53
Total Income	268.31	185.87
II. Expenditure		
Interest expended	17.25	19.70
Operating expenses	190.91	132.97
Provisions & contingencies	38.69	27.69
Total Expenditure	246.85	180.36
III. Profit	21.46	5.51

18. पिछले वर्ष के आंकड़ों का चालू वर्ष के आकड़ों से मिलान करने की दृष्टि से उन्हें यथावश्यक और यथानिर्धारणवश, पुनर्समूहित एवं पुनर्वर्गीकृत कर दिया गया है. जिन मामलों में भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार पहली बार प्रकटीकरण किए गए हैं, उनमें पिछले वर्ष के आंकड़े नहीं दिए गए हैं.

18. Previous year's figures have been regrouped and reclassified, wherever necessary and determinable, to make them comparable with current year's figures. In cases where disclosures have been made for the first time in terms of RBI guidelines, previous year figures have not been mentioned.

भारतीय स्टेट बैंक STATE BANK OF INDIA

31 मार्च 2004 को समाप्त वर्ष के लिए नकदी प्रवाह विवरण

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2004

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2004 को समाप्त वर्ष Year ended 31.3.2004 (चालू वर्ष current year)		31.3.2003 को समाप्त वर्ष Year ended 31.3.2003 (पिछला वर्ष previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
क. परिचालन कार्यकलापों से नकदी प्रवाह A. CASH FLOW FROM OPERATING ACTIVITIES		254,83,58		(18572,10,53)
ख. निवेश कार्यकलापों से नकदी प्रवाह B. CASH FLOW FROM INVESTING ACTIVITIES		(1050,30,84)		(331,67,79)
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह C. CASH FLOW FROM FINANCING ACTIVITIES		(842,17,65)		(706,65,56)
नकदी एवं नकदी समतुल्यों में निवल परिवर्तन NET CHANGE IN CASH AND CASH EQUIVALENTS		(1637,64,91)		(19610,43,88)
घ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		45181,02,45		64930,16,63
ङ. विदेशी विनिमय दर परिवर्तनों का प्रभाव E. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		23,24,14		(138,70,30)
च. वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य F. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		43566,61,68		45181,02,45
क. परिचालन कार्यकलापों से नकदी प्रवाह **A. CASH FLOW FROM OPERATING ACTIVITIES**				
कर पूर्व निवल लाभ Net Profit before taxes	4971,27,73		5267,50,75	
समायोजन Adjustment for:				
मूल्यह्रास शुल्क Depreciation charges	698,34,50		493,68,91	
अचल आस्तियों के विक्रय पर हानि/(लाभ) Loss/(Profit) on sale of fixed assets	62,67		27,13	
अलाभकारी आस्तियों के लिए प्रावधान Provision for NPAs	3702,75,09		2592,42,43	
मानक आस्तियों के लिए प्रावधान Provision on standard assets	49,11,65		204,67,60	
अवकाश नकदीकरण के लिए प्रावधान Provision for leave encashment	111,22,00		38,20,00	
निवेशों पर मूल्यह्रास Depreciation on Investments	487,49,54		419,55,73	
अन्य आस्तियों के लिए प्रावधान Provision on Other Assets	17,13,10		(786,83,42)	
क्षेत्रीय ग्रामीण बैंकों के लिए प्रावधान Provision on RRBs.	(2,01,87)		(3,42,00)	
अन्य प्रावधान Other provisions	327,70,68		81,48,66	
वर्ष के दौरान अपलिखित आस्थगित राजस्व खर्च Deferred Revenue Expenditure written off during the year	354,51,37		354,51,26	
अनुषंगियों (निवेश कार्यकलाप) से प्राप्त लाभांश Dividend from Subsidiaries (investing activity)	(161,31,17)		(137,22,06)	
एसबीआई बांडों (वित्तपोषण कार्यकलाप) पर संदत्त ब्याज Interest paid on SBI Bonds (financing activity)	395,68,72		395,68,72	
	10952,54,01		8920,53,71	
प्रत्यक्ष करों को घटाकर Less direct taxes	(2589,93,69)		(1834,51,85)	
परिचालन आस्तियों में परिवर्तन से पूर्व परिचालन लाभ Operating profit before change in operating assets		8362,60,32		7086,01,86
समायोजन Adjustment for:				
जमाराशियों में वृद्धि/(कमी) Increase/(Decrease) in Deposits		22495,38,91		25563,13,87
उधारराशियों में वृद्धि/(कमी) Increase/(Decrease) in Borrowings		4127,71,41		(20,32,52)
निवेशों में (वृद्धि)/कमी (Increase)/Decrease in Investments		(13509,11,92)		(27564,44,81)
अग्रिमों में (वृद्धि)/कमी (Increase)/Decrease in Advances		(23876,95,70)		(19539,75,30)
अन्य देयताओं और प्रावधानों में वृद्धि/(कमी) Increase/(Decrease) in Other Liabilities & Provisions		1624,79,18		(1026,16,38)
अन्य आस्तियों में (वृद्धि)/कमी (Increase)/Decrease in Other Assets		1030,41,38		(3070,57,25)
परिचालन कार्यकलापों में प्रयुक्त द्वारा/प्रदत्त निवल नकदी NET CASH USED IN/PROVIDED BY OPERATING ACTIVITIES		254,83,58		(18572,10,53)

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2004 को समाप्त वर्ष Year ended 31.3.2004 (चालू वर्ष current year)		31.3.2003 को समाप्त वर्ष Year ended 31.3.2003 (पिछला वर्ष previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
ख. निवेश कार्यकलापों से नकदी प्रवाह				
B. CASH FLOW FROM INVESTING ACTIVITIES				
अनुषंगियों तथा/अथवा संयुक्त उद्यमों में निवेश Investments in Subsidiaries and/or Joint Ventures	(256,08,17)		(1,61,71)	
ऐसे निवेशों पर अर्जित आय Income earned on such Investments	161,31,17		137,22,06	
अचल आस्तियां Fixed Assets	(955,53,84)		(467,28,14)	
निवेश कार्यकलापों में प्रयुक्त निवल नकदी NET CASH USED IN INVESTING ACTIVITIES		(1050,30,84)		(331,67,79)
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह				
C. CASH FLOW FROM FINANCING ACTIVITIES				
शेयर पूंजी Share Capital	–			
शेयर प्रीमियम Share Premium	–			
गौण बांड Subordinated Bonds	–			
गौण बांडों का निर्गम/(मोचन) Issue/(Redemption) of Subordinated Bonds	87,31		4,66,42	
बांडों पर संदत्त ब्याज Interest Paid on Bonds	(395,68,72)		(395,68,72)	
संदत्त लाभांश Dividends Paid	(447,36,24)		(315,63,26)	
वित्तपोषण कार्यकलापों में प्रयुक्त निवल नकदी NET CASH USED IN FINANCING ACTIVITIES		(842,17,65)		(706,65,56)
घ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य				
D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR				
(i) हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	1136,20,43		1052,58,33	
(ii) भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	11602,26,41		20819,95,14	
(iii) बैंकों में जमाराशियाँ तथा मांग एवं अल्प सूचना पर प्राप्य धनराशि Balances with Banks and Money at Call and Short Notice	32442,55,61		43057,63,16	
		45181,02,45		64930,16,63

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2004 को समाप्त वर्ष Year ended 31.3.2004 (चालू वर्ष current year)		31.3.2003 को समाप्त वर्ष Year ended 31.3.2003 (पिछला वर्ष previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
च. वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य F. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR				
(i) हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) *Cash in hand* (including foreign currency notes and gold)	1284,98,05		1136,20,43	
(ii) भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	17756,30,36		11602,26,41	
(iii) बैंकों में जमाराशियाँ तथा मांग एवं अल्प सूचना पर प्राप्य धन Balances with Banks and Money at Call and Short Notice	24525,33,27		32442,55,61	
		43566,61,68		45181,02,45

हस्ताक्षरकर्ताः

पी. आर. खन्ना	पीयूष गोयल	निदेशक	के. अशोक किणी प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग)
के. पी. झुनझुनवाला	राजीव पांडे		सी. भट्टाचार्य प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग)
सुमन कुमार बेरी	अरुण सिंह		ए. के. पुरवार अध्यक्ष
ए. वी. सरदेसाई	शांता राजु		
अनंत सी. कलिता	आइ. जी. पटेल		

कोलकाता
28 मई, 2004

SIGNED BY:

P. R. Khanna	Piyush Goyal	Directors	K. Ashok Kini Managing Director and Group Executive (National Banking)
K. P. Jhunjhunwala	Rajiv Pandey		C. Bhattacharya Managing Director and Group Executive (Corporate Banking)
Suman Kumar Bery	Arun Singh		A. K. Purwar Chairman
A. V. Sardesai	Shantha Raju		
Ananta C. Kalita	I. G. Patel		

Kolkata
28th May, 2004

लेखापरीक्षकों की रिपोर्ट

प्रति, भारत के राष्ट्रपति,

1. भारतीय स्टेट बैंक अधिनियम, 1955 की धारा 41 (1) के अंतर्गत नियुक्त हम, भारतीय स्टेट बैंक के अधोहस्ताक्षरी लेखापरीक्षक बैंक के तुलनपत्र, लाभ और हानि खाते तथा नकदी प्रवाह विवरण के बारे में केंद्र सरकार को एतद्द्वारा अपनी रिपोर्ट प्रस्तुत करते हैं.

2. हमने भारतीय स्टेट बैंक के 31 मार्च 2004 के संलग्न तुलनपत्र और उसी तारीख को समाप्त वर्ष के लाभ और हानि खाते तथा नकदी प्रवाह विवरण की लेखा-परीक्षा की है. उक्त वित्तीय विवरणों में निम्नलिखित के लेखे शामिल हैं:

   (i) केन्द्रीय कार्यालय, चौदह स्थानीय प्रधान कार्यालय, कारपोरेट लेखा समूह (केन्द्रीय), पट्टा कार्यनीतिक व्यवसाय इकाई (एसबीयू) और बयालीस शाखाओं के, जिनकी लेखा-परीक्षा हमने की है;

   (ii) आठ हज़ार एक सौ सतहत्तर भारतीय शाखाओं के, जिनकी लेखा-परीक्षा अन्य लेखापरीक्षकों ने की;

   (iii) विदेश स्थित बीस शाखाओं के, जिनकी लेखा-परीक्षा स्थानीय लेखापरीक्षकों ने की; तथा

   (iv) आठ सौ अठराह अन्य भारतीय शाखाओं के, जिनकी अलेखापरीक्षित विवरणियां शाखा प्रबंधकों द्वारा प्रमाणित की गई हैं. इन अलेखापरीक्षित शाखाओं का हिस्सा अग्रिमों में 0.44%, जमाराशियों में 1.59%, ब्याज आय में 0.16% तथा ब्याज व्यय में 1.10% है.

   ये वित्तीय विवरण बैंक-प्रबंधन की जिम्मेदारी हैं. हमारी जिम्मेदारी अपने लेखापरीक्षा-कार्य के आधार पर इन वित्तीय विवरणों पर अभिमत प्रस्तुत करना है.

3. हमने अपना लेखापरीक्षा-कार्य भारत में सामान्यतः स्वीकृत लेखापरीक्षा मानकों के अनुसार किया है. इन मानकों के अंतर्गत यह अपेक्षा की जाती है कि हम अपनी लेखापरीक्षा की योजना इस प्रकार बनाएँ और निष्पादित करें, ताकि हम समुचित रूप से इस बारे में आश्वस्त हो जाएं कि वित्तीय विवरणों में विषयवस्तु संबंधी कोई गलत विवरण नहीं दिए गए हैं. लेखापरीक्षा के अंतर्गत वित्तीय विवरणों में प्रस्तुत राशियों और प्रकटीकरणों के समर्थन में दिए गए साक्ष्य की परीक्षण आधार पर जांच की जाती है. लेखापरीक्षा के अंतर्गत प्रबंधन द्वारा प्रयुक्त लेखा-सिद्धांतों तथा प्रमुख आकलनों का निर्धारण तथा समग्र वित्तीय विवरण की प्रस्तुति का मूल्यांकन भी किया जाता है. हमें विश्वास है कि हमारा लेखापरीक्षा कार्य हमारे अभिमत के लिए एक समुचित आधार प्रदान करता है.

4. तुलनपत्र और लाभ एवं हानि खाता बैंककारी विनियमन अधिनियम, 1949 की तृतीय अनुसूची के क्रमशः 'क' और 'ख' फार्मों में तैयार किए गए हैं और ये भारतीय स्टेट बैंक अधिनियम, 1955 तथा उसके अंतर्गत बने विनियमों के उपबंधों के अनुसार अपेक्षित जानकारी देते हैं.

REPORT OF THE AUDITORS

To
The President of India,

1. We, the undersigned Auditors of the State Bank of India, appointed under Section 41 (1) of the State Bank of India Act, 1955, do hereby report to the Central Government upon the Balance Sheet, Profit & Loss Account and the Cash Flow Statement of the Bank.

2. We have audited the attached Balance Sheet of the State Bank of India as at 31st March, 2004, the Profit and Loss Account and the Cash Flow Statement of the Bank for the year ended on that date annexed thereto. Incorporated in the said financial statements are the accounts of:

   (i) The Central Office, fourteen Local Head Offices, Corporate Accounts Group (Central), Leasing Strategic Business Unit (SBU) and forty two Branches audited by us;

   (ii) Eight thousand one hundred seventy seven Indian Branches audited by other auditors;

   (iii) Twenty Foreign Branches audited by the local auditors; and

   (iv) Eight hundred eighteen other Indian Branches, the unaudited returns of which are certified by the Branch Managers. These unaudited branches account for 0.44% of advances, 1.59% of deposits, 0.16% of interest income and 1.10% of interest expenses.

   These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

3. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

4. The Balance Sheet and the Profit and Loss Account have been drawn up in Forms 'A' and 'B' respectively of the Third Schedule to the Banking Regulation Act, 1949 and these give information as required to be given by virtue of the provisions of the State Bank of India Act, 1955 and Regulations thereunder.

5. हम निम्नलिखित की ओर ध्यान आकर्षित करते हैं:

विदेशी मुद्रा शेष-राशियों के रूपांतरण / संपरिवर्तन से संबंधित लेखा टिप्पणियों की मद सं. 1, जिसमें भारतीय रिज़र्व बैंक/ भारतीय विदेशी मुद्रा व्यापारी संघ के अनुदेशों/दिशानिर्देशों के पालन को, भारतीय सनदी लेखाकार संस्थान द्वारा जारी "विदेशी विनिमय दरों में होने वाले परिवर्तनों के प्रभावों के लेखे" से संबंधित लेखा मानक 11 की तुलना में वरीयता दी गई है.

6. हमारी राय में और जहाँ तक हमें जानकारी है तथा हमें दिए गए स्पष्टीकरणों के आधार पर और जैसा कि उपर्युक्त अनुच्छेद 2 और 5 के साथ पठित बैंक की बहियों में दिखाया गया है, हम रिपोर्ट करते है कि:

(क) (i) प्रमुख लेखा नीतियों के विवरण एवं लेखों पर दी गई टिप्पणियों के साथ पढ़े जाने पर तुलनपत्र पूर्ण एवं सही है, जिसमें समस्त आवश्यक जानकारी शामिल है तथा उसे इस प्रकार तैयार किया गया है कि वह 31 मार्च 2004 को बैंक के कामकाज का वास्तविक और सही चित्र दर्शाता है;

(ii) प्रमुख लेखा नीतियों के विवरण एवं लेखों पर दी गई टिप्पणियों के साथ पढ़े जाने पर लाभ एवं हानि खाता इसी दिनांक को समाप्त वर्ष के लाभ का सही शेष दर्शाता है; और

(iii) तुलनपत्र के साथ संलग्न 31 मार्च 2004 का नकदी प्रवाह विवरण वर्ष के नकदी प्रवाहों का सही एवं वास्तविक चित्र प्रस्तुत करता है तथा भारत में सामान्यतः स्वीकृत लेखा सिद्धांतों के अनुरूप है.

(ख) हमने जहाँ भी कोई जानकारी और स्पष्टीकरण मांगा है, हमें वह जानकारी और स्पष्टीकरण दिया गया है और हमने उसे संतोषजनक पाया है;

(ग) हमारी जानकारी में आए बैंक के लेन-देन बैंक के अधिकार-क्षेत्र में ही हैं; तथा

(घ) बैंक के कार्यालयों और शाखाओं से प्राप्त विवरणियाँ हमारी लेखा-परीक्षा के उद्देश्य से उचित पाई गई हैं.

5. We invite attention to:

Item No.1 of the Notes to Accounts regarding translation/conversion of foreign exchange balances wherein RBI/FEDAI instructions/guidelines have been followed in preference to the Accounting Standard 11 on "Accounting for the Effects of Changes in Foreign Exchange Rates" issued by the Institute of Chartered Accountants of India.

6. In our opinion and to the best of our information and according to the explanations given to us and as shown by the books of the Bank, read with paragraph 2 and 5 above, we report that:

(a) (i) the Balance Sheet, read with the Principal Accounting Policies and the Notes to Accounts, is a full and fair Balance Sheet containing all the necessary particulars and is properly drawn up so as to exhibit a true and fair view of the affairs of the Bank as at 31st March 2004;

(ii) the Profit and Loss Account, read with the Principal Accounting Policies and the Notes to Accounts, shows a true balance of Profit for the year ended on that date; and

(iii) the Cash Flow Statement annexed to the Balance Sheet as at 31st March 2004 gives a true and fair view of the cash flows for the year, and are in conformity with the Accounting Principles generally accepted in India.

(b) where we have called for any information and explanations, such information and explanations have been given to us and we have found them to be satisfactory;

(c) the transactions of the Bank which have come to our notice have been within the powers of the Bank; and

(d) the returns received from the offices and branches of the Bank have been found adequate for the purpose of our audit.

लेखा-परीक्षक AUDITORS

बी.एम. चतरथ एंड कं.
B.M. Chatrath & Co.
सनदी लेखाकार Chartered Accountants

(सच्चिदानंद कृष्णन Sachidananda Krishnan)
भागीदार Partner, स.सं. M. No. 51626

आर. देवेन्द्र कुमार एंड एसोसिएट्स
R.Devendra Kumar & Associates
सनदी लेखाकार Chartered Accountants

(देवेंद्र कुमार गुप्ता Devendra Kumar Gupta)
भागीदार Partner, स.सं. M. No. 9032

व्यास एंड व्यास
Vyas & Vyas
सनदी लेखाकार Chartered Accountants

(ओ. पी. व्यास O. P. Vyas)
भागीदार Partner, स.सं. M. No. 14081

वेणुगोपाल एंड चिनॉय
Venugopal & Chenoy
सनदी लेखाकार Chartered Accountants

(डी. वी. जानकीनाथ D. V. Jankinath)
भागीदार Partner, स.सं. M. No. 29505

एस. विश्वनाथन
S Viswanathan
सनदी लेखाकार Chartered Accountants

(आर. एम. नारायणन R. M. Narayanan)
भागीदार Partner, स.सं. M. No. 25650

चतुर्वेदी एंड कं.
Chaturvedi & Co.
सनदी लेखाकार Chartered Accountants

(एस. सी. चतुर्वेदी S. C. Chaturvedi)
भागीदार Partner, स.सं. M. No. 12705

एस.पी. चोपड़ा एंड कं.
S.P. Chopra & Co.
सनदी लेखाकार Chartered Accountants

(संजीव गुप्ता Sanjiv Gupta)
भागीदार Partner, स.सं. M. No. 83364

ओ.पी. तोतला एंड कं.
O.P. Totla & Co.
सनदी लेखाकार Chartered Accountants

(एस. आर. तोतला S. R. Totla)
भागीदार Partner, स.सं. M. No. 71774

जी.एस. माथुर एंड कं.
G.S. Mathur & Co.
सनदी लेखाकार Chartered Accountants

(अजय माथुर Ajay Mathur)
भागीदार Partner, स.सं. M. No. 82223

के.एस. अय्यर एंड कं.
K.S. Aiyar & Co.
सनदी लेखाकार Chartered Accountants

(शांतनु घोष Santanu Ghosh)
भागीदार Partner, स.सं. M. No. 50927

बी.डी. बंसल एंड कं.
B.D. Bansal & Co.
सनदी लेखाकार Chartered Accountants

(सुमित कुमार बंसल Sumit Kumar Bansal)
भागीदार Partner, स.सं. M. No. 99496

के.पी. राव एंड कं.
K.P. Rao & Co.
सनदी लेखाकार Chartered Accountants

(के. विश्वनाथ K. Viswanath)
भागीदार Partner, स.सं. M. No. 22812

शर्मा एंड कं.
Sarma & Co.
सनदी लेखाकार Chartered Accountants

(आर. एल. दास शर्मा R. L. Das Sarma)
भागीदार Partner, स.सं. M. No. 2464

फिलिपस एंड कं.
Phillipos & Co.
सनदी लेखाकार Chartered Accountants

(सी. एच. श्रीधरन C. H. Sreedharan)
भागीदार Partner, स.सं. M. No. 6281

कोलकाता
28 मई, 2004

Kolkata
28th May, 2004

2.3.1 अनुषंगी में निवेश करने के दिनांक को आधे से कम हित में ईक्विटी की राशि, और

2.3.2 मूल संस्था और अनुषंगी के बीच संबंध बनने के दिनांक से राजस्व आरक्षितियाँ/हानि (ईक्विटी) में परिवर्तन का आधे से कम हिस्सा.

3. विदेशी मुद्रा लेनदेन

3.1 विदेशी कार्यालयों, विदेशी अनुषंगियों और विदेशी संयुक्त उद्यमों से संबंधित विदेशी मुद्रा में आय और व्यय और आस्तियों एवं देयताओं तथा देशीय कार्यालयों की पुस्तकों में विदेशी मुद्रा में धारित आस्तियों एवं देयताओं को भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार वर्ष के अंत में प्रचलित विनिमय दर पर परिवर्तित किया जाता है. देशीय कार्यालयों की विदेशी मुद्रा में होने वाली आय और व्यय की मदों को लेनदेन की तिथि को प्रचलित विनिमय दरों में परिवर्तित किया जाता है.

3.2 समूह की बैंकिंग इकाइयाँ लंबित वायदा संविदाओं पर होने वाले लाभ अथवा हानि को भारतीय विदेशी मुद्रा व्यापारी संघ (फेडई) के दिशा-निर्देशों के अनुसार मान्यता देती हैं.

3.3 ब्याज -दर विनिमय तथा वायदा-दर-समझौतों पर ब्याज-आय और व्यय उपचित आधार पर गिने जाते हैं.

3.4 व्यापार हेतु किए गए तथा तुलनपत्र की तिथि को बकाया ब्याज-दर अदला-बदली, विकल्प तथा मुद्रा अदला-बदली जैसे व्युत्पन्न लेनदेन बाज़ार चिह्नित होते हैं और निवल वृद्धि/ ह्रास को आय खाते में गिना जाता है.

4. विनिधान

4.1 वर्गीकरण :

विनिधानों का वर्गीकरण निम्नानुसार 'व्यवसाय के लिए रखे गए', 'विक्रय के लिए उपलब्ध' और 'परिपक्वता के लिए रखे गए' श्रेणियों के अंतर्गत किया गया है:

(क) उन विनिधानों को 'व्यवसाय के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत किया गया है, जो बैंक द्वारा अल्पावधि मूल्य/ ब्याज-दर घट-बढ़ का फायदा उठाकर व्यवसाय करने के अभिप्राय से अभिगृहीत किए गए हैं. ऐसे विनिधानों को अभिग्रहण की तिथि से 90 दिन तक इस श्रेणी के अंतर्गत रखा जाता है.

2.3.2 The minority shares of movements in revenue reserves / loss (equity) since the date the parent-subsidiary relationship came into existence.

3 Transactions involving foreign exchange

3.1 Items of income and expenditure as well as assets and liabilities in foreign currencies in respect of foreign offices, foreign *subsidiaries and foreign joint ventures*, and assets and liabilities in foreign currencies held in the books of domestic offices are converted at the rate of exchange prevailing at the close of the year as per Reserve Bank of India (RBI) guidelines. Items of income and expenditure in foreign currencies at domestic offices are converted at the exchange rate prevailing on the date of transactions.

3.2 The banking entities of the Group recognize profit or loss on pending forward contracts as per Foreign Exchange Dealers Association of India (FEDAI) guidelines.

3.3 *Interest income and expense on* Interest Rate Swaps (IRSs) and Forward Rate Agreements (FRAs) are accounted for on accrual basis.

3.4 Derivative transaction such as IRSs, Options and Currency Swaps undertaken for trading and outstanding as on balance sheet date are marked to market and net appreciation/ depreciation is recognised in the income account.

4 Investments

4.1. Classification:

Investments are classified into "Held for Trading", "Available for Sale" and "Held to Maturity" categories as below:

a) The investments that are acquired with the intention to trade by taking advantage of the short term price/ interest rate movement are classified under "Held for Trading." These investments are held under this category upto 90 days from the date of acquisition.

(ख) उन विनिधानों को 'परिपक्वता के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत किया गया है, जिन्हें परिपक्वता तक रखा जाना था.

(ग) जिन विनिधानों को उपर्युक्त में से किसी एक श्रेणी के अंतर्गत वर्गीकृत नहीं किया गया है, उन्हें 'विक्रय के लिए उपलब्ध' की श्रेणी के रूप में वर्गीकृत किया गया है.

4.2 मूल्यन:

4.2.1 किसी विनिधान की अभिग्रहण-लागत का निर्धारण करने में:

(क) अभिदानों पर प्राप्त दलाली/कमीशन को प्रतिभूतियों की लागत में से घटा दिया गया है.

(ख) प्रतिभूतियों के अभिग्रहण के संबंध में संदत्त दलाली, कमीशन और स्टाम्प-शुल्क को राजस्व व्यय माना गया है.

(ग) प्रतिभूतियों के अभिग्रहण की तिथि तक प्रोद्भूत ब्याज (अर्थात् खंडित अवधि ब्याज) को अभिग्रहण-लागत में शामिल न करके ब्याज-व्यय के रूप में शामिल किया गया है.

4.2.2 'व्यवसाय के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत प्रत्येक स्क्रिप, जहाँ बाजार भाव उपलब्ध है, का मूल्यन बही-मूल्य अथवा बाजार-मूल्य में से जो भी कम था, पर किया गया है तथा यदि कोई मूल्यह्रास था तो उसे लाभ एवं हानि खाते में शामिल किया गया है, जबकि मूल्यवृद्धि को शामिल नहीं किया गया है. प्रत्येक स्क्रिप के बही-मूल्य में अलग-अलग परिवर्तन नहीं किया गया है.

4.2.3 'परिपक्वता के लिए रखे गए' श्रेणी के अंतर्गत आनेवाले विनिधानों को अभिग्रहण-लागत पर लेखे में लिया गया है. जहाँ कहीं बही मूल्य अंकित मूल्य/प्रतिदेय मूल्य से अधिक था, वहाँ आधिक्य राशि को प्रतिभूति की शेष परिपक्वता अवधि में समान रूप से परिशोधित किया गया है.

4.2.4 'विक्रय के लिए उपलब्ध' श्रेणी के अंतर्गत आनेवाले विनिधानों का मूल्यन लागत या बाज़ार मूल्य में, जो भी कम था, पर किया गया है. जहाँ बाजार-भाव उपलब्ध नहीं था, वहाँ इस प्रयोजन हेतु बाजार-मूल्य की गणना वसूलीयोग्य मूल्य के आधार पर की गई है और यह वसूलीयोग्य मूल्य की गणना फिक्स्ड इनकम मनी मार्केट एण्ड डेरीवेटिव्ज एसोसिएशन/प्राइमरी डीलर्स एसोसिएशन ऑफ इंडिया/भारतीय रिज़र्व बैंक के दिशा-निर्देशों के आधार पर की गई है. मूल्यह्रास स्क्रिपवार शामिल किया गया है, जबकि मूल्यवृद्धि को छोड़ दिया गया है. प्रत्येक स्क्रिप के बही-मूल्य में अलग-अलग परिवर्तन नहीं किया गया है.

b) Investments which are intended to be held up to maturity are classified as "Held to Maturity."

c) Investments which are not classified in either of the above categories are classified as "Available for Sale."

4.2 Valuation:

4.2.1 In determining acquisition cost of investment:

(a) Brokerage/commission received on subscriptions is deducted from the cost of securities.

(b) Brokerage, commission and stamp duty paid in connection with acquisition of securities are treated as revenue expenses.

(c) Interest accrued up to the date of acquisition of securities (i.e. broken period interest) is excluded from the acquisition cost and recognized as interest expenses.

4.2.2 Individual scrips classified under "Held for Trading" category, where market quotations are available, are valued at lower of book value or market value. Depreciation, if any, is recognized in the profit and loss account, while appreciation is ignored. The book value of the individual scrip is not changed.

4.2.3 Investments under "Held to Maturity" category are carried at acquisition cost. Wherever the book value is higher than the face value / redemption value, the excess amount is amortized equally over the remaining period of maturity.

4.2.4 Investments under "Available for Sale" category are valued at cost or market price whichever is lower. Where market quotations are not available, market value for this purpose is arrived at on the basis of realizable price computed as per Fixed Income Money Market and Derivatives Association of India/Primary Dealers Association of India/RBI guidelines. Depreciation is recognized scrip-wise while appreciation is ignored. The book value of the individual scrip is not changed.

स्टेट बैंक समूह का तुलन-पत्र, लाभ एवं हानि खाता तथा नकदी प्रवाह विवरण

Balance Sheet, Profit & Loss Account and Cash Flow Statement of State Bank Group

भारतीय स्टेट बैंक (समेकित)

प्रमुख लेखा नीतियाँ

1. लेखे तैयार करने का आधार

संलग्न वित्तीय विवरण इस प्रकार तैयार किए गए हैं कि उनमें सभी प्रमुख क्षेत्रों में प्रयोज्य भारत में प्रचलित सांविधिक/विनियमन प्रावधानों, लेखा मानकों और सामान्यतया स्वीकृत लेखा परीक्षा सिद्धांतों एवं व्यवहारों का अनुपालन हो जाए, सिवाय उन क्षेत्रों के जिनके बारे में अलग से कोई प्रावधान हैं.

2. समेकन की कार्यविधि

2.1 समूह **(जिसमें 16 अनुषंगियाँ, 5 संयुक्त उद्यम और 50 सहयोगी शामिल हैं)** के समेकित वित्तीय विवरण निम्नलिखित के आधार पर तैयार किए गए हैं

(क) भारतीय स्टेट बैंक (मूल संस्था) के लेखापरीक्षित लेखे

(ख) मूल संस्था की संबंधित मद के साथ 16 अनुषंगियों की आस्ति/देयता/आय/व्यय की प्रत्येक मद का पंक्तिवार समूहन और सभी महत्वपूर्ण अंतर्समूह अतिशेषों, लेनदेनों, अवसूल लाभ/हानि के निरसन तथा भारतीय सनदी लेखाकार संस्थान (आइसीएआइ) के लेखा मानक 21 के अनुसार असमान लेखा नीतियों के साथ मिलान के लिए जहाँ कहीं अपेक्षित था, आवश्यक समायोजन करने के पश्चात्

(ग) 5 संयुक्त उद्यमों का समेकन भारतीय सनदी लेखाकार संस्थान के लेखा मानक 27 के अनुसार 'समानुपातिक समेकन' पद्धति से किया गया है

(घ) भारतीय सनदी लेखाकार संस्थान के लेखा मानक 23 के अनुसार सहयोगियों में किए गए निवेश का 'ईक्विटी पद्धति' के अधीन लेखांकन

(ङ) अनुषंगियों/संयुक्त उद्यमों के वित्तीय विवरण मूल संस्था के रिपोर्ट करने के दिनांक की भांति, अर्थात् 31 मार्च 2004 तक की स्थिति के अनुसार तैयार किए गए हैं.

2.2 समूह की अनुषंगी इकाइयों में इसके निवेशों की लागत और समूह की अनुषंगियों की ईक्विटी के हिस्से के बीच के अंतर को वित्तीय विवरणों में साख/पूँजीगत आरक्षिती के रूप में मान्यता दी गई है.

2.3 समेकित अनुषंगियों की निवल आस्तियों में आधे से कम हित में निम्नलिखित घटक शामिल हैं :

STATE BANK OF INDIA (CONSOLIDATED)

PRINCIPAL ACCOUNTING POLICIES

1 Basis of preparation of accounts

The accompanying financial statements have been prepared to comply, in all material aspects, with applicable statutory/ regulatory provisions, Accounting Standards and generally accepted accounting principles and practices prevailing in India, except otherwise stated.

2. Consolidation Procedure

2.1 Consolidated financial statements of the Group ***(comprising 16 subsidiaries, 5 Joint Ventures and 50 Associates)*** have been prepared on the basis of

(a) Audited accounts of State Bank of India (Parent)

(b) Line by line aggregation of each item of asset/liability/income/expenses of the 16 subsidiaries with the respective item of the Parent, and after eliminating all material intra-group balances / transactions, unrealized profit/loss, and making necessary adjustments wherever required for non-uniform accounting policies as per Accounting Standard (AS 21) of The Institute of Chartered Accountants of India (ICAI)

(c) Consolidation of 5 Joint Ventures under 'Proportionate Consolidation' method as per AS 27 of ICAI

(d) Accounting for investment in 'Associates' under the 'Equity Method' as per the AS 23 of the ICAI

(e) Financial Statements of the Subsidiaries/Joint Ventures drawn up to the same reporting date as that of the Parent i.e. 31st March 2004.

2.2 The difference between cost to the group of its investment in the subsidiary entities and the group's portion of the equity of the subsidiaries is recognized in the financial statements as goodwill/capital reserve.

2.3 Minority interest in the net assets of the consolidated subsidiaries consists of:

2.3.1 The amount of equity attributable to the minority at the date on which investment in a subsidiary is made, and

4.2.5 राजस्व बिलों और वाणिज्यिक पत्रों का मूल्यन लागत पर किया गया है.

4.2.6 गैर-एसएलआर गैर-अनर्जक निवेशों को भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार माना गया है तथा उनके लिए प्रावधान अलाभकारी आस्तियों के लिए लागू भारतीय रिज़र्व बैंक के मानदंडों के अनुसार किया गया है.

4.2.7 सहयोगियों (भारत और विदेश दोनों में) में विनिधानों का मूल्यन लेखा मानक 23 के अनुसार किया गया है.

4.2.8 अनुषंगियों और संयुक्त उद्यमों के विनिधानों का निपटान क्रमशः लेखा मानक 21 और 27 के अनुसार किया गया है.

5. अग्रिम

5.1 तुलनपत्र में अग्रिमों को प्रावधानों और अलाभकारी आस्तियों (एनपीए) पर अवसूल ब्याज को घटाकर दर्शाया गया है.

5.2 विश्व-ऋण-संविभाग में मानक आस्तियों पर 0.25 प्रतिशत का एक सामान्य प्रावधान किया गया है.

5.3 भारतीय कार्यालय

5.3.1 समस्त अग्रिमों को चार श्रेणियों, अर्थात् (क) मानक आस्तियाँ, (ख) अव-मानक आस्तियाँ, (ग) संदिग्ध आस्तियाँ और (घ) हानिप्रद आस्तियाँ, में वर्गीकृत किया गया है.

5.3.2 सभी बकाया अग्रिमों में से अलाभकारी आस्तियों पर अवसूल ब्याज की राशि को घटाने के बाद निम्नानुसार प्रावधान किए गए हैं :

क) अव-मानक आस्तियों पर 10 प्रतिशत

ख) संदिग्ध आस्तियों पर :

i) जहाँ कहीं लागू हो, निर्यात ऋण गारंटी निगम/लघु उद्योग ऋण गारंटी न्यास द्वारा उपलब्ध कराई गई गारंटी सुरक्षा की रखनेयोग्य/वसूल करनेयोग्य राशि को घटाने के बाद अप्रतिभूत भाग पर 100 प्रतिशत.

ii) प्रतिभूत भाग पर :

अग्रिम को संदिग्ध माने जाने की अवधि	*प्रतिशत*
एक वर्ष तक	20
एक से तीन वर्ष तक	30
तीन वर्ष से अधिक	50

4.2.5 Treasury bills and commercial paper are valued at cost.

4.2.6 Non-SLR – Non-Performing Investments are recognized as per RBI guidelines and provision is made as per RBI norms applicable to Non-Performing Advances.

4.2.7 Investments in Associates (both in India and abroad) are valued as per Accounting Standard 23.

4.2.8 Investments in Subsidiaries and Joint Ventures are dealt with in accordance with Accounting Standards 21 and 27 respectively.

5. Advances

5.1 Advances are shown in the balance sheet net of provisions and unrealized interest on Non Performing Assets (NPAs).

5.2 A general provision of 0.25% is made on Standard Assets on the global loan portfolio.

5.3 Indian Offices

5.3.1 All advances are classified under four categories viz. a) Standard Assets, b) Sub-Standard Assets, c) Doubtful Assets and d) Loss Assets.

5.3.2 Provisions are made on all outstanding advances net of interest not realized on NPAs as under:

(a) Sub-Standard Assets at 10%

(b) Doubtful Assets:

i) Unsecured portion at 100% after netting retainable/realizable amount of guarantee cover provided by Export Credit Guarantee Corporation/Credit Guarantee Trust for small industries wherever applicable.

ii) Secured portion:

Period for which the advance has been considered as doubtful	*Percentage*
up to one year	20
One to three years	30
More than three years	50

iii) ऐसे अग्रिम जिनमें गारंटी-राशि की मांग करने के बाद राज्य सरकार की गारंटी 31 मार्च 2000 को दो से अधिक तिमाहियों तक बकाया रही है - प्रतिभूत भाग का 30 प्रतिशत और अप्रतिभूत भाग का 100 प्रतिशत.

iv) हानिप्रद आस्तियाँ - 100 प्रतिशत.

5.3.3 अग्रिमों के पिछले वर्ष निर्धारित ऐसे अवसूल ब्याज के लिए प्रावधान किया गया है जो चालू वर्ष के दौरान अलाभकारी बन गया है.

5.3.4 अग्रिमों की पुनर्संरचना/अग्रिमों के चुकौती-कार्यक्रम के पुनर्निर्धारण के मामले में, मूल करार के अनुसार भावी ब्याज के वर्तमान मूल्य और संशोधित करार के अनुसार भावी ब्याज के वर्तमान मूल्य के बीच के अंतर के लिए लाभ एवं हानि खाते को प्रभारित करके पुनर्संरचना/पुनर्निर्धारण के समय प्रावधान किया गया है.

5.4 विदेश स्थित कार्यालय

5.4.1 अग्रिमों का चार श्रेणियों में उसी प्रकार वर्गीकरण किया गया है जैसा भारत स्थित कार्यालयों के संबंध में किया जाता है.

5.4.2 अग्रिमों के संबंध में प्रावधान स्थानीय कानून की अपेक्षाओं या भारतीय रिज़र्व बैंक द्वारा निर्धारित आय निर्धारण एवं आस्ति वर्गीकरण मानदंडों में से जो भी अधिक था, उसके अनुसार किए गए हैं.

5.5 अग्रिमों में क्रेडिट कार्डधारकों से प्राप्य ऋणों तथा लेनदारी लेखा क्रय ऋणों को शामिल किया गया है.

6. अचल आस्तियाँ

6.1 देशीय कार्यालयों की अचल आस्तियों पर मूल्यह्रास का प्रावधान, ह्रासित मूल्य पद्धति के अनुसार आयकर नियम 1962 के अंतर्गत निर्धारित दरों पर किया गया है. भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार कंप्यूटरों के संबंध में मूल्यह्रास का प्रावधान 33.33 प्रतिशत वार्षिक दर पर सीधी रेखा पद्धति के आधार पर किया गया है. जो कंप्यूटर सॉफ्टवेयर हार्डवेयर का अभिन्न अंग नहीं हैं, उनके लिए खरीद के वर्ष में ही पूरा मूल्यह्रास कर दिया गया है.

6.2 पट्टे पर लिये गए परिसरों के संबंध में, पट्टे की राशि को पट्टे की अवधि के अनुरूप परिशोधित किया गया है.

6.3 भारतीय स्टेट बैंक के विदेश स्थित कार्यालयों और विदेशी अनुषंगियों की अचल आस्तियों पर मूल्यह्रास का प्रावधान संबंधित देशों के स्थानीय कानूनों के अनुसार किया गया है.

iii) Advances where State Government guarantee remained default for more than two quarters as on 31.03.2000 after it was invoked, at 30% of the secured portion and 100% of the unsecured portion.

iv) Loss Assets at 100%.

5.3.3 Unrealized interest recognized in the previous year on advances, which become non-performing during the current year is provided for.

5.3.4 In case of restructuring/rescheduling of advances, the difference between the present value of the future interest as per the original agreement and the present value of the future interest as per the revised agreement is provided for at the time of restructuring/rescheduling by way of charge to the Profit and Loss Account.

5.4 Foreign offices

5.4.1 Advances are classified under four categories in line with those of Indian Offices.

5.4.2 Provisions in respect of advances are made as per IRAC norms prescribed by RBI or as per local requirements whichever are higher.

5.5 Advances include debts due from credit card holders and also factored debts.

6. Fixed Assets

6.1 Depreciation on Fixed Assets of Domestic Offices in India provided for on written down value method at the rates prescribed under Income Tax Rules, 1962. In respect of computers, depreciation is provided for on straight-line method @ 33.33% per annum as per RBI guidelines. Computer software not forming integral part of hardware is depreciated fully during the year of purchase.

6.2 In respect of leasehold premises, the lease amount is amortised over the period of lease.

6.3 Depreciation on the fixed assets of foreign offices of SBI and foreign subsidiaries is provided as per the local laws of the countries.

7. पट्टे पर दी गई आस्तियाँ

7.1 31 मार्च 2001 को या उसके पूर्व पट्टे पर दी गई आस्तियों के संबंध में पट्टे पर दी गई आस्तियों और पट्टे पर दी जानेवाली आस्तियों के लिए संदत्त अग्रिमों को क्रमशः ''पट्टाकृत आस्तियाँ'' और ''चल रहे पूंजीगत कार्य'' (पट्टाकृत आस्तियाँ) के रूप में स्थिर आस्तियों में शामिल किया गया है. मूल्यह्रास का प्रावधान कंपनी अधिनियम 1956 की अनुसूची XIV में निर्धारित दरों के अनुसार सीधी रेखा पद्धति के आधार पर किया गया है और वार्षिक पट्टा प्रभार (पूंजीगत वसूली) और मूल्यह्रास के बीच के अंतर को भारतीय सनदी लेखाकार संस्थान द्वारा जारी दिशा-निर्देशों के अनुसार पट्टा समकरण लेखे में लिया गया है.

7.2 1 अप्रैल 2001 को या उसके बाद पट्टे पर दी गई आस्तियों को भारतीय सनदी लेखाकार संस्थान द्वारा जारी लेखा मानक 19 के अनुसार लेखे में लिया गया है. ऐसी आस्तियों को ''अन्य आस्तियाँ'' मद के अन्तर्गत शामिल किया गया है.

7.3 अलाभकारी पट्टाकृत आस्तियों के संबंध में प्रावधान भारतीय रिज़र्व बैंक द्वारा निर्धारित आय-निर्धारण एवं आस्ति वर्गीकरण मानदंडों के आधार पर किया गया है.

8. राजस्व/व्यय निर्धारण

8.1 भारतीय कार्यालय : बैंकिंग इकाइयाँ

आय एवं व्यय को उपचित आधार पर लेखे में लिया गया है. विदेशी कार्यालयों के मामले में आय का निर्धारण संबंधित देशों के स्थानीय कानूनों के अनुसार किया गया है.

8.1.1 आय की निम्नलिखित मदों का निर्धारण, उनकी वसूली में निहित व्यापक अनिश्चितता के कारण, वसूली के आधार पर किया गया है

(क) अतिदेय बिलों सहित अलाभकारी अग्रिमों / आस्तियों पर ब्याज और पट्टा आय

(ख) अलाभकारी निवेशों पर ब्याज

(ग) कमीशन (आस्थगित भुगतान गारंटियों और सरकारी लेनदेनों को छोड़कर), विनिमय और दलाली

(घ) निवेशों पर लाभांश

8.2 भारतीय कार्यालय : गैर-बैंकिंग इकाइयाँ

8.2.1 निर्गम प्रबंधन एवं सलाहकारी शुल्क (परियोजना मूल्यांकन शुल्क के अतिरिक्त) का निर्धारण ग्राहक के साथ हुए करार

7. Assets Given on Lease

7.1 In respect of assets given on lease on or before 31st March 2001, the assets given on lease and the advance paid against assets given on lease are included in Fixed Assets as "Leased Assets" and "Capital Work-in-progress (Leased Assets)" respectively. Depreciation is provided for on straight line method as per the rates prescribed in Schedule XIV to the Companies Act, 1956 and the difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account as per guidelines issued by the ICAI.

7.2 Assets given on lease on or after 1st April 2001 are accounted for as per Accounting Standard 19 issued by the ICAI. Such assets are included under "Other Assets."

7.3 Provisions on non-performing leased assets are made on the basis of IRAC norms prescribed by RBI.

8. Revenue/Expense Recognition

8.1 Indian Offices: Banking entities

Income and expenditure are accounted on accrual basis. In case of Foreign Offices, income is recognized as per the local laws of the countries.

8.1.1 The following items of income are recognized on realization basis, owing to significant uncertainty in collection thereof

(a) Interest and lease income on non-performing advances/assets, including overdue bills

(b) Interest on non-performing investments

(c) Commission (other than commission on deferred payment guarantees and government transactions), exchange and brokerage

(d) Dividend on investments

8.2 Indian Offices: Non-banking entities

8.2.1 Issue management and advisory fees (other than project appraisal fees) are recognised as per the terms of agreement with the

की शर्तों के अनुसार किया गया है, जो सामान्यतः प्रतिशत पूर्णन पद्धति के अनुरूप होता है.

8.2.2 निजी स्थापन और परियोजना मूल्यांकन सेवाओं से संबंधित शुल्कों का निर्धारण नियत कार्य के पूर्ण होने के आधार पर किया गया है.

8.2.3 सार्वजनिक निर्गमों से संबंधित हामीदारी कमीशन और दलाली आय सार्वजनिक निर्गम के आबंटन कार्य को अंतिम रूप देते समय लेखे में ली गयी है.

8.2.4 वार्षिक कार्ड शुल्कों और सह-कार्ड शुल्कों को कार्डधारक का खाता खोलते समय/कार्ड के नवीकरण के समय आय के रूप में माना जाता है. कार्ड से संबंधित अन्य सभी सेवा शुल्कों का निर्धारण संबंधित लेनदेन दर्ज करने के समय किया गया है.

8.2.5 फैक्टरिंग सेवा शुल्कों को उपचय के आधार पर लेखे में लिया गया है, सिवाय अलाभकारी आस्तियों के मामलों में, जहां आय को वसूली आधार पर लेखे में लिया गया है.

8.2.6 न्यास बोर्ड के साथ हुए निवेश प्रबंधन और सलाहकारी करार या उसके बाद उसमें हुए संशोधन के अनुसार निधि प्रबंधन शुल्क को उपचय के आधार पर लेखे में लिया गया है.

8.2.7 जीवन बीमा प्रीमियम का निर्धारण आय के रूप में बकाया होने के बाद किया गया है.

8.3 विदेश स्थित कार्यालय/विदेशी अनुषंगियाँ

आय का निर्धारण देशों के स्थानीय कानूनों के अनुसार किया गया है.

9. स्टाफ-हितलाभ

स्टाफ के संबंध में ग्रेच्यूटी/पेंशन के लिए वास्तविक मूल्यांकन के आधार पर और भविष्य निधि के लिए सांविधिक अपेक्षाओं के अनुसार प्रावधान किया गया है. अवकाश नकदीकरण का प्रावधान नकदी आधार के बजाय बीमांकिक मूल्यांकन आधार पर किया गया है.

10. स्वैच्छिक सेवानिवृत्ति योजना से संबंधित व्यय

देशी बैंकिंग इकाइयों के मामले में, अनुग्रह राशि और वर्ष 2000-01 के दौरान स्वैच्छिक सेवानिवृत्ति योजना के कार्यान्वयन के कारण दी जानेवाली ग्रेच्यूटी एवं पेंशन के संबंध में वृद्धिशील देयता को आस्थगित राजस्व व्यय माना गया है, जिसे भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार 5 वर्षों की अवधि में समान रूप से परिशोधित किया जाएगा.

client, which are generally aligned to the percentage completion method.

8.2.2 Fees for private placement and project appraisal services are recognised on completion of assignment.

8.2.3 Underwriting commission and brokerage income relating to public issues are accounted for on finalisation of allotment of the public issue.

8.2.4 Annual card fees and the add-on card fees are recognised as income at the time of setting up of cardholder account/ at the time of renewal of the card. All other card-related service fees are booked at the time of recording the respective transaction.

8.2.5 Factoring service charges are accounted on accrual basis except in the case of non-performing assets, where income is accounted on realisation.

8.2.6 Funds management fees are accounted for on accrual basis in accordance with the Investment Management and Advisory Agreement with the Board of Trustees or as modified thereafter.

8.2.7 Life insurance premium is recognised as income as and when due.

8.3 Foreign Offices/Foreign Subsidiaries

Income is recognized as per the local laws of the countries.

9. Staff Benefits

Provisions are made for gratuity / pension benefits to staff on an actuarial valuation and for provident fund as per statutory requirements. Leave encashment has been provided on the basis of actuarial valuation instead of cash basis .

10. Expenses related to Voluntary Retirement Scheme

In case of domestic banking entities, exgratia and incremental liability in respect of gratuity and pension arising on implementation of Voluntary Retirement Scheme during 2000-01 is treated as Deferred Revenue Expenditure to be amortised equally over a period of 5 years in accordance with the guidelines of RBI.

11. आयकर के लिए प्रावधान

आयकर के लिए प्रावधान सांविधिक अपेक्षाओं का पालन करते हुए भारतीय सनदी लेखाकर संस्थान द्वारा जारी लेखा मानक 22 के अनुसार आस्थगित कर के लिए समायोजन करके किया गया है.

12. खंडवार सूचना

12.1 लेखा मानक 17 के अनुसार खंडवार सूचना देने के लिए निम्नांकित खंड **प्राथमिक खंड** के रूप में निर्धारित किए गए हैं :

क) बैंकिंग परिचालन, जिसके अंतर्गत भारत/विदेश स्थित इकाइयों की शाखाओं/कार्यालयों के परिचालन शामिल हैं.

ख) राजकोषीय परिचालन, जिसके अंतर्गत भारत/विदेश स्थित इकाइयों के राजकोषीय परिचालन शामिल हैं.

ग) अवशिष्ट परिचालन, जिसके अंतर्गत भारत/विदेश स्थित इकाइयों के परिचालन शामिल हैं.

12.2 निम्नांकित खंडों को **द्वितीयक खंड** के रूप में निर्धारित किया गया है:

क) भारतीय परिचालन, जिसके अंतर्गत देशीय कार्यालयों/इकाइयों के परिचालन शामिल हैं.

ख) विदेशी परिचालन, जिसके अंतर्गत विदेश स्थित कार्यालयों/इकाइयों के परिचालन शामिल हैं.

11. Provision for income tax

Provision for income tax is made in accordance with the statutory requirements with adjustments for deferred tax in terms of Accounting Standard 22 issued by the ICAI.

12. Segment Reporting

12.1 For the purpose of Segment Reporting as per Accounting Standard 17, the following segments have been identified as **Primary Segments:**

a) Banking operations comprising branches/ offices of banking entities in India/abroad.

b) Treasury operations comprising the treasury operations of banking entities in India/abroad.

c) Residual operations comprising the operations of non-banking entities in India/abroad.

12.2 The following segments have been identified as **Secondary Segments:**

a) Indian Operations consisting of domestic offices/entities

b) Foreign Operations consisting of foreign offices/entities.

2003-04 के लिए लेखा टिप्पणियां

1 समेकित वित्तीय विवरण तैयार करने हेतु अनुषंगियों/संयुक्त उद्यमों/सहयोगियों की सूची.

समेकित वित्तीय विवरण तैयार करते समय निम्नांकित 16 अनुषंगियों / 5 संयुक्त उद्यमों/50 सहयोगियों (मूल संस्था भारतीय स्टेट बैंक के साथ समूह में सम्मिलित) को शामिल किया गया है :

क) अनुषंगी का नाम

	अनुषंगी का नाम	निगमन-देश	स्वामित्व हित अनुपात
1.	स्टेट बैंक आफ बीकानेर एण्ड जयपुर	भारत	75.07%
2.	स्टेट बैंक आफ हैदराबाद	भारत	100.00%
3.	स्टेट बैंक आफ इंदौर	भारत	98.05%
4.	स्टेट बैंक आफ मैसूर	भारत	92.33%
5.	स्टेट बैंक आफ पटियाला	भारत	100.00%
6.	स्टेट बैंक आफ सौराष्ट्र	भारत	100.00%
7.	स्टेट बैंक आफ त्रावणकोर	भारत	75.01%
8.	एसबीआई कमर्शल एण्ड इंटरनेशनल बैंक लिमिटेड	भारत	100.00%
9.	एसबीआइ कैपिटल मार्केट्स लिमिटेड	भारत	86.16%
10.	एसबीआइ फंड्स मैनेजमेंट प्राइवेट लिमिटेड	भारत	100.00%
11.	एसबीआइ फैक्टर्स एण्ड कमर्शल सर्विसेज प्राइवेट लिमिटेड	भारत	69.88%
12.	डिस्काउंट एण्ड फाइनैंस हाउस आफ इंडिया लिमिटेड	भारत	66.00%
13.	भारतीय स्टेट बैंक (कनाडा)	कनाडा	100.00%
14.	भारतीय स्टेट बैंक (कैलिफोर्निया)	संयुक्त राज्य अमरीका	100.00%
15.	एसबीआइ इंटरनेशनल (मारिशस) लिमिटेड	मारिशस	98.00%
16.	इंडो-नाईजीरियन मर्चेंट बैंक लिमिटेड	नाइजीरिया	51.46%

ख) संयुक्त उद्यम

1.	एसबीआइ कार्ड्स एंड पेमेंट सर्विसेज प्रा. लिमिटेड	भारत	60.00%
2.	जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्रा.लि.	भारत	40.00%
	एसबीआइ लाइफ इंश्योरेंस कंपनी लिमिटेड	भारत	74.00%
	क्रेडिट इंफर्मेशन ब्यूरो ऑफ इंडिया लिमिटेड	भारत	40.00%
	कमर्शल बैंक ऑफ इंडिया एलएलसी	रूस	60.00%

NOTES ON ACCOUNTS 2003-04

1. List of Subsidiaries/Joint Ventures/Associates considered for preparation of consolidated financial statements.

1.1 The 16 Subsidiaries, 5 Joint Ventures and 50 Associates (which along-with State Bank of India, the Parent, constitute the Group), considered in the preparation of the consolidated financial statements, are:

A) Subsidiaries

	Name	Country of Incorporation	Proportion of ownership interest
1	State Bank of Bikaner & Jaipur	India	75.07%
2	State Bank of Hyderabad	India	100.00%
3	State Bank of Indore	India	98.05%
4	State Bank of Mysore	India	92.33%
5	State Bank of Patiala	India	100.00%
6	State Bank of Saurashtra	India	100.00%
7	State Bank of Travancore	India	75.01%
8	SBI Commercial & International Bank Ltd.	India	100.00%
9	SBI Capital Markets Ltd.	India	86.16%
10	SBI Funds Management Pvt. Ltd.	India	100.00%
11	SBI Factors and Commercial Services Pvt. Ltd.	India	69.88%
12	Discount and Finance House of India Ltd.	India	66.00%
13	State Bank of India (Canada)	Canada	100.00%
14	State Bank of India (California)	USA	100.00%
15	SBI International (Mauritius) Ltd.	Mauritius	98.00%
16	INMB Bank Ltd.	Nigeria	51.46%

B) Joint Ventures

1	SBI Cards and Payment Services Pvt. Ltd.	India	60.00%
2	GE Capital Business Process Management Services Pvt. Ltd.	India	40.00%
3	SBI Life Insurance Co. Ltd.	India	74.00%
4	Credit Information Bureau of India Ltd.	India	40.00%
5	Commercial Bank of India LLC	Russia	60.00%

ग) सहयोगी

भारतीय स्टेट बैंक द्वारा प्रायोजित क्षेत्रीय ग्रामीण बैंक (प्रत्येक की स्थापना भारत में की गई है और 35% शेयर भारतीय स्टेट बैंक के पास हैं)

1. अलकनंदा ग्रामीण बैंक
2. अरुणाचल प्रदेश रूरल बैंक
3. बस्तर क्षेत्रीय ग्रामीण बैंक
4. बस्ती ग्रामीण बैंक
5. बिलासपुर रायपुर क्षेत्रीय ग्रामीण बैंक
6. बोलंगिर आंचलिक ग्रामीण बैंक
7. बुंदेलखंड क्षेत्रीय ग्रामीण बैंक
8. दमोह-पन्ना-सागर क्षेत्रीय ग्रामीण बैंक
9. इलाकाई देहाती बैंक
10. गंगा यमुना ग्रामीण बैंक
11. गोरखपुर क्षेत्रीय ग्रामीण बैंक
12. क बैंक नानकिनडांग री खासी जैनटिया
13. काकतीया ग्रामीण बैंक
14. कालाहांडी आंचलिक ग्राम्य बैंक
15. कोरापुट पंटवटी ग्राम्य बैंक
16. कृष्णा ग्रामीण बैंक
17. लंगपी देहांगी रूरल बैंक
18. मंजीरा ग्रामीण बैंक
19. मिजोरम रूरल बैंक
20. नगालैंड रूरल बैंक
21. नागार्जुन ग्रामीण बैंक
22. पलामू क्षेत्रीय ग्रामीण बैंक
23. पर्वतीय ग्रामीण बैंक
24. पिथौरागढ़ क्षेत्रीय ग्रामीण बैंक
25. रायगढ़ क्षेत्रीय ग्रामीण बैंक
26. समस्तीपुर क्षेत्रीय ग्रामीण बैंक
27. संगमेश्वरा ग्रामीण बैंक
28. संथाल परगना ग्रामीण बैंक
29. शिवपुरी-गुना क्षेत्रीय ग्रामीण बैंक
30. श्री विशाखा ग्रामीण बैंक

घ) सहयोगी

भारतीय स्टेट बैंक के सहयोगी बैंकों द्वारा प्रायोजित क्षेत्रीय ग्रामीण बैंक (प्रत्येक की स्थापना भारत में की गई है और 35% शेयर भारतीय स्टेट बैंक के सहयोगी बैंकों के पास हैं)

1. बीकानेर क्षेत्रीय ग्रामीण बैंक
2. कावेरी ग्रामीण बैंक
3. गोलकोंडा ग्रामीण बैंक
4. जामनगर राजकोट ग्रामीण बैंक
5. जूनागढ़-अमरेली ग्रामीण बैंक
6. कल्पतरु ग्रामीण बैंक
7. मालवा ग्रामीण बैंक
8. मारवाड़ ग्रामीण बैंक

C) Associates

RRBs Sponsored by SBI (Each is established in India and SBI is having 35% shares)

1. Alaknanda Gramin Bank
2. Arunachal Pradesh Rural Bank
3. Bastar Kshetriya Gramin Bank
4. Basti Gramin Bank
5. Bilaspur Raipur Kshetriya Gramin Bank
6. Bolangir Anchalik Gramin Bank
7. Bundelkhand Kshetriya Gramin Bank
8. Damoh-Panna-Sagar Kshetriya Gramin Bank
9. Ellaquai Dehati Bank
10. Ganga Yamuna Gramin Bank
11. Gorakhpur Kshetriya Gramin Bank
12. Ka Bank Nongkyndong Ri Khasi Jaintia
13. Kakathiya Grameena Bank
14. Kalahandi Anchalika Gramya Bank
15. Koraput Panchbati Gramya Bank
16. Krishna Grameena Bank
17. Langpi Dehangi Rural Bank
18. Manjira Grameena Bank
19. Mizoram Rural Bank
20. Nagaland Rural Bank
21. Nagarjuna Grameena Bank
22. Palamau Kshetriya Gramin Bank
23. Parvatiya Gramin Bank
24. Pithoragarh Kshetriya Gramin Bank
25. Raigarh Kshetriya Gramin Bank
26. Samastipur Kshetriya Gramin Bank
27. Sangameshwara Grameena Bank
28. Santhal Parganas Gramin Bank
29. Shivpuri-Guna Kshetriya Grameena Bank
30. Sri Visakha Grameena Bank

D) Associates

Sponsored by Associate Banks of SBI (Each is established in India and Associate Banks of SBI are having 35% shares)

1. Bikaner Kshetriya Gramin Bank
2. Cauvery Grameena Bank
3. Golconda Grameena Bank
4. Jamnagar Rajkot Gramin Bank
5. Junagadh Amreli Gramin Bank
6. Kalpatharu Grameena Bank
7. Malwa Gramin Bank
8. Marwar Gramin Bank

9. श्री गंगानगर क्षेत्रीय ग्रामीण बैंक
10. श्री सरस्वती ग्रामीण बैंक
11. सातवाहन ग्रामीण बैंक
12. श्रीरामा ग्रामीण बैंक
13. सुरेंद्रनगर भावनगर ग्रामीण बैंक
14. विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक

ङ) अन्य सहयोगी

1.	एसबीआइ होम फाइनैंस लिमिटेड	भारत	25.05%
2.	क्लियरिंग कार्पोरेशन ऑफ इंडिया लिमिटेड	भारत	28.97%
3.	नेपाल एसबीआइ बैंक लिमिटेड	भारत	50.00%
4.	बैंक ऑफ भूटान	भारत	20.00%
5.	यूटीआई एसेट मैनेजमेंट कंपनी प्रा. लि.	भारत	25.00%
6.	एसेट रिकंस्ट्रक्शंस कंपनी (इंडिया) लि.	भारत	24.50%

1.2 वर्ष के दौरान समूह के गठन में निम्नलिखित बदलाव आए हैं :

1.2.1 मुंबई उच्च न्यायालय के 26 फरवरी 2004 के आदेश के अनुसार एसबीआइ गिल्ट्स लि. का विलयन डिस्काउंट एंड फाइनैंस हाउस ऑफ इंडिया लि. के साथ किया गया. विलयन की प्रभावी तिथि 01.04.2003 है. इस विवरण को तैयार करने के प्रयोजन से विलय की गई इकाई के आँकड़ों पर विचार किया गया है.

1.2.2 कैनरा बैंक के साथ संयुक्त उद्यम के रूप में 5 नवंबर 2003 को रूस में निगमित कमर्शल बैंक ऑफ इंडिया एलएलसी ने 04 दिसंबर 2003 से परिचालन प्रारंभ किया.

1.3 ब्राजील में निगमित अनुषंगी एसबीआइ सर्विकोस लिमिटाडा परिसमापन की प्रक्रिया में है. इन कंपनियों के आँकड़े समेकन में नहीं लिए गए हैं और इन अनुषंगियों में बैंक के निवेश को "अनुसूची 8 में अन्य निवेशों" के अंतर्गत प्राप्य राशियों में दिखाया गया है.

1.4 एसबीआइ सिक्यूरिटीज़ लि. नामक अनुषंगी, जो स्वैच्छिक परिसमापन की प्रक्रिया में थी, परिसमाप्त कर दी गई है. समूह के 45.60 करोड़ रुपए के ईक्विटी निवेश की पूरी वसूली हो गई है.

1.5 दो सहयोगी - बैंक ऑफ भूटान (31 दिसंबर) तथा नेपाल एसबीआइ बैंक लि. (हिंदू कैलेंडर वर्ष) मूल संस्था से भिन्न लेखा-वर्ष अपनाते हैं.

1.6 यूटीआइ एसेट मेनेजमेंट कंपनी प्रा. लि. नामक सहयोगी के वित्तीय

9. Sri Ganganagar Kshetriya Gramin Bank
10. Sri Saraswathi Grameena Bank
11. Sathavahana Grameena Bank
12. Srirama Grameena Bank
13. Surendranagar Bhavnagar Gramin Bank
14. Vidisha Bhopal Kshetriya Gramin Bank

E) OTHER ASSOCIATES

1.	SBI Home Finance Ltd.	India	25.05%
2.	Clearing Corporation of India Ltd.	India	28.97%
3.	Nepal SBI Bank Ltd.	India	50.00%
4.	Bank of Bhutan	India	20.00%
5.	UTI Asset Management Company Pvt. Ltd.	India	25.00%
6.	Asset Reconstruction Company (India) Ltd.	India	24.50%

1.2 The following changes have taken place in the composition of the group during the year :

1.2.1 SBI Gilts Ltd., has been merged with Discount & Finance House of India Ltd. in terms of the Order of the Mumbai High Court dated 26th February 2004. The effective date of merger is 01.04.2003. For the purpose of preparing this statement, the figures of the mergered entity have been considered.

1.2.2 Commercial Bank of India LLC, a joint venture with Canara Bank, incorporated in Russia as a joint stock company on 5th November 2003, has commenced operation effective from 4th December 2003.

1.3 SBI Servicos Limitada, a subsidiary incorporated in Brazil, is in the process of being liquidated. While figures of these Companies have not been taken for the purpose of consolidation, the bank's investment in these subsidiaries have been shown as receivable under the head "Other investment in Schedule 8."

1.4 SBI Securities Ltd. a subsidiary which was under voluntary liquidation has been liquidated. The group's equity investment of Rs. 45.60 crores has been fully realised.

1.5 Two of the associates - Bank of Bhutan (31st December) and Nepal SBI Bank Ltd. (Hindu Calendar Year), follow accounting year different from that of the parent.

1.6 The Financial Statement of One of the Associates -